[redacted]

14005616

SEC
Mail Processing
Section

MAR 14 2014

Washington DC
403

OMB APPROVAL
OMB Number: 3235-0327
Expires: June 30, 2015
Estimated average burden hours per response: 0.10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Hungary
Exact name of registrant as specified in charter

0000889414
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2012
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

033-49294-01
SEC file number, if available

S-____________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2012
Report period (if applicable)

____
Name of Person Filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Budapest, Hungary on March 14, 2014.

HUNGARY

By: /s/ István Töröcskei
Name: Mr. István Töröcskei
Title: Chief Executive Officer of Government Debt Management Agency Private Company Limited by Shares as attorney

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to Hungary's Annual Report on Form 18-K for the year ended December 31, 2012 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the 2014 Annual Budget of Hungary

EXHIBIT C

MAGYAR KÖZLÖNY

216. szám

MAGYARORSZÁG HIVATALOS LAPJA
2013. december 21., szombat

Tartalomjegyzék

II. Törvények

2013. évi CCXXX. törvény
Magyarország 2014. évi központi költségvetéséről*

Az Országgyűlés az Alaptörvény 36. cikk (1) bekezdése alapján Magyarország 2014. évi központi költségvetéséről a következő törvényt alkotja:

I. FEJEZET
A KÖZPONTI ALRENDSZER KIADÁSAINAK ÉS BEVÉTELEINEK FŐÖSSZEGE, A HIÁNY ÉS AZ ÁLLAMADÓSSÁG ÉRTÉKE

1. Az államháztartás központi alrendszerének egyenlege és főösszegei

1. § (1) Az Országgyűlés az államháztartás központi alrendszerének (a továbbiakban: központi alrendszer) 2014. évi
a) bevételi főösszegét 15 983 668,7 millió forintban,
b) kiadási főösszegét 16 968 306,1 millió forintban,
c) hiányát 984 637,4 millió forintban
állapítja meg.

(2) Az (1) bekezdésben meghatározott bevételi és kiadási főösszegeken belül az Országgyűlés a LXXI. Nyugdíjbiztosítási Alap fejezet (a továbbiakban: Ny. Alap) 2014. évi
a) bevételi főösszegét 2 964 608,2 millió forintban,
b) kiadási főösszegét 2 964 608,2 millió forintban,
c) egyenlegét 0,0 millió forintban
állapítja meg.

(3) Az (1) bekezdésben meghatározott bevételi és kiadási főösszegeken belül az Országgyűlés a LXXII. Egészségbiztosítási Alap fejezet (a továbbiakban: E. Alap) 2014. évi
a) bevételi főösszegét 1 884 177,5 millió forintban,
b) kiadási főösszegét 1 884 177,5 millió forintban,
c) egyenlegét 0,0 millió forintban
állapítja meg.

2. § Az 1. §-ban meghatározott bevételi és kiadási főösszegeknek és a saját bevétellel nem fedezett kiadásokhoz nyújtott költségvetési támogatási előirányzatoknak fejezetek, címek, alcímek, jogcímcsoportok, jogcímek szerinti részletezését az 1. melléklet tartalmazza.

2. Az államadósság értéke

3. § (1) A Magyarország gazdasági stabilitásáról szóló 2011. évi CXCIV. törvény (a továbbiakban: Gst.) 4. § (1) bekezdése alapján az államháztartás két alrendszere és a kormányzati szektorba sorolt egyéb szervezetek 2014. december 31-ére tervezett adóssága 296,9 forint/euró, 240,6 forint/svájci frank és 225,0 forint/amerikai dollár árfolyam mellett az államháztartás központi alrendszerében 23 392,7 milliárd forint, az államháztartás önkormányzati alrendszerében 40,0 milliárd forint, a kormányzati szektorba sorolt egyéb szervezeteknél 163,4 milliárd forint.

(2) 2014. december 31-én az államadósság-mutató
a) számlálójának a Gst. 2. § (1) bekezdés a) pontja szerinti várható összege 23 559,1 milliárd forint,
b) nevezőjének a Gst. 2. § (1) bekezdés b) pontja szerinti várható összege 30 629,1 milliárd forint.

(3) Az államadósság-mutató mértéke a (2) bekezdés alapján várhatóan 76,9%.

* A törvényt az Országgyűlés a 2013. december 17-ei ülésnapján fogadta el.

(4) Az Országgyűlés megállapítja, hogy az államadósság-mutató (3) bekezdés szerinti mértéke a 2013. év végén várható 77,4%-hoz képest az Alaptörvény 36. cikk (5) bekezdésében meghatározott államadósság-mutató csökkenése követelményének eleget tesz.

3. A központi alrendszer előirányzat-módosítási kötelezettség nélkül teljesülő kiadásai és bevételei

4. § Az 1. mellékletben meghatározott kiadási és bevételi előirányzatok közül az 5. mellékletben meghatározott esetekben a teljesülés külön szabályozott módosítás nélkül is eltérhet az előirányzattól.

II. FEJEZET
A KÖZPONTI ALRENDSZER EGYES ELŐIRÁNYZATAINAK MEGÁLLAPÍTÁSÁVAL, TELJESÍTÉSÉVEL ÉS FELHASZNÁLÁSÁVAL KAPCSOLATOS RENDELKEZÉSEK

4. A központi alrendszer egyes tartalék-előirányzatai

5. § (1) Céltartalék szolgál a X. Közigazgatási és Igazságügyi Minisztérium fejezet, 24. cím, 2. Közszférában foglalkoztatottak bérkompenzációja alcímen a költségvetési szerveknél és a nevelési-oktatási, felsőoktatási, egészségügyi, karitatív, szociális, család-, gyermek- és ifjúságvédelmi, kulturális vagy sporttevékenységet önmaga vagy intézménye útján ellátó egyházi jogi személynél foglalkoztatottak részére a 2014. évben – jogszabály alapján – járó többlet személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulékok és szociális hozzájárulási adó kifizetésére.

(2) Céltartalék szolgál a X. Közigazgatási és Igazságügyi Minisztérium fejezet, 24. cím, 3. Különféle kifizetések alcímen

a) a prémiumévek programról és a különleges foglalkoztatási állományról szóló törvény szerinti munkáltatói kifizetésekre,

b) az Állami Számvevőszékről szóló 2011. évi LXVI. törvény 21. § (1) bekezdésében meghatározott számvevői illetményalap változása miatti személyi juttatás és az azokhoz kapcsolódó munkaadókat terhelő járulékok és szociális hozzájárulási adó növekményének kifizetésére,

c) a központi költségvetési szerveknél a feladatok változásával, a szervezetek, szervezetrendszerek korszerűsítésével, a feladatellátás ésszerűsítésével megvalósuló, kiadás- és költségvetési támogatásmegtakarítást eredményező létszámcsökkentések személyi juttatások és munkaadókat terhelő járulékok és szociális hozzájárulási adó kifizetéseire,

d) az Alkotmánybíróság új tagjának megválasztásánál jelentkező többlet személyi juttatások és az azokhoz kapcsolódó munkaadókat terhelő járulékok és szociális hozzájárulási adó kifizetésére.

(3) A Kormány a X. Közigazgatási és Igazságügyi Minisztérium fejezet, 24. cím, 3. Különféle kifizetések alcím előirányzatából a IX. Helyi önkormányzatok támogatásai fejezet, 2. Helyi önkormányzatok által felhasználható központosított előirányzatok cím, – 3. mellékletben szereplő – 6. Helyi szervezési intézkedésekhez kapcsolódó többletkiadások támogatása jogcímre átcsoportosíthat, ha a helyi önkormányzati létszámleépítések miatt e jogcímen rendelkezésre álló előirányzat már felhasználásra került.

(4) A költségvetési szerveknél és a nevelési-oktatási, felsőoktatási, egészségügyi, karitatív, szociális, család-, gyermek- és ifjúságvédelmi, kulturális vagy sporttevékenységet önmaga vagy intézménye útján ellátó egyházi jogi személynél foglalkoztatott természetes személy és annak e körben foglalkoztatott házas- vagy élettársa a 2014. évi adó- és járulékváltozások ellentételezésének megállapításához a saját és házas- vagy élettársa munkáltatója részére is nyilatkozik – a kompenzáció összegének megállapítása érdekében – a családi kedvezményre való jogosultságáról, az annak igénylése során figyelembe vehető kedvezményezett eltartottak számáról, adóazonosító jeléről, illetményéről és a jogviszonya keletkezésének időpontjáról. A nyilatkozatra vonatkozó további rendelkezéseket a Kormány rendeletben állapítja meg.

5. Az állam vagyonával kapcsolatos rendelkezések

6. § (1) A Magyar Nemzeti Vagyonkezelő Zrt. hitelfelvételre és kezességvállalásra nem jogosult. A Magyar Nemzeti Vagyonkezelő Zrt. – az Államadósság Kezelő Központ Zrt. (a továbbiakban: ÁKK Zrt.) törvényben meghatározott feladatkörét nem érintve – az államháztartásért felelős miniszter és az állami vagyon felügyeletéért felelős miniszter erre vonatkozó engedélye alapján jogosult az állam képviseletében eljárni olyan hitelviszonyt megtestesítő értékpapír kibocsátása során, amelynek kibocsátója az állam, és amely az állam tulajdonában levő pénzügyi eszköz átcseréléséhez, illetve biztosítékként annak megszerzéséhez kapcsolódik. Ilyen hitelviszonyt megtestesítő

értékpapír forgalomba hozatal és mögöttes pénzkövetelés, illetve pénzösszegnek a kibocsátó rendelkezésre bocsátása nélkül is létrehozható a Magyar Nemzeti Vagyonkezelő Zrt. értékpapírszámláján.

(2) A 2014. évben a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet kiadásai terhére történő, 1000,0 millió forint összeget elérő mértékű kötelezettségvállalásokat és – a központi alrendszer likviditási helyzetére figyelemmel – a kifizetések ütemezését az állami vagyon felügyeletéért felelős miniszter a rábízott vagyon vagyonkezelési tervének keretében hagyja jóvá.

(3) Az állami vagyonról szóló 2007. évi CVI. törvény

a) 28. § (4) bekezdésében meghatározott egyedi könyv szerinti bruttó érték a 2014. évben 25,0 millió forint,

b) 33. § (2) bekezdésében meghatározott egyedi könyv szerinti bruttó érték a 2014. évben 25,0 millió forint,

c) 35. § (2) bekezdés i) pontjában meghatározott egyedi bruttó forgalmi érték a 2014. évben 25,0 millió forint,

d) 36. § (4) bekezdésében meghatározott ingyenesen átruházható vagyontárgyak 2014. évi összesített bruttó forgalmi értéke – a (4) bekezdésben meghatározott kivétellel – 15 000,0 millió forint lehet.

(4) Az állam javára megszerzett, a Nemzeti Eszközkezelő Zrt. vagyonkezelésébe kerülő, átadott ingatlanok, valamint a PPP-konstrukcióban létrehozott, az állam javára megszerzett sport- és oktatási létesítmények összegszerű korlátozás nélkül adhatók ingyenesen önkormányzati tulajdonba.

(5) A nemzeti vagyonról szóló 2011. évi CXCVI. törvény

a) 11. § (6) bekezdésében meghatározott értékhatárt a 2014. évben 25,0 millió forint egyedi bruttó forgalmi érték,

b) 11. § (16) bekezdésében meghatározott értékhatárt a 2014. évben a hasznosítással érintett rész tekintetében 25,0 millió forint egyedi bruttó forgalmi érték,

c) 13. § (1) bekezdésben meghatározott értékhatárt a 2014. évben 25,0 millió forint egyedi bruttó forgalmi érték

képezi.

(6) A Nemzeti Eszközkezelő Zrt. által vagyonkezelt állami tulajdonú ingatlanok értékesítéséből és hasznosításából származó bevételeket a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet 1. cím, 1. Értékesítési bevételek alcímen, és 1. cím, 2. Hasznosítási bevételek alcímen belül önálló jogcímcsoporton kell elszámolni. Ezek a bevételek a 2014. évben a Kormány határozatában adott jóváhagyásával a Nemzeti Eszközkezelő Zrt. jogszabályban meghatározott feladatellátásának finanszírozására használhatók fel. A Kormány határozatában legfeljebb a pénzforgalmilag teljesült hasznosítási és értékesítési bevételek mértékéig engedélyezheti a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet Nemzeti Eszközkezelő Zrt. feladatait finanszírozó kiadási előirányzatainak növelését.

(7) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 2. alcím, 4. jogcímcsoport, 2. A Magyar Nemzeti Filmalap Zrt. támogatása jogcím-előirányzat tartalmazza a mozgóképről szóló 2004. évi II. törvény 9/A. § (2) bekezdése szerinti kiadást, mely előirányzat a hatoslottó szerencsejáték játékadója pénzforgalmilag teljesült összege 100%-ának mértékéig az államháztartásért felelős miniszter engedélyével túlléphető.

(8) A honvédelmi célra feleslegessé nyilvánított, a XIII. Honvédelmi Minisztérium által vagyonkezelt, értékesítésre kijelölt állami tulajdonú ingatlanok értékesítéséből származó – a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetben elszámolandó – bevételek a 2014. évben a Kormány határozatában adott jóváhagyásával a Magyar Honvédség technikai modernizációjára, technikai eszközeinek fenntartására és javítására használhatók fel. A Kormány határozatában legfeljebb a pénzforgalmilag teljesült értékesítési bevételek mértékéig új kiadási előirányzatot hozhat létre a XIII. Honvédelmi Minisztérium fejezetben vagy engedélyezheti a fejezet meglévő kiadási előirányzatának növelését.

(9) A honvédelmi célra feleslegessé vált hadfelszerelések, haditechnikai eszközök és anyagok értékesítéséből származó bevételt a honvédelemért felelős miniszter a 2014. évben a Magyar Honvédség technikai modernizációjára, illetve a technikai eszközök fenntartására és javítására és az értékesítési eljárások során felmerült kiadásokra használhatja fel. A 2014. évben pénzforgalmilag teljesülő bevételt a XIII. Honvédelmi Minisztérium fejezet, 1. cím. 2. Egyéb HM szervezetek alcím bevételeként kell elszámolni.

(10) Az egészségügyi célokra használt, értékesítésre kijelölt, valamint az állami egészségügyi feladatellátásra szükségtelenné vált állami tulajdonú ingatlanok értékesítéséből származó – XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetben elszámolandó – bevételek a 2014. évben a Kormány határozatában adott jóváhagyásával egészségügyi célra, így különösen egészségügyi célú beruházások és felújítások finanszírozására használhatók fel. A Kormány határozatában legfeljebb a pénzforgalmilag teljesült értékesítési bevételek mértékéig új kiadási előirányzatot hozhat létre a XX. Emberi Erőforrások Minisztériuma fejezetben vagy engedélyezheti e költségvetési fejezet meglévő kiadási előirányzatának növelését.

(11) A belügyi célokra használt, értékesítésre kijelölt állami tulajdonú ingatlanok értékesítéséből származó – a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetben elszámolandó – bevételek a 2014. évben a Kormány határozatában adott jóváhagyásával a büntetés-végrehajtási szervezet fogvatartotti férőhelyeinek bővítését megvalósító beruházások és további belügyi, rendészeti célú ingatlanfejlesztési projektek finanszírozására használhatók fel. A Kormány határozatában – legfeljebb a pénzforgalmilag teljesült értékesítési bevételek mértékéig – új kiadási előirányzatot hozhat létre a XIV. Belügyminisztérium fejezetben vagy engedélyezheti e költségvetési fejezet meglévő kiadási előirányzatának növelését.

(12) A szociális és gyermekvédelmi célokra használt, értékesítésre kijelölt, valamint az állami szociális és gyermekvédelmi feladatellátásra szükségtelenné vált állami tulajdonú ingatlanok értékesítéséből származó – a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetben elszámolandó – bevételek a 2014. évben a Kormány határozatában adott jóváhagyásával szociális és gyermekvédelmi célra, így különösen állami szociális és gyermekvédelmi célú beruházások és felújítások finanszírozására felhasználhatók. A Kormány határozatában – legfeljebb a pénzforgalmilag teljesült értékesítési bevételek mértékéig – új kiadási előirányzatot hozhat létre a XX. Emberi Erőforrások Minisztériuma fejezetben vagy engedélyezheti e költségvetési fejezet meglévő kiadási előirányzatának növelését.

7. § (1) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 5. Fejezeti tartalék alcímén szereplő kiadási előirányzat az e költségvetési fejezetben szereplő kiadási előirányzatok átcsoportosítása útján történő növelésére használható fel. A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 5. Fejezeti tartalék kiadási előirányzatának felhasználását egyedi, 1000,0 millió forintot meg nem haladó összegig az állami vagyon felügyeletéért felelős miniszter és az államháztartásért felelős miniszter együttesen hagyja jóvá, az ezt meghaladó összeg átcsoportosításáról a Kormány határozatban dönt.

(2) A XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet bevételi előirányzatainak a tervezettet meghaladó pénzforgalmi teljesítése esetén különösen indokolt esetben, a Kormány határozatában adott jóváhagyásával e költségvetési fejezetnek a Kormány határozatában megjelölt kiadási előirányzata – legfeljebb a pénzforgalmilag teljesült többletbevétel mértékével – túlléphető, ha e költségvetési fejezet bevételei együttes összegénél nem jelentkezik bevételelmaradás.

(3) Az állami vagyon felügyeletéért felelős miniszter a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 2. cím, 1. Felhalmozási jellegű kiadások alcím és a 2. Hasznosítással kapcsolatos folyó kiadások alcím kiadási előirányzatain belül és a két alcím kiadási előirányzatai között átcsoportosíthat. Az átcsoportosítás mértéke az egyes kiadási előirányzatokat érintően egyedileg és együttesen sem haladhatja meg az 1000,0 millió forintot és nem történhet olyan előirányzat terhére, amelynek teljesülése módosítás nélkül eltérhet az előirányzattól.

(4) Az állami vagyon felügyeletéért felelős miniszter a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet Nemzeti Eszközkezelő Zrt. feladatait finanszírozó kiadási előirányzatai között átcsoportosíthat.

8. § (1) A XLIV. A Nemzeti Földalappal kapcsolatos bevételek és kiadások fejezet, 2. cím, 4. Fejezeti tartalék alcímén szereplő kiadási előirányzat az e fejezetben szereplő kiadási előirányzatok átcsoportosítás útján történő növelésére használható fel. A Fejezeti tartalék kiadási előirányzatának felhasználását egyedi 500,0 millió forintot meg nem haladó összegig az agrárpolitikáért felelős miniszter és az államháztartásért felelős miniszter együttesen hagyja jóvá, az ezt meghaladó összeg átcsoportosításáról a Kormány határozatban dönt.

(2) A XLIV. A Nemzeti Földalappal kapcsolatos bevételek és kiadások fejezet bevételi előirányzatainak a tervezettet meghaladó pénzforgalmi teljesítése esetén különösen indokolt esetben, a Kormány határozatában adott jóváhagyásával e költségvetési fejezetnek a Kormány határozatában megjelölt kiadási előirányzata – legfeljebb a pénzforgalmilag teljesült többletbevétel mértékével – túlléphető, ha e költségvetési fejezet bevételei együttes összegénél nem jelentkezik bevételelmaradás.

9. § (1) Az állami tulajdonú gazdasági társaságoktól a 2014. évben elvont osztalék a központi költségvetés központosított bevétele, amelyet a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetben kell elszámolni.

(2) A büntetés-végrehajtási szervezetről szóló 1995. évi CVII. törvény 9. § (1) bekezdése szerinti, a szabadságvesztés végrehajtásának célja elérése érdekében létrehozott gazdasági társaságtól elvont – a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezetben elszámolandó – osztalék-bevétel a 2014. évben a Kormány határozatában adott jóváhagyásával a fogvatartottak kötelező foglalkoztatása közfeladat-ellátás érdekében teljes egészében a szabadságvesztés végrehajtásának a célja elérése érdekében létrehozott társaságok beruházásaira, fejlesztéseire, továbbá e gazdasági társaságoknál foglalkoztatottak létszámának növelésére használható fel.

A Kormány határozatában – legfeljebb e pénzforgalmilag teljesült osztalék bevételek mértékéig – új kiadási előirányzatot hozhat létre a XIV. Belügyminisztérium fejezetben vagy engedélyezheti e költségvetési fejezet meglévő kiadási előirányzatának növelését.

(3) Az üvegházhatású gázok közösségi kereskedelmi rendszerében és az erőfeszítés-megosztási határozat végrehajtásában történő részvételről szóló 2012. évi CCXVII. törvény (a továbbiakban: Ügkr. tv.) hatálya alá tartozó kibocsátási egységek és légiközlekedési kibocsátási egységek értékesítéséből származó bevételeket a XLIII. Az állami vagyonnal kapcsolatos bevételek és kiadások fejezet, 1. cím, 1. alcím, 3. Kibocsátási egységek értékesítéséből származó bevételek jogcímcsoporton belül, külön jogcímként kell elszámolni.

(4) Az energiapolitikáért felelős miniszter a XVII. Nemzeti Fejlesztési Minisztérium fejezet 20. cím, 35. alcím, 4. Zöldgazdaság Finanszírozási Rendszer jogcímcsoport kiadási és támogatási előirányzatának előirányzat-módosítással történő növelését engedélyezheti az Ügkr. tv. által létrehozott légiközlekedési kibocsátási egységek 2014. évi értékesítéséből pénzforgalmilag teljesült bevétel 100%-ának, továbbá az Ügkr. tv. hatálya alá tartozó kibocsátási egységek 2014. évi értékesítéséből pénzforgalmilag teljesült bevételnek a tervezett bevételt meghaladó hányada 50%-ának megfelelő összeggel.

(5) Az energiapolitikáért felelős miniszter a XVII. Nemzeti Fejlesztési Minisztérium fejezet 20. cím, 35. alcím, 4. Zöldgazdaság Finanszírozási Rendszer jogcímcsoport terhére az Ügkr. tv. által létrehozott légiközlekedési kibocsátási egységek 2014. évi értékesítéséből pénzforgalmilag teljesült bevétel 100%-ának, valamint az Ügkr. tv. hatálya alá tartozó kibocsátási egységek 2014. évi értékesítéséből pénzforgalmilag teljesült bevétel 50%-ának megfelelő összeghatárig teljesíthet kiadásokat.

(6) Az ENSZ Éghajlatváltozási Keretegyezménye és annak Kiotói Jegyzőkönyve végrehajtási keretrendszeréről szóló 2007. évi LX. törvény (a továbbiakban: Éhvt.) alapján létrehozott kiotói egységek átruházásából befolyó bevételt a XVII. Nemzeti Fejlesztési Minisztérium fejezetben kell elszámolni.

(7) Az energiapolitikáért felelős miniszter az Éhvt. alapján létrehozott kiotói egységek átruházásából befolyt bevételnek az Éhvt. 10. § (3) bekezdésében meghatározott célok szerinti felhasználására nyitott előirányzatot az értékesítésből befolyt teljes bevétellel megnövelheti.

6. A központi költségvetési szervekkel és a fejezeti kezelésű előirányzatokkal kapcsolatos rendelkezések

10. § (1) A Magyar Bányászati és Földtani Hivatal 607,2 millió forintot, a Nemzeti Közlekedési Hatóság 21 118,0 millió forintot, a Közlekedésfejlesztési Koordinációs Központ 185,3 millió forintot köteles 2014. évben befizetni a bevételeiből – az államháztartásért felelős miniszter által jóváhagyott ütemezési terv szerint – a központi költségvetés részére, amelyek esedékessége az első három negyedév vonatkozásában a negyedévet követő hónap 20. napja, a negyedik negyedévben december 10-e.

(2) Az Országos Atomenergia Hivatal 368,8 millió forintot köteles 2014. évben befizetni a bevételeiből – az államháztartásért felelős miniszter által jóváhagyott ütemezési terv szerint – a központi költségvetés részére, amelyek esedékessége az első három negyedév vonatkozásában a negyedévet követő hónap 20. napja, a negyedik negyedévben december 10-e.

(3) A Magyar Energetikai és Közmű-szabályozási Hivatal 2029,1 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(4) A Szellemi Tulajdon Nemzeti Hivatala 460,0 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(5) A fővárosi és megyei kormányhivatal ingatlanügyi szakigazgatási szerve 5837,4 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(6) A Földmérési és Távérzékelési Intézet 94,1 millió forintot köteles befizetni a bevételeiből a központi költségvetés javára, havi 1/12-ed részenként február hónaptól minden hónap 20. napjáig, illetve további 1/12-ed részt december hónapban 10-ei befizetési időpontra.

(7) Ha az (1) bekezdésben meghatározott költségvetési szervek befizetési kötelezettségüknek nem tesznek eleget, a hiányzó összegre fejezeti tartalékot kell képezni és a befizetést legkésőbb 2014. december 20-áig kell teljesíteni.

(8) A központi költségvetési szervek a 25 év alatti és az 55 év feletti, a képzettséget nem igénylő munkakörben foglalkoztatott munkavállalók, valamint a gyesről visszatérő és tartós munkanélküliség után elhelyezkedő

munkavállalók foglalkoztatásához kapcsolódóan a szociális hozzájárulási adóból érvényesített, kiadási megtakarítást jelentő adó kedvezményüket kötelesek befizetni a központi költségvetés javára a tárgyhónapot követő hónap 20. napjáig.

(9) A Kormány irányítása vagy felügyelete alá tartozó költségvetési szervek az irányadó öregségi nyugdíjkorhatárt betöltött és az öregségi teljes nyugdíjhoz szükséges szolgálati időt megszerzett közalkalmazotti vagy kormányzati szolgálati jogviszonyban állók jogviszonyának megszüntetéséből eredő kiadási megtakarításaikat – a 2014. évi költségvetésbe már beépült megtakarítások kivételével – kötelesek befizetni a központi költségvetés javára.

11. § (1) A Nemzeti Közszolgálati Egyetem Rendészettudományi Kar nappali tagozatos ösztöndíjas hallgatói pénzbeli juttatásának normatívája 308 000 forint/fő/év.

(2) A közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény (a továbbiakban: Kjt.) 79/E. §-a alapján az egyetemi tanári munkakör 1. fizetési fokozatának garantált illetménye 2014. január 1-jétől 437 300 forint.

(3) A Bolyai János Kutatási Ösztöndíj havi összege 124 500 forint.

(4) Az egészségügyi felsőfokú szakirányú szakképzési rendszerről szóló 122/2009. (VI. 12.) Korm. rendelet 6/A. § (1) bekezdése szerinti támogatás összege 100 000 forint/év.

(5) A központi költségvetési szervként működő – köznevelési közfeladatot ellátó intézményt fenntartó – felsőoktatási intézményt az általa ellátott köznevelési feladatok tekintetében a 33. § (9) és (13) bekezdésben megállapított támogatások azonos jogcímen és feltételekkel illetik meg.

12. § (1) A XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 23. és 24. alcímhez tartozó jogcímcsoportok és a 30. alcím 26. jogcímcsoport költségvetési támogatási előirányzatai tartalmazzák a sportról szóló 2004. évi I. törvény 56. § (2) bekezdése szerinti bevételeket.

(2) A XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 22. alcím, 24. Egészségügyi intézmények rendkívüli támogatása jogcímcsoport kiadási előirányzatának felhasználásához egyedi 50,0 millió forint értékhatárt elérő és azt meghaladó összegnél az államháztartásért felelős miniszter egyetértése szükséges.

(3) Az emberi alkalmazásra kerülő gyógyszerekről és egyéb, a gyógyszerpiacot szabályozó törvények módosításáról szóló 2005. évi XCV. törvény 25/B. §-a szerint befizetésre kerülő igazgatási szolgáltatási díj 67,14%-a a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 22. alcím, 24. Egészségügyi intézmények rendkívüli támogatása jogcímcsoport bevételét képezi.

7. Az elkülönített állami pénzalapok költségvetésével összefüggő rendelkezések

13. § (1) Az Országgyűlés az elkülönített állami pénzalapok (a továbbiakban: pénzalapok) költségvetését – bevételeit és kiadásait – alaponként, jogcímenként az 1. melléklet szerint állapítja meg.

(2) Az Országgyűlés a pénzalapok 2014. évi egyenlegét – az 1. melléklet szerinti költségvetési bevételek és költségvetési kiadások különbözeteként – alaponként a következők szerint állapítja meg:

a) a Nemzeti Foglalkoztatási Alap hiányát 50 000,0 millió forintban,
b) a Bethlen Gábor Alap egyenlegét 0,0 millió forintban,
c) a Központi Nukleáris Pénzügyi Alap többletét 19 627,9 millió forintban,
d) a Nemzeti Kulturális Alap többletét 2000,0 millió forintban,
e) a Wesselényi Miklós Ár- és Belvízvédelmi Kártalanítási Alap többletét 1,0 millió forintban,
f) a Kutatási és Technológiai Innovációs Alap többletét 5000,0 millió forintban.

(3) A Társadalmi Megújulás Operatív Program hazai társfinanszírozása céljára a Nemzeti Foglalkoztatási Alap összesen 17 130,1 millió forintot ad át a XIX. Uniós fejlesztések fejezet részére.

(4) A Start-munkaprogram megvalósításához a Nemzeti Foglalkoztatási Alapban 183 805,3 millió forint kiadási előirányzat áll rendelkezésre. Ez az előirányzat nyújt fedezetet a 2013. évben elkezdett közfoglalkoztatási programok kötelezettségvállalásainak a 2014. évre áthúzódó kiadásai teljesítésére is.

(5) Az Elektronikus Információszolgáltatás Nemzeti Program működtetésével kapcsolatos feladatokra a feladatot ellátó MTA Könyvtár és Információs Központ részére a LXIX. Kutatási és Technológiai Innovációs Alap fejezet, 1. Hazai innováció támogatása cím terhére 2014. évben 1426,0 millió forint támogatást kell biztosítani.

(6) A Kutatási és Technológiai Innovációs Alap a 2014. évben a központi költségvetésbe összesen 10 000,0 millió forintot ad át a kutatás-fejlesztési tevékenység Kutatási és Technológiai Innovációs Alapon kívüli finanszírozásához. A befizetési kötelezettséget negyedévente, az éves előirányzat 1/4 részével kell teljesíteni.

8. A Nyugdíjbiztosítási Alap költségvetése

14. § (1) A LXXI. Nyugdíjbiztosítási Alap fejezetnél a 2. cím, 1. Nyugellátások alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén méltányossági alapon megállapításra kerülő nyugellátásra 200,0 millió forint, méltányossági alapú nyugdíjemelésre 700,0 millió forint, egyszeri segélyre 500,0 millió forint használható fel.

(2) A szociál- és nyugdíjpolitikáért felelős miniszter az Ny. Alap kezelőjének javaslatára az (1) bekezdésben meghatározott méltányossági keretösszegek között átcsoportosíthat.

15. § A LXXI. Nyugdíjbiztosítási Alap fejezet tekintetében a fejezetet irányító szerv hatáskörében eljáró szociál- és nyugdíjpolitikáért felelős miniszter tervezési, az e törvényben említettek kivételével az előirányzat-módosítási, valamint az előirányzat-felhasználási, beszámolási, információszolgáltatási kötelezettségét és jogát az Országos Nyugdíjbiztosítási Főigazgatóság főigazgatója gyakorolja.

9. Az Egészségbiztosítási Alap költségvetése

16. § (1) A Kormány a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport, a 4. Gyógyszertámogatás jogcímcsoport, és az 5. Gyógyászati segédeszköz támogatás jogcímcsoport, és a 7. jogcímcsoport, 3. Külföldön tervezett egészségügyi ellátások megtérítése jogcím között átcsoportosítást hajthat végre.

(2) A Kormány a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport 1–18. jogcímei, 4. Gyógyszertámogatás jogcímcsoport 1. és 2. jogcímei, valamint 5. Gyógyászati segédeszköz támogatás jogcímcsoport 1. és 3. jogcímei előirányzatait megemelheti.

(3) A Kormány a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport 21. Gyógyító-megelőző ellátás céltartalék jogcímről átcsoportosítást hajthat végre a jogcímcsoporton belül az 1–18. jogcímre.

17. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoporton belül az 1–18. jogcímek között, a 4. Gyógyszertámogatás jogcímcsoport 1. és 2. jogcíme között, valamint az 5. Gyógyászati segédeszköz támogatás jogcímcsoporton belül a jogcímek között az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével átcsoportosíthat.

(2) A LXXII. Egészségbiztosítási Alap fejezet tekintetében a fejezetet irányító szerv hatáskörében eljáró, egészségbiztosításért felelős miniszter tervezési, az e törvényben említettek kivételével az előirányzat-módosítási, valamint az előirányzat-felhasználási, beszámolási, információszolgáltatási kötelezettségét és jogát az Országos Egészségbiztosítási Pénztár (a továbbiakban: OEP) főigazgatója gyakorolja.

(3) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 8. Természetbeni ellátások céltartaléka jogcímcsoport előirányzatból a 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás, 4. Gyógyszertámogatás, az 5. Gyógyászati segédeszköz támogatás jogcímcsoportok jogcímeire és a 7. jogcímcsoport, 3. Külföldön tervezett egészségügyi ellátások megtérítése jogcímre az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével átcsoportosítást hajthat végre.

18. § (1) Az egészségbiztosításért felelős miniszter a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 7. alcím, 7. jogcímcsoport, 1. Szerződések szerinti gyógyszergyártói és forgalmazói befizetések jogcím, valamint 2. Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek jogcím előirányzaton elszámolt bevételek mértékéig a gyógyszertámogatási céltartalékot a 2. cím, 3. alcím, 4. Gyógyszertámogatás jogcímcsoport 1. és 2. jogcímeire átcsoportosíthat azzal, hogy a 2. jogcím esetében az államháztartásért felelős miniszter egyetértése szükséges.

(2) Az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével megemelheti a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím,

a) 4. jogcímcsoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzatát a gyógyszertámogatással,

b) 5. Gyógyászati segédeszköz támogatás jogcímcsoport jogcímei előirányzatát a gyógyászati segédeszköz támogatással

kapcsolatos ellenőrzésekből eredő – a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 7. alcím, 11. jogcímcsoport, 1. jogcím előirányzaton felül befolyt – bevételek összegével.

(3) Az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével a LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcímcsoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzatát év közben megemelheti a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 7. alcím, 7. jogcímcsoport, 1. Szerződések szerinti gyógyszergyártói és forgalmazói befizetések jogcím, 2. Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek jogcím bevételi előirányzatán felül jelentkező többletbevétel összegével.

19. § A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. Természetbeni ellátások alcímen belül az időarányoshoz viszonyított évközi előirányzat-túllépést az 1. Gyógyító-megelőző ellátás jogcímcsoport, a 4. Gyógyszertámogatás jogcímcsoport, az 5. Gyógyászati segédeszköz támogatás jogcímcsoport, továbbá a 7. jogcímcsoport, 3. Külföldön tervezett egészségügyi ellátások megtérítése jogcím esetében az államháztartásért felelős miniszter engedélyezheti.

20. § (1) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport tartalmazza az E. Alapból finanszírozott térítésmentesen vagy részleges térítés ellenében igénybe vehető egészségügyi szolgáltatásokat nyújtó egészségügyi szolgáltatók szerződésben meghatározott feladataira tárgyévben folyósítandó összeget.

(2) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 1. Gyógyító-megelőző ellátás jogcímcsoport jogcímeinek előirányzatai együttesen 5000,0 millió forintot tartalmaznak az egészségügyi ellátórendszer fejlesztéséről szóló törvény és végrehajtási rendelete szerinti többletkapacitás-befogadások várható éves teljesítményének finanszírozására. A befogadásoktól eltérő, a jogcímcsoporton belüli jogcímek szerinti célra történő felhasználását a tényleges kiadások függvényében az egészségbiztosításért felelős miniszter az államháztartásért felelős miniszter egyetértésével engedélyezheti.

(3) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 5. Gyógyászati segédeszköz támogatás jogcímcsoport tartalmazza az OEP által a járóbeteg-szakellátás részére beszerzett gyógyászati segédeszközök kiadásait is.

(4) A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 3. alcím, 4. jogcímcsoport, 1. Gyógyszertámogatás kiadásai jogcím előirányzata tartalmazza az 1200,0 millió forint finanszírozási előlegre fordítható összeget.

21. § A LXXII. Egészségbiztosítási Alap fejezet, 2. cím, 2. Egészségbiztosítás pénzbeli ellátásai alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén táppénz, terhességi-gyermekágyi segély és gyermekgondozási díj megállapítására együttesen 170,0 millió forint, a 3. Természetbeni ellátások alcímen belül az adott előirányzat terhére különös méltánylást érdemlő körülmények esetén gyógyító-megelőző ellátásra 5611,3 millió forint, gyógyszertámogatásra 1300,0 millió forint és gyógyászati segédeszköz támogatásra 1300,0 millió forint használható fel.

10. Az Országgyűlés kizárólagos hatásköre

22. § (1) Az Országgyűlés magának tartja fenn a jogot

a) az I. Országgyűlés fejezet, 8. Pártok támogatása cím és

b) az I. Országgyűlés fejezet, 9. Pártalapítványok támogatása cím

előirányzatainak év közbeni megváltoztatására.

(2) Az Országgyűlés magának tartja fenn a jogot az I. Országgyűlés fejezet 24. Nemzeti Választási Iroda cím előirányzatainak csökkentésére.

(3) Az Országgyűlés – az államháztartásról szóló 2011. CXCV. törvény (a továbbiakban: Áht.) 40. § (4) bekezdése szerinti eset és a fejezetet irányító szervek vezetőinek a költségvetési fejezetek között együttesen kezdeményezett előirányzat-átcsoportosítása kivételével – magának tartja fenn a jogot

a) az I–VI., a VIII., a XXX., a XXXIII. és a XXXIV. fejezetek kiadási és bevételi előirányzatai főösszegének,

b) a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím 55. Egyházi célú központi költségvetési hozzájárulások alcím előirányzatai közül a 3. Egyházi alapintézmény-működés, SZJA rendelkezés és kiegészítése jogcímcsoport, a 4. Átadásra nem került ingatlanok utáni járadék jogcímcsoport; az 5. Kistelepülési és szórvány egyházi támogatások jogcímcsoporton belül az 1. Az 5000 lakosnál kisebb településeken szolgálatot teljesítő egyházi személyek jövedelempótléka – Bevett egyházak jogcím, valamint a 4. Külhonban szolgálatot teljesítő egyházi személyek jövedelempótléka – Határon túli egyház és annak belső egyházi jogi személye jogcím előirányzatai

csökkentésére.

11. A Kormány, az államháztartásért felelős miniszter és a fejezetet irányító szervek vezetőinek különleges jogosítványai

23. § (1) Az önkormányzati, valamint az állami feladatellátásban év közben bekövetkező változásokkal összefüggő, a Kormány irányítása alá tartozó fejezetek közötti előirányzat-átcsoportosításokat

a) az államháztartás központi alrendszerébe tartozó szervek egymás közötti, illetve e szervek és a helyi önkormányzatok közötti feladat-, és intézmény átadás-átvétel esetén a Kormány jogosult,

b) a helyi önkormányzatok és a helyi önkormányzati körön kívüli közszolgáltatók – így különösen az egyházi jogi személy, a civil szervezet, az alapítvány, a közalapítvány, a nemzetiségi önkormányzat, a gazdasági társaság és a humánszolgáltatást alaptevékenységként végző, a személyi jövedelemadóról szóló törvény hatálya alá tartozó egyéni vállalkozó – közötti, a 2. melléklet szerint támogatott feladat átadás-átvétele esetén az államháztartásért felelős miniszter előzetes egyetértésével az érintett fejezetet irányító szervek jogosultak

végrehajtani.

(2) Az államháztartásért felelős miniszter az 5. § (2) bekezdése szerinti előirányzatból más fejezetre, címre, alcímre, jogcímcsoportra, jogcímre, előirányzat-csoportra, kiemelt előirányzatra – felmérés alapján – átcsoportosíthat.

(3) A honvédelemért felelős miniszter az államháztartásért felelős miniszter előzetes egyetértésével a védelmi tevékenység, a NATO felé vállalt haderő-fejlesztési célkitűzések, és az előre nem tervezett nemzetközi feladatok végrehajtása céljából a XIII. Honvédelmi Minisztérium fejezet címei, alcímei között – ideértve címen belül a kiemelt előirányzatokat is – indokolt esetben átcsoportosíthat.

(4) Az állami vagyonnal való gazdálkodás szabályozásáért felelős miniszter a XVII. Nemzeti Fejlesztési Minisztérium fejezet, 20. cím, 36. alcím 8. Hozzájárulás a felsőoktatási intézmények PPP bérleti díjához jogcímcsoport terhére előirányzat-átcsoportosítást hajthat végre a XX. Emberi Erőforrások Minisztériuma fejezet 5. Egyetemek, főiskolák cím javára, figyelembe véve a megvalósuláshoz kapcsolódó jogosultságot.

(5) A XI. Miniszterelnökség fejezet, 18. Országvédelmi Alap cím előirányzatot 2014. szeptember 30-át megelőzően nem lehet felhasználni.

(6) A Kormány határozatban dönt az (5) bekezdés szerinti kiadási előirányzat felhasználásáról, ha az Európai Közösséget létrehozó szerződéshez csatolt, a túlzott hiány esetén követendő eljárásról szóló jegyzőkönyv alkalmazásáról szóló, 2009. május 25-ei 479/2009/EK tanácsi rendelet szerinti, 2014. szeptember 30-áig benyújtandó jelentésben szereplő, 2014. évre várható hiány (a továbbiakban: EDP-hiány) – a felhasználni kívánt tartalékösszeg figyelembevételével – nem haladja meg a GDP 2,9%-át.

(7) A Kormány (6) bekezdés szerinti határozatát az államháztartásért felelős miniszter készíti elő, ennek során bemutatja a Kormány számára

a) a 2014. évi gazdasági és költségvetési folyamatok,

b) a 2014. évre várható EDP-hiány és

c) a 2014. évre várható államadósság

alakulását, továbbá javaslatot tesz az (5) bekezdés szerinti kiadási előirányzat felhasználásának céljára és ütemezésére.

(8) A XI. Miniszterelnökség fejezetet, és a XVIII. Külügyminisztérium fejezetet irányító szervek vezetői a kormányfői protokollal kapcsolatos feladatok ellátása érdekében fejezeti hatáskörben a szükséges előirányzat-átcsoportosításokról intézkedhetnek.

(9) A Köztársasági Elnöki Hivatal főigazgatója

a) a II. Köztársasági Elnökség fejezet, 2. cím, 2. alcím, 1. Állami kitüntetések jogcímcsoport terhére átcsoportosíthat a II. Köztársasági Elnökség fejezet, 1. Köztársasági Elnöki Hivatal cím javára,

b) a II. Köztársasági Elnökség fejezet, 2. cím, 2. alcím, 3. jogcímcsoport, 1. Államfői protokoll kiadásai jogcím terhére átcsoportosíthat a II. Köztársasági Elnökség fejezet, 1. Köztársasági Elnöki Hivatal cím javára.

(10) Az Országgyűlés Hivatalának főigazgatója

a) az I. Országgyűlés fejezet, 4. cím, 9. Kossuth Lajos tér rekonstrukciója alcím terhére átcsoportosíthat az I. Országgyűlés fejezet, 1. Országgyűlés Hivatala cím javára,

b) az I. Országgyűlés fejezet, 4. cím, 6. Képviselő-testület váltásával kapcsolatos kiadások alcím terhére átcsoportosíthat az I. Országgyűlés fejezet, 1. Országgyűlés Hivatala cím javára.

(11) A Nemzeti Választási Iroda elnöke az I. Országgyűlés fejezet, 24. cím 2. alcím 2. A 2014. évi választások előkészítése jogcímcsoport terhére átcsoportosíthat azon előirányzatok javára, amelyek a választás lebonyolításához kapcsolódnak.

(12) Az Országos Bírósági Hivatal elnöke a VI. Bíróságok fejezet, 3. Fejezeti kezelésű előirányzatok cím terhére átcsoportosíthat a VI. Bíróságok fejezet, 1. Bíróságok cím javára.

(13) A X. Közigazgatási és Igazságügyi Minisztérium fejezetet irányító szerv vezetője a X. Közigazgatási és Igazságügyi Minisztérium fejezet, 20. cím, 2. alcím, 41. Ludovika Campus jogcímcsoport terhére átcsoportosíthat a X. Közigazgatási és Igazságügyi Minisztérium fejezet, 17. Nemzeti Közszolgálati Egyetem cím javára.

(14) A XI. Miniszterelnökség fejezetet irányító szerv vezetője és a X. Közigazgatási és Igazságügyi Minisztérium fejezetet irányító szerv vezetője a XI. Miniszterelnökség fejezet, 15. cím, 1. alcím, 3. Konzultációk kiadásai jogcímcsoport fejezeti kezelésű előirányzat felhasználásával kapcsolatban a szükséges előirányzat-átcsoportosításokról fejezeti hatáskörben intézkedhetnek.

(15) A XI. Miniszterelnökség fejezetet irányító szerv vezetője, a XI. Miniszterelnökség fejezet, 15. cím, 1. alcím, 21. A Stipendium Hungaricum ösztöndíjak és ösztöndíjprogram működtetése jogcímcsoport terhére előirányzat-átcsoportosítást hajthat végre a XX. Emberi Erőforrások Minisztériuma fejezet, 5. Egyetemek, főiskolák cím javára.

(16) A XX. Emberi Erőforrások Minisztériuma fejezet irányító szerv vezetője az államháztartásért felelős miniszter egyetértésével a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 19. alcím, 1. Szociális célú nem állami humánszolgáltatások támogatása jogcímcsoport terhére a 2. Szociális és gyermekvédelmi intézményrendszer cím, 3. Szociális és gyermekvédelmi, gyermekjóléti feladatellátás és irányítás intézményei alcím javára a nevelőszülői jogviszonnyal összefüggésben felmerülő kifizetésekre átcsoportosíthat.

(17) A XX. Emberi Erőforrások Minisztériuma fejezet irányító szerv vezetője az államháztartásért felelős miniszter egyetértésével a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 19. alcím, 7. Szociális, gyermekjóléti és gyermekvédelmi feladatok ellátási szerződésekkel történő finanszírozása jogcímcsoport és a 2. cím, 3. Szociális és gyermekvédelmi, gyermekjóléti feladatellátás és irányítás intézményei alcím között az állam fenntartói feladatainak ellátására a Kormány rendeletében kijelölt szervnek a szociális vagy gyermekvédelmi, gyermekjóléti szolgáltatást nyújtó szolgáltatót, intézményt működtető fenntartóval létrejött – a szociális, vagy gyermekvédelmi, gyermekjóléti szolgáltatás nyújtásának átvállalásáról szóló – megállapodásának, illetve ellátási szerződésének év közben bekövetkező változásaira tekintettel átcsoportosíthat.

(18) A Köztársasági Elnöki Hivatal főigazgatója és a XVIII. Külügyminisztérium fejezetet irányító szerv vezetője az államfői protokollal kapcsolatos feladatok ellátásához szükséges előirányzat-átcsoportosításról fejezeti hatáskörben intézkedhetnek.

(19) A Kormány a LXIII. Nemzeti Foglalkoztatási Alap fejezet kiadásai terhére legfeljebb 400,0 millió forint átcsoportosítást hajthat végre a XX. Emberi Erőforrások Minisztériuma fejezet javára az Útravaló Ösztöndíjprogram Út a szakmához alprogramjának megvalósításához.

(20) Az I–VI., a VIII., a XXX., és a XXXIV. fejezetek fejezeti tartalék előirányzatát 2014. szeptember 30-át megelőzően nem lehet felhasználni. A fejezeti tartalék az Országgyűlés határozatban adott jóváhagyásával használható fel.

(21) A szerencsejáték szervezéséről szóló 1991. évi XXXIV. törvény (a továbbiakban: Szjtv.) 32. § (5) bekezdése szerinti távszerencsejáték játékadóból származó bevétel sport utánpótlás-nevelési feladatok támogatására fordítandó. A Kormány határozatával a távszerencsejáték játékadóból származó bevétel 2014. évben pénzforgalmilag teljesült mértékéig új kiadási előirányzatot hozhat létre a XX. Emberi Erőforrások Minisztériuma fejezetben, vagy engedélyezheti a XX. Emberi Erőforrások Minisztériuma fejezet, 20. cím, 23. alcím, 5. Országos sportági szakszövetségek akadémia rendszerének kialakításával, továbbá az MLSZ utánpótlás-neveléssel összefüggő feladatainak támogatása jogcímcsoport előirányzat kiadási előirányzatának növelését. A sportfogadás (TOTÓ) játékadója 2014-ben pénzforgalmilag teljesült bevételével egyező kiadás a 12. § (1) bekezdése szerinti előirányzatok felett a labdarúgás támogatására fordítandó.

(22) A legfőbb ügyész a VIII. Ügyészség fejezet 3. Fejezeti kezelésű előirányzatok cím, 7. A termőföld tulajdonjogának megszerzését vagy használatát korlátozó jogszabályi rendelkezések kijátszására irányuló jogügyletek feltárása és megakadályozása alcím terhére átcsoportosítást hajthat végre a VIII. Ügyészség fejezet 1. Ügyészségek cím javára.

24. § (1) A XVI. Nemzeti Adó- és Vámhivatal fejezet, 1. Nemzeti Adó- és Vámhivatal igazgatása cím, 1. Működési költségvetés előirányzat-csoport, 1. Személyi juttatások kiemelt előirányzatán legfeljebb 25 000,0 millió forint, a 2. Munkaadókat terhelő járulékok és szociális hozzájárulási adó kiemelt előirányzatán legfeljebb 6750,0 millió forint előirányzat-módosítás engedélyezhető, ha a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 2. cím, 1. Általános forgalmi adó alcím előirányzata, 2. Jövedéki adó alcím előirányzata, a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 3. cím, 1. Személyi jövedelemadó alcím előirányzata, a LXXI. Nyugdíjbiztosítási Alap fejezet, 1. cím, 1. Szociális hozzájárulási adó Ny. Alapot megillető része és munkáltatói nyugdíjbiztosítási járulék alcím előirányzata, a LXXI. Nyugdíjbiztosítási Alap fejezet, 1. cím, 2. alcím, 1. Biztosított által fizetett nyugdíjjárulék jogcímcsoport

előirányzata, a LXXII. Egészségbiztosítási Alap fejezet, 1. cím, 1. Szociális hozzájárulási adó E. Alapot megillető része és munkáltatói egészségbiztosítási járulék alcím előirányzata 2. Biztosítotti egészségbiztosítási járulék alcím előirányzata együttesen legalább 101%-ban teljesül.

(2) Az államháztartásért felelős miniszter negyedévente előirányzat-módosítást engedélyezhet az (1) bekezdés szerinti személyi juttatások és munkaadókat terhelő járulékok és szociális hozzájárulási adó előirányzatok terhére, ha az általa meghatározott negyedéves bevételi tervei teljesülnek. Az év közben engedélyezett előirányzat-módosítás nem haladhatja meg a negyedéves bevételi terven felül teljesülő előirányzatok összegét.

(3) Ha az (1) bekezdésben meghatározott bevételek teljesítése 2014. november 28-áig eléri a 89%-os mértéket, az előirányzatokat 100%-os mértékben, az év közben negyedévente engedélyezett előirányzat-módosítások összegével csökkentve a Nemzeti Adó- és Vámhivatal (a továbbiakban: NAV) rendelkezésére kell bocsátani.

(4) Ha 2014. június 30-áig az államháztartásért felelős miniszter által meghatározott bevételi tervek teljesülnek, a bevételi többlet legfeljebb 20%-ának mértékéig a XVI. Nemzeti Adó- és Vámhivatal fejezet, 1. Nemzeti Adó- és Vámhivatal igazgatása cím, 2. Felhalmozási költségvetés előirányzat-csoport kiemelt előirányzatain előirányzat-módosítás engedélyezhető.

III. FEJEZET
A KÖZPONTI ALRENDSZEREN BELÜLI ELSZÁMOLÁSOK, KAPCSOLATOK

25. § A kincstár az E. Alap részére a XX. Emberi Erőforrások Minisztériuma fejezet, 21. cím, 4. alcím, 1. Közgyógyellátás jogcímcsoport előirányzatából, a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 35. cím, 2. alcím, 5. Rokkantsági, rehabilitációs ellátások fedezetére átadott pénzeszköz jogcímcsoport előirányzatából a folyósító szerv által benyújtott és az államháztartásért felelős miniszter által jóváhagyott finanszírozási terv alapján finanszírozást teljesít.

26. § (1) A szociális hozzájárulási adó 2014-ben megfizetett összegének 96,3%-a az Ny. Alapot, 3,7%-a az E. Alapot illeti meg. A szociális hozzájárulási adó megfizetett összegéből az Ny. Alapot és az E. Alapot megillető részt a NAV állapítja meg és naponta utalja át a jogosult számlájára.

(2) Az államháztartásért felelős miniszter minden negyedévet követő hónap 15. napjáig – az utolsó negyedévben december 20-áig – a XX. Emberi Erőforrások Minisztériuma fejezet, 18. Köznevelési feladatellátás és irányítás intézményei cím kiadási és támogatási előirányzatát megemeli a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 5. Költségvetési befizetések cím 3. Köznevelési intézmények működtetésével kapcsolatos önkormányzati befizetések alcímre érkezett befizetések összegével.

(3) Az E. Alap részére a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet 35. cím, 2. alcím, 9. Kiadások támogatására pénzeszközátadás jogcímcsoport szerinti támogatás átutalása

a) január–november hónapban havonta a tárgyhó 10. napjáig az éves előirányzat havi időarányos összegével,

b) december hónapban legfeljebb az éves előirányzat havi időarányos összegével és az E. Alap 1. § (3) bekezdés c) pontja szerinti pénzforgalmi egyenlegéig a tárgyhavi utolsó bevétel beérkezése és utolsó ellátás kifizetése után

történik.

(4) Ha az E. Alap tárgyévi utolsó bevételének beérkezése és az utolsó ellátás kifizetése után az E. Alap pénzforgalmi egyenlege többletet mutat, a kincstár intézkedik a többlet összegének visszautalásáról, amely a (3) bekezdés szerinti támogatást csökkenti.

(5) A szociál- és nyugdíjpolitikáért felelős miniszter a 2014. évi központi költségvetés január–november havi előzetes tényadatai alapján az államháztartásért felelős miniszterrel egyetértésben a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 5. Költségvetési befizetések cím, 7. Nyugdíjbiztosítási Alap befizetése alcím javára történő befizetési kötelezettséget határozhat meg a LXXI. Nyugdíjbiztosítási Alap, 4. Egyéb befizetések cím, 1. Költségvetési befizetések alcím terhére.

IV. FEJEZET
A HELYI ÖNKORMÁNYZATOK ÉS A KÖZPONTI ALRENDSZER KAPCSOLATA

12. A helyi önkormányzatok központi alrendszerből származó forrásai

27. § (1) Az Országgyűlés a helyi önkormányzatok működéséhez és ágazati feladatainak ellátásához a Magyarország helyi önkormányzatairól szóló 2011. évi CLXXXIX. törvény (a továbbiakban: Mötv.) 117. § (1) bekezdésében meghatározottak szerint nyújtandó támogatások jogcímeit a 2. melléklet szerint állapítja meg.

(2) Az Országgyűlés további költségvetési támogatást állapít meg

a) központosított előirányzatként a 3. mellékletben meghatározott, a helyi önkormányzatok által ellátandó feladatokra,

b) vis maior támogatásra.

(3) Az Országgyűlés által a (2) bekezdés szerint megállapított költségvetési támogatásból a 3. melléklet 1., 2., 4–14., 16. és 18–21. pontjai szerinti támogatás és a vis maior támogatás felhasználási kötöttség mellett nyújtható.

(4) Az Országgyűlés a helyi önkormányzatok kiegészítő támogatását szolgáló előirányzatokat a 4. melléklet szerint állapítja meg.

28. § A helyi önkormányzatokért felelős miniszter az általa üzemeltetett elektronikus rendszeren keresztül 2014. január 5-éig a települési önkormányzatok számára elérhetővé teszi a települési önkormányzatokat a 2. melléklet – I. pont 2. és 3. alpont, III. pont 1. alpont, IV. pont szerinti támogatások kivételével – alapján megillető támogatások összegét.

29. § A helyi önkormányzatokért felelős miniszter az államháztartásért felelős miniszter, illetve a támogatás jellegétől függően a feladatkörrel rendelkező miniszter egyetértésével a IX. Helyi önkormányzatok támogatásai fejezetben – az 1. mellékletben szereplő címek, valamint a 2–4. mellékletben szereplő jogcímek között és azokon belül – átcsoportosíthat.

13. A települési önkormányzatokat megillető átengedett bevételek

30. § (1) A települési önkormányzatot illeti meg

a) a gépjárműadóról szóló törvény alapján a belföldi gépjárművek után a települési önkormányzat által beszedett adó 40%-a, és

b) a gépjárműadóhoz kapcsolódó bírságból, pótlékból és végrehajtási költségből származó bevétel 100%-a.

(2) A termőföld bérbeadásából származó jövedelem utáni – a települési önkormányzat által beszedett – személyi jövedelemadó 100%-a a földterület fekvése szerinti települési önkormányzatot illeti meg.

14. A települési önkormányzatokat megillető egyéb bevételek

31. § (1) A települési önkormányzatot illeti meg

a) a települési önkormányzat jegyzője által jogerősen kiszabott környezetvédelmi bírság 100%-a,

b) a környezetvédelmi, természetvédelmi és vízügyi felügyelőség által a települési önkormányzat területén – a veszélyhelyzet kihirdetését megalapozó eseménnyel összefüggésben jogerősen kiszabott környezetvédelmi bírságok kivételével – kiszabott, és abból befolyt környezetvédelmi bírságok összegének 30%-a,

c) a szabálysértésekről, a szabálysértési eljárásról és a szabálysértési nyilvántartási rendszerről szóló 2012. évi II. törvény 252. § (1) bekezdése alapján kiszabott és végrehajtott szabálysértési pénz- és helyszíni bírságból származó, a települési önkormányzat fizetési számlájára vagy annak valamely alszámlájára érkezett bevétel 100%-a,

d) – a bírságot kiszabó szervre tekintet nélkül – a közúti közlekedésről szóló törvény felhatalmazása alapján kiadott kormányrendeletben meghatározott jogsértésre (a továbbiakban: közlekedési szabályszegés) tekintettel kiszabott közigazgatási bírság behajtásából, illetve végrehajtásából származó bevétel 40%-a, ha a behajtást, illetve a végrehajtást a települési önkormányzat jegyzője önkormányzati adóhatósági jogkörében eljárva foganatosította, és

e) a települési önkormányzat területén a közlekedési szabályszegések után a közterület-felügyelő által kiszabott közigazgatási bírság behajtott összegének 100%-a.

(2) A szabálysértési pénz- és helyszíni bírság, valamint a közigazgatási bírság végrehajtását kérő szerv költségminimum megelőlegezésére nem köteles.

15. A helyi önkormányzatok pénzellátásának kiegészítő szabályai

32. § (1) A támogatási igények jogosságát elbíráló és ellenőrző szerv a 3. melléklet 6. pontja szerinti előirányzatból nyújtható támogatás iránti igények jogszerűségének elbírálása, ellenőrzése és folyósítása céljából a pályázatban megnevezett személy nevét, további természetes személyazonosító adatait, a foglalkoztatási jogviszony megszűnéséhez kapcsolódó kifizetések összegét és az azonosítására szolgáló, munkaviszonnyal kapcsolatos kódját, valamint a foglalkoztatási jogviszonyának megszüntetésével kapcsolatosan a pályázatban megnevezett személy munkaviszonya megszűnésének jogcímét, szolgálati és közszolgálati idejét, besorolását és munkakörének megnevezését, foglalkoztatási jogviszonya kezdetének és megszűnésének időpontját, munkavégzés alóli felmentése kezdő és záró időpontját, felmentése indokául szolgáló okot és a munkaviszonnyal kapcsolatos azonosító kódját megismerheti, és a támogatási döntést követő ötödik év utolsó napjáig kezelheti. A kezelt személyes adatokat az adatkezelés céljának megszűnését követően, de legfeljebb a támogatási döntést követő ötödik év utolsó napjának elteltével oly módon kell fizikailag megsemmisíteni, hogy helyreállításuk ne legyen lehetséges.

(2) A 2. melléklet I. pont 1. alpontja, I. pont 3. alpontja, II. pontja, III. pont 2–5. alpontja, IV. pontja és a 3. melléklet 6. és 15–17. pontja alapján nyújtott támogatás folyósítása nettó finanszírozás keretében történik.

(3) A gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény (a továbbiakban: Gyvt.) 19. § (1a) bekezdése szerinti pénzbeli ellátás esetében a települési önkormányzat januárban teljesített kifizetéseit követően, az őt megillető összeget január hónapban igényelheti jogszabályban meghatározott éven belüli elszámolási kötelezettséggel. A szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvény (a továbbiakban: Szoctv.) alapján nyújtott, a 2. melléklet III. pont 1. alpont a)–c) alpontjában meghatározott ellátások esetében,

a) ha a települési önkormányzat a tárgyévet megelőző év decemberében igénylést nyújtott be, a január hónapban járó előleg folyósítása – jogszabályban meghatározott módon – igénylés nélkül történik,

b) ha a települési önkormányzat a tárgyévet megelőző év decemberében nem nyújtott be igénylést, első alkalommal az őt megillető havi összeg legfeljebb kétszeresét igényelheti jogszabályban meghatározott éven belüli elszámolási kötelezettséggel.

(4) A helyi önkormányzatok általános működésének és ágazati feladatainak ellátásához járó támogatás jogtalan igénybevételéhez kapcsolódó kamatfizetési kötelezettség kiszámítása szempontjából a 2. melléklet II. pontja, III. pont 3. alpontja és III. pont 4. alpontja szerinti támogatások együttes összegét kell figyelembe venni.

(5) Ha az állam a nemzeti köznevelésről szóló 2011. évi CXC. törvény (a továbbiakban: Nkt.) 74. §-a szerinti hozzájárulás megfizetésére kötelezi a települési önkormányzatot, annak befizetését a települési önkormányzat havonta, minden hónap 5. napjáig köteles teljesíteni. A hozzájárulás összege a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet 5. Költségvetési befizetések cím 3. Köznevelési intézmények működtetésével kapcsolatos önkormányzati befizetések alcím előirányzatának bevételét növeli.

(6) A helyi önkormányzatoknak a 25 év alatti és az 55 év feletti, a képzettséget nem igénylő munkakörben foglalkoztatott munkavállalók, valamint a gyesről visszatérő és tartós munkanélküliség után elhelyezkedő munkavállalók foglalkoztatásához kapcsolódó 2013. évi szociális hozzájárulási adó változásból eredő, 2014. évben keletkezett kiadási megtakarításait a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 5. Költségvetési befizetések cím 2. Munkahelyvédelmi akciótervvel összefüggő befizetések alcím 2. Helyi önkormányzati költségvetési szervek jogcímcsoport előirányzata javára kell teljesíteni és elszámolni.

(7) A kincstár az (5) és (6) bekezdésben meghatározott befizetési kötelezettséggel érintett helyi önkormányzat számára folyósítandó támogatás havi összegéből a nettó finanszírozás során

a) levonja a helyi önkormányzatot terhelő elmaradt összeget, ha az (5) bekezdésben meghatározott befizetési kötelezettség tekintetében az elmaradt összeg két havi hozzájárulási kötelezettség összegével megegyezik, vagy azt meghaladja,

b) havonta levonja a (6) bekezdés szerinti esetben az előző havi bérszámfejtés alapján a helyi önkormányzatnál jelentkező kiadási megtakarítás összegét.

(8) Ha a helyi önkormányzatot a (2) bekezdés alapján a nettó finanszírozás keretében megillető adott havi források a (7) bekezdés szerint levonandó összegekre nem nyújtanak fedezetet, a kincstár az Áht. 83. § (3) bekezdése alapján jár el. Ha az önkormányzatnak 2014. december 15-én bármilyen elmaradása van az (5) bekezdés szerinti befizetési kötelezettsége tekintetében, a kincstár a meg nem fizetett összegre a kötelezett fizetési számlájára azonnali beszedési megbízást nyújt be.

V. FEJEZET
A KÖZPONTI ALRENDSZER ÉS AZ ÁLLAMHÁZTARTÁSON KÍVÜLI SZERVEZETEK KAPCSOLATA

16. Az egyházi jogi személyek, a nemzetiségi önkormányzatok és társadalmi önszerveződések közcélú és egyéb tevékenységének támogatása

33. § (1) Az Országgyűlés a köznevelési feladatot ellátó intézményt fenntartó
a) nemzetiségi önkormányzat, egyházi jogi személy, vallási tevékenységet végző szervezet és az Nkt. 2. § (3) bekezdés b) pont bd) alpontja szerinti fenntartó részére az általa fenntartott nevelési-oktatási intézményben, az állami köznevelési feladatellátásban részt vevő pedagógiai szakszolgálati intézményben pedagógus-munkakörben, a nevelő-, oktató munkát közvetlenül segítő munkakörben, valamint
b) nem állami felsőoktatási intézmény részére pedagógus-munkakörben, a nevelő-, oktató munkát közvetlenül segítő munkakörben

foglalkoztatottak után átlagbér alapú támogatást állapít meg a 8. melléklet I. pontja, az óvoda, egységes óvoda-bölcsőde esetében a 2. melléklet II. pont 1. alpontja szerint.

(2) Az Országgyűlés a nemzetiségi önkormányzat vagy az egyházi jogi személy által fenntartott nevelési-oktatási intézményre és pedagógiai szakszolgálati intézmények által ellátott gyógypedagógiai tanácsadásban, korai fejlesztésben, oktatásban és gondozásban, valamint a fejlesztő nevelésben részt vevő gyermekekre, tanulókra tekintettel a nemzetiségi önkormányzat és a bevett egyház részére a 8. melléklet II. pontja szerint működési támogatást, a III. pontja szerint kiegészítő támogatást állapít meg.

(3) Az Nkt. 97. § (5) bekezdésében meghatározott intézmény nemzetiségi önkormányzat, egyházi jogi személy, vallási tevékenységet végző szervezet és az Nkt. 2. § (3) bekezdés b) pont bd) alpontja szerinti fenntartója átlagbér alapú támogatásra és az ilyen intézményre tekintettel a nemzetiségi önkormányzat vagy a bevett egyház a (2) bekezdés szerinti működési és kiegészítő támogatásra jogosult a 2013/2014. tanévre vonatkozóan.

(4) Az átlagbér alapú támogatás alapja – az óvoda kivételével – az állami köznevelési feladatellátás keretében állami intézményfenntartásra kijelölt szerv (a továbbiakban: állami intézményfenntartó központ) által fenntartott iskolában, kollégiumban, pedagógiai szakszolgálati intézményben pedagógus-munkakörben, valamint nevelő-, oktató munkát közvetlenül segítő munkakörben foglalkoztatottak után kifizetett személyi juttatás és járulék.

(5) Az átlagbér alapú támogatás a fenntartott nevelési-oktatási intézményben és pedagógiai szakszolgálati intézményben a személyi juttatások és az azokhoz kapcsolódó 27%-os mértékkel számított szociális hozzájárulási adó kifizetéséhez, a dologi kiadások, az ellátottak pénzbeli juttatásai és egyéb működési célú kiadások, valamint felújítási kiadások finanszírozására használható fel a felújítási hitel felvétele és törlesztése kivételével. Az átlagbér alapú támogatás megbízási jogviszonyban óraadóként foglalkoztatottak megbízási díjára az Nkt. 22. § (2) bekezdésében, szakiskolák, szakközépiskolák esetében a szakképzésről szóló 2011. évi CLXXXVII. törvény (a továbbiakban: szakképzési törvény) 30. § (5) bekezdésében meghatározott alkalmazotti arány mértékéig használható fel.

(6) Az átlagbér alapú támogatás és a működési támogatás tényleges gyermek-, tanuló létszám szerinti elszámolására a költségvetési évet követő év január 31-éig kormányrendeletben meghatározott módon kerül sor.

(7) Az átlagbér alapú támogatás és a működési támogatás összesített egyenlegének rendezésére a központi költségvetés végrehajtásáról szóló törvényben kerül sor akként, hogy
a) az állam, illetve a települési önkormányzat által fenntartott nevelési-oktatási intézményekben és pedagógiai szakszolgálati intézményekben kimutatott éves összesített működési és felújítási kiadást, valamint a fenntartók működtetéssel és intézményfenntartással kapcsolatos kiadásait csökkenteni kell
aa) az államháztartásról szóló törvény végrehajtásáról szóló 368/2011. (XII. 31.) Korm. rendelet 2. § c) és d) pontja szerinti állami és települési önkormányzati bevételekkel és

ab) az olyan költségvetési támogatás összegével, amelyhez a nemzetiségi önkormányzat és az egyházi jogi személy az állam, illetve a települési önkormányzat által fenntartott nevelési-oktatási intézménnyel, pedagógiai szakszolgálati intézménnyel azonos feltételek mellett hozzájuthat és

b) az a) pontban meghatározott számítás eredményének – az állam, illetve a települési önkormányzat által fenntartott nevelési-oktatási intézménybe vagy pedagógiai szakszolgálati intézménybe járó – egy gyermekre, tanulóra jutó összegéből a (6) bekezdés szerinti elszámolást is figyelembe véve le kell vonni a kifizetett átlagbér alapú támogatás és működési támogatás egy gyermekre, tanulóra jutó együttes összegét.

(8) A nemzetiségi önkormányzattal kötött köznevelési szerződés erre vonatkozó rendelkezése alapján az oktatásért felelős miniszter a nemzetiségi önkormányzat által fenntartott kis létszámú iskola köznevelési feladatai ellátásának biztosítása érdekében az általa vezetett minisztérium költségvetési fejezetébe tartozó előirányzat terhére az (1)–(3) bekezdésben meghatározottakon túl további támogatást nyújthat a nemzetiségi önkormányzat részére.

(9) Az Országgyűlés az óvodai, általános iskolai, középfokú iskolai, kollégiumi étkeztetés támogatására a köznevelési közfeladatot ellátó intézményt fenntartó nemzetiségi önkormányzat, nem állami felsőoktatási intézmény, egyházi jogi személy, vallási tevékenységet végző szervezet és az Nkt. 2. § (3) bekezdés b) pont bd) alpontja szerinti fenntartó részére az általa biztosított gyermek-, tanulóétkeztetésre tekintettel a 2. melléklet III. pont 5. a) alpontjában meghatározott támogatással azonos összegű és azonos feltételek mellett nyújtott támogatást állapít meg.

(10) A Magyarország területén külföldi állam vagy nemzetközi szervezet oktatási programja szerint az oktatásért felelős miniszter engedélye alapján működő nevelési-oktatási intézmény Magyarországon nyilvántartásba vett fenntartója az ilyen intézmény által pedagógus-munkakörben foglalkoztatott személy után átlagbér alapú támogatásra jogosult, ha

a) a pedagógus iskolai végzettsége és szakképzettsége megfelel az Nkt.-ban meghatározott képesítési előírásoknak,

b) a külföldi óvoda, a nemzetközi óvoda pedagógiai programja megfelel az Óvodai nevelés országos alapprogramjának, a külföldi iskola, a nemzetközi iskola pedagógiai programja tartalmi szempontból igazodik a Nemzeti alaptantervhez.

(11) A (10) bekezdés alapján nyújtott átlagbér alapú támogatás megállapításánál a gyermek, tanuló létszámba nem számíthatóak be azok a gyermekek, tanulók, akik után a fenntartó tandíjat szed.

(12) Külföldi állam vagy nemzetközi szervezet által elismert vagy akkreditált köznevelési intézmények esetében a nevelő-, oktató munkát közvetlenül segítők után az Országgyűlés nem biztosít támogatást.

(13) A köznevelési feladatot ellátó intézményt fenntartó nemzetiségi önkormányzat, nem állami felsőoktatási intézmény, egyházi jogi személy, vallási tevékenységet végző szervezet és az Nkt. 2. § (3) bekezdés b) pont bd) alpontja szerinti fenntartó

a) az Nkt. szerinti ingyenes tankönyvek biztosítása érdekében a nappali rendszerű általános iskola, a nappali rendszerű nemzetiségi és gyógypedagógiai, konduktív pedagógiai feladatot ellátó általános iskola (a továbbiakban együtt: általános iskola)

aa) második évfolyamát 2014. szeptember 1-jén elkezdő és 2014. október 1-jén tanulói jogviszonyban álló tanulók létszáma alapján 12 000 forint/fő/év,

ab) első évfolyamára 2014. szeptember 1-jén beiratkozott tanulóknak, ha a 2014. október 1-jei létszáma meghaladja a 2013/2014-es tanév első évfolyamára beiratkozott tanulók 2013. október 1-jei létszámát, a többletlétszám alapján 12 000 forint/fő/év,

ac) első évfolyamán 2014. október 1-jén jogviszonyban álló tanulók létszáma alapján pótlólag a hiányzó, de újonnan megjelent tartós tankönyvek megvásárlására 3000 forint/fő/év,

b) az a) pont szerinti tanulók kivételével az általános iskolával vagy középfokú iskolával tanulói jogviszonyban álló nappali rendszerű iskolai oktatásban és a külön jogszabályban meghatározott normatív kedvezményekben részesülő tanulók 2014. október 1-jei létszáma alapján 12 000 forint/fő/év

összegű tankönyvtámogatásra jogosult.

(14) A (13) bekezdés szerinti tankönyvtámogatásokkal összefüggésben egy tanulót csak egy jogcímen lehet figyelembe venni.

(15) A (13) bekezdés szerinti tankönyvtámogatásokat az oktatásért felelős miniszter utalványozása alapján 2014. augusztus 25-éig folyósítja a kincstár.

(16) A bevett egyház az állami iskolában általa szervezett hit- és erkölcstan oktatáshoz kapcsolódóan tankönyvtámogatásra jogosult. A tankönyvtámogatást a bevett egyház a hit- és erkölcstan oktatásban résztvevő tanulók után veheti igénybe, ha ahhoz olyan tankönyvet alkalmaz, amely a hivatalos tankönyvjegyzéken szerepel.

A támogatást az oktatásért felelős miniszter utalványozása alapján 2014. augusztus 25-éig folyósítja a kincstár. A tankönyvtámogatás fajlagos összege

a) az 1–2. évfolyamon 980 forint/tanuló,
b) az 5–6. évfolyamon 1270 forint/tanuló,
c) a hat évfolyammal működő gimnáziumokban a 7–8. évfolyamon 1580 forint/tanuló.

(17) A bevett egyház az állami iskolában általa szervezett hit- és erkölcstan oktatásra tekintettel az (1) bekezdésben meghatározottakon túl további átlagbér alapú támogatásra jogosult. A támogatás szempontjából elismert számított pedagógus létszámot két tizedesjegyre kell megállapítani a hit- és erkölcstan oktatásban részt vevő tanulók 8 fős csoportja után heti 24 teljesített tanórával számolva. A tanulók számának meghatározása a 2013/2014. tanévi, illetve a 2014/2015. tanévi október 1-jei statisztikai létszám alapján (8 és 4 havi) történik.

(18) A (17) bekezdés szerinti támogatás összege január–szeptember hónapokra havonta 321 000 forint, október–december hónapokra 332 200 forint havonta, ami a főiskolai végzettségű Pedagógus I. kategóriába sorolt pedagógus bruttó átlagbére és járuléka. Az oktatásért felelős miniszter a kislétszámú csoportokban szervezhető hit- és erkölcstan oktatáshoz az általa vezetett minisztérium költségvetési fejezetébe tartozó előirányzat terhére további támogatást nyújthat.

(19) Az (1)–(13) bekezdésben meghatározott támogatások kizárólag olyan, a nevelési-oktatási, pedagógiai szakszolgálati intézményben ellátott, oktatott létszám után vehetők igénybe, amely nevelési-oktatási, pedagógiai szakszolgálati intézmény alapító okiratában, jogerős működési engedélyében az igényjogosultságot megalapozó köznevelési feladat szerepel, és amely OM azonosítóval rendelkezik.

(20) Az (1)–(13) bekezdésben meghatározott támogatások az oktatási azonosító számmal rendelkező óvodás gyermekek és tanulók, valamint korai fejlesztésben, gondozásban, fejlesztő nevelésben részesülő oktatási azonosító számmal nem rendelkező gyermekek után vehetők igénybe. A sajátos nevelési igényű gyermekek, tanulók után akkor vehető igénybe a támogatás, ha az intézmény alapító okirata, jogerős működési engedélye meghatározza az Nkt. 4. § 25. pontja szerinti fogyatékosság típusát is, és a szakvélemény szerint kerül sor a gyermek, tanuló nevelésére, oktatására.

(21) Az átlagbér alapú támogatás az iskolai rendszerű szakképzésben részt vevő tanulók után tanévenként a tanuló szakképző iskolai képzőhelyen – közismereti, szakmai elméleti és szakmai gyakorlati képzésben – töltött kötelező óraszáma alapján számított létszám alapján igényelhetők a (19)–(20) bekezdésben foglaltak figyelembevételével. A szakmai gyakorlati képzésben tanulószerződés alapján részt vevő tanulók esetén csak a közismereti és a szakmai elméleti oktatás kötelező óraszámának arányában vehető figyelembe az érintett tanulók létszáma. A számított létszám meghatározásához alkalmazott arányok megállapítása során a tanévre figyelembe vett tanulói összes kötelező óraszámba be kell számítani az összefüggő szakmai gyakorlat időtartamát is. Ha az előbbiek szerint számítható létszám nem egész szám, a fenntartónként összesített mutatószám meghatározásánál a kerekítés általános szabályait kell alkalmazni.

(22) Ha a szakmai gyakorlati képzést együttműködési megállapodás alapján részben vagy egészben folytató szervezet nem szakképzési hozzájárulásra kötelezett, a szakképző iskola fenntartója a gyakorlati képzés együttműködési megállapodás alapján járó időarányos részére az iskolai tanműhelyben folyó gyakorlati képzés finanszírozási feltételei szerint jogosult az (1)–(13) bekezdésben meghatározott támogatásra.

(23) Nem igényelhető az (1)–(13) bekezdésben meghatározott támogatás az olyan tanuló után, aki

a) tandíjfizetésre kötelezett,
b) szülői vagy saját kérésre magántanuló vagy a felnőttoktatásban más sajátos munkarend szerint tanul,
c) a szakképzési törvény 29. §-a alapján az iskolai rendszerű szakképzésben való ingyenes részvételre nem jogosult vagy
d) vendégtanulói jogviszonyban áll, kivéve az országos nemzetiségi önkormányzat által fenntartott kiegészítő nemzetiségi oktatás feladatait ellátó intézmény vendégtanulóját,
e) akinek szünetel a tanulói jogviszonya,
f) aki externátusi ellátásban részesül az externátusi ellátásra tekintettel.

(24) Az (1)–(13) bekezdésben meghatározott támogatások igénybevétele és elszámolása a köznevelési statisztikai adatokra és az azt megalapozó tanügyi okmányokra vagy a támogatást megalapozó egyéb okmányokra, analitikus nyilvántartásokra épül. Az igénylésnél és annak elbírálása során figyelembe kell venni az Nkt., a szakképzési törvény, valamint ezek végrehajtási rendeleteiben foglalt előírásokat. Nem korlátozzák az igénybevételt az Nkt.-nak a maximális csoport- vagy osztálylétszám betartására vonatkozó követelményei.

(25) A fenntartó az (1) bekezdés szerinti támogatást – annak folyósítását követő 15 napon belül – az általa fenntartott nevelési-oktatási, pedagógiai szakszolgálati intézménynek átadja úgy, hogy az az általa fenntartott valamennyi nevelési-oktatási, pedagógiai szakszolgálati intézmény kiegyensúlyozott működését biztosítsa.

(26) A (25) bekezdésben meghatározott átadási kötelezettséget csökkenti a nevelési-oktatási, valamint pedagógiai szakszolgálati intézménynek már megelőlegezett, átadott összeg.

(27) Óvoda és egységes óvoda-bölcsőde esetén nem igényelhető támogatás olyan gyermek után, aki tandíjat fizet, vagy akinek szünetel az óvodai, egységes óvoda-bölcsődei jogviszonya.

(28) A gyermek, tanuló akkor vehető figyelembe a nemzetiségi nevelésben, oktatásban, ha

a) a nemzetiségi nevelési-oktatási intézmény működési engedélye tartalmazza a nemzetiségi feladatok ellátását, és annak formáját,

b) a nemzetiségi óvodai nevelésben vagy nemzetiségi iskolai nevelésben és oktatásban a gyermek szülőjének, gondviselőjének a beiratkozáskor írásban benyújtott kérelme alapján vesz részt és

c) a nemzetiségi nyelvek oktatására fordított heti kötelező tanórák évfolyamonkénti átcsoportosítása esetén is – a romani és beás nemzetiségi nyelvoktatás kivételével – csak azok után a tanulók után vehetők figyelembe, akik az adott tanévben legalább heti három órában tanulják a nemzetiségi nyelvet,

d) az óvoda, iskola olyan településen működik, ahol nem jött létre települési és területi nemzetiségi önkormányzat, nincsen nemzetiségi szószóló és a fenntartó beszerezte az országos nemzetiségi önkormányzat nyilatkozatát, amely szerint a nevelési-oktatási intézmény nemzetiségi feladatot lát el.

(29) A kiegészítő nemzetiségi oktatás keretében a vendégtanuló akkor vehető figyelembe egy főként, ha a (28) bekezdés a)–c) pontjában foglalt feltételek teljesülnek és a nappali rendszerű iskolai oktatásban rendelkezik tanulói jogviszonnyal. A felnőttoktatásban tanulói jogviszony fennállásakor a tanuló abban a tanévben vehető utoljára figyelembe vendégtanulóként, amelyben tankötelezettsége fennáll vagy életkora alapján nappali rendszerű iskolai oktatásban is részt vehetne. A sajátos munkarendben létesített tanulói jogviszony esetében a tanuló nem vehető figyelembe vendégtanulóként.

(30) A nevelési-oktatási és pedagógiai szakszolgálati intézménynek a tanügyi nyilvántartásaival – beleértve a nyilatkozatokat, határozatokat is – kell igazolnia, hogy a gyermeket, tanulót felvette, és biztosította részére az előírt szolgáltatások igénybevételét.

(31) Ha a tanulónak térítési díjat kell fizetnie, az átlagbér alapú támogatás megállapításánál és az arról történő elszámolásnál a tanuló akkor vehető figyelembe, ha az iskola, a kollégium előírta és beszedte azt. A térítési díj nem lehet kevesebb, mint a külön jogszabályban meghatározott alsó határ. Ha a tanuló a térítésidíj-fizetési kötelezettség mellett igénybe vehető oktatást jogszabály rendelkezése alapján ingyenesen veheti igénybe, ezt a tényt fel kell tüntetni a törzslapján, megjelölve a döntés alapjául szolgáló jogszabályt. Ebben az esetben az átlagbéralapú támogatás megállapításakor a tanulót figyelembe lehet venni. Az igénylési létszámba nem számítható be az a gyermek, tanuló, akinek a nevelési-oktatási intézmény a külön jogszabályban meghatározott térítési díj maximális mértékénél magasabb fizetési kötelezettséget ír elő.

(32) A magyar Waldorf-iskolák kerettanterve alapján oktató nevelési-oktatási intézmények 1–12. évfolyamos tanulóinak számát az alapfokú művészetoktatási támogatás igénybevételekor a létszám számításakor hárommal elosztva lehet figyelembe venni.

34. § (1) Az Országgyűlés a szociális, gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt, szolgáltatást fenntartó egyházi jogi személy, civil szervezet, közalapítvány, országos nemzetiségi önkormányzat, települési vagy területi nemzetiségi önkormányzat, gazdasági társaság, és a humánszolgáltatást alaptevékenységként végző, a személyi jövedelemadóról szóló törvény hatálya alá tartozó egyéni vállalkozó (a továbbiakban együtt: nem állami szociális fenntartó) részére támogatást állapít meg a következők szerint:

a) a támogatás a nem állami szociális fenntartót a települési önkormányzatok 2. melléklet III. pont 3. alpont b)–l) alpontjában és 5. alpont a) alpontjában meghatározott támogatásaival azonos jogcímeken, összegben és feltételek mellett illeti meg,

b) – a hajléktalanok átmeneti intézményei kivételével – a nem állami szociális fenntartó, ha a Szoctv. 57. § (2) bekezdése és a Gyvt. 15. § (3) bekezdése a), illetve b) pontja szerinti feladatot lát el, a 9. melléklet szerinti támogatásra jogosult,

c) a személyes gondoskodást nyújtó szociális, gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt, szolgáltatást fenntartó gazdasági társaságot – ide nem értve a nonprofit gazdasági társaságot – és egyéni vállalkozót az a) és b) pont szerinti támogatás 30%-ának megfelelő támogatás illeti meg.

(2) A Szoctv. 4. § (1) bekezdés m) pont mb) alpontjában és a Gyvt. 5. § s) pont sb) alpontjában meghatározott szociális és gyermekjóléti, gyermekvédelmi közfeladatot ellátó intézményt fenntartó egyházi jogi személy az egyházak hitéleti és közcélú tevékenységének anyagi feltételeiről szóló törvény szerinti kiegészítő támogatásra jogosult. E kiegészítő támogatás mértéke az (1) bekezdés a) és b) pontja szerinti támogatás 67,8%-a.

(3) A nem állami szociális fenntartó az (1) bekezdés alapján megállapított támogatás teljes összegét a folyósítást követő 15 napon belül köteles annak az intézménynek átadni, amelyre tekintettel a támogatás megállapítására sor került.

(4) Az egyházi jogi személy a (2) bekezdés szerinti kiegészítő támogatást köteles elkülönítetten nyilvántartani és a támogatás teljes összegét a humánszolgáltatást ellátó intézményei, illetve azok humánszolgáltatásai támogatására fordítani.

(5) Az (1) bekezdés szerinti támogatás és a (2) bekezdés szerinti kiegészítő támogatás elszámolása a XX. Emberi Erőforrások Minisztériuma fejezet terhére, illetve javára történik.

35. § Az önkormányzati tűzoltóság a fenntartásához, működéséhez és fejlesztéséhez az átvállalt feladattal arányos költségvetési támogatást a tűz elleni védekezésről, a műszaki mentésről és a tűzoltóságról szóló 1996. évi XXXI. törvény 41. § (5) bekezdése és 34. § (1) és (3) bekezdése alapján a XIV. Belügyminisztérium fejezet, 20. cím, 10. Önkormányzati tűzoltóságok normatív támogatása alcím előirányzatából a következő feltételek és normatívák szerint veheti igénybe:

a) valamennyi önkormányzati tűzoltóság a készenléti szolgálat működéséhez azonos összegű, 25,0 millió forint alaptámogatásra jogosult,

b) az a) pont szerint felosztott támogatás után megmaradó előirányzatból minden önkormányzati tűzoltóság az általa ellátott vonulási terület veszélyeztetettsége mértékét kifejező, jogszabályban rögzített elvek alapján meghatározott pontszámok arányában részesül,

c) a tárgyévet megelőző év normatív támogatás elszámolásából bevételként visszatérülő összeg a katasztrófák elleni védekezésért felelős miniszter egyedi döntése alapján az önkormányzati tűzoltóságok működési kiadásainak finanszírozására használható fel.

36. § A személyi jövedelemadó meghatározott részének az adózó rendelkezése szerinti felhasználásáról szóló 1996. évi CXXVI. törvény 4/A. § (1) bekezdés b) pontja alapján kijelölt előirányzat-felhasználási célja a 2014. évi személyi jövedelemadó-rendelkezéseknél a Nemzeti Tehetség Program. Felhasználása a 2015. évi költségvetési törvényben kerül megtervezésre.

17. A pártok és a működésüket segítő alapítványok támogatása

37. § (1) Az I. Országgyűlés fejezet, 8. Pártok támogatása címben meghatározott pártok a pártok működéséről és gazdálkodásáról szóló 1989. évi XXXIII. törvény (a továbbiakban: Ptv.) alapján a képviselői megbízatás megszűnésének napját magában foglaló hónap utolsó napjáig terjedően időarányosan részesülnek támogatásban.

(2) Az (1) bekezdés alapján a 2014. évben fel nem használt előirányzatból a pártokat a Ptv. 5. §-a alapján megillető összeg mértékét a Kormány a 2014. évben megalakuló Országgyűlés alakuló ülését követően határozatban állapítja meg.

(3) A (2) bekezdésben foglaltak végrehajtása céljából a Nemzeti Választási Bizottság legkésőbb az országgyűlési képviselők 2014. évi választása eredményének jogerőre emelkedését követő 8 napon belül közli az államháztartásért felelős miniszterrel a Ptv. 5. § (2) bekezdésének megfelelő elosztási arányokat, hiteles számításokkal alátámasztva.

(4) Az I. Országgyűlés fejezet, 9. Pártalapítványok támogatása cím terhére a pártok működését segítő tudományos, ismeretterjesztő, kutatási, oktatási tevékenységet végző alapítványok a Ptv. rendelkezései szerint, a 2014. évben megalakuló Országgyűlés megalakulásának napját magában foglaló negyedév utolsó napjáig terjedően időarányosan részesülnek támogatásban.

(5) A (4) bekezdés alapján a 2014. évben fel nem használt előirányzatból a pártok működését segítő, tudományos, ismeretterjesztő, kutatási, oktatási tevékenységet végző alapítványokat a Ptv. 9/A. §-a alapján megillető összeg mértékét a Kormány a 2014. évben megalakuló Országgyűlés alakuló ülését követően határozatban állapítja meg.

VI. FEJEZET
ÁLLAMI KEZESSÉG- ÉS GARANCIAVÁLLALÁS, VISZONTGARANCIA-VÁLLALÁS ÉS KEZESI HELYTÁLLÁS

38. § (1) A Kormány a 2014. évben együttesen 100 000,0 millió forint összegű új egyedi állami kezesség és állami garancia vállalására adhat felhatalmazást.

(2) Az (1) bekezdésben meghatározott keretösszeg – a járulékos hitelköltségek és az árfolyamváltozás miatt bekövetkező emelkedést kivéve – kizárólag az Országgyűlés jóváhagyásával léphető túl.

(3) A Nemzetközi Újjáépítési és Fejlesztési Banktól, az Európai Beruházási Banktól, az Európai Újjáépítési és Fejlesztési Banktól, a német Újjáépítési és Hitelbanktól, az Északi Beruházási Banktól, illetve az Európa Tanács Fejlesztési Bankjától felveendő hitelekhez vállalható egyedi állami kezességek és állami garanciák nem terhelik az (1) bekezdés szerinti keretösszeget.

39. § (1) A 2014. évben vállalt kiállítási garanciák és kiállítási viszontgaranciák együttes, a vállalás időpontjában forintra átszámított állománya az év egyetlen napján sem haladhatja meg az 500 000,0 millió forintot.

(2) A Kormány a 2014. évben 50 000,0 millió forint összegű, a vasúti közlekedésről szóló 2005. évi CLXXXIII. törvény 29/A. §-a szerinti állami kezesség melletti forrásbevonásra adhat felhatalmazást.

40. § (1) A Magyar Fejlesztési Bank Részvénytársaságról szóló 2001. évi XX. törvény (a továbbiakban: MFB tv.) 5. § (3) bekezdés a) pontja szerinti felső határ a 2014. év folyamán 1 800 000,0 millió forint.

(2) Az MFB tv. 5. § (3) bekezdés b) pontja szerinti felső határ a 2014. év folyamán 600 000,0 millió forint.

(3) Az MFB tv. 5. § (3) bekezdés c) pontja szerinti felső határ a 2014. év folyamán 1 800 000,0 millió forint.

(4) Törvény eltérő rendelkezése hiányában a (2) bekezdés szerinti kötelezettségvállalásokhoz kapcsolódó állami kezesség után az állam javára felszámítandó kezességvállalási díj mértékét a Kormány határozatban állapítja meg.

41. § (1) A Magyar Export-Import Bank Részvénytársaságról és a Magyar Exporthitel Biztosító Részvénytársaságról szóló 1994. évi XLII. törvény (a továbbiakban: Etv.) 7. § (1) bekezdés a) pontja szerinti felső határ a 2014. év folyamán 1 200 000,0 millió forint.

(2) Az Etv. 7. § (1) bekezdés b) pontja szerinti felső határ a 2014. év folyamán 350 000,0 millió forint.

(3) Az Etv. 7. § (1) bekezdés c) pontja szerinti felső határ a 2014. év folyamán 600 000,0 millió forint.

42. § (1) A Garantiqa Hitelgarancia Zrt. által vállalt készfizető kezesség mögött – jogszabályban meghatározott feltételek mellett – a (2)–(8) bekezdés szerint az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az (1) bekezdés szerinti viszontgarancia mértéke a Garantiqa Hitelgarancia Zrt. által vállalt készfizető kezesség érvényesítéséből a társaságot terhelő fizetési kötelezettség 85%-a.

(3) A Garantiqa Hitelgarancia Zrt. az (1) bekezdés szerinti viszontgaranciával

a) a kis- és középvállalkozások, valamint a Munkavállalói Résztulajdonosi Program megvalósítására – a Munkavállalói Résztulajdonosi Programról szóló törvény alapján – létrejövő szervezetek legfeljebb 25 év lejáratú hitel-, kölcsönszerződésből, bankgarancia-szerződésből és termelési célú eszközbeszerzéshez kapcsolódó pénzügyi lízingszerződésből, továbbá faktoringszerződésből eredő kötelezettségéért vállalhat készfizető kezességet azzal, hogy a készfizető kezességvállalás legfeljebb egyéves futamidejű faktoringügyletekhez kapcsolódhat, valamint

b) készfizető kezességet vállalhat gyógyszerész vállalkozási célú, a biztonságos és gazdaságos gyógyszer és gyógyászati segédeszköz ellátás, valamint a gyógyszerforgalmazás általános szabályairól szóló 2006. évi XCVIII. törvény 74. § (1) bekezdésében és 83/A. § (1) bekezdésében foglalt feltételek teljesítése érdekében történő tulajdoni hányad megszerzését szolgáló – a közforgalmú gyógyszertárakban a gyógyszerészi tulajdonarány növelésének elősegítéséről szóló kormányrendelet szerinti Patika Hitelprogram keretében – 2013. július 1-je és 2016. december 31-e között létrejött hitel vagy kölcsönszerződéséhez.

(4) Az (1) bekezdés szerinti viszontgarancia kiterjed a Garantiqa Hitelgarancia Zrt.-nek a tőkepiacról szóló törvény alapján működő kockázati tőkealapnak gazdasági társaságban fennálló kockázati tőkebefektetése értékesítéséből származó követelés 50%-áért vállalt készfizető kezességére is. A készfizető kezességgel biztosított követelés mértéke nem haladhatja meg a tulajdonszerzésre fordított összeg 50%-át.

(5) A készfizető kezesi szerződés jogosultja lehet

a) pénzügyi intézmény,

b) kockázati tőkealap,

c) a Magyar Vállalkozásfejlesztési Alapítvány az Országos Mikrohitel Alapból történő pénzkölcsön nyújtása esetén,

d) a megyei és fővárosi vállalkozásfejlesztési alapítványok mikrohitelezési tevékenység esetén.

(6) A Garantiqa Hitelgarancia Zrt. által az (1) bekezdés szerinti állami viszontgarancia mellett vállalt készfizető kezesség állománya 2014. december 31-én nem haladhatja meg az 550 000,0 millió forintot.

(7) A Garantiqa Hitelgarancia Zrt. által az (1) bekezdés szerinti állami viszontgaranciával vállalt készfizető kezesség érvényesítése esetén – törvény eltérő rendelkezésének hiányában – a társaság köteles minden szükséges jogcselekményt megtenni a (3) bekezdés szerinti kötelezettekkel szemben fennálló, reá átszálló követelés behajtására. A központi költségvetést illeti meg a társaság által behajtott – a behajtási költségekkel csökkentett – összegnek az érvényesített állami viszontgarancia mértékével megegyező százalékban kifejezett arányos része.

(8) Ha a készfizető kezességvállalás biztosítékaként a Garantiqa Hitelgarancia Zrt. biztosítást köt, a biztosító intézet térítése behajtási bevételnek minősül, és arra a (7) bekezdés szabályai az irányadók.

(9) A Garantiqa Hitelgarancia Zrt. az (1) bekezdés szerinti ügyletek bevételeit, és az ezen ügyletekhez kapcsolódó költségeket és ráfordításokat elkülönítetten köteles nyilvántartani, és az éves beszámoló kiegészítő mellékletében bemutatni.

43. § (1) Az Agrár-Vállalkozási Hitelgarancia Alapítvány (e § alkalmazásában a továbbiakban: Alapítvány) által vállalt készfizető kezesség mögött – jogszabályban meghatározott feltételek mellett – a (2)–(7) bekezdés szerint az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az (1) bekezdés szerinti viszontgarancia mértéke az Alapítvány által vállalt készfizető kezesség érvényesítéséből az Alapítványt terhelő fizetési kötelezettség 85%-a.

(3) Az (1) bekezdésben vállalt állami viszontgarancia a mezőgazdasági tőkepótló hitelekre és az 1999. január 1-je után vállalt készfizető kezességek érvényesítésére vonatkozik.

(4) Az Alapítvány a természetes személyek, a gazdasági társaságok, a közhasznú társaságok, a szövetkezetek, a magánvállalkozások legfeljebb 25 év lejáratú hitel-, kölcsönszerződésből, bankgarancia-szerződésből, termelési célú eszközbeszerzéshez kapcsolódó pénzügyi lízingszerződésből, továbbá faktoringszerződésből eredő kötelezettségéért vállalhat készfizető kezességet azzal, hogy a készfizető kezességvállalás legfeljebb egyéves futamidejű faktoringügyletekhez kapcsolódhat.

(5) A készfizető kezesi szerződés jogosultja lehet

a) pénzügyi intézmény,

b) a Magyar Vállalkozásfejlesztési Alapítvány az Országos Mikrohitel Alapból történő pénzkölcsön nyújtása esetén,

c) a megyei és fővárosi vállalkozásfejlesztési alapítvány mikrohitelezési tevékenység esetén.

(6) Az Alapítvány által az (1) bekezdés szerinti viszontgarancia mellett vállalt készfizető kezesség állománya 2014. december 31-én nem haladhatja meg a 105 000,0 millió forintot.

(7) Az Alapítvány által az (1) bekezdés szerinti állami viszontgaranciával vállalt készfizető kezesség érvényesítése esetén – törvény eltérő rendelkezésének hiányában – az Alapítvány köteles minden szükséges jogcselekményt megtenni a reá átszálló követelés behajtására. A központi költségvetést illeti meg az Alapítvány által behajtott – a behajtási költségekkel csökkentett – összegnek az érvényesített állami viszontgarancia mértékével megegyező százalékban kifejezett arányos része.

44. § (1) Az állam készfizető kezesként felel a Diákhitel Központ Zrt. azon fizetési kötelezettségeiért, amelyek a belföldről és külföldről, a diákhitelezési rendszer finanszírozása érdekében felvett hiteleiből, kölcsöneiből és kötvénykibocsátásaiból erednek.

(2) A Diákhitel Központ Zrt. az (1) bekezdés szerinti kötelezettségei biztosítékaként az állami készfizető kezességvállaláson túl a hitelező további biztosíték előírására nem köteles.

(3) Az állami kezességvállalásért a Diákhitel Központ Zrt.-nek kezességvállalási díjat nem kell fizetnie.

(4) A Diákhitel Központ Zrt. éves finanszírozási tervét az államháztartásért felelős miniszter hagyja jóvá.

45. § (1) A KAVOSZ Vállalkozásfejlesztési Zrt. által az autópályák, autóutak és főutak használatáért fizetendő, megtett úttal arányos díj fizetését szolgáló kölcsönnyújtás céljára pénzügyi intézményektől hitelszerződés alapján felvett kölcsöneihez kapcsolódó állami készfizető kezesség állománya 2014. december 31-én nem haladhatja meg a 10 000,0 millió forintot.

(2) A KAVOSZ Vállalkozásfejlesztési Zrt. által az autópályák, autóutak és főutak használatáért fizetendő díj fizetését szolgáló hitelszerződés alapján kihelyezett kölcsönökhöz kapcsolódó állami készfizető kezesség állománya 2014. december 31-én nem haladhatja meg a 8000,0 millió forintot.

46. § (1) Ha az államnak szerződéssel, illetve jogszabállyal vállalt kezesség- vagy viszontgarancia érvényesítéséből – a 47. § szerinti viszontgarancia kivételével – olyan fizetési kötelezettsége keletkezik, amely nem szerepel az 1. mellékletben, azt a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 33. Állam által vállalt kezesség és viszontgarancia érvényesítése cím terhére kell teljesíteni.

(2) Az Államadósság Kezelő Központ Zrt.-nek az állami kezesség, garancia melletti forrásbevonással kapcsolatos feladatokban történő közreműködésért fizetendő díjat a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet, 32. cím, 1. Vegyes kiadások alcím terhére kell teljesíteni.

(3) A (2) bekezdésben meghatározott kiadások összegével a XLII. A költségvetés közvetlen bevételei és kiadásai fejezet tervezett kiadása túlléphető.

47. § (1) A Magyar Vállalkozásfinanszírozási Zrt. (e § alkalmazásában a továbbiakban: MV Zrt.) által – jogszabályban meghatározott feltételek mellett – vállalt készfizető kezesség, illetve garancia érvényesítéséből a társaságot terhelő fizetési kötelezettségek 100%-a mögött a (2)–(6) bekezdésben meghatározottak szerint az állam visszavonhatatlan viszontgaranciája áll fenn.

(2) Az MV Zrt. az (1) bekezdés szerinti viszontgaranciával a mikro-, kis- és középvállalkozások legfeljebb 25 év lejáratú hitelszerződésein alapuló kötelezettségek legfeljebb 85%-áig vállalhat készfizető kezességet, illetve garanciát.

(3) Az MV Zrt. által a Gazdaságfejlesztés Operatív Program Pénzügyi eszközök prioritási tengelyében, illetve a Közép-magyarországi Operatív Program A tudásalapú gazdaság innováció- és vállalkozásorientált fejlesztése prioritási tengelyében a Garanciaeszközökre vállalt készfizető kezesség, illetve garancia állománya 2014. december 31-én nem haladhatja meg a 300 000,0 millió forintot.

(4) Az (1) bekezdés szerinti viszontgarancia érvényesítéséből eredő fizetési kötelezettséget a forrást biztosító azonos előirányzatból a XIX. Uniós fejlesztések fejezet, 2. cím, 4. alcím, 1. Gazdaságfejlesztés Operatív Program jogcímcsoport vagy a 2. cím, 4. alcím, 29. Közép-magyarországi Operatív Program jogcímcsoport terhére kell teljesíteni.

(5) Ha a (4) bekezdésben meghatározott előirányzat a viszontgarancia érvényesítéséből eredő fizetési kötelezettség teljesítéséhez nem elegendő, a további kifizetések forrásának biztosítása során is fenn kell tartani az Európai Unió költségvetéséből származó támogatás és az ahhoz kapcsolódó hazai társfinanszírozás eredeti előirányzatnak megfelelő arányát.

(6) Az (1)–(3) bekezdés szerinti kezesség, illetve garancia érvényesítéséből származó, az MV Zrt. által behajtott követelés összege a Gazdaságfejlesztés Operatív Program, illetve a Közép-magyarországi Operatív Program forrását növeli.

VII. FEJEZET
A KÖZPONTI ALRENDSZER KÖLTSÉGVETÉSÉNEK VÉGREHAJTÁSÁVAL KAPCSOLATOS VEGYES RENDELKEZÉSEK

18. A fejezetet irányító szerv vezetőjét megillető jogosítványok sajátos szabályai

48. § (1) Nem terjed ki a tervezési, az előirányzat-módosítási és -felhasználási, a beszámolási, az információszolgáltatási és az ellenőrzési kötelezettsége és joga

a) az I. Országgyűlés fejezeten belül az Országgyűlés Hivatala főigazgatójának az I. Országgyűlés fejezet, 5. Közbeszerzési Hatóság cím, a 8–10. címben megjelölt támogatások, valamint a 21. Nemzeti Adatvédelmi és Információszabadság Hatóság cím, 22. Egyenlő Bánásmód Hatóság cím, 23. Magyar Energetikai és Közműszabályozási Hivatal cím, 24. Nemzeti Választási Iroda cím,

b) a XI. Miniszterelnökség fejezeten belül a Miniszterelnökséget vezető államtitkárnak a XI. Miniszterelnökség fejezet 16. Kormányzati Ellenőrzési Hivatal cím

előirányzataira.

(2) Az (1) bekezdésben megjelölt jogokat és kötelezettségeket a Kormány rendeletében meghatározott személy gyakorolja.

(3) Az I. Országgyűlés fejezet 8–10. és 11. címében, a X. Közigazgatási és Igazságügyi Minisztérium fejezet 24. címében, a XI. Miniszterelnökség fejezet 7. címében, a XX. Emberi Erőforrások Minisztériuma fejezet, 21. címében megjelölt támogatások folyósításáról az államháztartásért felelős miniszter gondoskodik.

19. Az európai uniós támogatások felhasználásával kapcsolatos szabályok

49. § (1) A teljes, 42 101,2 millió forint összegű kötelezettségvállalási keret-előirányzat, és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegének kötelezettségvállalással nem terhelt része mértékéig vállalható 2014. évben az Európai Gazdasági Térség Finanszírozási Mechanizmus és a Norvég Finanszírozási Mechanizmus 2009–2014. évi programokra, projektekre vonatkozó tárgyévi és éven túli fizetési kötelezettség.

(2) A teljes, 31 455,6 millió forint összegű kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegének kötelezettségvállalással nem terhelt része mértékéig vállalható 2014. évben a Svájci–Magyar Együttműködési Program által támogatott programokra, projektekre vonatkozó tárgyévi és éven túli fizetési kötelezettség.

(3) Az Európai Bizottság és Magyarország Kormánya által elfogadott Nemzeti Stratégiai Referenciakeret forrásaiból finanszírozott programok, projektek esetén a 6. mellékletben a 2007–2013. évekre meghatározott és 2007–2013-ban még kötelezettségvállalással nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség a 2014. évben.

(4) Az Európai Bizottság és Magyarország Kormánya által elfogadott Európai Mezőgazdasági Vidékfejlesztési Alap (a továbbiakban: EMVA) és az Európai Halászati Alap (a továbbiakban: EHA) forrásaiból finanszírozott programok, projektek esetén a 6. mellékletben 2007–2013. évekre meghatározott és 2007–2013-ban még kötelezettségvállalással nem terhelt európai uniós kötelezettségvállalási keret-előirányzat és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegéig vállalható tárgyévi és éven túli fizetési kötelezettség a 2014. évben. A kötelezettségvállalást az (5) bekezdésben foglaltakra tekintettel kell megtenni.

(5) Az EMVA keretében feltételhez nem kötött kötelezettség akkor vállalható, ha az abból eredő kifizetés legkésőbb 2015. évben teljesülhet. Az Európai Mezőgazdasági Vidékfejlesztési Alapból (EMVA) nyújtandó vidékfejlesztési támogatásról szóló 2005. szeptember 20-i 1698/2005/EK tanácsi rendelet hatálya alá tartozó, a 2015. évet követően kiadással járó többéves kötelezettség csak akkor vállalható, ha a 2015. évet követő kiadások az Európai Unió költségvetéséből finanszírozott részének fedezetéül szolgáló forrás az Európai Unió 2013. év utáni pénzügyi keretterveiben, illetve az éves költségvetéseiben rendelkezésre áll.

(6) Az európai uniós tagsághoz kapcsolódó támogatások maradéktalan felhasználása érdekében az államháztartásért felelős miniszter egyetértésével az (1)–(4) bekezdésben meghatározott mértéken túl is vállalható tárgyévi és éven túli fizetési kötelezettség a 2007–2013. programozási időszak forrásainak terhére.

(7) Az Európai Területi Együttműködés (a továbbiakban: ETE) célkitűzés keretében a 2007–2013 programozási időszakban megvalósuló programok, projektek esetében az államháztartásért felelős miniszter egyetértése esetén vállalható az irányadó programkeret hazai projektpartnerekre eső részének kötelezettségvállalással még nem terhelt részét meghaladó mértékű tárgyévi és éven túli fizetési kötelezettség akkor, ha az adott programban részes minden további partnerország biztosítja az arányos mértékű többletkötelezettség-vállalás lehetőségét saját projektpartnerei számára.

(8) A Szolidaritási programokból a 2007–2013 programozási időszakban megvalósuló projektek esetében az egyes Alapok 6. mellékletben szereplő éves allokációjának és az ahhoz kapcsolódó központi költségvetési finanszírozás együttes összegének kötelezettségvállalással még nem terhelt részét meghaladó mértékű tárgyévi és éven túli fizetési kötelezettség az államháztartásért felelős miniszter egyetértése esetén vállalható.

50. § A XIX. Uniós Fejlesztések fejezet, 2. cím, 4. alcím, 1. Gazdaságfejlesztés Operatív Program jogcímcsoporton, valamint a XIX. Uniós Fejlesztések fejezet, 2. cím, 4. alcím, 29. Közép-magyarországi Operatív Program jogcímcsoporton belül a JEREMIE-típusú pénzügyi eszközök végrehajtása során megtérült visszatérítendő támogatásokból származó bevételek a Gazdaságfejlesztés Operatív Program, és a Közép-magyarországi Operatív Program forrását növelik, amelyre tárgyévi és éven túli fizetési kötelezettség vállalható a pénzügyi eszközökre vonatkozó közösségi szabályok szerint, kizárólag a Gazdaságfejlesztés Operatív Program 4. pénzügyi eszközök prioritás, és a Közép-magyarországi Operatív Program 1.3. intézkedés keretében.

51. § Az EMVA, EHA és az Európai Mezőgazdasági és Garancia Alap (a továbbiakban: EMGA) által támogatott programok és intézkedések finanszírozásával összefüggő kockázatok kezelésére képzett céltartalék árfolyamkockázat esetén a XII. Vidékfejlesztési Minisztérium fejezet, 20. cím, 7. alcím, 1. Uniós programok árfolyam-különbözete jogcímcsoport, egyéb esetben a XII. Vidékfejlesztési Minisztérium fejezet, 20. cím 7. alcím 2. Egyéb EU által nem térített kiadások jogcímcsoport előirányzatain kizárólag a jogszabályban meghatározott célokra használható fel.

52. § (1) Az Európai Bizottság és Magyarország Kormánya által a 2014–2020 programozási időszakra vonatkozóan elfogadásra kerülő Partnerségi Megállapodás programjainak indikatív európai uniós és ahhoz kapcsolódó központi költségvetési kötelezettségvállalási kerete együttes összegének 25%-os mértékéig vállalható tárgyévi és éven túli kötelezettség a 2014. évben.

(2) Az ETE Program keretében a 2014–2020 programozási időszakban megvalósuló programok, projektek esetében az irányadó programkeret hazai projektpartnerekre eső részének kötelezettségvállalással még nem terhelt részének 25%-os mértékéig vállalható tárgyévi és éven túli fizetési kötelezettség a 2014. évben.

(3) Az Európai Bizottság és Magyarország Kormánya által a 2014–2020 programozási időszakra vonatkozóan menekültügyi és migrációs, valamint belbiztonsági területen létrehozott alapok által finanszírozott programok európai uniós és ahhoz kapcsolódó központi költségvetési forrásának adott évi kötelezettségvállalási keretének összegéig vállalható tárgyévi és éven túli kötelezettség a 2014. évben.

(4) A XVII. Nemzeti Fejlesztési Minisztérium fejezet 20. cím, 32. alcím, 5. TEN-T projektek jogcímcsoport előirányzat terhére a 2014. évben 75 000,0 millió forint összegig vállalható az Európai Hálózatfinanszírozási Eszköz (CEF) által támogatott projektekre és azok előkészítésére vonatkozóan tárgyévi és éven túli fizetési kötelezettség.

(5) Az európai uniós tagsághoz kapcsolódó támogatások maradéktalan felhasználása érdekében az államháztartásért felelős miniszter egyetértésével az (1)–(4) bekezdésben meghatározott mértéken túl is vállalható tárgyévi és éven túli fizetési kötelezettség a 2014–2020 programozási időszak forrásainak terhére.

20. A nyugdíjemelés, egyes illetmények és meghatározott díjak, támogatások és járadékok alapjának mértéke

53. § A 2014 januárjában a társadalombiztosítási nyugellátásról szóló 1997. évi LXXXI. törvény 62. § (1) és (2) bekezdése alapján esedékes nyugdíjemelés meghatározásánál 2,4%-os fogyasztói árnövekedést kell figyelembe venni.

54. § (1) A közszolgálati tisztviselőkről szóló 2011. évi CXCIX. törvény 132. § szerinti illetményalap a 2014. évben 38 650 forint.

(2) A költségvetési szervek által foglalkoztatottak éves cafetéria-juttatásának kerete, illetve cafetéria-juttatást nem nyújtó költségvetési szervek esetében az egy foglalkoztatottnak éves szinten – az Önkéntes Kölcsönös Biztosító Pénztárakról szóló 1993. évi XCVI. törvényre is figyelemmel, a személyi jövedelemadóról szóló 1995. évi CXVII. törvény 71. § (1) bekezdés a)–f) pontjában és (3) bekezdésében meghatározott juttatások – az egyes juttatásokhoz kapcsolódó, a juttatást teljesítő munkáltatót terhelő közterheket is magában foglaló együttes összege a 2014. évben nem haladhatja meg a bruttó 200 000 forintot.

(3) A fizetési számlához kapcsolódóan törvény alapján az egy foglalkoztatottnak havonta adható bankszámla-hozzájárulás mértéke a 2014. évben legfeljebb 1000 forint.

55. § (1) A Kjt.

a) 66. § (1) bekezdése szerinti, a közalkalmazotti fizetési osztályok első fizetési fokozatához tartozó illetmény garantált összegét, és a növekvő számú fizetési fokozatokhoz tartozó – az első fizetési fokozat garantált illetményére épülő – legkisebb szorzószámokat a 2014. évre a 7. melléklet tartalmazza,

b) 69. §-a szerinti illetménypótlék számítási alapja a 2014. évben 20 000 forint.

(2) A Kjt. 77. § (1) bekezdése szerinti feltételek fennállása esetén nyújtott keresetkiegészítés a 2014. évben a keresetbe tartozó juttatások előző évi bázis előirányzatának 2%-a. Fel nem használt előirányzata kizárólag a keresetbe tartozó juttatások emelésére fordítható. Ez a rendelkezés nem vonatkozik az állami felsőoktatási intézményekre, a központi és a köztestületi költségvetési szervként működő kutatóközpontokra, kutatóintézetekre, és a Magyar Tudományos Akadémiához tartozó kutatást kiegészítő akadémiai köztestületi és központi költségvetési szervekre.

56. § (1) A bírák jogállásáról és javadalmazásáról szóló 2011. évi CLXII. törvény 169. § (2) bekezdése szerinti bírói illetményalap a 2014. évben 391 600 forint.

(2) A legfőbb ügyész, az ügyészek és más ügyészségi alkalmazottak jogállásáról és az ügyészi életpályáról szóló 2011. évi CLXIV. törvény 59. § (3) bekezdése szerinti ügyészi illetményalap a 2014. évben 391 600 forint.

(3) A jogi segítségnyújtásról szóló 2003. évi LXXX. törvény 1. § (3) bekezdése szerinti jogi segítői óradíj a 2014. évben 4000 forint.

(4) Az ügyvédekről szóló 1998. évi XI. törvény 131. § (2) bekezdése szerinti kirendelt ügyvédi óradíj a 2014. évben 4000 forint.

57. § (1) A Gyvt. 66/K. § szerinti helyettes szülői díj legalacsonyabb összege – gyermekenként, fiatal felnőttenként – a 2014. évben 15 000 forint/hó.

(2) A Gyvt. 20/A. § (2) bekezdése szerinti támogatás esetenkénti összege a 2014. évben gyermekenként 5800 forint.

(3) A Gyvt. 20/B. § (5) bekezdése szerinti pótlék esetenkénti összege a 2014. évben gyermekenként 8400 forint.

(4) A Szoctv. 38. § (3) bekezdésében meghatározott, a lakásfenntartás egy négyzetméterre jutó elismert havi költsége a 2014. évben 450 forint.

(5) A fiatalok életkezdési támogatásáról szóló 2005. évi CLXXIV. törvény 4. § (2) bekezdés a) pontja szerinti első utalási összeg 42 500 forint, a 4. § (2) bekezdés b) pontja szerinti második és harmadik utalási összeg 44 600–44 600 forint, ha a gyermek a 2014. évben született.

(6) A Szoctv. 43/A. § (4) bekezdésében meghatározott szakértői díj összege a 2014. évben esetenként 20 000 forint.

(7) A Szoctv. 44. § (1) bekezdése szerinti ápolási díj havi alapösszege a 2014. évben 29 500 forint.

(8) A szakképzési hozzájárulásról és a képzés fejlesztésének támogatásáról szóló 2011. évi CLV. törvény 8. § (1) bekezdés b) pontjában meghatározott alapnormatíva összege a 2014. évben 453 000 forint/fő/év.

58. § (1) A kárpótlási jegyek életjáradékra váltásáról szóló 1992. évi XXXI. törvény (a továbbiakban: Éltv.) 7. § (1) bekezdése és a termőföld állam által életjáradék fizetése ellenében történő megszerzésének ötödik üteméről szóló 259/2009. (XI. 23.) Korm. rendelet (a továbbiakban: TéR.) alapján az életjáradék összege 2014. március 1-jétől az előző évben megvalósult átlagos nyugdíjemelés százalékos mértékével emelkedik.

(2) Az Éltv. és a TéR. alapján a 2014. március 1-je után az életjáradék összegét az Éltv. és a TéR. mellékletében meghatározott összeg (1) bekezdés szerinti növekménye figyelembevételével kell megállapítani.

(3) A Párizsi Békeszerződésről szóló 1947. évi XVIII. törvény 27. cikke 2. pontjában foglaltak végrehajtásáról szóló 1997. évi X. törvény 2. § (4) bekezdése alapján az életjáradék összege 2014. március 1-jétől – 2014. január 1-jei visszamenőleges hatállyal – 33,4%-os mértékben emelkedik.

59. § (1) A Szoctv. 50/A. § (8) bekezdése szerinti egyéni gyógyszerkeret havi összege a 2014. évben 12 000 forint.

(2) A Szoctv. 50/A. § (9) bekezdése szerinti eseti keret éves összege a 2014. évben 6000 forint.

60. § Az Éhvt. 13. §-a szerinti felügyeleti díj mértéke a projekt jogszabály alapján jóváhagyott Tervdokumentumában létrehozni tervezett minden egyes kibocsátás-csökkentési egység után 38 forint.

21. A kis összegű követelés értékhatára, a filmalkotásokhoz kapcsolódó gyártási értékhatár és a közbeszerzési értékhatárok

61. § Az Áht. 97. § (3) bekezdésének alkalmazása során a kis összegű követelés értékhatára 100 000 forint.

62. § A mozgóképről szóló 2004. évi II. törvény 13. § (5) bekezdésében meghatározott gyártási költségvetési értékhatár a 2014. évben magyar filmalkotás esetén 324,8 millió forint, magyar részvételű koprodukciós filmalkotás esetén 575,7 millió forint.

63. § (1) A közbeszerzésekről szóló 2011. évi CVIII. törvény (a továbbiakban: Kbt.) 10. § (1) bekezdés b) pontja szerinti nemzeti közbeszerzési értékhatár – kivéve a Kbt. szerinti közszolgáltatói szerződésekre vonatkozó értékhatárt – 2014. január 1-jétől 2014. december 31-éig:

a) árubeszerzés esetében: 8,0 millió forint,
b) építési beruházás esetében: 15,0 millió forint,
c) építési koncesszió esetében: 100,0 millió forint,
d) szolgáltatás megrendelése esetében: 8,0 millió forint,
e) szolgáltatási koncesszió esetében: 25,0 millió forint.

(2) Az (1) bekezdéstől eltérően a Kbt. szerinti közszolgáltatói szerződésekre vonatkozó nemzeti közbeszerzési értékhatár 2014. január 1-jétől 2014. december 31-éig:

a) árubeszerzés esetében: 50,0 millió forint,

b) építési beruházás esetében: 100,0 millió forint,

c) szolgáltatás megrendelése esetében: 50,0 millió forint.

64. § (1) A Kbt. 10. § (1) bekezdés a) pontja szerinti, az árubeszerzésre vonatkozó uniós közbeszerzési értékhatár – kivéve a Kbt. XIV. Fejezete alkalmazásakor a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2014. január 1-jétől 2014. december 31-éig:

a) a Kbt. 6. § (1) bekezdés a) pontjában meghatározott ajánlatkérők esetében, valamint ezen ajánlatkérők esetében a védelem terén beszerzendő árukra akkor, ha a védelem terén a beszerzendő áru a Kbt. 2. mellékletében szerepel: 134 000 euró,

b) a Kbt. 6. § (1) bekezdése szerinti egyéb ajánlatkérő esetében, valamint a 6. § (1) bekezdés a) pontjában meghatározott ajánlatkérők esetében, ha a védelem terén a beszerzendő áru a Kbt. 2. mellékletében nem szerepel: 207 000 euró.

(2) A Kbt. 10. § (1) bekezdés a) pontjában meghatározott, az építési beruházásra vonatkozó uniós közbeszerzési értékhatár – kivéve a Kbt. XIV. Fejezete alkalmazásakor a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2014. január 1-jétől 2014. december 31-éig: 5 186 000 euró.

(3) A Kbt. 10. § (1) bekezdés a) pontja szerinti, az építési koncesszióra vonatkozó uniós közbeszerzési értékhatár 2014. január 1-jétől 2014. december 31-éig: 5 186 000 euró.

(4) A Kbt. 10. § (1) bekezdés a) pontjában meghatározott, a szolgáltatás megrendelésére vonatkozó uniós közbeszerzési értékhatár – kivéve a Kbt. XIV. fejezete alkalmazásakor a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2014. január 1-jétől 2014. december 31-éig:

a) a Kbt. 6. § (1) bekezdés a) pontjában meghatározott ajánlatkérők esetében, ha a szolgáltatás a Kbt. 3. mellékletében szerepel, kivéve a 8. csoportba tartozó kutatási és fejlesztési szolgáltatásokat és az 5. csoportba tartozó 7524, 7525, 7526 számú távközlési szolgáltatásokat: 134 000 euró,

b) a Kbt. 6. § (1) bekezdésében meghatározott egyéb ajánlatkérő esetében, ha a szolgáltatás a Kbt. 3. mellékletében szerepel, kivéve a 8. csoportba tartozó kutatási és fejlesztési szolgáltatásokat és az 5. csoportba tartozó 7524, 7525, 7526 számú távközlési szolgáltatásokat: 207 000 euró,

c) a Kbt. 3. mellékletében a 8. csoportba tartozó kutatási és fejlesztési szolgáltatások és az 5. csoportba tartozó 7524, 7525, 7526 számú távközlési szolgáltatások, valamint a Kbt. 4. melléklete szerinti szolgáltatások esetében: 207 000 euró.

(5) A Kbt. 10. § (1) bekezdés a) pontjában meghatározott, a tervpályázati eljárás lefolytatására vonatkozó uniós közbeszerzési értékhatár – kivéve a Kbt. XIV. fejezete alkalmazásakor a közszolgáltatói szerződésekre vonatkozó értékhatárt – 2014. január 1-jétől 2014. december 31-éig:

a) a (4) bekezdés a)–c) pontjában meghatározott értékhatárok, ha a tervpályázati eljárás eredményeként szolgáltatás megrendelésére kerül sor,

b) a (4) bekezdés a)–c) pontjában meghatározott értékhatárok minden olyan tervpályázati eljárás esetében, amelynek pályázati díja és a pályázóknak fizetendő díjak együttes teljes összege eléri vagy meghaladja ezeket az értékhatárokat.

65. § (1) A 64. §-tól eltérően a Kbt. XIV. Fejezete alkalmazásakor a közszolgáltatói szerződések esetén irányadó, a Kbt. 10. § (1) bekezdés a) pontjában meghatározott uniós közbeszerzési értékhatár 2014. január 1-jétől 2014. december 31-éig:

a) árubeszerzésre, valamint a szolgáltatás megrendelésére 414 000 euró,

b) építési beruházásra 5 186 000 euró.

(2) A Kbt. XIV. fejezete alkalmazásakor a közszolgáltatói szerződések esetén irányadó, a Kbt. 10. § (1) bekezdés a) pontja szerinti, a tervpályázati eljárás lefolytatására vonatkozó uniós közbeszerzési értékhatár 2014. január 1-jétől 2014. december 31-éig:

a) 414 000 euró, ha a tervpályázati eljárás eredményeként szolgáltatás megrendelésére kerül sor,

b) 414 000 euró, ha a tervpályázati eljárás pályázati díja és a pályázóknak fizetendő díjak együttes teljes összege eléri vagy meghaladja ezt az értékhatárt.

(3) Az (1) és (2) bekezdésben, valamint a 64. §-ban meghatározott uniós értékhatárok forintban meghatározott összegeként az Európai Unió Hivatalos Lapjában így közzétett – az Európai Bizottság által kétévente felülvizsgált – összeget kell figyelembe venni.

22. Egyes koncessziós díjak

66. § (1) Az Szjtv. 27. § (5) bekezdése szerinti koncessziós díj jogszabályi minimuma az Szjtv. 37. § 11. pontja szerinti egységenként a 2014. tárgyévre a következő:

a) Budapesten és Pest megyében I. kategóriájú játékkaszinó esetében 646,3 millió forint, II. kategóriájú játékkaszinó esetében 377,0 millió forint,

b) az a) pontban foglalt kivétellel I. kategóriájú játékkaszinó esetében 538,6 millió forint, II. kategóriájú játékkaszinó esetében 53,9 millió forint.

(2) A Szjtv. 29/E. § (1) bekezdése szerinti koncessziós díj jogszabályi minimuma a 2014. tárgyévre a következő:

a) egy játéktípusra érvényes távszerencsejáték-szervezési engedély esetén 102,4 millió forint,

b) több játéktípusra érvényes távszerencsejáték-szervezési engedély esetén játéktípusonként 102,4 millió forint.

23. Egyes vegyes rendelkezések

67. § (1) Az állam a települési önkormányzatok – ideértve a fővárosi önkormányzatot és a kerületi önkormányzatokat is – és azok társulásai (a továbbiakban együtt: átvállalással érintett önkormányzat) a (3) bekezdés szerinti adósságelemek nélkül számított, (2) bekezdés szerinti, 2013. december 31-én fennálló összegű adósságelemeit és ezen adósságelemek járulékai összegét 2014. február 28-áig átvállalja.

(2) Az (1) bekezdés szerinti átvállalással érintett adósság a Gst. 3. § (1) bekezdés a)–d) és f) pontja szerinti adósságot keletkeztető ügyletekből eredő, a hitelintézetekről és a pénzügyi vállalkozásokról szóló törvény szerinti pénzügyi intézmény (a továbbiakban: hitelező) felé fennálló tartozásokat foglalja magában.

(3) Az (1) bekezdés szerinti átvállalás nem terjed ki

a) az államháztartás központi alrendszeréből és a közvetlenül az Európai Uniótól vagy nemzetközi szervezettől elnyert támogatás előfinanszírozására, valamint a bevétel megelőlegezésére nevesítetten szolgáló adósságból, és

b) a 2013. december 31-én a Gst. szabályozása szerint jogszabályellenesen fennálló, a Gst. 1. § c) pontja szerinti likvid hitel ügyletekből

eredő fizetési kötelezettség teljesítésére.

(4) Ha az átvállalással érintett önkormányzat átvállalás időpontjában fennálló, átvállalással érintett adósságállománya nem éri el az (1) és (2) bekezdés szerint átvállalandó adósság összegét, úgy az átvállalásra az annak időpontjában fennálló adósságállomány erejéig kerül sor.

(5) Az átvállalással érintett önkormányzat 2013. december 5-én fennállt folyószámlahitel állományából legfeljebb a 2013. december 20-án fennálló állományt az átvállalás érdekében 2013. december 31-éig – a kölcsön- vagy hiteljogviszonnyal azonos pénzügyi feltételekkel – legkésőbb 2014. december 31-én lejáró futamidejű működési vagy fejlesztési hitellé alakítja át. Ezen átalakításhoz nincs szükség a Kormány előzetes hozzájárulására.

(6) Az (1) és (2) bekezdés szerinti, átvállalással érintett adósság részét képező, hitelviszonyt megtestesítő értékpapírokat és váltókat az átvállalással érintett önkormányzatok az átvállalást megelőzően – a (7) bekezdés szerinti költségvetési támogatással érintett ügyletek kivételével – az adott hitelviszonyt megtestesítő értékpapírban, illetve az adott váltóban foglalt pénzügyi kötelezettségek tekintetében azonos feltételekkel kölcsön- vagy hiteljogviszonnyá alakíthatják át. Ennek hiányában az adott hitelviszonyt megtestesítő értékpapír, illetve az adott váltó lejárat előtti visszaváltásából, visszafizetéséből eredő fizetési kötelezettség átvállalására és teljesítésére kerül sor. E fizetési kötelezettség az értékpapír-, illetve váltó tulajdonosától történő, az adott értékpapírban, illetve váltóban foglalt pénzügyi kötelezettségek tekintetében összességében azonos feltételekkel rendelkező hitel felvételével is kiváltható.

(7) Az (1) és (2) bekezdés szerinti adósság egyes elemeinek átvállalása a Gst. 3. § (1) bekezdés a)–c) pontja szerinti, 200 millió forintnál, 815 ezer CHF-nél és 660 ezer EUR-nál kisebb összegű tartozások, és a Gst. 3. § (1) bekezdés d) és f) pontja szerinti tartozások visszafizetéséhez egyszeri, vissza nem térítendő költségvetési támogatás nyújtásával is teljesíthető. A törlesztési célú támogatásnak a hitelezők pénzforgalmi számlájára történő közvetlen folyósításáról az államháztartásért felelős miniszter legkésőbb 2014. február 28-áig a kincstár útján gondoskodik.

(8) Az (1) bekezdés szerinti átvállalás nem érinti az (1) és (2) bekezdés szerinti, átvállalással érintett adósságelemek alapján fennálló, fizetési jellegű jogokon és kötelezettségeken kívüli egyéb jogokat és kötelezettségeket.

68. § (1) Az átvállalással érintett önkormányzat a 67. § (1) és (2) bekezdése szerinti adósságelemek 2013. december 31-én fennálló, és a 2014. február 28-ai várható tőkeösszegéről 2014. január 15-éig a kincstár által üzemeltetett elektronikus rendszeren keresztül adatot szolgáltat. Az adatszolgáltatás mellékleteként az átvállalással érintett önkormányzat csatolja

a) a hitelező által az átvállalás alapját képező összegről – jogviszonyonkénti bontásban, ezen belül megjelölve a fennálló, valamint a lejárt tőketartozás összegét, valamint e tételek adott hitelezőre vonatkozó teljes összegét – kiállított igazolásokat,

b) az arra vonatkozó nyilatkozatát, hogy az (5) és (6) bekezdés szerinti körülmények fennállása esetén eleget tesz az (5) és (6) bekezdésben meghatározott kötelezettségének,

c) a nyilatkozatát arról, hogy 2013. december 31-én adósságrendezési eljárás alatt áll-e, és

d) az általa kezdeményezett átvállalás hitelező általi elfogadásáról szóló dokumentumot.

(2) A kincstár ellenőrzi az (1) bekezdés szerinti nyilatkozatok hiánytalan benyújtását. A kincstár az (1) bekezdés alapján rendelkezésére bocsátott adatokat 2014. január 20-áig településenkénti és hitelezőnkénti bontásban továbbítja az államháztartásért felelős miniszternek és az ÁKK Zrt.-nek. Az államháztartásért felelős miniszter – a (3) bekezdés szerinti esetek kivételével – gondoskodik a 67. § (1) és (2) bekezdése szerinti adósságelemek 2014. február 28-áig történő átvállalásáról.

(3) Azon átvállalással érintett önkormányzat esetében, amellyel szemben 2013. december 31-én a helyi önkormányzatok adósságrendezési eljárásáról szóló törvény alapján adósságrendezési eljárás van folyamatban, vagy amellyel szemben 2013. december 31-e és a (4) bekezdés szerinti megállapodás megkötésének időpontja között adósságrendezési eljárás indul, az átvállalásra az adósságrendezési eljárás lezárulta időpontjában fennálló és esedékessé váló, 67. § (1) és (2) bekezdés szerinti adósságból eredő fizetési kötelezettségek alapulvételével kerül sor. Ebben az esetben az államháztartásért felelős miniszter meghatározza az (1) bekezdés szerinti adatszolgáltatás határidejét, és az adósságrendezési eljárás lezárultát követő 60 napon belül gondoskodik az átvállalásról.

(4) Az államháztartásért felelős miniszter az ÁKK Zrt. útján a 67. § (1) és (2) bekezdése szerinti adósság vagy fizetési kötelezettség átvállalásáról – a 67. § (7) bekezdése szerinti költségvetési támogatással érintett ügyletek kivételével – legkésőbb 2014. február 28-áig megállapodást köt az átvállalással érintett önkormányzattal és annak hitelezőivel.

(5) Ha az átvállalással érintett önkormányzat 2013. december 5-én rendelkezik olyan betéttel vagy egyéb számlaköveteléssel, ami kifejezetten egy adott adósságelemhez kapcsolódik, vagy annak fedezetére, teljesítésének biztosításául szolgál, és ez az adósságelem átvállalásra kerül, akkor az átvállalással érintett önkormányzat e betét vagy egyéb számlakövetelés 2013. december 5-én fennálló összegét – legfeljebb az ahhoz kapcsolódó adósságelemből átvállalt összeg erejéig – az átvállalás napján a kincstár által megjelölt számlára átutalja. Ha az átutalást az átvállalással érintett önkormányzat nem teljesíti határidőre, akkor azt a 2013. december 31-én érvényes jegybanki alapkamat kétszeresének megfelelő mértékű kamattal növelten kell megfizetnie.

(6) Ha az átvállalással érintett önkormányzat valamely átvállalással érintett ügylete az ügylethez kapcsolódóan befolyó támogatás, illetve egyéb bevétel miatt a 67. § (3) bekezdés szerinti bevétel megelőlegezésére szolgáló ügyletté válik, úgy a befolyt bevétel összegét, legfeljebb az érintett adósságból átvállalásra került összeg erejéig, a bevétel beérkezését követő 3 munkanapon belül átutalja a kincstár által megjelölt fizetési számlára. Ha az átutalást az átvállalással érintett önkormányzat nem teljesíti határidőre, akkor azt a 2013. december 31-én érvényes jegybanki alapkamat kétszeresének megfelelő mértékű kamattal növelten kell megfizetnie.

(7) A kincstár 2014. december 31-éig felülvizsgálhatja, hogy az (1) bekezdés szerinti adatszolgáltatásban szereplő ügyletek a 67. § (1) és (2) bekezdése alapján helyesen kerültek-e az átvállalással érintett önkormányzat által besorolásra. Ha a kincstár megállapítja, hogy oda nem tartozó adósságelem került az (1) bekezdés szerinti adatszolgáltatásba, – az államháztartásért felelős miniszter egyidejű tájékoztatásával – az átvállalással érintett önkormányzatot határozatban a téves besorolás miatt jogosulatlanul átvállalásra került adósság és járulék összegének a 2013. december 31-én érvényes jegybanki alapkamat kétszeresével növelt mértékben történő visszafizetésére kötelezi. A visszafizetési kötelezettséget a kincstár határozatának kézhezvételét követő 90 napon belül kell teljesíteni.

(8) A kincstár (7) bekezdés szerinti határozata ellen fellebbezésnek nincs helye, a határozat felülvizsgálata bíróságtól kérhető. A perre az átvállalással érintett önkormányzat székhelye szerint illetékes közigazgatási és munkaügyi bíróság illetékes. A bíróság a határozat felülvizsgálata során a polgári perrendtartásról szóló törvény közigazgatási perekre vonatkozó szabályait alkalmazva, soron kívül jár el. A keresetlevelet a kincstárnál a felülvizsgálni kért

határozat közlésétől számított tizenöt napon belül kell benyújtani vagy ajánlott küldeményként postára adni. A bíróság a kincstár határozatát megváltoztathatja.

(9) Az ÁKK Zrt. a (4) bekezdés szerinti átvállalással érintett adósságot alátámasztó dokumentumokat 2014. december 31-éig pénzügyi szempontból tételesen átvizsgálja. Ha az ÁKK Zrt. a vizsgálata alapján azt állapítja meg, hogy az átvállalt fizetési kötelezettségek nem állnak összhangban az adott adósságot keletkeztető ügylet feltételeivel, az eltérésből eredő különbözet az adott ügylet devizanemének megfelelő, az átvállalás napján érvényes nemzetközi/bankközi pénzpiaci kamat alkalmazásával kerül elszámolásra az állam és a hitelező között.

(10) Az átvállalással érintett önkormányzat 2014. március 17-éig elszámol a kincstár felé a 2013. december 31-ei adósságállományából a 2014. február 28-án ténylegesen fennállt – a 67. § (7) bekezdése szerinti támogatás útján törlesztett – adósság összege, valamint a 67. § (7) bekezdés szerinti támogatás közötti különbséggel. Ha a felhasznált 67. § (7) bekezdés szerinti támogatás összege meghaladja a törlesztés tényleges összegét, a támogatással érintett önkormányzat 2014. március 31-éig fizeti vissza az állam számára a különbözetet. A törlesztés összegétől elmaradó támogatás esetén az államháztartásért felelős miniszter ezen időpontig a kincstáron keresztül gondoskodik a különbözetnek a hitelező részére történő folyósításáról.

(11) Amennyiben a Magyarország 2013. évi központi költségvetéséről szóló 2012. évi CCIV. törvény 74. § (7) bekezdése alapján a kincstár megállapította, hogy a Gst. 3. § (1) bekezdés d) és f) pontja szerinti ügyletek téves besorolása miatt jogtalanul került igénybevételre állami adósságátvállalás, az önkormányzatnak csak a kamat tekintetében kell eleget tennie fizetési kötelezettségeinek.

69. § (1) A Paksi Atomerőmű Zrt. 2014. évi befizetési kötelezettsége a Központi Nukleáris Pénzügyi Alapba 21 294,1 millió forint, amelyet havonta egyenlő részletekben köteles átutalni az Alap számlájára.

(2) A XXXIII. Magyar Tudományos Akadémia fejezet, 3. MTA kutatóközpontok, kutatóintézetek címen az MTA Energiatudományi Kutatóközpontban a kutatások során keletkezett kiégett üzemanyag és radioaktív hulladék kezelésének költségére a központi költségvetés 450,0 millió forint költségvetési támogatást biztosít, melyet az MTA Energiatudományi Kutatóközpont az atomenergiáról szóló 1996. évi CXVI. törvény 63. § (4) bekezdése szerinti engedélyesként köteles a Központi Nukleáris Pénzügyi Alapba befizetni a feladatot teljesítő harmadik féllel kötött szerződésben meghatározott fizetési határidőt megelőzően.

70. § A XII. Vidékfejlesztési Minisztérium fejezet, 20. cím, 5. alcím, 7. Fejlesztési típusú támogatások jogcímcsoport kiadási előirányzata terhére kell teljesíteni a korábbi évekről áthúzódó agrárberuházások fizetési kötelezettségét, a XII. Vidékfejlesztési Minisztérium fejezet, 20. cím, 5. alcím, 8. Folyó kiadások és jövedelemtámogatások jogcímcsoport kiadási előirányzatáról pedig a folyó költségként elszámolható, megszűnő agrár- és vidékfejlesztési támogatások korábbi években vállalt és 2014. évet terhelő áthúzódó fizetési kötelezettségeit. Ugyancsak a 20. cím, 5. alcím, 8. Folyó kiadások és jövedelemtámogatások jogcímcsoport kiadási előirányzatról kell teljesíteni a kedvezőtlen adottságú térségekben gazdálkodók adósságrendezési programjának 2014. évet terhelő kiadásait is.

71. § (1) Az MFB Zrt. által saját kockázatára nyújtott azon hitelek állománya, amelyekhez a Kormány határozatában forrás- és eszközoldali kamattámogatást biztosít, a 2014. év folyamán legfeljebb 500 000,0 millió forint lehet.

(2) Az (1) bekezdésben meghatározott keretet a tényleges állomány az év egyetlen napján sem haladhatja meg.

72. § A XVII. Nemzeti Fejlesztési Minisztérium fejezet, 20. cím, 33. alcím, 1. Beruházás ösztönzési célelőirányzat jogcímcsoport tekintetében a tárgyéven túli fizetési kötelezettségvállalás állomány összege nem haladhatja meg a 97 500,0 millió forintot. A tárgyévi előirányzaton felül a Kormány egyedi döntése alapján vállalható kötelezettség.

73. § Az életüktől és szabadságuktól politikai okból jogtalanul megfosztottak kárpótlásáról szóló 1992. évi XXXII. törvény 2. § (1) bekezdésének végrehajtásához a Magyar Köztársaság 2003. évi költségvetéséről szóló 2002. évi LXII. törvény 101. § (11) bekezdésének d) pontja alapján nyújtott költségvetési támogatás maradványát a 2014. évben a Hadigondozottak Közalapítványa a hadigondozásról szóló 1994. évi XLV. törvényben meghatározott célra is felhasználhatja. Ha a Hadigondozottak Közalapítványánál a kárpótlásra elkülönített összeg a hadigondozási feladatok finanszírozása miatt a 2014. évben nem elegendő a kötelezettségek kifizetésére, a XIII. Honvédelmi Minisztérium fejezet saját előirányzatai terhére gondoskodik az esedékessé váló összegek Hadigondozottak Közalapítványa részére történő biztosításáról.

74. § A 10. mellékletben a Kormány irányítása alá tartozó fejezet előirányzatai terhére új kötelezettséget vállalni az államháztartásért felelős miniszter előzetes egyetértésével lehet. A 10. mellékletben a Kormány irányítása alá nem tartozó fejezet előirányzatai esetében új kötelezettség vállalásának feltétele, hogy a kötelezettségvállalásra jogosult előzetesen kikérje az államháztartásért felelős miniszter véleményét. Az államháztartásért felelős miniszter a kötelezettségvállalásra jogosult kérésére az egyetértést az érintett negyedévben esedékes új kötelezettségvállalások mindegyikére általánosan is, a véleményt pedig az előirányzat teljes összegére vagy annak meghatározott részére vonatkozóan is megadhatja. Az egyetértés és a vélemény megadása során figyelemmel kell lenni az állami vagyon értékesítéséből származó bevétel éven belüli időbeli teljesülésére.

75. § Az Országgyűlés hozzájárul, hogy a magyar állam legkésőbb 2014. augusztus 31-i hatállyal ellenérték nélkül átvállalja a MÁV Magyar Államvasutak Zrt. (a továbbiakban: MÁV Zrt.) által 2011. szeptember 7-én kibocsátott 35 000,0 millió forint tőkeösszegű pályavasúti tevékenység működtetéséhez szükséges kötvénytartozást és annak járulékait. A MÁV Zrt.-t ezen tartozásátvállalás tekintetében nem terheli illetékkötelezettség. A magyar államot az átvállalás során az államháztartásért felelős miniszter képviseli.

VIII. FEJEZET
ZÁRÓ RENDELKEZÉSEK

24. Felhatalmazó rendelkezések

76. § (1) Felhatalmazást kap a Kormány, hogy rendeletben állapítsa meg:

a) az 5. § (1) bekezdésében meghatározott többlettámogatás igénylési feltételeit, az igény bejelentésének, megállapításának, a többlettámogatás folyósításának, elszámolásának és a felhasználás ellenőrzésének, valamint az 5. § (4) bekezdés szerinti nyilatkozat szabályait,

b) az egyedi támogatások, költségtérítések, valamint az egyéb vállalati támogatások mértékét és felhasználási szabályait,

c) a 10. § (7) bekezdésében meghatározott – központi költségvetési szervekre vonatkozó – befizetési kötelezettség szabályait,

d) a XVII. Nemzeti Fejlesztési Minisztérium fejezet, 20. cím, 33. alcím, 1. Beruházás ösztönzési célelőirányzat jogcímcsoport előirányzata felhasználásának részletes szabályait,

e) a XLII. fejezet 32. cím, 1. alcím, 23. Hulladék-közszolgáltatással kapcsolatos kiadások jogcímcsoport előirányzata felhasználásának szabályait.

(2) Felhatalmazást kap

a) a vízgazdálkodásért felelős miniszter, hogy – a helyi önkormányzatokért felelős miniszter, az államháztartásért felelős miniszter, az egészségügyért felelős miniszter és a szociál- és nyugdíjpolitikáért felelős miniszter egyetértésével – a 3. melléklet 2. pontja szerinti támogatás,

b) a közlekedésért felelős miniszter, hogy – a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter egyetértésével – a 3. melléklet 4. pontja szerinti támogatás,

c) a helyi önkormányzatokért felelős miniszter, hogy – az államháztartásért felelős miniszter egyetértésével – a 3. melléklet 6. pontja szerinti támogatás,

d) a helyi önkormányzatokért felelős miniszter, hogy – a Kormány európai uniós támogatások felhasználásáért felelős tagja és az államháztartásért felelős miniszter egyetértésével – a 3. melléklet 8. pontja szerinti támogatás,

e) a gyermekek és az ifjúság védelméért felelős miniszter, hogy – az államháztartásért felelős miniszter és a helyi önkormányzatokért felelős miniszter egyetértésével – a 3. melléklet 9. pontja szerinti támogatás,

f) a helyi önkormányzatokért felelős miniszter, hogy – az államháztartásért felelős miniszter egyetértésével – a 3. melléklet 10. pont a) alpontja szerinti támogatás,

g) a helyi önkormányzatokért felelős miniszter, hogy – az oktatásért felelős miniszter, a sportpolitikáért felelős miniszter, az államháztartásért felelős miniszter és a nem az európai uniós fejlesztési források felhasználásához kapcsolódó fejlesztéspolitikáért felelős miniszter véleményének kikérésével – a 3. melléklet 10. pont ba)–bb) alpontja szerinti támogatások,

h) a kultúráért felelős miniszter, hogy – a nem az európai uniós fejlesztési források felhasználásához kapcsolódó fejlesztéspolitikáért felelős miniszter és az államháztartásért felelős miniszter egyetértésével – a 3. melléklet 11. pontja szerinti támogatás,

l) a kultúráért felelős miniszter, hogy – az államháztartásért felelős miniszter és a helyi önkormányzatokért felelős miniszter egyetértésével – a 2. melléklet IV. pont 1. alpontja és a 3. melléklet 12. pontja szerinti támogatás,

j) a közlekedésért felelős miniszter, hogy – a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter egyetértésével – a 3. melléklet 19. pontja szerinti támogatás,

k) a helyi önkormányzatokért felelős miniszter, hogy – az államháztartásért felelős miniszter egyetértésével – a 4. melléklet 1. IV. pontja és 2. pontja szerinti támogatás

igénylésének, döntési rendszerének, folyósításának, felhasználásának, elszámolásának és ellenőrzésének részletes szabályait rendeletben állapítsa meg.

(3) Felhatalmazást kap az egészségbiztosításért felelős miniszter, hogy rendeletben állapítsa meg a XX. Emberi Erőforrások Minisztériuma fejezet, 26. Gyógyszertári tulajdoni hányad állami elővásárlás kiadása cím felhasználásával kapcsolatos szabályokat.

(4) Felhatalmazást kap a helyi önkormányzat képviselő-testülete, hogy rendeletében a 6. § (5) bekezdés b)–c) pontjában meghatározott forgalmi értéktől kisebb értékhatárt határozzon meg.

25. Hatályba léptető rendelkezések

77. § (1) Ez a törvény – a (2) bekezdésben meghatározott kivétellel – a kihirdetését követő napon lép hatályba és 2017. december 31-én hatályát veszti.

(2) Az 1–66. §, a 69–76. § és az 1–10. melléklet 2014. január 1-jén lép hatályba.

Áder János s. k.,
köztársasági elnök

Kövér László s. k.,
az Országgyűlés elnöke

1. melléklet a 2013. évi CCXXX. törvényhez

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	I. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
						I. ORSZÁGGYŰLÉS								
1						**Országgyűlés Hivatala**								
	1						Országgyűlés hivatali szervei						560,0	20 785,2
				1						*Működési költségvetés*				
					1						Személyi juttatások	10 748,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 634,4		
					3						Dologi kiadások	3 929,8		
					4						Ellátottak pénzbeli juttatásai	91,5		
					5						Egyéb működési célú kiadások	40,0		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	430,7		
					7						Felújítások	3 470,6		
2						**Állambiztonsági Szolgálatok Történeti Levéltára**							5,0	710,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	417,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	115,1		
					3						Dologi kiadások	154,3		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	28,7		
3						**Országgyűlési Őrség**								2 526,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	2 007,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	519,0		
4						**Fejezeti kezelésű előirányzatok**								
	3						Az Országgyűlés elnökének közcélú felajánlásai, adományai					73,0		73,0
	4						A Kárpát-medencei Magyar Képviselők Fóruma							
		2						Magyar Nemzeti Közösségek Európai Érdekképviseletéért Alapítvány támogatása				80,0		80,0
	6						Képviselő-testület váltásával kapcsolatos kiadások					3 100,0		3 100,0
	8						Volt köztársasági elnökök közcélú felajánlásai, adományai							
		1						Göncz Árpád közcélú felajánlásai, adományai				73,0		73,0
		2						Schmitt Pál közcélú felajánlásai, adományai				73,0		73,0
		3						Sólyom László közcélú felajánlásai, adományai				73,0		73,0
	9						Kossuth Lajos tér rekonstrukciója					17 390,8		17 390,8
	13						Fejezeti tartalék					477,8		477,8
											1 - 4. cím összesen:	**45 927,7**	**565,0**	**45 362,7**
5						**Közbeszerzési Hatóság**								
	1						Közbeszerzési Hatóság						1 524,0	131,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	597,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	159,1		
					3						Dologi kiadások	731,4		
					5						Egyéb működési célú kiadások	2,8		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	165,0		
	2						Fejezeti kezelésű előirányzatok							
		2						Fejezeti tartalék				8,2		8,2

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	I. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
											5. cím összesen:	**1 664,0**	**1 524,0**	**140,0**
8						**Pártok támogatása**								
	1						Országos listán mandátumot szerzett pártok támogatása							
		1						FIDESZ - Magyar Polgári Szövetség				1 055,0		
		2						Magyar Szocialista Párt				521,3		
		3						Jobbik Magyarországért Mozgalom - Párt				448,0		
		4						Lehet Más a Politika				249,2		
		5						Kereszténydemokrata Néppárt				232,6		
	2						Országos listán mandátumot nem szerzett pártok támogatása							
		4						Magyar Demokrata Fórum				42,8		
9						**Pártalapítványok támogatása**								
	1						Szövetség a Polgári Magyarországért Alapítvány					611,7		
	2						Táncsics Mihály Alapítvány					259,8		
	3						Gyarapodó Magyarországért Alapítvány					211,3		
	4						Ökopolisz Alapítvány					80,4		
	5						Barankovics István Alapítvány					69,4		
	6						Antall József Alapítvány					28,3		
10						**Kampányköltségek**						6 000,0		
											8 - 10. cím összesen:	**9 809,8**		
11						**Közszolgálati médiaszolgáltatás támogatása**								
	1						Közszolgálati hozzájárulás					69 861,0		
											11. cím összesen:	**69 861,0**		
21						**Nemzeti Adatvédelmi és Információszabadság Hatóság**								
	1						Nemzeti Adatvédelmi és Információszabadság Hatóság							501,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	303,9		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	85,6		
					3						Dologi kiadások	85,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	26,0		
	2						Fejezeti kezelésű előirányzatok							
		2						Fejezeti tartalék				9,5		9,5
											21. cím összesen:	**510,5**		**510,5**
22						**Egyenlő Bánásmód Hatóság**								
	1						Egyenlő Bánásmód Hatóság						3,0	265,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	122,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	33,0		
					3						Dologi kiadások	112,9		
					5						Egyéb működési célú kiadások	0,3		
	2						Fejezeti kezelésű előirányzatok							
		1						Fejezeti tartalék				4,2		4,2
											22. cím összesen:	**273,0**	**3,0**	**270,0**

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	I. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
23						**Magyar Energetikai és Közmű-szabályozási Hivatal**								
	1						Magyar Energetikai és Közmű-szabályozási Hivatal						7 025,2	
				1						*Működési költségvetés*				
					1						Személyi juttatások	3 082,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	730,0		
					3						Dologi kiadások	1 125,0		
					5						Egyéb működési célú kiadások	2 029,1		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	58,6		
											23. cím összesen:	**7 025,2**	**7 025,2**	
24						**Nemzeti Választási Iroda**								
	1						Nemzeti Választási Iroda							1 389,4
				1						*Működési költségvetés*				
					1						Személyi juttatások	759,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	203,3		
					3						Dologi kiadások	331,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	95,0		
	2						Fejezeti kezelésű előirányzatok							
		1						Időközi és nemzetiségi választások lebonyolítása				81,0		81,0
		2						A 2014. évi választások előkészítése				10 000,0		10 000,0
											24. cím összesen:	**11 470,4**		**11 470,4**
											I. fejezet összesen:	**146 541,6**	**9 117,2**	**57 753,6**
						II. KÖZTÁRSASÁGI ELNÖKSÉG								
1						**Köztársasági Elnöki Hivatal**								1 308,4
				1						*Működési költségvetés*				
					1						Személyi juttatások	701,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	192,0		
					3						Dologi kiadások	359,0		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	50,7		
					7						Felújítások	3,0		
					8						Egyéb felhalmozási célú kiadások	2,0		
2						**Fejezeti kezelésű előirányzatok**								
	2						Célelőirányzatok							
		1						Állami kitüntetések				436,7		436,7
		2						Köztársasági elnök közcélú felajánlásai, adományai				73,0		73,0
		3						Államfői Protokoll kiadásai						
			1						Államfői Protokoll kiadásai			276,2		276,2
	4						Fejezeti tartalék					26,3		26,3
											II. fejezet összesen:	**2 120,6**		**2 120,6**
						III. ALKOTMÁNYBÍRÓSÁG								
1						**Alkotmánybíróság**								1 754,6

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	III. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 079,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	307,6		
					3						Dologi kiadások	289,6		
					4						Ellátottak pénzbeli juttatásai	30,1		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	48,0		
2						**Fejezeti kezelésű előirányzatok**								
	2						Fejezeti tartalék					35,5		35,5
											III. fejezet összesen:	**1 790,1**		**1 790,1**
						IV. ALAPVETŐ JOGOK BIZTOSÁNAK HIVATALA								
1						**Alapvető Jogok Biztosának Hivatala**								1 215,4
				1						*Működési költségvetés*				
					1						Személyi juttatások	794,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	217,4		
					3						Dologi kiadások	192,0		
					5						Egyéb működési célú kiadások	1,0		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	11,0		
2						**Fejezeti kezelésű előirányzatok**								
	2						Fejezeti tartalék					22,8		22,8
											IV. fejezet összesen:	**1 238,2**		**1 238,2**
						V. ÁLLAMI SZÁMVEVŐSZÉK								
1						**Állami Számvevőszék**							20,0	8 069,7
				1						*Működési költségvetés*				
					1						Személyi juttatások	5 281,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 444,6		
					3						Dologi kiadások	1 146,9		
					5						Egyéb működési célú kiadások	2,0		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	178,9		
					7						Felújítások	36,0		
											V. fejezet összesen:	**8 089,7**	**20,0**	**8 069,7**
						VI. BÍRÓSÁGOK								
1						**Bíróságok**							2 066,0	75 027,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	49 704,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	12 323,3		
					3						Dologi kiadások	14 209,9		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	355,5		
					7						Felújítások	500,0		
2						**Kúria**							192,0	2 596,1

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	VI. FEJEZET	2014. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 996,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	499,5		
					3						Dologi kiadások	289,7		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	2,5		
3						**Fejezeti kezelésű előirányzatok**								
	1						Beruházás							
		1						Pest megyei bíróság épület rekonstrukció				4 469,1		4 469,1
		2						Igazságszolgáltatás beruházásai				3 390,0		3 390,0
	16						Fejezeti tartalék					1 530,9		1 530,9
						VI. fejezet összesen:						**89 271,1**	**2 258,0**	**87 013,1**
						VIII. ÜGYÉSZSÉG								
1						**Ügyészségek**							88,0	36 863,5
				1						*Működési költségvetés*				
					1						Személyi juttatások	25 010,9		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	6 884,0		
					3						Dologi kiadások	3 739,4		
					5						Egyéb működési célú kiadások	6,2		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	1 225,0		
					7						Felújítások	30,0		
					8						Egyéb felhalmozási célú kiadások	56,0		
3						**Fejezeti kezelésű előirányzatok**								
	3						EU-tagságból eredő feladatok					42,0		42,0
	4						Jogerősen megállapított kártérítések célelőirányzata					30,0		30,0
	6						Fejezeti tartalék					732,9		732,9
	7						A termőföld tulajdonjogának megszerzését vagy használatát korlátozó jogszabályi rendelkezések kijátszására irányuló jogügyletek feltárása és megakadályozása					500,0		500,0
						VIII. fejezet összesen:						**38 256,4**	**88,0**	**38 168,4**
						IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI								
1						**A helyi önkormányzatok általános működésének és ágazati feladatainak támogatása**								
	1						A helyi önkormányzatok működésének általános támogatása, hozzájárulás a pénzbeli szociális feladatokhoz és beszámítás					170 826,3		
	2						A települési önkormányzatok egyes köznevelési feladatainak támogatása					155 917,4		
	3						A települési önkormányzatok egyes szociális, gyermekjóléti és gyermekétkeztetési feladatainak támogatása					218 573,1		
	4						A települési önkormányzatok kulturális feladatainak támogatása					29 257,0		
2						**Helyi önkormányzatok által felhasználható központosított előirányzatok**						94 344,2		
3						**A helyi önkormányzatok kiegészítő támogatásai**						39 236,9		
5						**Vis maior támogatás**						7 700,0		
						IX. fejezet összesen:						**715 854,9**		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	X. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	 Bevétel	 Támogatás
						X. KÖZIGAZGATÁSI ÉS IGAZSÁGÜGYI MINISZTÉRIUM								
1						**Közigazgatási és Igazságügyi Minisztérium igazgatása**							664,2	8 063,6
				1						*Működési költségvetés*				
					1						Személyi juttatások	5 685,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 513,0		
					3						Dologi kiadások	1 488,3		
					4						Ellátottak pénzbeli juttatásai	6,0		
					5						Egyéb működési célú kiadások	4,0		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	31,5		
2						**Szellemi Tulajdon Nemzeti Hivatala**							3 944,0	
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 352,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	339,5		
					3						Dologi kiadások	1 795,9		
					5						Egyéb működési célú kiadások	148,9		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	288,1		
					7						Felújítások	19,0		
5						**Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatala**							9 423,6	17 267,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	2 893,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	712,7		
					3						Dologi kiadások	20 155,3		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	2 842,8		
					7						Felújítások	86,6		
8						**Fővárosi, megyei kormányhivatalok és járási kormányhivatalok**							34 645,5	120 856,2
				1						*Működési költségvetés*				
					1						Személyi juttatások	101 835,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	27 216,1		
					3						Dologi kiadások	25 735,1		
					5						Egyéb működési célú kiadások	2,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	489,9		
					7						Felújítások	221,0		
					8						Egyéb felhalmozási célú kiadások	1,9		
9						**Kutatóintézetek**							1 414,3	1 296,9
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 338,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	362,6		
					3						Dologi kiadások	862,9		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	147,5		
12						**Balassi Intézet**							790,5	4 159,8
				1						*Működési költségvetés*				

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	X. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	 Bevétel	 Támogatás
					1						Személyi juttatások	2 637,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	584,2		
					3						Dologi kiadások	1 427,8		
					4						Ellátottak pénzbeli juttatásai	220,0		
					5						Egyéb működési célú kiadások	2,0		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	78,5		
15						**Közigazgatási és Igazságügyi Hivatal**							217,3	4 719,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	2 344,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	526,3		
					3						Dologi kiadások	1 722,3		
					5						Egyéb működési célú kiadások	8,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	334,5		
					7						Felújítások	0,7		
17						**Nemzeti Közszolgálati Egyetem**							1 831,2	3 688,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	2 771,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	695,2		
					3						Dologi kiadások	1 762,4		
					4						Ellátottak pénzbeli juttatásai	171,6		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	118,4		
18						**Design Terminál Nemzeti Kreatívipari Központ**								600,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	250,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	67,5		
					3						Dologi kiadások	222,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	60,0		
20						**Fejezeti kezelésű előirányzatok**								
	2						Célelőirányzatok							
		1						KIM felügyelete alá tartozó szervezetek és szakmai programok támogatása				1 623,2		1 623,2
		2						Magyar Kormánytisztviselői Kar működésének támogatása				50,0		50,0
		7						Nemzeti és kiemelt ünnepek, egyéb rendezvények, események támogatása				760,0		760,0
		10						Közép-kelet európai regionális együttműködés 2014				80,0		80,0
		17						A büntetőeljárásról szóló törvény alapján megállapított kártalanítás				120,0		120,0
		18						Jogi segítségnyújtás				182,0		182,0
		19						Kárpát-medencei Magyar Jogsegély Szolgálat				50,0		50,0
		20						Bűncselekmények áldozatainak kárenyhítése				100,0		100,0
		27						Nemzetközi kötelezettségek teljesítése				27,7		27,7
		41						Ludovika Campus				1 151,0		1 151,0
		44						Bárka Színház támogatása				178,9		178,9
		46						Nagykovácsi Kastélypark Komplexum fejlesztése				985,0		985,0
	3						Államháztartáson kívüli szervezetek támogatása							

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Elő-ir. csop. név / Kiemelt előirányzat neve (X. FEJEZET)	2014. évi előirányzat Kiadás	Bevétel	Támogatás
		2				Határon Átnyúló Kezdeményezések Közép-európai Segítő Szolgálata	70,0		70,0
		4				Európai Területi Társulások támogatása	126,9		126,9
		21				Közép- és Kelet-európai Történelem és Társadalom Kutatásért Közalapítvány támogatása	1 010,0		1 010,0
	4					Határon túli magyarok programjainak támogatása			
		3				Nemzetpolitikai tevékenység támogatása	5 484,6		5 484,6
	11					Járási szociális feladatok ellátása	22 385,6		22 385,6
	12					Fővárosi és megyei kormányhivatalok peres ügyei	10,0		10,0
	25					Fejezeti általános tartalék	161,8		161,8
						1 - 20. cím összesen:	**248 138,8**	**52 930,6**	**195 208,2**
24						**Céltartalékok**			
	2					Közszférában foglalkoztatottak bérkompenzációja	71 150,0		
	3					Különféle kifizetések	5 000,0		
						X. fejezet összesen:	**324 288,8**	**52 930,6**	**195 208,2**
						XI. MINISZTERELNÖKSÉG			
1						**Miniszterelnökség**		12,0	6 522,4
				1		*Működési költségvetés*			
					1	Személyi juttatások	2 802,9		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	882,7		
					3	Dologi kiadások	2 777,3		
					5	Egyéb működési célú kiadások	44,5		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	15,0		
					8	Egyéb felhalmozási célú kiadások	12,0		
2						**Információs Hivatal**		114,8	11 100,2
				1		*Működési költségvetés*			
					1	Személyi juttatások	4 377,3		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 100,8		
					3	Dologi kiadások	5 113,9		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	433,8		
					7	Felújítások	107,3		
					8	Egyéb felhalmozási célú kiadások	81,9		
3						**Nemzetstratégiai Kutató Intézet**			1 300,0
				1		*Működési költségvetés*			
					1	Személyi juttatások	689,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	213,5		
					3	Dologi kiadások	356,9		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	40,0		
4						**Magyar Nemzeti Digitális Archívum és Filmintézet**		130,0	443,0
				1		*Működési költségvetés*			
					1	Személyi juttatások	258,4		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	69,5		
					3	Dologi kiadások	216,5		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XI. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
				2						*Felhalmozási költségvetés*				
					6						Beruházások	27,0		
					7						Felújítások	1,6		
5						**Nemzeti Külgazdasági Hivatal**							80,0	3 120,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 006,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	263,3		
					3						Dologi kiadások	1 840,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	70,0		
					8						Egyéb felhalmozási célú kiadások	20,0		
6						**Rendszerváltás Történetét Kutató Intézet és Archívum**								300,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	123,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	31,2		
					3						Dologi kiadások	142,4		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	3,0		
7						**Nemzeti Örökség Intézete**								317,6
				1						*Működési költségvetés*				
					1						Személyi juttatások	192,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	55,6		
					3						Dologi kiadások	69,6		
8						**Veritas Intézet**								260,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	192,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	55,6		
					3						Dologi kiadások	12,0		
15						**Fejezeti kezelésű előirányzatok**								
	1						Célelőirányzatok							
		1						Kormányfői protokoll				500,0		500,0
		2						Kormányzati kommunikációval kapcsolatos feladatok				1 690,0		1 690,0
		3						Konzultációk kiadásai				1 600,0		1 600,0
		5						Ifjúságpolitikai célok támogatása				100,0		100,0
		6						Nemzeti Sírkerthez és Emlékhelyekhez kapcsolódó kiadások				75,0		75,0
		7						A Versenyszféra és a Kormány Állandó Konzultációs Fórumával kapcsolatos kiadások				600,0		600,0
		8						Antall József Politika- és Társadalomtudományi Tudásközpont Alapítvány támogatása				100,0		100,0
		9						"Az Élet Menete" Alapítvány támogatása				50,0		50,0
		10						Az Országos Közszolgálati Érdekegyeztető Tanács tevékenységében közreműködő szervezetek támogatása				300,0		300,0
		14						Friends of Hungary Alapítvány támogatása és adomány biztosítása				612,4		612,4
		15						A 2015. évi Milánói Világkiállításon való részvételhez kapcsolódó feladatok				555,0		555,0
		17						Magyarországi Zsidó Örökség Közalapítvány működéséhez és feladatainak ellátásához szükséges hozzájárulás				58,0		58,0
		18						Holocaust Dokumentációs Központ és Emlékgyűjtemény Közalapítvány				220,0		220,0
		19						Alapítvány a Kelet- és Közép-európai Kutatásért és Képzésért				150,0		150,0

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XI. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
		21						A Stipendium Hungaricum ösztöndíjak és ösztöndíjprogram működtetése				1 962,0		1 962,0
	2						Fejezeti általános tartalék					1 020,5		1 020,5
											1 - 15. cím összesen:	**33 292,9**	**336,8**	**32 956,1**
16						**Kormányzati Ellenőrzési Hivatal**								
	1						Kormányzati Ellenőrzési Hivatal						3,0	931,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	591,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	155,3		
					3						Dologi kiadások	170,4		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	18,0		
											16. cím összesen:	**934,8**	**3,0**	**931,8**
17						**Rendkívüli kormányzati intézkedések**						113 000,0		
18						**Országvédelmi Alap**						100 000,0		
											XI. fejezet összesen:	**247 227,7**	**339,8**	**33 887,9**
						XII. VIDÉKFEJLESZTÉSI MINISZTÉRIUM								
1						**Vidékfejlesztési Minisztérium igazgatása**							123,8	5 348,7
				1						*Működési költségvetés*				
					1						Személyi juttatások	3 597,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 016,6		
					3						Dologi kiadások	843,9		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	10,0		
					8						Egyéb felhalmozási célú kiadások	5,0		
2						**Nemzeti Élelmiszerlánc-biztonsági Hivatal**							8 989,5	4 699,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	5 469,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 544,1		
					3						Dologi kiadások	4 900,2		
					5						Egyéb működési célú kiadások	552,2		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	1 023,1		
					7						Felújítások	200,0		
3						**Földmérési és Távérzékelési Intézet**							1 995,0	
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 058,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	283,9		
					3						Dologi kiadások	650,9		
					5						Egyéb működési célú kiadások	1,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	0,5		
4						**Állami Ménesgazdaság**							162,6	228,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	98,7		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XII. FEJEZET	2014. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	30,4		
					3						Dologi kiadások	231,3		
					5						Egyéb működési célú kiadások	0,3		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	30,0		
5						**Mezőgazdasági és Vidékfejlesztési Hivatal**							50,0	11 321,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	3 726,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 159,6		
					3						Dologi kiadások	3 270,7		
					5						Egyéb működési célú kiadások	3 144,6		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	69,6		
6						**Mezőgazdasági középfokú szakoktatás intézményei**							3 268,1	15 917,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	12 210,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	3 269,4		
					3						Dologi kiadások	3 693,8		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	12,2		
7						**Közművelődési intézmények**							101,0	430,9
				1						*Működési költségvetés*				
					1						Személyi juttatások	347,9		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	95,1		
					3						Dologi kiadások	88,4		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	0,5		
8						**Agrárkutató intézetek**							1 843,2	1 797,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 923,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	519,9		
					3						Dologi kiadások	1 059,3		
					5						Egyéb működési célú kiadások	0,9		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	16,4		
					8						Egyéb felhalmozási célú kiadások	120,4		
9						**Tokaji Borvidék Szőlészeti és Borászati Kutatóintézet**							2,0	73,2
				1						*Működési költségvetés*				
					1						Személyi juttatások	40,9		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	13,8		
					3						Dologi kiadások	19,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	1,0		
10						**Génmegőrzési Intézmények**							217,0	498,6
				1						*Működési költségvetés*				
					1						Személyi juttatások	359,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	89,0		
					3						Dologi kiadások	251,4		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XII. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
				2						*Felhalmozási költségvetés*				
					6						Beruházások	16,0		
11						Nemzeti Öntözési Ügynökség								600,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	294,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	79,4		
					3						Dologi kiadások	112,6		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	114,0		
12						Országos Meteorológiai Szolgálat							1 115,0	502,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	789,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	227,1		
					3						Dologi kiadások	543,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	54,4		
					8						Egyéb felhalmozási célú kiadások	3,0		
13						Nemzeti Környezetügyi Intézet							13,7	1 290,7
				1						*Működési költségvetés*				
					1						Személyi juttatások	804,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	228,9		
					3						Dologi kiadások	262,9		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	8,6		
14						Nemzeti park igazgatóságok							4 869,7	2 168,5
				1						*Működési költségvetés*				
					1						Személyi juttatások	2 701,9		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	795,3		
					3						Dologi kiadások	2 807,0		
					5						Egyéb működési célú kiadások	86,7		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	641,9		
					8						Egyéb felhalmozási célú kiadások	5,4		
15						Környezetvédelmi, természetvédelmi és vízügyi hatósági szervek							3 502,3	3 606,9
				1						*Működési költségvetés*				
					1						Személyi juttatások	4 296,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 194,1		
					3						Dologi kiadások	1 420,5		
					5						Egyéb működési célú kiadások	2,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	187,7		
					8						Egyéb felhalmozási célú kiadások	8,0		
17						Nemzeti Földalapkezelő Szervezet								1 999,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 325,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	369,0		
					3						Dologi kiadások	175,2		
				2						*Felhalmozási költségvetés*				

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név / Al-cím név / Jog-cím-csop. név / Jog-cím név / Elő-ir. csop. név / XII. FEJEZET / Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
					6	Beruházások	130,4		
18						**Nemzeti Agrárszaktanácsadási, Képzési és Vidékfejlesztési Intézet**		281,7	172,3
				1		*Működési költségvetés*			
					1	Személyi juttatások	159,2		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	54,3		
					3	Dologi kiadások	238,7		
					5	Egyéb működési célú kiadások	1,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	0,8		
19						**Agrárgazdasági Kutató Intézet**		105,0	636,8
				1		*Működési költségvetés*			
					1	Személyi juttatások	462,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	139,0		
					3	Dologi kiadások	140,1		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	0,1		
20						**Fejezeti kezelésű előirányzatok**			
	1					Beruházás			
		5				Regionális víziközmű rendszerek állami kötelezettségei és a pályázati fejlesztéséhez szükséges önerő	7,5		7,5
		9				Balatoni regionális víziközmű-hálózat fejlesztése	7,5		7,5
		19				Ivóvízbázis-védelmi Program végrehajtása	20,5		20,5
		20				Ivóvíz-minőség javító program	41,1		41,1
		21				Szilvásváradi Lovasközpont fejlesztése	1 470,7		1 470,7
		22				Cséry-telepre vonatkozó kárelhárítási és rekultivációs terv elkészítése és kivitelezése	100,0		100,0
	2					Környezetvédelmi célelőirányzatok			
		9				Természetvédelmi kártalanítás	1 594,2		1 594,2
		10				Természetvédelmi pályázatok támogatása	17,6		17,6
		11				Hulladék-gazdálkodási feladatok támogatása	9 747,2		9 747,2
		13				Országos Hulladékgazdálkodási Ügynökség működési támogatása	1 200,0		1 200,0
		14				Állami feladatok átvállalása a Nemzeti Környezetvédelmi Program megvalósításában	81,0		81,0
		21				Kisméretű szálló por (PM10) koncentrációjának csökkentésével kapcsolatos kiadások	54,0		54,0
	3					Agrár célelőirányzatok			
		2				Agrárkutatás támogatása	68,2		68,2
		4				Határon átnyúló vidékfejlesztési feladatok támogatása	45,7		45,7
		5				Tanyafejlesztési Program	1 665,0		1 665,0
		6				Hungarikum Bizottság feladatainak támogatása	500,0		500,0
		8				Állami feladatok átvállalása az agrár- és vidékfejlesztési programok megvalósításában	107,5		107,5
		10				Parlagfű elleni közérdekű védekezés végrehajtásának támogatása	46,1		46,1
		13				Osztatlan földtulajdon kimérésének költségei	2 000,0		2 000,0
		16				Ágazati gazdasági és hivatásrendi kamarák állami feladatainak támogatása	22,6		22,6
		19				Állami génmegőrzési feladatok támogatása	93,8		93,8
		20				Hegyközségek Nemzeti Tanácsa	250,0		250,0
		25				Nemzetközi szervezetek tagsági díjai	1 258,6		1 258,6
		30				Ágazati társaságok támogatása	750,0		750,0

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
						XII. FEJEZET			
	4					Uniós programok kiegészítő támogatása			
		6				Méhészeti Nemzeti Program	682,5		682,5
		7				Igyál tejet program	1 700,0		1 700,0
		8				Egyes speciális szövetkezések (TÉSZ) támogatása	2 562,8		2 562,8
		9				Egyes állatbetegségek megelőzésének és felszámolásának támogatása	536,5		536,5
		10				Uniós Programok ÁFA fedezete	2 060,0		2 060,0
		11				Iskolagyümölcs program	1 211,0		1 211,0
	5					Nemzeti támogatások			
		3				Állattenyésztési feladatok	815,7		815,7
		4				A sertéságazat helyzetét javító stratégiai intézkedések támogatása	1 600,0		1 600,0
		5				Vadgazdálkodás támogatása	76,2		76,2
		6				Nemzeti Erdőprogram			
			3			Erdőfelújítás	131,4		131,4
			4			Erdőtelepítés, erdőszerkezet-átalakítás, fásítás	181,3		181,3
		7				Fejlesztési típusú támogatások	21,4		21,4
		8				Folyó kiadások és jövedelemtámogatások	49 245,0		49 245,0
		9				Állami halgazdálkodási feladatok támogatása	620,0	620,0	
		10				Nemzeti agrár kárenyhítés	8 600,0	4 300,0	4 300,0
		11				Erdei kisvasutak üzemeltetési támogatása	25,0		25,0
	6					Állat, növény- és GMO-kártalanítás	1 000,0		1 000,0
	7					Árfolyamkockázat és egyéb. EU által nem térített kiadások			
		1				Uniós programok árfolyam-különbözete	300,0		300,0
		2				Egyéb EU által nem térített kiadások	1 000,0		1 000,0
	11					Vidékfejlesztési és halászati programok			
		2				Új Magyarország Vidékfejlesztési Program (II. NVT)			
			1			I. tengely: A mezőgazdaság és erdészeti ágazat versenyképességének javítása	83 059,6	59 869,4	23 190,2
			2			II. tengely: A környezet és a vidék fejlesztése	81 441,4	59 652,0	21 789,4
			3			III. tengely: Az életminőség javítása a vidéki területeken és a diverzifikáció ösztönzése	38 182,4	27 539,0	10 643,4
			4			IV. tengely: Leader programok	18 690,8	14 502,9	4 187,9
			5			Technikai segítségnyújtás	3 113,0	2 302,1	810,9
		3				Halászati Operatív Program			
			1			Akvakultúra, belvízi halászat és a halászati és akvakultúra termékek feldolgozása és forgalmazása (II. tengely)	1 712,8	1 284,6	428,2
			2			Közös érdekeket célzó intézkedések (III. tengely)	650,0	487,5	162,5
			3			Technikai segítségnyújtás (V. tengely)	150,0	112,5	37,5
	12					Új Vidékfejlesztési Program	25 000,0	17 500,0	7 500,0
	13					Peres ügyek	100,0		100,0
	14					Fejezeti általános tartalék	130,4		130,4
						XII. fejezet összesen:	**423 679,1**	**214 809,6**	**208 869,5**
						XIII. HONVÉDELMI MINISZTÉRIUM			
1						**Honvédelmi Minisztérium**			
	1					Honvédelmi Minisztérium igazgatása		25,0	4 166,6
				1		*Működési költségvetés*			
					1	Személyi juttatások	3 035,8		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	799,7		

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XIII. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	 Bevétel	 Támogatás
					3						Dologi kiadások	350,0		
					5						Egyéb működési célú kiadások	6,1		
	2						Egyéb HM szervezetek						2 623,3	74 820,4
				1						*Működési költségvetés*				
					1						Személyi juttatások	4 211,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	957,5		
					3						Dologi kiadások	70 076,4		
					5						Egyéb működési célú kiadások	26,0		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	282,4		
					7						Felújítások	438,9		
					8						Egyéb felhalmozási célú kiadások	1 451,0		
2						**Magyar Honvédség**								
	1						Honvéd Vezérkar közvetlen szervezetei						4 638,0	47 197,5
				1						*Működési költségvetés*				
					1						Személyi juttatások	19 266,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	4 857,4		
					3						Dologi kiadások	19 734,8		
					5						Egyéb működési célú kiadások	54,1		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	6 501,0		
					7						Felújítások	1 271,7		
					8						Egyéb felhalmozási célú kiadások	150,0		
	2						MH ÖHP és alárendelt szervezetei						540,8	63 271,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	44 840,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	11 030,3		
					3						Dologi kiadások	7 735,4		
					5						Egyéb működési célú kiadások	181,6		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	25,0		
3						**Katonai Nemzetbiztonsági Szolgálat**							150,0	10 347,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	5 659,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 402,8		
					3						Dologi kiadások	3 358,2		
					5						Egyéb működési célú kiadások	10,6		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	66,0		
6						**MH Egészségügyi Központ**							20 835,5	4 212,6
				1						*Működési költségvetés*				
					1						Személyi juttatások	14 538,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	3 810,4		
					3						Dologi kiadások	6 571,7		
					5						Egyéb működési célú kiadások	37,2		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	88,7		
					7						Felújítások	1,7		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve (XIII. F E J E Z E T)	2014. évi előirányzat Kiadás	Bevétel	Támogatás
7						**Gábor Dénes Elektronikai Műszaki Szakközépiskola és Kollégium**		2,0	248,6
				1		*Működési költségvetés*			
					1	Személyi juttatások	168,2		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	45,4		
					3	Dologi kiadások	37,0		
8						**Fejezeti kezelésű előirányzatok**			
	2					Ágazati célelőirányzatok			
		1				NATO és EU felajánlás alapján kialakításra kerülő készenléti alegységek alkalmazásának kiadásai (NRF, Battle Group és DCM)	100,0		100,0
		3				Honvédelem érdekében tevékenykedő civil szervezetek támogatása			
			6			Honvédelem érdekében tevékenykedő civil szervezetek pályázati támogatása	40,0		40,0
			19			Honvédelem érdekében tevékenykedő civil szervezetek támogatása	129,5		129,5
		5				Nonprofit korlátolt felelősségű társaságok támogatása	1 435,0		1 435,0
		25				Hozzájárulás a NATO Biztonsági Beruházási Programjához	2 312,3		2 312,3
		39				Alapítványok, közalapítványok támogatása			
			1			Magyar Futball Akadémia Alapítvány támogatása	50,0		50,0
			2			MH Szociálpolitikai Közalapítvány által ellátott feladatok támogatása	53,7		53,7
		40				Nemzetközi tagdíjak, tagdíj jellegű befizetések			
			1			Hozzájárulás a NATO költségvetéséhez	4 010,1		4 010,1
			2			Hozzájárulás az EU védelmi célú közös finanszírozású védelmi alapjaihoz	350,0		350,0
						XIII. fejezet összesen:	**241 559,7**	**28 814,6**	**212 745,1**

XIV. BELÜGYMINISZTÉRIUM

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Név	Kiadás	Bevétel	Támogatás
1						**Belügyminisztérium igazgatása**		25,5	4 163,4
				1		*Működési költségvetés*			
					1	Személyi juttatások	2 495,4		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	574,0		
					3	Dologi kiadások	956,8		
					5	Egyéb működési célú kiadások	128,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	34,7		
2						**Nemzeti Védelmi Szolgálat**			3 958,1
				1		*Működési költségvetés*			
					1	Személyi juttatások	2 688,8		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	703,3		
					3	Dologi kiadások	535,1		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	30,9		
4						**Terrorelhárítási Központ**		123,0	12 357,8
				1		*Működési költségvetés*			
					1	Személyi juttatások	7 127,8		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 919,0		
					3	Dologi kiadások	2 045,6		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve (XIV. FEJEZET)	2014. évi előirányzat Kiadás	Bevétel	Támogatás
				2		*Felhalmozási költségvetés*			
					6	Beruházások	988,4		
					7	Felújítások	400,0		
5						**Büntetés-végrehajtás**		2 715,6	49 045,3
				1		*Működési költségvetés*			
					1	Személyi juttatások	25 701,1		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	5 761,7		
					3	Dologi kiadások	18 595,7		
					4	Ellátottak pénzbeli juttatásai	2,7		
					5	Egyéb működési célú kiadások	2,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	554,9		
					7	Felújítások	1 029,8		
					8	Egyéb felhalmozási célú kiadások	113,0		
6						**BM Oktatási, Képzési és Tudományszervezési Főigazgatóság**			440,0
				1		*Működési költségvetés*			
					1	Személyi juttatások	267,3		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	66,6		
					3	Dologi kiadások	106,1		
7						**Rendőrség**		5 301,6	240 152,1
				1		*Működési költségvetés*			
					1	Személyi juttatások	157 125,1		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	40 157,6		
					3	Dologi kiadások	41 634,8		
					5	Egyéb működési célú kiadások	811,2		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	5 033,0		
					7	Felújítások	587,0		
					8	Egyéb felhalmozási célú kiadások	105,0		
8						**Alkotmányvédelmi Hivatal**		47,4	7 074,5
				1		*Működési költségvetés*			
					1	Személyi juttatások	4 789,8		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 304,6		
					3	Dologi kiadások	859,3		
					5	Egyéb működési célú kiadások	0,3		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	147,9		
					8	Egyéb felhalmozási célú kiadások	20,0		
9						**Nemzetbiztonsági Szakszolgálat**		170,6	17 674,8
				1		*Működési költségvetés*			
					1	Személyi juttatások	10 062,4		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 615,7		
					3	Dologi kiadások	2 418,0		
					5	Egyéb működési célú kiadások	0,4		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	2 705,0		
					8	Egyéb felhalmozási célú kiadások	43,9		
10						**Szervezett Bűnözés Elleni Koordinációs Központ**			196,0

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XIV. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	 Bevétel	 Támogatás
				1						*Működési költségvetés*				
					1						Személyi juttatások	86,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	25,4		
					3						Dologi kiadások	64,4		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	19,6		
12						**BM Országos Katasztrófavédelmi Főigazgatóság**							1 621,5	51 488,2
				1						*Működési költségvetés*				
					1						Személyi juttatások	34 883,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	8 774,2		
					3						Dologi kiadások	5 180,4		
					5						Egyéb működési célú kiadások	18,4		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	3 628,2		
					7						Felújítások	606,7		
					8						Egyéb felhalmozási célú kiadások	18,0		
13						**Bevándorlási és Állampolgársági Hivatal**							104,4	8 257,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	3 264,9		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	880,3		
					3						Dologi kiadások	3 257,1		
					4						Ellátottak pénzbeli juttatásai	78,0		
					5						Egyéb működési célú kiadások	675,9		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	205,2		
15						**BM Nemzetközi Oktatási Központ**							414,5	536,2
				1						*Működési költségvetés*				
					1						Személyi juttatások	309,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	83,7		
					3						Dologi kiadások	529,0		
					5						Egyéb működési célú kiadások	15,4		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	5,0		
					7						Felújítások	8,0		
17						**Vízügyi Igazgatóságok**							2 929,9	13 496,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	8 495,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 316,8		
					3						Dologi kiadások	4 810,8		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	803,5		
20						**Fejezeti kezelésű előirányzatok**								
	1						Ágazati célfeladatok							
		2						Energia-racionalizálás				100,3	100,3	
		26						Kiemelt közbiztonsági feladatok				2 000,0		2 000,0
		27						Európai Uniós és nemzetközi projektek/programok megvalósításához kapcsolódó kiadások				760,0	410,0	350,0
		31						Területrendezési feladatok				50,0		50,0

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — XIV. FEJEZET — Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
		40				Az e-közmű üzemeltetése, fenntartása és fejlesztése	266,0		266,0
		46				Építésügyi feladatok	595,0		595,0
		47				Az elektronikus Területrendezési és Építésügyi Nyilvántartás Működtetése	150,0		150,0
		50				Víz-, környezeti és természeti katasztrófa kárelhárítás	260,0		260,0
		51				Vízügyi feladatok támogatása	1 495,1		1 495,1
	2					Alapítványok és társadalmi önszerveződések támogatása			
		1				Alapítványok támogatása			
			1			Szabadságharcosokért Közalapítvány támogatása	180,0		180,0
		2				Társadalmi önszerveződések támogatása			
			3			Országos Polgárőr Szövetség	1 050,0		1 050,0
			5			Önkéntes tűzoltóegyesületek támogatása	300,0		300,0
			11			Társadalmi szervezetek, alapítványok támogatása	144,5		144,5
	9					Szolidaritási programok			
		1				Európai Menekültügyi Alap	471,7	330,3	141,4
		2				Integrációs Alap	659,9	452,7	207,2
		3				Visszatérési Alap	801,5	566,1	235,4
		4				Külső Határok Alap	5 808,7	4 090,8	1 717,9
		5				Szolidaritási programokhoz kapcsolódó technikai költségek	256,4	241,4	15,0
		6				Szolidaritási programokhoz kapcsolódó céltartalék	52,6		52,6
	10					Önkormányzati tűzoltóságok normatív támogatása	2 000,0		2 000,0
	11					Duna Művész Együttesek támogatása	250,0		250,0
	17					Örökségvédelmi feladatok	240,9		240,9
	18					Magyar Rendvédelmi Kar	50,0		50,0
	19					A Nemzeti Bűnmegelőzési Stratégia feladatrendszerének támogatása	200,0		200,0
	20					Belügyi Alapok			
		1				Belső Biztonsági Alap	615,7	615,7	
		2				Menekültügyi és Migrációs Alap	514,7	514,7	
		3				Belügyi Alapok technikai költségkerete	71,2	71,2	
						XIV. fejezet összesen:	**441 638,4**	**20 847,2**	**420 791,2**
						XV. NEMZETGAZDASÁGI MINISZTÉRIUM			
1						**Nemzetgazdasági Minisztérium igazgatása**		739,2	6 627,5
				1		*Működési költségvetés*			
					1	Személyi juttatások	5 100,5		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 353,0		
					3	Dologi kiadások	842,6		
					5	Egyéb működési célú kiadások	32,3		
				2		*Felhalmozási költségvetés*			
					8	Egyéb felhalmozási célú kiadások	38,3		
2						**Nemzeti Innovációs Hivatal**		10,0	1 411,7
				1		*Működési költségvetés*			
					1	Személyi juttatások	601,3		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	162,4		
					3	Dologi kiadások	640,9		
					5	Egyéb működési célú kiadások	12,1		
				2		*Felhalmozási költségvetés*			

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XV. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
					6						Beruházások	5,0		
3						Magyar Kereskedelmi Engedélyezési Hivatal							1 700,0	360,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 084,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	289,3		
					3						Dologi kiadások	515,2		
					5						Egyéb működési célú kiadások	2,0		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	139,4		
					7						Felújítások	30,0		
4						Nemzeti Munkaügyi Hivatal							919,7	4 704,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 879,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	555,1		
					3						Dologi kiadások	2 349,3		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	837,0		
					7						Felújítások	2,8		
8						Magyar Államkincstár							7 140,2	17 957,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	12 764,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	3 927,1		
					3						Dologi kiadások	5 874,0		
					5						Egyéb működési célú kiadások	3,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	2 122,5		
					7						Felújítások	383,7		
					8						Egyéb felhalmozási célú kiadások	21,8		
9						Nemzetgazdasági Tervezési Hivatal							3,1	1 039,3
				1						*Működési költségvetés*				
					1						Személyi juttatások	562,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	165,0		
					3						Dologi kiadások	310,4		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	4,9		
14						Nemzeti Fogyasztóvédelmi Hatóság							18,8	1 028,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	548,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	148,0		
					3						Dologi kiadások	300,8		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	40,0		
					7						Felújítások	10,0		
16						Európai Támogatásokat Auditáló Főigazgatóság							1,5	729,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	439,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	131,6		
					3						Dologi kiadások	154,9		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XV. FEJEZET	2014. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
				2						*Felhalmozási költségvetés*				
					6						Beruházások	5,0		
25						**Fejezeti kezelésű előirányzatok**								
	2						Ágazati célelőirányzatok							
		5						Kárrendezési célelőirányzat						
			1						Függő kár kifizetés			410,0		410,0
			2						Járadék kifizetés			3 550,0		3 550,0
			3						Tőkésítésre kifizetés			40,0		40,0
		7						Hozzájárulás a könyvvizsgálói közfelügyeleti rendszer működtetéséhez				5,4		5,4
		51						Nemzetközi befektetéseket támogató célelőirányzat				600,0		600,0
	6						Kutatási és technológia feladatok							
		4						Európai Innovációs és Technológiai Intézet működésének támogatása				460,4		460,4
	14						Társadalmi szervezetek címzett támogatása							
		1						Fogyasztóvédelmi intézmények rendszeres támogatása						
			1						Megyei (fővárosi) kereskedelmi és iparkamarák mellett működő békéltető testületek támogatása			360,0		360,0
			2						Fogyasztói érdekek képviseletét ellátó egyesületek támogatása			81,0		81,0
		5						Nemzetközi szabványosítási és akkreditálási feladatok				63,0		63,0
	30						Egyéb fejezeti kezelésű előirányzatok							
		1						Az ágazat védelmi felkészítésének állami feladatai a honvédelmi törvény alapján				10,3		10,3
		2						Nemzetközi tagdíjak, nemzetközi kapcsolattal összefüggő feladatok				2 167,5		2 167,5
		3						Katasztrófavédelmi, polgári védelmi és nukleárisbaleset-elhárítási ágazati feladatok				13,6		13,6
		9						Nemzetgazdasági programok				90,9		90,9
		10						Szervezetátalakítási alap				6 694,1		6 694,1
		11						ClusterCOOP program támogatása				12,7		12,7
		12						Kárpát Régió Üzleti Hálózat üzemeltetése				277,4		277,4
	39						Teljesítésigazolási Szakértői Szerv működési támogatása					153,0		153,0
	43						Országos Foglalkoztatási Közhasznú Nonprofit Kft. támogatása					350,6		350,6
	44						Idegenforgalmi adó differenciált kiegészítése					400,0		400,0
	45						Magyar-indiai közös KKV Alap					22,6		22,6
	46						Magán és egyéb jogi személyek kártérítése					50,0		50,0
	47						Kötött segélyhitelezés					585,2		585,2
	49						Eximbank Zrt. tőkejuttatása					18 000,0		18 000,0
											XV. fejezet összesen:	**78 787,7**	**10 532,5**	**68 255,2**
											XVI. NEMZETI ADÓ- ÉS VÁMHIVATAL			
1						**Nemzeti Adó- és Vámhivatal igazgatása**							2 142,8	125 353,7
				1						*Működési költségvetés*				
					1						Személyi juttatások	71 079,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	19 140,2		
					3						Dologi kiadások	32 377,2		
					5						Egyéb működési célú kiadások	59,8		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	3 015,9		
					7						Felújítások	1 500,0		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XVI. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	 Bevétel	 Támogatás
					8						Egyéb felhalmozási célú kiadások	324,4		
2						**Bűnügyi Főigazgatóság**							20,0	8 186,2
				1						*Működési költségvetés*				
					1						Személyi juttatások	5 231,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 375,9		
					3						Dologi kiadások	1 392,2		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	206,9		
3						**Képzési, Egészségügyi és Kulturális Intézet**							254,0	2 190,3
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 261,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	350,6		
					3						Dologi kiadások	725,7		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	81,2		
					7						Felújítások	25,0		
											XVI. fejezet összesen:	**138 147,0**	**2 416,8**	**135 730,2**
						XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM								
1						**Nemzeti Fejlesztési Minisztérium igazgatása**							2 110,8	6 757,2
				1						*Működési költségvetés*				
					1						Személyi juttatások	3 735,9		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	966,5		
					3						Dologi kiadások	4 103,6		
				2						*Felhalmozási költségvetés*				
					8						Egyéb felhalmozási célú kiadások	62,0		
3						**Nemzeti Információs Infrastruktúra Fejlesztési Intézet**							913,3	1 655,6
				1						*Működési költségvetés*				
					1						Személyi juttatások	391,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	100,5		
					3						Dologi kiadások	2 074,9		
					5						Egyéb működési célú kiadások	0,7		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	1,3		
4						**Országos Atomenergia Hivatal**							2 376,3	16,9
				1						*Működési költségvetés*				
					1						Személyi juttatások	670,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	181,1		
					3						Dologi kiadások	824,8		
					5						Egyéb működési célú kiadások	678,3		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	38,5		
5						**Magyar Bányászati és Földtani Hivatal**							2 467,7	
				1						*Működési költségvetés*				
					1						Személyi juttatások	760,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	197,3		
					3						Dologi kiadások	596,1		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XVII. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
					5						Egyéb működési célú kiadások	909,3		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	4,3		
7						**Nemzeti Közlekedési Hatóság**							29 196,9	
				1						*Működési költségvetés*				
					1						Személyi juttatások	3 047,9		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	761,0		
					3						Dologi kiadások	3 489,8		
					5						Egyéb működési célú kiadások	21 143,1		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	645,1		
					7						Felújítások	100,0		
					8						Egyéb felhalmozási célú kiadások	10,0		
8						**Közlekedésfejlesztési Koordinációs Központ**							45 835,1	12 980,5
				1						*Működési költségvetés*				
					1						Személyi juttatások	967,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	253,9		
					3						Dologi kiadások	52 614,0		
					5						Egyéb működési célú kiadások	4 465,6		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	90,5		
					8						Egyéb felhalmozási célú kiadások	424,2		
10						**Közlekedésbiztonsági Szervezet**								475,2
				1						*Működési költségvetés*				
					1						Személyi juttatások	258,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	71,4		
					3						Dologi kiadások	136,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	9,0		
11						**Kormányzati Informatikai Fejlesztési Ügynökség**							60,0	436,3
				1						*Működési költségvetés*				
					1						Személyi juttatások	322,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	81,5		
					3						Dologi kiadások	82,6		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	10,0		
12						**Közbeszerzési és Ellátási Főigazgatóság**							1 791,1	7 883,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 868,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	546,9		
					3						Dologi kiadások	6 528,7		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	575,5		
					7						Felújítások	150,0		
					8						Egyéb felhalmozási célú kiadások	5,0		
14						**Magyar Földtani és Geofizikai Intézet**							395,0	609,9
				1						*Működési költségvetés*				
					1						Személyi juttatások	565,7		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XVII. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	148,0		
					3						Dologi kiadások	283,7		
					5						Egyéb működési célú kiadások	3,7		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	3,8		
20						**Fejezeti kezelésű előirányzatok**								
	31						Kiemelt célú beruházások támogatása							
		2						Egyedi kormánydöntésen alapuló közlekedési beruházások				332,0		332,0
		3						Országos közúthálózat és gyorsforgalmi úthálózat fejlesztés				1 364,0		1 364,0
		6						Vasúti hidak és acélszerkezetek felújítása				1 495,5		1 495,5
	32						Közlekedési ágazati programok							
		1						A közösségi közlekedés összehangolása				433,5		433,5
		3						UD rendszer működtetése és kapcsolódó feladatok				10 000,0		10 000,0
		5						TEN-T projektek				1 500,0		1 500,0
		6						Belvízi hajózási alapprogram				0,1		0,1
		11						Közúti közlekedésbiztonság javítása és szakképzési feladatok				1 770,8	1 500,0	270,8
		12						Közúti közlekedéssel összefüggő környezetvédelmi feladatok				175,0	175,0	
		13						Zajtérképezés EU tagállami feladatai				69,8		69,8
		14						Csepeli hidak felújítása				500,0		500,0
	33						Hazai fejlesztési programok							
		1						Beruházás ösztönzési célelőirányzat				13 470,8		13 470,8
		2						Turisztikai célelőirányzat				9 846,0		9 846,0
		3						Gazdaságfejlesztést szolgáló célelőirányzat				1 522,4		1 522,4
		4						Területfejlesztési célelőirányzat				920,9		920,9
		5						Agrármarketing célelőirányzat				855,9		855,9
		6						Balaton fejlesztési feladatok támogatása				220,0		220,0
		20						Intézményi kezességi díjtámogatások				1 545,3		1 545,3
	34						Infokommunikációs ágazati programok és kormányzati informatikai rendszerek							
		1						Infokommunikációs szolgáltatások, konszolidáció				22 374,8		22 374,8
		2						Digitális megújulás és kapcsolódó feladatok				95,3		95,3
	35						Klíma-, energia- és zöldgazdaság-politikai ágazati programok							
		1						Uránércbánya hosszú távú környezeti kárelhárítás				650,1		650,1
		2						Energetikai célú feladatok				30,0		30,0
		3						Épületenergetikai és energiahatékonysági célelőirányzat				743,7		743,7
		4						Zöldgazdaság Finanszírozási Rendszer				9 250,0		9 250,0
	36						PPP-programok							
		1						Autópálya rendelkezésre állási díj				107 200,0		107 200,0
		6						Hozzájárulás a Művészetek Palotájának működtetéséhez				11 514,3		11 514,3
		7						Hozzájárulás a sportlétesítmények PPP bérleti díjához				890,8		890,8
		8						Hozzájárulás a felsőoktatási intézmények PPP bérleti díjához				8 659,6		8 659,6
	37						Közreműködő szervezetek közhasznú tevékenységének támogatása							
		3						ÉMI Nonprofit Kft. támogatása				190,6		190,6
	38						Egyéb feladatok							
		1						Nemzetközi tagdíjak				251,7		251,7
		2						Magán és egyéb jogi személyek kártérítése				120,2		120,2
		3						Kormányzati szakpolitikai feladatok				1 500,0		1 500,0
		12						A Nemzeti Dohánykereskedelmi Nonprofit Zrt. működtetése				506,0		506,0

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve (XVII. FEJEZET)	2014. évi előirányzat Kiadás	Bevétel	Támogatás
		13				Szúnyogirtási program támogatása	150,0		150,0
						1 - 20. cím összesen:	326 109,9	86 821,2	239 288,7
21						**Vállalkozások folyó támogatása**			
	1					Egyedi támogatások, ellentételezések			
		2				Bányabezárás	1 000,0		
		3				A helyközi személyszállítási közszolgáltatások költségtérítése	185 508,9		
		4				Helyközi személyszállítási közszolgáltatások korábbi költségtérítések elszámolása	9 555,1		
		5				A vasúti pályahálózat működtetésének költségtérítése	71 680,0		
24						**K-600 hírrendszer működtetésére**	55,0		
25						**Peres ügyek**	800,0		
						XVII. fejezet összesen:	**594 708,9**	**86 821,2**	**239 288,7**
						XVIII. KÜLÜGYMINISZTÉRIUM			
1						**Külügyminisztérium központi igazgatása**		265,3	5 893,0
				1		*Működési költségvetés*			
					1	Személyi juttatások	3 745,1		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 044,7		
					3	Dologi kiadások	1 157,2		
					4	Ellátottak pénzbeli juttatásai	49,3		
					5	Egyéb működési célú kiadások	6,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	100,0		
					8	Egyéb felhalmozási célú kiadások	56,0		
2						**Külképviseletek igazgatása**		7 087,7	37 059,4
				1		*Működési költségvetés*			
					1	Személyi juttatások	22 213,7		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	5 950,0		
					3	Dologi kiadások	15 269,6		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	601,2		
					8	Egyéb felhalmozási célú kiadások	112,6		
3						**Magyar Külügyi Intézet**		2,0	154,2
				1		*Működési költségvetés*			
					1	Személyi juttatások	76,4		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	21,7		
					3	Dologi kiadások	48,1		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	10,0		
5						**Fejezeti kezelésű előirányzatok**			
	6					Nemzetközi tagdíjak és európai uniós befizetések			
		1				Nemzetközi tagdíjak és kötelező jellegű, önkéntes hozzájárulások	7 291,5		7 291,5
		2				Európai uniós befizetések	5 233,3		5 233,3
	14					Közhasznú és egyéb civil szervezetek támogatása			
		1				Demokrácia Központ Közalapítvány támogatása	105,3		105,3
		2				Egyéb civil szervezetek támogatása	25,0		25,0
		5				Népirtás Megelőzési Központ támogatása	10,0		10,0

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XVIII. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
		6						Külföldi magyar emlékek megőrzése				5,0		5,0
		8						Kisebbségpolitikai célok támogatása				6,0		6,0
	17						EU utazási költségtérítések					391,7	391,5	0,2
	18						Közép-európai elnökségi feladatok							
		1						Közép-európai elnökségi feladatok				110,0		110,0
	22						Nemzetközi fejlesztési együttműködés és humanitárius segélyezés							
		1						Nemzetközi Fejlesztési Együttműködés				150,0		150,0
		2						Humanitárius segélyezés				10,0		10,0
								XVIII. fejezet összesen:				**63 799,4**	**7 746,5**	**56 052,9**
									XIX. UNIÓS FEJLESZTÉSEK					
1						**Nemzeti Fejlesztési Ügynökség**							8 343,8	1 464,6
				1						*Működési költségvetés*				
					1						Személyi juttatások	5 915,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 549,0		
					3						Dologi kiadások	1 928,0		
					5						Egyéb működési célú kiadások	12,0		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	370,9		
					7						Felújítások	23,7		
					8						Egyéb felhalmozási célú kiadások	9,5		
2						**Fejezeti kezelésű előirányzatok**								
	4						Nemzeti Stratégiai Referenciakeret							
		1						Gazdaságfejlesztés Operatív Program				180 473,2	157 011,8	23 461,4
		2						Közlekedés Operatív Program				522 944,0	410 437,5	112 506,5
		3						Társadalmi Megújulás Operatív Program				274 718,7	251 554,3	23 164,4
		8						Társadalmi Megújulás Operatív Program - Nemzeti Foglalkoztatási Alap				17 130,1	17 130,1	
		14						Társadalmi Infrastruktúra Operatív Program				136 275,2	119 374,4	16 900,8
		19						Környezet és Energia Operatív Program				369 550,5	317 818,3	51 732,2
		20						Államreform Operatív Program				9 394,3	8 168,0	1 226,3
		21						Elektronikus Közigazgatás Operatív Program				21 765,5	18 948,3	2 817,2
		22						Végrehajtás Operatív Program				17 120,0	9 138,7	7 981,3
		23						Nyugat-dunántúli Operatív Program				15 746,4	9 506,0	6 240,4
		24						Közép-dunántúli Operatív Program				28 926,5	19 950,5	8 976,0
		25						Dél-dunántúli Operatív Program				33 505,6	20 422,4	13 083,2
		26						Dél-alföldi Operatív Program				28 398,5	18 283,6	10 114,9
		27						Észak-alföldi Operatív Program				50 639,0	34 916,3	15 722,7
		28						Észak-magyarországi Operatív Program				41 194,4	28 664,8	12 529,6
		29						Közép-magyarországi Operatív Program				40 159,2	18 673,6	21 485,6
	5						Területi Együttműködés							
		1						Európai Területi Együttműködés						
			1						ETE HU-SK			5 446,7	4 830,1	616,6
			2						ETE HU-RO			6 990,1	6 491,2	498,9
			3						ETE HU-SER			1 391,0	1 279,4	111,6
			4						ETE HU-CRO			1 673,3	1 352,6	320,7
			5						ETE SEES			1 866,1	1 804,7	61,4
			6						ETE AU-HU			148,4	20,5	127,9

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — XIX. FEJEZET — Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
			7			ETE SLO-HU	52,0	6,7	45,3
			8			ETE CES	148,5		148,5
			9			INTERREG IVC	48,6		48,6
			10			ENPI HU-SK-RO-UA együttműködési program	1 598,7	1 460,7	138,0
		2				INTERACT 2007-2013	12,3		12,3
	6					Egyéb uniós előirányzatok			
		3				Svájci Alap támogatásából megvalósuló projektek	11 972,0	11 020,0	952,0
		6				EGT, Norvég Alap támogatásból megvalósuló projektek 2009-2014	9 754,0	8 325,0	1 429,0
	7					Szakmai fejezeti kezelésű előirányzatok			
		1				EU támogatások felhasználásához szükséges technikai segítségnyújtás	337,5		337,5
		2				Közreműködői intézményrendszer támogatása	1 150,0		1 150,0
		8				Állami költségvetési kedvezményezettek sajáterő támogatása	20 831,8		20 831,8
		11				Budapest 4-es metróvonal építésének támogatása	15 000,0		15 000,0
		13				EU Önerő Alap	30 000,0		30 000,0
	8					Európai uniós programokhoz kapcsolódó tartalék	5 000,0		5 000,0
	9					2014-2020 közötti kohéziós politikai operatív programok			
		1				Gazdaságfejlesztés és Innovációs OP (GINOP)	5 068,8	4 896,0	172,8
		2				Versenyképes Közép-Magyarország OP (VEKOP)	5 644,8	4 896,0	748,8
		3				Terület- és Településfejlesztési OP (TOP)	5 760,0	4 896,0	864,0
		4				Intelligens Közlekedésfejlesztési OP (IKOP)	5 760,0	4 896,0	864,0
		5				Környezet és Energetikai Hatékonysági OP (KEHOP)	5 644,8	4 896,0	748,8
		6				Emberi Erőforrás fejlesztési OP (EFOP)	5 760,0	4 896,0	864,0
		7				Koordinációs OP (KOP)	13 922,0	11 833,7	2 088,3
	10					Európai Területi Együttműködés (2014-2020)			
		1				Duna Transznacionális Együttműködési Program	11,1		11,1
		2				Közép-európai Transznacionális Együttműködési Program 2020	13,6		13,6
		3				INTERREG VC Interregionális Együttműködési Program	1,5		1,5
		4				INTERACT III Interregionális Együttműködési Program	12,8		12,8
		5				DUNA Program Irányító Hatóság	313,7		313,7
						XIX. fejezet összesen:	**1 959 083,6**	**1 546 143,0**	**412 940,6**
						XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA			
1						**Emberi Erőforrások Minisztériuma igazgatása**		78,7	10 551,6
				1		*Működési költségvetés*			
					1	Személyi juttatások	5 848,4		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 554,8		
					3	Dologi kiadások	2 738,2		
					5	Egyéb működési célú kiadások	437,8		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	51,1		
2						**Szociális és gyermekvédelmi intézményrendszer**			
	3					Szociális és gyermekvédelmi, gyermekjóléti feladatellátás és irányítás intézményei		22 958,7	79 692,5
				1		*Működési költségvetés*			
					1	Személyi juttatások	61 654,0		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	14 758,8		
					3	Dologi kiadások	23 323,4		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XX. FEJEZET	2014. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
					4						Ellátottak pénzbeli juttatásai	2 485,3		
					5						Egyéb működési célú kiadások	32,8		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	387,9		
					7						Felújítások	9,0		
	4						Nemzeti Rehabilitációs és Szociális Hivatal						166,0	2 127,4
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 427,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	361,8		
					3						Dologi kiadások	392,3		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	109,3		
					7						Felújítások	2,3		
	5						Nemzeti Család- és Szociálpolitikai Intézet						111,4	746,7
				1						*Működési költségvetés*				
					1						Személyi juttatások	475,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	132,7		
					3						Dologi kiadások	248,7		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	1,5		
4						**Egyéb kulturális intézmények**							2 787,7	3 100,7
				1						*Működési költségvetés*				
					1						Személyi juttatások	2 363,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	666,7		
					3						Dologi kiadások	2 520,0		
					5						Egyéb működési célú kiadások	133,0		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	193,2		
					7						Felújítások	11,0		
					8						Egyéb felhalmozási célú kiadások	1,2		
5						**Egyetemek, főiskolák**							283 603,6	136 687,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	174 877,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	48 266,5		
					3						Dologi kiadások	123 015,3		
					4						Ellátottak pénzbeli juttatásai	30 194,3		
					5						Egyéb működési célú kiadások	1 917,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	32 130,2		
					7						Felújítások	9 818,5		
					8						Egyéb felhalmozási célú kiadások	70,7		
6						**Egyéb oktatási intézmények**								
	1						Oktatási Hivatal						1 950,0	2 403,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 250,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	321,1		
					3						Dologi kiadások	2 773,9		
				2						*Felhalmozási költségvetés*				

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
					6						Beruházások	8,0		
	2						Oktatáskutató és Fejlesztő Intézet						46,0	882,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	553,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	174,2		
					3						Dologi kiadások	190,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	6,0		
					7						Felújítások	4,0		
7						**Egészségügyi Engedélyezési és Közigazgatási Hivatal**							310,0	5 704,5
				1						*Működési költségvetés*				
					1						Személyi juttatások	4 849,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	972,8		
					3						Dologi kiadások	168,8		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	23,6		
8						**Betegjogi, dokumentációs és készletgazdálkodási feladatokat ellátó intézmények**							356,0	1 078,5
				1						*Működési költségvetés*				
					1						Személyi juttatások	667,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	174,3		
					3						Dologi kiadások	170,3		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	387,9		
					7						Felújítások	35,0		
9						**Türr István Képző és Kutató Intézet**							8 450,0	855,2
				1						*Működési költségvetés*				
					1						Személyi juttatások	3 647,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	915,0		
					3						Dologi kiadások	2 292,9		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	450,0		
					7						Felújítások	2 000,0		
10						**Gyógyító-megelőző ellátás szakintézetei**								
	1						Gyógyszerészeti és Egészségügyi Minőség- és Szervezetfejlesztési Intézet						3 304,9	4 222,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	4 466,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 060,0		
					3						Dologi kiadások	1 901,2		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	100,0		
	2						Gyógyító-megelőző ellátás intézetei						505 597,0	616,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	218 149,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	58 496,4		
					3						Dologi kiadások	222 630,2		
					4						Ellátottak pénzbeli juttatásai	21,5		
					5						Egyéb működési célú kiadások	1 095,0		

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
				2						*Felhalmozási költségvetés*				
					6						Beruházások	4 293,2		
					7						Felújítások	1 171,8		
					8						Egyéb felhalmozási célú kiadások	355,2		
11						**Közgyűjtemények**							5 127,9	12 442,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	8 266,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2 258,6		
					3						Dologi kiadások	6 155,8		
					5						Egyéb működési célú kiadások	6,1		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	682,6		
					7						Felújítások	200,9		
12						**Művészeti intézmények**							4 697,5	8 820,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	7 189,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 922,8		
					3						Dologi kiadások	3 979,6		
					5						Egyéb működési célú kiadások	2,7		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	363,4		
					7						Felújítások	60,0		
13						**Sportintézmények**								
	2						Nemzeti Sportközpontok						2 300,0	4 941,8
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 652,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	462,9		
					3						Dologi kiadások	3 454,9		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	1 671,8		
14						**Országos Mentőszolgálat**							32 202,7	703,0
				1						*Működési költségvetés*				
					1						Személyi juttatások	19 720,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	5 511,7		
					3						Dologi kiadások	7 353,8		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	320,0		
16						**Országos Tisztifőorvosi Hivatal és intézményei, valamint egyéb népegészségügyi intézetek**							2 605,8	12 306,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	3 846,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 010,6		
					3						Dologi kiadások	9 690,3		
					5						Egyéb működési célú kiadások	285,8		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	73,6		
					7						Felújítások	5,3		
17						**Országos Vérellátó Szolgálat**							11 530,5	1 700,4

millió forintban

Cím szám	Alcím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Alcím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
				1						*Működési költségvetés*				
					1						Személyi juttatások	4 234,6		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 073,9		
					3						Dologi kiadások	7 372,4		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	530,0		
					7						Felújítások	20,0		
18						**Köznevelési feladatellátás és irányítás intézményei**							12 000,0	484 244,7
				1						*Működési költségvetés*				
					1						Személyi juttatások	370 500,7		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	99 996,7		
					3						Dologi kiadások	25 747,3		
19						**Emberi Erőforrás Támogatáskezelő**							26,0	949,6
				1						*Működési költségvetés*				
					1						Személyi juttatások	593,4		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	157,6		
					3						Dologi kiadások	203,6		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	21,0		
20						**Fejezeti kezelésű előirányzatok**								
	1						Beruházás							
		4						Kulturális beruházások						
			2						Vári rekonstrukciók (Szent György tér, Mátyás-templom)			605,5		605,5
	2						Normatív finanszírozás							
		2						Nem állami felsőoktatási intézmények támogatása				17 650,5		17 650,5
		3						Közoktatási célú humánszolgáltatás és kiegészítő támogatás				155 572,2		155 572,2
		4						Hit- és erkölcstan oktatás és tankönyvtámogatás				1 127,4		1 127,4
	3						Felsőoktatási feladatok támogatása							
		1						Felsőoktatás speciális feladatai				318,6		318,6
		2						Lakitelek Népfőiskola támogatása				300,0		300,0
		3						Kiválósági támogatások				9 850,0		9 850,0
		4						Felsőoktatási Struktúraátalakítási Alap				11 000,0		11 000,0
	4						Közoktatási feladatok támogatása							
		4						Közoktatás speciális feladatainak támogatása				109,9		109,9
		5						Nemzeti Tehetség Program				1 381,2		1 381,2
		8						Szakmai, tanügy-igazgatási informatikai feladatok támogatása				1 000,0		1 000,0
		11						Kislétszámú hit- és erkölcstan oktatás kiegészítő támogatása				400,0		400,0
	5						Egyéb feladatok támogatása							
		18						Határon túli oktatási és kulturális feladatok támogatása						
			1						Határon túli oktatási feladatok támogatása			668,2		668,2
			2						Határon túli kulturális feladatok támogatása			57,5		57,5
			3						Határtalanul! program támogatása			1 500,0		1 500,0
		19						Szociális ágazati fejlesztések, szolgáltatások és programok támogatása				101,8		101,8
	8						Nemzetközi kulturális és oktatási kapcsolatok programjai							
		1						Nemzetközi kétoldalú oktatási és képzési programok				115,6		115,6
		2						Európai Uniós és nemzetközi oktatási és képzési programok				272,7		272,7
		5						Kétoldalú munkatervi feladatok						

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
			2						Kétoldalú kulturális munkatervi feladatok			4,5		4,5
		10						Kulturális és oktatási szakdiplomáciai feladatok						
			2						Kulturális szakdiplomáciai feladatok			11,8		11,8
	9						EU-tagsággal kapcsolatos feladatok							
		6						EU-tagságból eredő együttműködések						
			2						EU-tagságból eredő kulturális együttműködések			14,0		14,0
	11						Kulturális feladatok és szervezetek támogatása							
		1						Filmszakmai támogatások				79,3		79,3
		3						Az Ópusztaszeri Nemzeti Történeti Emlékpark támogatása				260,0		260,0
		17						Liszt Ferenc Zeneművészeti Egyetem (Zeneakadémia) történeti orgonáinak restaurálása				200,0		200,0
		18						Zeneakadémia működésének kiegészítő támogatása				500,0		500,0
	12						Közkultúra, kulturális vidékfejlesztés és nemzetiségi kultúra							
		7						Közkultúra, kulturális vidékfejlesztés és nemzetiségi kultúra támogatása						
			1						Közgyűjteményi szakmai feladatok - közgyűjtemények nemzeti értékmentő programja			116,0		116,0
			2						Közművelődési szakmai feladatok			127,0		127,0
			4						Világörökségi törvényből adódó feladatok ellátása			65,0		65,0
			5						Nemzeti emlékhelyekkel kapcsolatos feladatok ellátása			33,4		33,4
	13						Művészeti tevékenységek							
		4						Művészeti tevékenységek és egyéb fejezeti feladatok támogatása				540,0		540,0
		5						Előadóművészeti törvény végrehajtásából adódó feladatok (működési és művészeti pályázatok)				1 548,8		1 548,8
		9						Közkönyvtári kölcsönzési jogdíjak				90,0		90,0
		10						Művészeti nyugdíjsegélyek megtérítése				1 525,0		1 525,0
		11						A Budapesti Tavaszi Fesztivál és a Budapesti Őszi Fesztivál megrendezésének támogatása				1 840,0		1 840,0
		12						Egyéb színházi támogatások				63,4		63,4
	14						A kábítószer-fogyasztás megelőzésével kapcsolatos feladatok					355,0		355,0
	15						Gyermek és ifjúsági szakmai feladatok							
		1						Ifjúsági intézmény és szolgáltatásrendszer, ifjúságszakmai feladatok						
			1						Zánka - Új Nemzedék Központ működésének támogatása			30,5		30,5
		3						Ifjúságpolitikai feladatok támogatása						
			2						Gyermek és ifjúsági szakmafejlesztési célok			28,7		28,7
			3						Báthory István Magyar-Litván Együttműködési Alap			3,0		3,0
			4						Gyermek és Ifjúsági Alapprogram támogatása			130,0		130,0
	16						Szociális szolgáltatások és egyéb szociális feladatok támogatása							
		1						Szociális és gyermekjóléti szolgáltatások fejlesztése, szakmai feladatok támogatása				67,9		67,9
		6						Családpolitikai Programok				92,0		92,0
		7						Családpolitikai célú pályázatok				83,0		83,0
	17						Egyes szociális pénzbeli támogatások							
		1						Gyermekvédelmi Lakás Alap				1 610,0		1 610,0
		6						Mozgáskorlátozottak szerzési és átalakítási támogatása				900,0		900,0
		7						GYES-en és GYED-en lévők hallgatói hitelének célzott támogatása				620,0		620,0
	18						Gyermekvédelmi szolgáltatások fejlesztése					115,0		115,0
	19						Szociális célú humánszolgáltatások							
		1						Szociális célú nem állami humánszolgáltatások támogatása				67 343,5		67 343,5

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
		4						Támogató szolgáltatások, közösségi ellátások, utcai szociális munka, krízisközpont és a Biztos Kezdet Gyerekház finanszírozása				5 495,4		5 495,4
		7						Szociális, gyermekjóléti és gyermekvédelmi feladatok ellátási szerződésekkel történő finanszírozása				383,3		383,3
	20						Társadalmi kohéziót erősítő tárcaközi integrációs szociális programok							
		3						Család, esélyteremtési és önkéntes házak támogatása				163,9		163,9
		6						Fogyatékos személyek esélyegyenlőségét elősegítő programok támogatása				257,3		257,3
		8						Jelnyelvi tolmácsszolgáltatás és elemi látásrehabilitáció támogatása				479,5		479,5
		12						Hajléktalanokhoz kapcsolódó közfeladatok ellátása				450,9		450,9
		13						Autista otthonok, értelmi sérült és halmozottan fogyatékosokat ellátó lakóotthonok támogatása				190,0		190,0
	22						Egészségügyi ágazati előirányzatok							
		2						Egészségügyi ellátási és fejlesztési feladatok				221,6		221,6
		3						Légimentés eszközpark bérlésével összefüggő kiadások				1 506,1		1 506,1
		13						Kisforgalmú gyógyszertárak működtetési támogatása				700,0		700,0
		19						Patika hitelprogram kamattámogatása				370,0		370,0
		24						Egészségügyi intézmények rendkívüli támogatása				5 510,2	5 510,2	
	23						Sporttevékenység támogatása							
		4						Versenysport támogatása				979,1		979,1
		5						Országos sportági szakszövetségek akadémia rendszerének kialakításával, továbbá az MLSZ utánpótlás-neveléssel összefüggő feladatainak támogatása				1 710,0		1 710,0
		6						Az olimpiai mozgalommal összefüggő, valamint egyéb, a sport stratégiai fejlesztését szolgáló feladatok támogatására						
			1						Versenysport és olimpiai felkészülés szakmai támogatása			2 005,7		2 005,7
			2						Sporteredmények, sportszakmai tevékenység anyagi elismerése			2 548,5		2 548,5
			4						Doppingellenes tevékenység sportszakmai feladatai			187,7		187,7
			7						Utánpótlás-nevelési feladatok			1 925,8		1 925,8
			8						Fogyatékosok sportjának támogatása			327,0		327,0
			10						Nem olimpiai sportágak szakmai támogatása			200,0		200,0
		7						Sportteljesítmények elismerése, megbecsülése				140,2		140,2
		9						Válogatott keretagok emelt szintű sportegészségügyi vizsgálatainak támogatása				131,4		131,4
		23						Szabadidősport támogatása				372,0		372,0
		24						Diák- és hallgatói sport támogatása				466,7		466,7
		25						Sport népszerűsítésével összefüggő kiadások				25,0		25,0
		28						Stratégiai és sporttudományi innovációs folyamatok működtetése és projektjei				37,2		37,2
		29						Sportági fejlesztési koncepciók megvalósításával összefüggő feladatok támogatása, valamint sportszövetségek adósságrendezése				12 551,4		12 551,4
	24						Sportlétesítmények fejlesztése és kezelése							
		10						Az MLSZ sportlétesítmények biztonságtechnikai fejlesztésével összefüggő feladatainak támogatása				714,0		714,0
		11						Sportlétesítmények fejlesztése és fenntartása						
			2						Állami, önkormányzati és egyéb sportlétesítmények fejlesztése, fenntartása			548,4		548,4
			3						XIV. Nyári Európai Ifjúsági Olimpiai Fesztiválhoz (EYOF) kapcsolódó fejlesztések			1 549,0		1 549,0
			4						Győr Aréna beruházás támogatása			4 900,0		4 900,0

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
		12						Magyar Sport Háza támogatása				302,5		302,5
		13						Debreceni Nagyerdei Labdarúgó Stadion rekonstrukció támogatása						
			2						Debreceni Nagyerdei Labdarúgó Stadion rekonstrukciójának, valamint a Nagyerdei Stadion Rekonstrukciós Kft. működésének támogatása			1 793,2		1 793,2
		14						Nemzeti Stadionfejlesztési Program megvalósítása						
			1						Budapest Bozsik Stadion labdarúgó sportlétesítmény-fejlesztése			400,0		400,0
			2						Győri ETO Futball Club labdarúgó sportlétesítmény-fejlesztése			560,0		560,0
			3						Budapest Szusza Ferenc Stadion labdarúgó sportlétesítmény-fejlesztése			560,0		560,0
			4						Pécs labdarúgó sportlétesítmény-fejlesztése			500,0		500,0
			5						Nyíregyháza labdarúgó sportlétesítmény-fejlesztése			500,0		500,0
			6						Budapest Illovszky Rudolf Stadion labdarúgó sportlétesítmény-fejlesztése			500,0		500,0
			7						Zalaegerszeg labdarúgó sportlétesítmény-fejlesztése			500,0		500,0
			8						Kaposvár labdarúgó sportlétesítmény-fejlesztése			560,0		560,0
			9						Kecskemét labdarúgó sportlétesítmény-fejlesztése			560,0		560,0
			10						Budapest Hidegkuti Nándor Stadion labdarúgó sportlétesítmény-fejlesztése			560,0		560,0
			11						Paks labdarúgó sportlétesítmény-fejlesztése			560,0		560,0
			12						Pápa labdarúgó sportlétesítmény-fejlesztése			560,0		560,0
			13						Békéscsaba labdarúgó sportlétesítmény-fejlesztése			560,0		560,0
			14						Mezőkövesd labdarúgó sportlétesítmény-fejlesztése			220,0		220,0
			15						Siófok labdarúgó sportlétesítmény-fejlesztése			600,0		600,0
			16						Dunaújváros labdarúgó sportlétesítmény-fejlesztése			600,0		600,0
			17						Gyirmót labdarúgó sportlétesítmény-fejlesztése			600,0		600,0
			18						Ajka labdarúgó sportlétesítmény-fejlesztése			400,0		400,0
			19						Balmazújváros labdarúgó sportlétesítmény-fejlesztése			400,0		400,0
			20						Cegléd labdarúgó sportlétesítmény-fejlesztése			400,0		400,0
			21						Kozármisleny labdarúgó sportlétesítmény-fejlesztése			400,0		400,0
			22						Sopron labdarúgó sportlétesítmény-fejlesztése			400,0		400,0
			23						Szolnok labdarúgó sportlétesítmény-fejlesztése			400,0		400,0
			24						Tatabánya labdarúgó sportlétesítmény-fejlesztése			400,0		400,0
			25						Szigetszentmiklós labdarúgó sportlétesítmény-fejlesztése			120,0		120,0
			26						Kisvárda labdarúgó sportlétesítmény-fejlesztése			120,0		120,0
			27						Nemzeti Stadionfejlesztési Program tartalékkerete			95,0		95,0
		15						Nemzeti Olimpiai Központ beruházás támogatása				20 268,6		20 268,6
		16						Tüskecsarnok és új uszodakomplexum beruházás támogatása				3 707,0		3 707,0
		17						Nemzeti Kézilabda Akadémia támogatása				2 315,3		2 315,3
		18						A 16 kiemelt sportág sportlétesítmény-fejlesztésének támogatása				4 020,6		4 020,6
		19						A 2021. évi Úszó-, Vízilabda-, Műugró, Műúszó és Nyíltvízi Világbajnokság megrendezéséhez kötődő sportlétesítmény-fejlesztések támogatása				2 000,0		2 000,0
		20						Szombathelyi sportcélú beruházások támogatása (Szombathelyi Haladás Stadion fejlesztésének támogatása)				4 625,8		4 625,8
		21						Székesfehérvári Sóstói Stadion fejlesztésének támogatása				4 500,0		4 500,0
		22						Diósgyőri Stadion fejlesztésének támogatása				1 750,0		1 750,0
		23						Budafoki Munkás Testedző Egyesület Sportcsarnoka fejlesztésének támogatása				606,5		606,5
		24						Nyíregyházi Bujtosi Szabadidő Csarnok fejlesztésének támogatása				2 098,0		2 098,0

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
		25						Mosonmagyaróvári Sportcsarnok beruházás támogatása				240,0		240,0
		26						Gabányi László Sportcsarnok fejlesztésének támogatása				120,0		120,0
		27						Nyéki Imre Uszoda fejlesztésének támogatása				120,0		120,0
		28						Mogyoródi úti Sporttelep fejlesztésének támogatása				200,0		200,0
		29						Tornaterem-építési program				3 000,0		3 000,0
		30						Tanuszoda-fejlesztési program				3 000,0		3 000,0
	25						Felújítások központi támogatása, egyéb fejlesztési támogatások							
		15						MOME Campus – Kreatív Innovációs és Tudáspark kialakítása				3 041,4		3 041,4
		16						Klebelsberg kastély felújítása				620,0		620,0
		17						Dunamelléki Református Egyházkerület "Kárpátmedencei Református Fiatalok Háza" projektje				300,0		300,0
		18						Tiszáninneni Református Egyházkerület "Károlyi Gáspár program"				350,0		350,0
		19						Győri Evangélikus Egyházközség Insula Lutherana fejlesztés				420,0		420,0
	26						Alapítványok, közalapítványok által ellátott feladatok és általuk fenntartott intézmények támogatása							
		1						Oktatási alapítványok, közalapítványok						
			2						Közalapítvány a Budapesti Német Nyelvű Egyetemért			184,3		184,3
			14						Autizmus Alapítvány			35,0		35,0
			19						Határon túli magyar felsőoktatási intézmények támogatása			250,0		250,0
		2						Kulturális alapítványok, közalapítványok						
			10						Egyéb kulturális alapítványok működési és programtámogatása			1 360,0		1 360,0
			12						Trianon Múzeum Alapítvány (Várpalotai Trianon Múzeum) támogatása			50,0		50,0
	27						Nemzeti Pedagógus Kar működtetésének támogatása					50,0		50,0
	28						Gazdasági társaságok által ellátott feladatok támogatása							
		2						Gazdasági társaságok által ellátott kulturális feladatok támogatása				7 991,8		7 991,8
		3						Gazdasági társaságok által ellátott szociális feladatok támogatása				210,9		210,9
		4						Gazdasági társaságok által ellátott köznevelési feladatok támogatása				603,5		603,5
		5						Gazdasági társaságok által ellátott felsőoktatási feladatok támogatása				92,4		92,4
	30						Társadalmi, civil és non-profit szervezetek működési támogatása							
		23						Kulturális társadalmi, civil és non-profit szervezetek						
			2						Kulturális társadalmi, civil szervezetek, szövetségek, egyesületek támogatása			114,8		114,8
			3						Területi Művelődési Intézmények Egyesülete (TEMI) támogatása			450,0		450,0
			4						Magyar Írószövetség támogatása			30,0		30,0
			5						Tudományos Ismeretterjesztő Társulat támogatása			25,0		25,0
		24						Egészségügyi társadalmi, civil és non-profit szervezetek						
			1						Magyar Vöröskereszt támogatása			100,1		100,1
			2						Magyar Rákellenes Liga támogatása			30,0		30,0
			3						Egészségügyi társadalmi, civil és non-profit szervezetek működési támogatása			51,3		51,3
			4						Magyar ILCO Szövetség támogatása			30,0		30,0
			5						Magyar Gyermekonkológiai Hálózat			20,0		20,0
			6						Daganatos Betegek Rehabilitációs Lelki Otthona			20,0		20,0
		25						Szociális társadalmi, civil és non-profit szervezetek						
			5						Fogyatékos személyek érdekvédelmi szervezetei és szolidaritási programok támogatása			208,5		208,5

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XX. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
			6						Értelmi Fogyatékossággal Élők és Segítőik Országos Érdekvédelmi Szövetsége			136,5		136,5
			7						Siketek és Nagyothallók Országos Szövetsége			173,2		173,2
			8						Mozgáskorlátozottak Egyesületeinek Országos Szövetsége			168,0		168,0
			9						Vakok és Gyengénlátók Országos Szövetsége			173,2		173,2
			10						Magyar Szervátültetettek Országos Sport, Kulturális és Érdekvédelmi Szövetsége			20,0		20,0
			11						Autisták Országos Szövetsége			52,5		52,5
			12						Siketvakok Országos Egyesülete			21,0		21,0
			13						Értelmi Sérülteket Szolgáló Társadalmi Szervezetek és Alapítványok Országos Szövetsége			41,5		41,5
			21						Karitatív tevékenységet végző szervezetek támogatása			618,7		618,7
			23						Dévény Anna Alapítvány			40,0		40,0
		26						Sport-, társadalmi, civil és non-profit szervezetek						
			2						Magyar Olimpiai Bizottság			423,0		423,0
	32						A látvány-csapatsport támogatásával összefüggő feladatok					141,3	141,3	
	35						Hozzájárulás a lakossági energiaköltségekhez					100,0	100,0	
	39						Szociális intézményi foglalkoztatás támogatása					2 075,6		2 075,6
	46						Megváltozott munkaképességűek foglalkoztatásával összefüggő bértámogatás					720,0		720,0
	47						Megváltozott munkaképességű munkavállalók foglalkoztatásának támogatása					34 313,5		34 313,5
	48						Kincstári díj és pénzügyi tranzakciós illeték					29,9		29,9
	50						Kulturális szakmai feladatok támogatása							
		3						Emlékpont Központ támogatása				25,0		25,0
		7						Liget Budapest projekt előkészítése és megvalósítása				10,0		10,0
	51						Fejezeti általános tartalék					883,8		883,8
	54						Nemzeti Együttműködési Alap					3 380,0		3 380,0
	55						Egyházi célú központi költségvetési hozzájárulások							
		1						Egyházi kulturális tevékenységek támogatása (közgyűjtemények, közművelődési intézmények, kulturális programok)						
			1						Egyházi közgyűjtemények és közművelődési intézmények támogatása			2 846,0		2 846,0
		2						Egyházi hit- és egyéb oktatási tevékenység támogatása						
			1						Hittanoktatás támogatása			3 100,0		3 100,0
		3						Egyházi alapintézmény-működés, SZJA rendelkezés és kiegészítése				10 580,0		10 580,0
		4						Átadásra nem került ingatlanok utáni járadék				17 870,8		17 870,8
		5						Kistelepülési és szórvány egyházi támogatások						
			1						Az 5000 lakosnál kisebb településeken szolgálatot teljesítő egyházi személyek jövedelempótléka - Bevett egyházak			1 440,0		1 440,0
			4						Külhonban szolgálatot teljesítő egyházi személyek jövedelempótléka - Határon túli egyház és annak belső egyházi jogi személye			210,0		210,0
		7						Egyházi épített örökség védelme és egyéb beruházások				1 350,0		1 350,0
		8						A Piarista Rend Magyar Tartománya fejlesztéseinek támogatása				1 200,0		1 200,0
		9						Egyházi közösségi célú programok és beruházások támogatása				706,0		706,0
		11						A debreceni református oktatási-nevelési intézményrendszer infrastrukturális fejlesztése				3 000,0		3 000,0
		12						Vallási tevékenységet végző szervezetek támogatása				150,0		150,0
		13						Határon túli egyházi köznevelési intézmények fejlesztésének támogatása				600,0		600,0
	56						Nemzetiségi támogatások					1 314,4		1 314,4

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	XX. FEJEZET Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
	57					Országos nemzetiségi önkormányzatok és média támogatása			
		1				Bolgár Országos Önkormányzat és Média	43,7		43,7
		2				Magyarországi Görögök Országos Önkormányzata és Média	44,9		44,9
		3				Országos Horvát Önkormányzat és Média	144,5		144,5
		4				Magyarországi Németek Országos Önkormányzata és Média	214,1		214,1
		5				Magyarországi Románok Országos Önkormányzata és Média	89,6		89,6
		6				Országos Roma Önkormányzat és Média	267,2		267,2
		7				Országos Lengyel Önkormányzat és Média	47,0		47,0
		8				Országos Örmény Önkormányzat és Média	42,5		42,5
		9				Országos Szlovák Önkormányzat és Média	128,0		128,0
		10				Országos Szlovén Önkormányzat és Média	64,0		64,0
		11				Szerb Országos Önkormányzat és Média	78,7		78,7
		12				Országos Ruszin Önkormányzat és Média	36,1		36,1
		13				Ukrán Országos Önkormányzat és Média	36,2		36,2
	58					Országos nemzetiségi önkormányzatok által fenntartott intézmények támogatása			
		1				Bolgár Országos Önkormányzat által fenntartott intézmények támogatása	30,8		30,8
		2				Magyarországi Görögök Országos Önkormányzata által fenntartott intézmények támogatása	15,0		15,0
		3				Országos Horvát Önkormányzat által fenntartott intézmények támogatása	65,5		65,5
		4				Magyarországi Németek Országos Önkormányzata által fenntartott intézmények támogatása	125,6		125,6
		5				Magyarországi Románok Országos Önkormányzata által fenntartott intézmények támogatása	27,5		27,5
		6				Országos Roma Önkormányzat által fenntartott intézmények támogatása	78,6		78,6
		7				Országos Lengyel Önkormányzat által fenntartott intézmények támogatása	25,8		25,8
		8				Országos Örmény Önkormányzat által fenntartott intézmények támogatása	7,0		7,0
		9				Országos Szlovák Önkormányzat által fenntartott intézmények támogatása	118,8		118,8
		10				Országos Szlovén Önkormányzat által fenntartott intézmények támogatása	46,4		46,4
		11				Szerb Országos Önkormányzat által fenntartott intézmények támogatása	54,7		54,7
		12				Országos Ruszin Önkormányzat által fenntartott intézmények támogatása	7,8		7,8
		13				Ukrán Országos Önkormányzat által fenntartott intézmények támogatása	8,0		8,0
	59					Társadalmi felzárkózást segítő programok			
		4				Roma kultúra támogatása	60,0		60,0
		5				Társadalmi, gazdasági, területi hátránykiegyenlítést elősegítő programok, szakkollégiumok	510,0		510,0
		6				Felzárkózás-politika koordinációja	66,0		66,0
		7				Roma ösztöndíj programok	2 067,1		2 067,1
		9				Társadalmi felzárkózási és integrációs intézkedések	1 050,0		1 050,0
						1 - 20. cím összesen:	**2 179 318,8**	**905 961,9**	**1 273 356,9**
21						**Nemzeti Család- és Szociálpolitikai Alap**			
	1					Családi támogatások			
		1				Családi pótlék	340 178,9		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
						XX. FEJEZET			
		2				Anyasági támogatás	5 358,0		
		3				Gyermekgondozási segély	68 719,7		
		4				Gyermeknevelési támogatás	14 032,7		
		5				Gyermekek születésével kapcsolatos szabadság megtérítése	2 840,8		
		6				Pénzbeli és természetbeni gyermekvédelmi támogatások	6 340,7		
		7				Életkezdési támogatás	6 667,2		
		8				Gyermektartásdíjak megelőlegezése	2 081,0		
	2					Korhatár alatti ellátások			
		1				Szolgálati járandóság	85 871,4		
		2				Korhatár előtti ellátás, balettművészeti életjáradék	89 684,1		
	3					Jövedelempótló és jövedelemkiegészítő szociális támogatások			
		1				Átmeneti bányászjáradék, szénjárandóság kiegészítése és kereset-kiegészítése	9 117,0		
		2				Mezőgazdasági járadék	3 003,6		
		3				Fogyatékossági támogatás és a vakok személyi járadéka	31 580,4		
		4				Politikai rehabilitációs és más nyugdíj-kiegészítések	18 857,5		
		5				Házastársi pótlék	3 764,5		
		6				Egyéb támogatások (Cukorbetegek támogatása, Lakbértámogatás)	54,9		
		7				Megváltozott munkaképességűek kereset-kiegészítése	444,0		
	4					Különféle jogcímen adott térítések			
		1				Közgyógyellátás	18 850,0		
		2				Egészségügyi feladatok ellátásával kapcsolatos hozzájárulás	5 400,0		
		4				Folyósított ellátások utáni térítés	1 689,6		
						21. cím összesen:	**714 536,0**		
22						**Települési és területi nemzetiségi önkormányzatok támogatása**	1 520,0		
26						**Gyógyszertári tulajdoni hányad állami elővásárlás kiadása**	250,0		
27						**Gyógyszertári tulajdoni hányad értékesítéséből származó bevétel**		1,0	
						XX. fejezet összesen:	**2 895 624,8**	**905 962,9**	**1 273 356,9**
						XXX. GAZDASÁGI VERSENYHIVATAL			
1						**Gazdasági Versenyhivatal igazgatása**		66,3	2 246,3
				1		*Működési költségvetés*			
					1	Személyi juttatások	1 042,4		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	291,3		
					3	Dologi kiadások	552,3		
					5	Egyéb működési célú kiadások	197,3		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	229,3		
2						**Fejezeti kezelésű előirányzatok**			
	2					Fejezeti tartalék	45,8		45,8
						XXX. fejezet összesen:	**2 358,4**	**66,3**	**2 292,1**
						XXXI. KÖZPONTI STATISZTIKAI HIVATAL			
1						**Központi Statisztikai Hivatal**		511,1	7 553,0
				1		*Működési költségvetés*			
					1	Személyi juttatások	4 864,8		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / XXXI. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 279,8		
					3	Dologi kiadások	1 663,9		
					5	Egyéb működési célú kiadások	22,3		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	178,1		
					7	Felújítások	20,0		
					8	Egyéb felhalmozási célú kiadások	35,2		
4						**KSH Könyvtár**		9,0	180,2
				1		*Működési költségvetés*			
					1	Személyi juttatások	122,2		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	32,3		
					3	Dologi kiadások	34,7		
5						**KSH Népességtudományi Kutató Intézet**		30,9	138,5
				1		*Működési költségvetés*			
					1	Személyi juttatások	104,9		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	28,2		
					3	Dologi kiadások	36,3		
6						**Fejezeti kezelésű előirányzatok**			
	1					Statisztikai Elemző Központ Korlátolt Felelősségű Társaság támogatása	600,0		600,0
						XXXI. fejezet összesen:	**9 022,7**	**551,0**	**8 471,7**
						XXXIII. MAGYAR TUDOMÁNYOS AKADÉMIA			
1						**MTA Titkársága**			
	1					MTA Igazgatása		18,1	1 100,8
				1		*Működési költségvetés*			
					1	Személyi juttatások	802,2		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	205,7		
					3	Dologi kiadások	76,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	20,0		
					8	Egyéb felhalmozási célú kiadások	15,0		
	2					MTA Doktori tiszteletdíjak és Bolyai ösztöndíjak		21,1	4 713,8
				1		*Működési költségvetés*			
					1	Személyi juttatások	3 735,0		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	965,0		
					3	Dologi kiadások	34,9		
	3					Akadémikusi tiszteletdíjak és hozzátartozói ellátások			2 380,8
				1		*Működési költségvetés*			
					1	Személyi juttatások	1 895,7		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	483,5		
					3	Dologi kiadások	1,6		
	4					MTA Köztestületi feladatok			203,7
				1		*Működési költségvetés*			
					1	Személyi juttatások	107,4		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	16,4		
					3	Dologi kiadások	76,9		
					5	Egyéb működési célú kiadások	3,0		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XXXIII. FEJEZET	2014. évi előirányzat		
											Kiemelt előirányzat neve	Kiadás	Bevétel	Támogatás
2						**MTA Könyvtár és Információs Központ**								
	1						MTA Könyvtár és Információs Központ						230,7	556,4
				1						*Működési költségvetés*				
					1						Személyi juttatások	412,8		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	106,2		
					3						Dologi kiadások	250,1		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	18,0		
3						**MTA kutatóközpontok, kutatóintézetek**							12 859,2	14 441,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	14 412,0		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	3 863,7		
					3						Dologi kiadások	7 720,1		
					5						Egyéb működési célú kiadások	117,0		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	1 080,2		
					7						Felújítások	97,3		
					8						Egyéb felhalmozási célú kiadások	10,0		
4						**MTA Támogatott Kutatóhelyek**							15,0	2 691,6
				1						*Működési költségvetés*				
					1						Személyi juttatások	1 900,3		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	479,1		
					3						Dologi kiadások	322,0		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	5,2		
5						**MTA egyéb intézmények**								
	1						MTA Létesítménygazdálkodási Központ						586,0	713,5
				1						*Működési költségvetés*				
					1						Személyi juttatások	338,5		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	91,2		
					3						Dologi kiadások	826,5		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	43,3		
	2						MTA Jóléti intézmények						301,7	222,1
				1						*Működési költségvetés*				
					1						Személyi juttatások	230,2		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	66,5		
					3						Dologi kiadások	224,9		
				2						*Felhalmozási költségvetés*				
					6						Beruházások	2,2		
	3						MTA Területi Akadémiai Bizottságok Titkársága						84,7	150,2
				1						*Működési költségvetés*				
					1						Személyi juttatások	112,1		
					2						Munkaadókat terhelő járulékok és szociális hozzájárulási adó	30,3		
					3						Dologi kiadások	91,9		
					5						Egyéb működési célú kiadások	0,6		
	4						Széchenyi Irodalmi és Művészeti Akadémia						1,5	12,1
				1						*Működési költségvetés*				

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	XXXIII. FEJEZET – Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Elő-ir. csop. név / Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
					1	Személyi juttatások	9,1		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	2,4		
					3	Dologi kiadások	2,1		
6						**OTKA Iroda**			363,8
				1		*Működési költségvetés*			
					1	Személyi juttatások	200,5		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	49,8		
					3	Dologi kiadások	103,5		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	10,0		
7						**Fejezeti kezelésű előirányzatok**			
	1					Társadalmi szervezetek és alapítványok támogatása (tudományos társaságok, Nagy Imre Alapítvány, Bolyai Alapítvány, Bolyai Műhely Alapítvány)	80,9		80,9
	2					Határon túli magyar tudósok és tudományos szervezetek támogatása	46,6		46,6
	3					Kolozsvári Akadémiai Bizottság támogatása	10,0		10,0
	4					Országos Tudományos Kutatási Alapprogramok	7 686,0		7 686,0
	5					Tudományos könyv- és folyóirat-kiadás támogatása	198,5		198,5
	6					Európai Uniós és hazai kutatóintézeti pályázatok támogatása	1 076,9		1 076,9
	7					Infrastruktúra fejlesztés	1 742,0		1 742,0
	8					Lendület Program	3 388,7		3 388,7
	9					Fiatal kutatók pályázatos támogatása	898,3		898,3
	10					Nemzetközi kapcsolatok és nemzetközi tagdíjak	337,9		337,9
	11					Posztdoktori pályázatok támogatása	846,0		846,0
	12					Szakmai feladatok teljesítése	600,0		600,0
	13					Kiválósági központok támogatása	300,0		300,0
	14					Központi kezelésű felújítások	723,8		723,8
	15					MTA Bölcsészet és Társadalomtudományok Kutatóháza létrehozása	3 600,0		3 600,0
						XXXIII. fejezet összesen:	**63 203,5**	**14 118,0**	**49 085,5**
						XXXIV. MAGYAR MŰVÉSZETI AKADÉMIA			
1						**MMA Titkársága**			
	1					MMA Titkárság Igazgatása			1 708,1
				1		*Működési költségvetés*			
					1	Személyi juttatások	558,0		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	150,6		
					3	Dologi kiadások	619,5		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	380,0		
	2					MMA köztestületi feladatok			2 191,1
				1		*Működési költségvetés*			
					1	Személyi juttatások	1 538,0		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	417,0		
					3	Dologi kiadások	236,1		
	3					Művészetelméleti- és Módszertani Kutatóintézet			109,4
				1		*Működési költségvetés*			
					1	Személyi juttatások	54,0		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	15,4		

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve (XXXIV. FEJEZET)	2014. évi előirányzat Kiadás	Bevétel	Támogatás
					3	Dologi kiadások	20,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	20,0		
4						**Fejezeti kezelésű előirányzatok**			
	1					Országos művészeti társaságok, szövetségek támogatása	100,0		100,0
	2					Magyar Művészetek Háza Programok	153,0		153,0
	3					Nemzetközi programok, konferenciák, nemzetközi tagdíjak	10,0		10,0
	6					Kutatási tevékenység támogatása	50,0		50,0
	7					Pályázati alapok	160,0		160,0
	8					Vigadó Galéria kiállításai	13,0		13,0
	10					Fejezeti tartalék	39,4		39,4
						XXXIV. fejezet összesen:	**4 534,0**		**4 534,0**
						XLI. ADÓSSÁGSZOLGÁLATTAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK			
1						**Devizában fennálló adósság és követelések kamatelszámolásai**			
	1					Devizahitelek kamatelszámolásai			
		1				Nemzetközi pénzügyi szervezetektől és külföldi pénzintézetektől felvett hitelek kamatelszámolásai			
			2			EBB hitelek kamatelszámolásai	24 321,3		
			3			KfW hitelek kamatelszámolásai	148,6		
			4			ET Fejlesztési Bank hiteleinek kamatelszámolásai	3 310,1		
			6			MÁV-tól és a GySEV-től 2002-ben átvállalt hitelek kamatelszámolásai	1 002,4		
			7			ÁAK Rt-től 2002-ben átvállalt devizahitelek kamatelszámolásai	388,4		
			8			EBRD hitelek kamatelszámolásai	0,4		
			9			EB/IMF hitelek kamatelszámolásai	27 619,7		
			11			Önkormányzatoktól 2011-ben átvállalt devizahitelek kamata (külföldi bank felé)	84,1		
			12			Önkormányzatoktól 2013-ban átvállalt devizahitelek kamatkiadásai	6 053,5		
		2				Belföldi devizahitelek kamata			
			1			Önkormányzatoktól 2011-ben átvállalt devizahitelek kamata	1 531,2		
	2					Devizakötvények kamatelszámolásai			
		1				Külföld felé			
			1			1999-től kibocsátott devizakötvények kamatelszámolásai	267 072,5	432,7	
			5			Devizaszámla kamatelszámolásai		47,4	
			6			Az önkormányzatoktól 2013-ban átvállalt devizakötvények kamatkiadásai	525,8		
2						**A forintban fennálló adósság és követelések kamatelszámolásai**			
	1					Forinthitelek kamatelszámolásai			
		2				Egyéb hitelek kamatelszámolásai			
			18			EBB forint hitelek kamatelszámolásai	23 368,0		
			19			ET Fejlesztési Bank Hiteleinek kamatelszámolásai	2 771,8		
			20			MÁV-tól 2011-ben átvállalt forint hitelek kamata	393,3		
			21			Az önkormányzatoktól 2013-ban átvállalt forint hitelek kamatkiadásai	5 346,5		
	2					Államkötvények kamatelszámolása			
		1				Piaci értékesítésű államkötvények kamatelszámolásai			
			1			Hiányt finanszírozó és adósságmegújító államkötvények kamatelszámolásai	636 280,0	82 338,1	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	XLI. FEJEZET Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
		2				Nem piaci értékesítésű államkötvények kamatelszámolása			
			1			Lakással kapcsolatos államkötvények kamatelszámolásai	383,8		
			2			Konszolidációval kapcsolatos államkötvények kamatelszámolásai	1 602,1		
			4			Kamatmentes adósság kötvényesítésével kapcsolatos államkötvények kamatelszámolásai	5 733,6		
			7			Alárendelt kölcsöntőkekötvény kamatelszámolása		393,1	
	3					Kincstárjegyek kamatelszámolásai			
		1				Diszkont kincstárjegyek kamatelszámolása	90 499,0		
		2				Lakossági kincstárjegyek kamatelszámolása	66 579,1		
	4					Kincstári egységes számla forintbetét kamatelszámolásai		8 431,3	
3						**Adósság és követeléskezelés egyéb kiadásai**			
	1					Jutalékok és egyéb költségek			
		1				Deviza elszámolások			
			1			Piaci kibocsátások, hitelfelvételek, átvállalások elszámolásai	4 230,0		
		2				Forint elszámolások	18 286,9		
		3				Tranzakciós illeték	58 142,7		
	2					Állampapírok értékesítését támogató kommunikációs kiadások	1 700,0		
	3					Adósságkezelés költségei	1 063,0		
						XLI. fejezet összesen:	**1 248 437,8**	**91 642,6**	
						XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI			
1						**Vállalkozások költségvetési befizetései**			
	1					Társasági adó		358 800,0	
	3					Hitelintézeti járadék		22 600,0	
	4					Pénzügyi szervezetek különadója		144 000,0	
	5					Cégautóadó		34 500,0	
	6					Egyszerűsített vállalkozói adó		67 000,0	
	7					Bányajáradék		65 000,0	
	8					Játékadó		33 000,0	
	9					Ökoadó			
		1				Energiaadó		17 300,0	
		2				Környezetterhelési díj		7 500,0	
	10					Egyéb befizetések		21 300,0	
	11					Energiaellátók jövedelemadója		61 100,0	
	12					Rehabilitációs hozzájárulás		65 000,0	
	14					Kisadózók tételes adója		78 000,0	
	15					Kisvállalati adó		45 400,0	
	16					Közműadó		53 000,0	
	17					Korkedvezmény-biztosítási járulék		19 188,9	
2						**Fogyasztáshoz kapcsolt adók**			
	1					Általános forgalmi adó		3 014 089,6	
	2					Jövedéki adó		931 900,0	
	3					Regisztrációs adó		16 300,0	
	4					Távközlési adó		57 000,0	
	5					Pénzügyi tranzakciós illeték		269 400,0	
	6					Biztosítási adó		28 000,0	
3						**Lakosság költségvetési befizetései**			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XLII. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
	1						Személyi jövedelemadó						1 550 000,0	
	2						Egyéb lakossági adók						200,0	
	4						Lakossági illetékek						110 000,0	
	5						Gépjárműadó						39 000,0	
	6						Magánszemélyek jogviszony megszűnéséhez kapcsolódó egyes jövedelmeinek különadója						900,0	
4						**Egyéb költségvetési bevételek**								
	1						Vegyes bevételek							
		8						Egyéb vegyes bevételek					4 366,0	
		9						Kezesség-visszatérülés					3 871,0	
	2						Központosított bevételek							
		1						Bírságbevételek					44 279,6	
		2						Termékdíjak					51 641,1	
		3						Egyéb központosított bevételek					16 270,2	
		4						Megtett úttal arányos útdíj					133 858,3	
		5						Hulladéklerakási járulékból származó bevétel					13 000,0	
5						**Költségvetési befizetések**								
	1						Központi költségvetési szervek						30 699,9	
	2						Munkahelyvédelmi akciótervvel összefüggő befizetések							
		1						Központi költségvetési szervek					12 000,0	
		2						Helyi önkormányzati költségvetési szervek					11 500,0	
	3						Köznevelési intézmények működtetésével kapcsolatos önkormányzati befizetések						8 004,0	
	4						Kutatási és Technológiai Innovációs Alap befizetése						10 000,0	
7						**Egyéb uniós bevételek**								
	2						Vámbeszedési költség megtérítése						9 300,0	
	3						Cukorágazati hozzájárulás beszedési költség megtérítése						192,0	
	4						Uniós támogatások utólagos megtérülése							
		4						Kohéziós Alap					22 953,8	
8						**Tőke követelések visszatérülése**								
	1						Kormányhitelek visszatérülése						350,1	
	2						Alárendelt kölcsöntőke kötvény visszatérülése						10 412,0	
27						**Diákhitel tartozások részleges elengedése**						4 000,0		
28						**Diákhitel 2 konstrukció kamattámogatása**						504,0		
29						**Lakástámogatások**								
	1						Egyéb lakástámogatások					159 200,0		
30						**Vállalkozások folyó támogatása**								
	2						Egyéb vállalati támogatások							
		1						Termelési támogatás						
			2						Mecseki uránbányászok baleseti járadékainak és egyéb kártérítési kötelezettségeinek átvállalása			225,0		
			7						Egyéb megszűnt jogcímek miatt járó támogatás			5,0		
	3						Normatív támogatások							
		3						Eximbank Zrt. kamatkiegyenlítése				14 000,0		
	4						Fuvarozók kamattámogatása					600,0		
31						**Szociálpolitikai menetdíj támogatás**						104 000,0		
32						**Egyéb költségvetési kiadások**								
	1						Vegyes kiadások							
		4						Felszámolásokkal kapcsolatos kiadások				3 000,0		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	XLII. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
		5						Szanálással kapcsolatos kiadások				1,0		
		6						Magán- és egyéb jogi személyek kártérítése				500,0		
		7						Védelmi felkészítés előirányzatai						
			1						Honvédelmi- és gazdasági felkészülés központi kiadásai			497,0		
			2						Honvédelmi Tanács és a Kormány speciális működési feltételeinek biztosítása			1 100,0		
		11						Egyéb vegyes kiadások				4 000,0		
		12						1% SZJA közcélú felhasználása				7 800,0		
		19						Mehib és Eximbank behajtási jutaléka				2,5		
		21						Ügyfélnek visszajáró vámbiztosíték, egyéb vámvisszatérítések				1,0		
		22						Gazdálkodó szervezetek által befizetett termékdíj-visszaigénylés				1 620,0		
		23						Hulladék-közszolgáltatással kapcsolatos kiadások				5 000,0		
33						**Állam által vállalt kezesség és viszontgarancia érvényesítése**								
	3						Eximbank Zrt. által vállalt garanciaügyletekből eredő fizetési kötelezettség					200,0		
	4						MEHIB Zrt. általi biztosítási tevékenységből eredő fizetési kötelezettség					4 910,0		
	5						Garantiqa Hitelgarancia Zrt. garanciaügyleteiből eredő fizetési kötelezettség					18 163,0		
	7						Agrár-Vállalkozási Hitelgarancia Alapítvány garanciaügyleteiből eredő fizetési kötelezettség					1 900,0		
	10						A közszférában dolgozók lakáshiteleihez vállalt kezességből eredő fizetési kötelezettség					700,0		
	13						Agrárhitelekhez vállalt kezességekből eredő fizetési kötelezettség					100,0		
	14						A "fészekrakó" programhoz vállalt kezességből eredő fizetési kötelezettség					5 200,0		
	15						MFB Zrt. által nyújtott hitelekből és vállalt garanciaügyletekből eredő fizetési kötelezettség					934,5		
	16						Áthidaló hitelprogramra vállalt kezességekből eredő fizetési kötelezettség					100,0		
	19						Gyűjtőszámla hitelprogramra vállalt kezességekből eredő fizetési kötelezettség					12,0		
	20						E-útdíj fizetési célú hitelprogramhoz vállalat kezességekből eredő fizetési kötelezettség					100,0		
34						**Kormányzati rendkívüli kiadások**								
	2						Pénzbeli kárpótlás							
		1						Pénzbeli kárpótlás				1 670,9		
		2						Az 1947-es párizsi békeszerződésből eredő kárpótlás				2 650,3		
		3						Pénzbeli kárpótlás folyósítási költségei				72,7		
35						**Garancia és hozzájárulás a társadalombiztosítási ellátásokhoz**								
	2						Egészségbiztosítási Alap támogatása							
		4						Járulék címen átadott pénzeszköz				370 413,3		
		5						Rokkantsági, rehabilitációs ellátások fedezetére átadott pénzeszköz				345 000,0		
		8						Munkahelyvédelmi akciótervvel összefüggő hozzájárulás E.Alapnak				92 185,0		
		9						Kiadások támogatására pénzeszköz-átadás				109 787,6		
36						**Nemzetközi elszámolások kiadásai**								
	1						Nemzetközi tagdíjak							
		1						IBRD alaptőkeemelés				744,3		
		2						IBRD alaptőke értékállóságának biztosítása				1 129,5		
		3						CEB tagdíj				5,2		
		4						Bruegel tagdíj				30,0		

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név	Al-cím név	Jog-cím-csop. név	Jog-cím név	Elő-ir. csop. név	XLII. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
		5						EIB tőkeemelés				5 330,8		
	2						Nemzetközi multilaterális segélyezési tevékenység							
		1						IDA alaptőke-hozzájárulás				1 192,1		
		2						IMF HIPC segélyprogramban való részvétel kamattámogatása				45,0		
		3						Hozzájárulás az EBRD által kezelt Nyugat-Balkáni Alaphoz				36,9		
		4						EU Szomszédsági Beruházási Eszköz				98,3		
	3						Egyéb kiadások					40,0		
37						**Hozzájárulás az EU költségvetéséhez**								
	1						ÁFA alapú hozzájárulás					36 547,9		
	2						GNI alapú hozzájárulás					232 975,6		
	3						Brit korrekció					19 155,7		
38						**A települési önkormányzatok adósságkonszolidációjához kapcsolódó állami támogatások**						64 000,0		
41						**Követeléskezelés költségei**						1,7		
42						**Alapok támogatása**								
	1						Nemzeti Foglalkoztatási Alap támogatása							
		2						Munkahelyvédelmi akciótervvel összefüggő hozzájárulás NFA-nak				95 936,7		
	2						Bethlen Gábor Alap támogatása					11 107,5		
	3						Központi Nukleáris Pénzügyi Alap támogatása					9 866,7		
	4						Wesselényi Miklós Ár- és Belvízvédelmi Kártalanítási Alap támogatása					12,4		
						XLII. fejezet összesen:						**1 738 411,1**	**7 492 176,5**	
						XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK								
1						**Az állami vagyonnal kapcsolatos bevételek**								
	1						Értékesítési bevételek							
		1						Ingatlan értékesítésből származó bevételek					8 000,0	
		2						Egyéb eszközök értékesítésből származó bevételek					50,0	
		3						Kibocsátási egységek értékesítéséből származó bevételek						
			1						Egyéb kibocsátási egységek értékesítési bevétele				18 541,7	
		6						Frekvencia használati jog értékesítésből származó bevételek					120 000,0	
	2						Hasznosítási bevételek							
		1						Bérleti díjak						
			1						Központi költségvetési szervek elhelyezésével kapcsolatos továbbszámlázott bérleti díj				125,6	
			3						Egyéb bérleti díj				528,0	
		2						Vagyonkezelői díj					1 548,0	
		3						Osztalékbevételek					28 580,0	
		4						Koncessziós díjak						
			1						Szerencsejáték koncessziós díj				2 100,0	
			2						Infrastruktúra koncessziókból származó díj				988,8	
			3						Bányakoncessziós díj				1 440,5	
			4						Dohánytermékek kiskereskedelmének koncessziós díja				826,0	
	3						Egyéb bevételek						500,0	
	4						Tőkekivonás						10 000,0	
2						**Az állami vagyonnal kapcsolatos kiadások**								
	1						Felhalmozási jellegű kiadások							
		1						Ingatlan-beruházások, ingatlanvásárlás						

millió forintban

Cím szám	Alcím szám	Jogcímcsop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcímcsop. név	Jogcím név	Előir. csop. név	XLIII. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
			1						A Nemzeti Eszközkezelő Zrt. által végrehajtott ingatlanvásárlások és ingatlan beruházások			37 000,0		
			2						Az MNV Zrt. ingatlan-beruházásai, ingatlanvásárlásai			10 066,0		
			3						Ferencvárosi labdarúgó stadion fejlesztése			8 394,0		
		2						Egyéb eszközök vásárlása				650,0		
		4						Állami tulajdoni részesedések növekedését eredményező kiadások						
			1						Az MNV Zrt. tulajdonosi joggyakorlásával kapcsolatos kifizetések			20 314,0		
			2						Az MFB Zrt. tulajdonosi joggyakorlásával kapcsolatos kifizetések			13 450,0		
		5						A 2015. évi Milánói Világkiállítás magyar pavilonjának megvalósításával kapcsolatos kiadások				1 113,0		
		6						Holokauszt Gyermekáldozatainak Emlékhelye – Európai Oktatási Központ létrehozásával kapcsolatos kiadások				6 208,0		
		7						Európai Uniós pályázatokhoz önrész biztosítása				1 580,0		
		8						Nemzeti Lovarda fejlesztésével kapcsolatos kiadások				600,0		
		9						A Rubik kocka motívuma és gondolatisága által ihletett kiállítási központ létrehozásával kapcsolatos kiadások				520,0		
	2						Hasznosítással kapcsolatos folyó kiadások							
		2						Ingatlanok fenntartásával járó kiadások						
			1						Üzemeltetés, fenntartás, karbantartás, javítás			3 777,0		
			2						Ingatlanok őrzése			1 260,0		
			3						A Nemzeti Eszközkezelő Zrt. által kezelt ingatlanok fenntartása, karbantartása			2 500,0		
		3						Egyéb vagyonkezelési kiadások				1 740,0		
		4						Állami tulajdonú társaságok támogatása						
			1						Az MNV Zrt. tulajdonosi joggyakorlásával kapcsolatos kifizetések			1 186,0		
			2						A Magyar Nemzeti Filmalap Zrt. támogatása			5 100,0		
			3						Az MFB Zrt. tulajdonosi joggyakorlásával kapcsolatos kifizetések			1 000,0		
	3						Az államot korábbi tulajdonosi döntéseihez kapcsolódóan terhelő kiadások							
		1						Jótállással, szavatossággal kapcsolatos kifizetések				30,0		
		2						Kezesi felelősségből eredő kifizetések				200,0		
		3						Konszernfelelősség alapján történő kifizetések				30,0		
		5						Az állam tulajdonosi felelősségével kapcsolatos környezetvédelmi feladatok finanszírozása				9 300,0		
		6						Egyéb bírósági döntésből eredő kiadások				1 500,0		
		7						Egyéb szerződéses kötelezettségek				374,0		
		8						Egyéb jogszabályból eredő kiadások						
			1						Kárpótlási jegyek életjáradékra váltása			1 800,0		
	4						A vagyongazdálkodás egyéb kiadásai							
		1						Tanácsadók, értékbecslők és jogi képviselők díja						
			1						Az MNV Zrt. tevékenységével kapcsolatos restitúciós perek kiadásai			700,0		
			2						Az MNV Zrt. tevékenységével kapcsolatos egyéb kiadások			1 500,0		
			3						Az MFB Zrt. tevékenységével kapcsolatos kifizetések			100,0		
		2						Eljárási költségek				40,0		
		3						A tulajdonosi joggyakorló szervezetek működésének támogatása						
			1						Az MNV Zrt. működésének támogatása			7 400,0		
			2						Az MFB Zrt. működésének támogatása			600,0		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — XLIII. FEJEZET — Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
		4				Átcserélhető kötvény kamatfizetése	10 300,0		
		5				Állami tulajdonú ingatlanvagyon felmérése	2 500,0		
		7				A Nemzeti Eszközkezelő Zrt. tevékenységével kapcsolatos egyéb kiadások	1 500,0		
	5					Fejezeti tartalék	5 000,0		
	8					ÁFA elszámolás	1 000,0		
						XLIII. fejezet összesen:	**160 332,0**	**193 228,6**	
						XLIV. A NEMZETI FÖLDALAPPAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK			
1						**A Nemzeti Földalappal kapcsolatos bevételek**			
	1					Értékesítési bevételek			
		1				Ingatlan értékesítéséből származó bevételek			
			1			Termőföld értékesítésből származó bevételek		8 474,0	
			3			Egyéb ingatlanok értékesítéséből származó bevételek		10,0	
	2					Hasznosítási bevételek			
		1				Haszonbérleti díj		7 600,0	
	3					Egyéb bevételek		600,0	
2						**A Nemzeti Földalappal kapcsolatos kiadások**			
	1					Felhalmozási jellegű kiadások			
		1				Ingatlan vásárlás			
			1			Termőföld vásárlás	5 000,0		
	2					Hasznosítással kapcsolatos folyó kiadások			
		1				Életjáradék termőföldért	10 800,0		
		2				Ingatlanok fenntartásával járó kiadások			
			1			Hasznosítási kötelezettség kiadásai	365,0		
		3				Egyéb vagyonkezelési kiadások	725,0		
	3					A vagyongazdálkodás egyéb kiadásai			
		1				Tanácsadók, értékbecslők és jogi képviselők díja	859,0		
		2				Eljárási költségek, díjak	300,0		
		3				Állami tulajdonú ingatlanvagyon felmérés	500,0		
		4				Állami tulajdonú ingatlanvagyon jogi rendezése	1 000,0		
		5				Bírósági döntésből eredő kiadások	25,0		
	4					Fejezeti tartalék	1 000,0		
						XLIV. fejezet összesen:	**20 574,0**	**16 684,0**	
						LXIII. NEMZETI FOGLALKOZTATÁSI ALAP			
1						**Aktív támogatások**			
	1					Foglalkoztatási és képzési támogatások	27 000,0		
	7					Szociális hozzájárulási adókedvezmény megtérítése	5 000,0		
2						**Szakképzési és felnőttképzési támogatások**	26 400,0		
4						**Passzív kiadások**			
	1					Álláskeresési ellátások	56 000,0		
	4					Nyugdíjbiztosítási Alapnak átadás	313,9		
5						**Bérgarancia kifizetések**	6 000,0		
6						**Működtetési célú kifizetések**	1 600,0		
8						**Start-munkaprogram**	183 805,3		
14						**EU-s elő- és társfinanszírozás**			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név / Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
						LXIII. F E J E Z E T			
	1					TÁMOP 1.1 Munkaerőpiaci szolgáltatások és támogatások	41 000,0		
	2					TÁMOP 1.2 Foglalkoztatást ösztönző normatív támogatások	3 200,0		
	3					Foglalkoztathatóság és Alkalmazkodóképesség EU-s társfinanszírozása	17 130,1		
	4					2014-2020-as időszak munkaerőpiaci programjainak előfinanszírozása	10 000,0		
25						**TÁMOP intézkedések bevételei**		46 000,0	
26						**Egyéb bevétel**			
	1					Területi egyéb bevétel		750,0	
	2					Központi egyéb bevétel		1 000,0	
	3					Szakképzési és felnőttképzési egyéb bevétel		650,0	
31						**Szakképzési hozzájárulás**		57 071,1	
33						**Bérgarancia támogatás törlesztése**		1 000,0	
35						**Egészségbiztosítási és munkaerőpiaci járulék Nemzeti Foglalkoztatási Alapot megillető hányada**		125 041,5	
39						**Munkahelyvédelmi akciótervvel összefüggő hozzájárulás**		95 936,7	
						1 - 39. cím összesen:	377 449,3	327 449,3	
50						**A Nemzeti Foglalkoztatási Alap függő, átfutó és kiegyenlítő bevételei, kapcsolatos tételei**			
	2					Betétállomány változása		50 000,0	
						LXIII. fejezet összesen:	377 449,3	377 449,3	
						LXV. BETHLEN GÁBOR ALAP			
2						**Költségvetési támogatás**			
	3					Eseti támogatás		11 107,5	
4						**Alapból nyújtott támogatások**			
	1					Oktatás-nevelési támogatás	4 820,0		
	3					Magyarság Háza program támogatása	216,0		
	5					Nemzeti jelentőségű intézmények támogatása	3 826,3		
	6					Egyéb támogatások	1 435,2		
5						**Alapkezelő működési költségei**	810,0		
						LXV. fejezet összesen:	11 107,5	11 107,5	
						LXVI. KÖZPONTI NUKLEÁRIS PÉNZÜGYI ALAP			
1						**Kis- és közepes aktivitású radioaktívhulladék-tárolók beruházása, fejlesztése**			
	1					Bátaapáti Nemzeti Radioaktívhulladék-tároló (NRHT) beruházása	2 418,1		
	2					Püspökszilágyi Radioaktív Hulladék Feldolgozó és Tároló (RHFT) beruházási munkái és biztonságnövelő programja	300,0		
2						**Nagy aktivitású radioaktívhulladék-tároló telephely kiválasztása**	401,0		
3						**Kiégett Kazetták Átmeneti Tárolójának bővítése, felújítása**	2 339,0		
4						**Nukleáris létesítmények leszerelésének előkészítése**			
	1					Paksi Atomerőmű leszerelésének előkészítése	130,0		
5						**RHK Kft. működése, radioaktívhulladék-tárolók és a KKÁT üzemeltetési kiadásai**	4 985,7		
6						**Ellenőrzési és információs célú önkormányzati társulások támogatása**	1 171,6		
7						**Alapkezelőnek működési célra**	141,0		

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Előir. csop. név	LXVI. F E J E Z E T Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	 Bevétel	 Támogatás
8						MTA EK kutatóreaktor kiégett üzemanyag visszaszállításához kapcsolódó költség						450,0		
9						Nemzeti program előkészítése és a nukleárisüzemanyag-ciklus lezárása						45,0		
15						Nukleáris létesítmények befizetései								
	1						MVM Paksi Atomerőmű Zrt. befizetése						21 294,1	
16						Radioaktív hulladékok végleges, eseti elhelyezése							6,5	
17						MTA EK kutatóreaktor kiégett üzemanyag visszaszállításának fedezete							450,0	
18						Költségvetési támogatás							9 866,7	
19						Egyéb bevételek							392,0	
											1 - 19. cím összesen:	12 381,4	32 009,3	
50						A Központi Nukleáris Alap függő, átfutó és hitellel kapcsolatos tételei								
	1						Betétállomány változása					19 627,9		
											LXVI. fejezet összesen:	32 009,3	32 009,3	
											LXVII. NEMZETI KULTURÁLIS ALAP			
1						Nemzeti és egyetemes értékek létrehozásának, megőrzésének, terjesztésének támogatása						2 922,0		
2						Évfordulók, hazai fesztiválok és rendezvények, valamint azokon való részvétel támogatása						1 740,0		
3						Nemzetközi fesztiválok, rendezvények és azokon való részvétel támogatása						1 198,0		
4						Művészeti alkotások új irányzatai, új kulturális kezdeményezések támogatása						300,6		
5						Kultúrával kapcsolatos tudományos kutatások támogatása						7,0		
6						Épített örökség, építőművészet támogatása						188,0		
7						Kultúrateremtő, -közvetítő, valamint egyéni és közösségi tevékenységek támogatása						750,0		
8						Szakmai díjazáshoz való hozzájárulás						0,8		
9						Nemzetközi tagdíjak						2,8		
10						Működési kiadások						934,2		
13						Kulturális célú központi költségvetési szervek működési kiadásainak támogatása						706,6		
22						Egyéb bevételek							300,0	
24						Játékadó NKA-t megillető része							10 000,0	
26						Kulturális adó							50,0	
27						Szerzői jogi törvény alapján a közös jogkezelőktől származó befizetések							400,0	
											1 - 27. cím összesen:	8 750,0	10 750,0	
50						NKA függő és átfutó tételei								
	1						Betétállomány változása					2 000,0		
											LXVII. fejezet összesen:	10 750,0	10 750,0	
											LXVIII. WESSELÉNYI MIKLÓS ÁR- ÉS BELVÍZVÉDELMI KÁRTALANÍTÁSI ALAP			
1						Rendszeres befizetés							4,6	
3						Költségvetési támogatás							12,4	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	LXVIII. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
6											**Működési kiadások**	15,0		
7											**Káreseménnyel összefüggő kártalanítás kifizetése**	1,0		
											1 - 7. cím összesen:	**16,0**	**17,0**	
50											**WMA függő és átfutó tételei**			
	1										Betétállomány változása	1,0		
											LXVIII. fejezet összesen:	**17,0**	**17,0**	
											LXIX. KUTATÁSI ÉS TECHNOLÓGIAI INNOVÁCIÓS ALAP			
1											**Hazai innováció támogatása**	35 357,6		
2											**A nemzetközi együttműködésben megvalósuló innováció támogatása**	3 484,2		
3											**Befizetés a központi költségvetésbe**	10 000,0		
7											**Alapkezelőnek átadott pénzeszköz**	1 793,2		
19											**Innovációs járulék**		55 575,0	
20											**Egyéb bevételek**		660,0	
24											**Európai Együttműködő Államok Terve (PECS) programban való részvétel támogatása**	600,0		
											1 - 24. cím összesen:	**51 235,0**	**56 235,0**	
50											**A Kutatási és Technológiai Innovációs Alap függő, átfutó és hitellel kapcsolatos tételei**			
	1										Betétállomány változása	5 000,0		
											LXIX. fejezet összesen:	**56 235,0**	**56 235,0**	
											LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP			
1											**Nyugdíjbiztosítási ellátások fedezetéül szolgáló bevételek**			
	1										Szociális hozzájárulási adó Ny. Alapot megillető része és munkáltatói nyugdíjbiztosítási járulék		2 052 901,7	
	2										Biztosítotti nyugdíjjárulék			
		1									Biztosított által fizetett nyugdíjjárulék		870 721,2	
	3										Egyéb járulékok és hozzájárulások			
		2									Megállapodás alapján fizetők járulékai		1 293,2	
		5									Egyszerűsített foglalkoztatás utáni közteher		7 820,9	
		10									Nemzeti Foglalkoztatási Alap általi megtérítések		7 528,0	
	5										Késedelmi pótlék, bírság		11 970,2	
	7										Nyugdíjbiztosítási tevékenységgel kapcsolatos egyéb bevételek			
		3									Kifizetések visszatérülése és egyéb bevételek		10 510,0	
2											**Nyugdíjbiztosítási ellátások kiadásai**			
	1										Nyugellátások			
		1									Öregségi nyugdíj	2 404 964,1		
		3									Hozzátartozói nyugellátás			
			1								Árvaellátás	38 790,0		
			2								Özvegyi nyugellátás	341 700,0		
		4									Egyösszegű méltányossági kifizetések			
			2								Egyszeri segély	500,0		
		6									Szolgálatfüggő nyugellátás	161 908,9		
	4										Nyugdíjbiztosítás egyéb kiadásai			

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Előir. csop. szám	Kiemelt előir. szám	Cím név / Alcím név / Jogcím-csop. név / Jogcím név / Előir. csop. név — LXXI. FEJEZET — Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
		4				Egyéb, ellátáshoz kapcsolódó kiadások			
			2			Postaköltség	4 811,2		
			3			Egyéb kiadások	1 280,0		
3						**Vagyongazdálkodás**			
	1					Ellátások fedezetére szolgáló vagyongazdálkodás	3,0	3,0	
						1 - 3. cím összesen:	**2 953 957,2**	**2 962 748,2**	
5						**Nyugdíjbiztosítási költségvetési szervek**			
	1					Központi hivatali szerv		1 830,0	3 724,5
				1		*Működési költségvetés*			
					1	Személyi juttatások	1 719,0		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	481,9		
					3	Dologi kiadások	3 165,3		
					5	Egyéb működési célú kiadások	7,2		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	181,1		
	2					Igazgatási szervek		30,0	5 066,5
				1		*Működési költségvetés*			
					1	Személyi juttatások	3 780,6		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 053,6		
					3	Dologi kiadások	262,3		
						5. cím összesen:	**10 651,0**	**1 860,0**	**8 791,0**
						LXXI. fejezet összesen:	**2 964 608,2**	**2 964 608,2**	**8 791,0**
						LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP			
1						**Egészségbiztosítási ellátások fedezetéül szolgáló bevételek**			
	1					Szociális hozzájárulási adó E. Alapot megillető része és munkáltatói egészségbiztosítási járulék		78 100,0	
	2					Biztosítotti egészségbiztosítási járulék		569 300,0	
	3					Egyéb járulékok és hozzájárulások			
		1				Egészségügyi szolgáltatási járulék		28 700,0	
		2				Megállapodás alapján fizetők járulékai		290,0	
		4				Munkáltatói táppénz hozzájárulás		15 110,0	
		5				Egyszerűsített foglalkoztatás utáni közteher		115,0	
		10				Nemzeti Foglalkoztatási Alap általi megtérítések		300,0	
	4					Egészségügyi hozzájárulás		157 500,0	
	5					Késedelmi pótlék, bírság		3 450,0	
	6					Költségvetési hozzájárulások			
		2				Egészségügyi feladatok ellátásával kapcsolatos költségvetési hozzájárulás		5 400,0	
		6				Járulék címen átvett pénzeszköz		370 413,3	
		7				Rokkantsági, rehabilitációs ellátások fedezetére átvett pénzeszköz		345 000,0	
		9				Munkahelyvédelmi akciótervvel összefüggő hozzájárulás E. Alapnak		92 185,0	
		10				Tervezett pénzeszköz-átvétel		109 787,6	
	7					Egészségbiztosítási tevékenységgel kapcsolatos egyéb bevételek			
		1				Terhességmegszakítás egyéni térítési díja		545,0	

millió forintban

Cím szám	Alcím szám	Jogcím-csop. szám	Jogcím szám	Elő-ir. csop. szám	Kiemelt előir. szám	Cím név	Alcím név	Jogcím-csop. név	Jogcím név	Elő-ir. csop. név	LXXII. FEJEZET Kiemelt előirányzat neve	2014. évi előirányzat Kiadás	Bevétel	Támogatás
		2						Baleseti és egyéb kártérítési megtérítések					5 700,0	
		3						Kifizetések visszatérítése és egyéb bevételek					1 500,0	
		7						Gyógyszergyártók és forgalmazók befizetései						
			1						Szerződések szerinti gyógyszergyártói és forgalmazói befizetések				7 000,0	
			2						Folyamatos gyógyszerellátást biztosító gyógyszergyártói és forgalmazói befizetések és egyéb gyógyszerforgalmazással kapcsolatos bevételek				49 000,0	
		8						Nemzetközi egyezményből eredő ellátások megtérítése						
			1						EU tagállamokkal kapcsolatos elszámolások				2 100,0	
			2						Nem EU tagállamokkal kapcsolatos elszámolások				2,0	
		11						Egészségügyi szolgáltatók visszafizetése						
			1						Gyógyszertámogatással, gyógyászati segédeszköz támogatással kapcsolatos ellenőrzésekből eredő visszafizetések				90,0	
			2						Egészségügyi szolgáltatók egyéb visszafizetése				110,0	
		12						Baleseti adó					23 040,0	
		13						Népegészségügyi termékadó					19 000,0	
2						**Egészségbiztosítási ellátások kiadásai**								
	2						Egészségbiztosítás pénzbeli ellátásai							
		1						Terhességi-gyermekágyi segély				37 500,0		
		2						Táppénz						
			1						Táppénz			53 890,7		
			2						Gyermekápolási táppénz			2 469,7		
			3						Baleseti táppénz			6 639,6		
		3						Betegséggel kapcsolatos segélyek						
			4						Egyszeri segély			450,0		
		4						Kártérítési járadék				900,0		
		5						Baleseti járadék				8 700,0		
		6						Gyermekgondozási díj				106 350,0		
		7						Rokkantsági, rehabilitációs ellátások				345 000,0		
	3						Természetbeni ellátások							
		1						Gyógyító-megelőző ellátás						
			1						Háziorvosi, háziorvosi ügyeleti ellátás			101 047,5		
			2						Védőnői szolgáltatás, anya-, gyermek- és ifjúságvédelem			20 698,2		
			3						Fogászati ellátás			24 446,8		
			5						Betegszállítás és orvosi rendelvényű halottszállítás			6 046,9		
			8						Művesekezelés			23 171,1		
			9						Otthoni szakápolás			4 479,8		
			11						Működési költségelőleg			2 000,0		
			13						Célelőirányzatok			75 167,9		
			15						Mentés			28 738,3		
			17						Laboratóriumi ellátás			21 118,5		
			18						Összevont szakellátás			614 955,2		
			21						Gyógyító-megelőző ellátás céltartalék			10 000,0		
		2						Gyógyfürdő és egyéb gyógyászati ellátás támogatása				4 200,0		
		3						Anyatej-ellátás				200,0		
		4						Gyógyszertámogatás						
			1						Gyógyszertámogatás kiadásai			222 414,0		
			2						Speciális beszerzésű gyógyszerkiadás			15 700,0		

millió forintban

Cím szám	Al-cím szám	Jog-cím-csop. szám	Jog-cím szám	Elő-ir. csop. szám	Kie-melt előir. szám	Cím név / Al-cím név / Jog-cím-csop. név / Jog-cím név / Elő-ir. csop. név / LXXII. FEJEZET – Kiemelt előirányzat neve	2014. évi előirányzat – Kiadás	Bevétel	Támogatás
			4			Gyógyszertámogatási céltartalék	56 000,0		
		5				Gyógyászati segédeszköz támogatás			
			1			Kötszertámogatás	6 000,0		
			2			Gyógyászati segédeszköz kölcsönzés támogatása	300,0		
			3			Egyéb gyógyászati segédeszköz támogatás	45 000,0		
		6				Utazási költségtérítés	5 240,0		
		7				Nemzetközi egyezményből eredő és külföldön történő, tervezett ellátások kiadásai			
			1			Sürgősségi ellátás EGT-n, Svájcon belül	6 401,2		
			2			Sürgősségi ellátás EGT-n kívül	150,0		
			3			Külföldön tervezett egészségügyi ellátások megtérítése	1 000,0		
			4			Külföldön történt speciális egészségügyi ellátások	300,0		
			5			Külföldön igénybevett Magyarországon nem elérhető egészségügyi szolgáltatások	1 700,0		
		8				Természetbeni ellátások céltartaléka	3 800,0		
	4					Egészségbiztosítás egyéb kiadásai			
		4				Egyéb, ellátásokhoz kapcsolódó kiadások			
			1			Kifizetőhelyeket megillető költségtérítés	1 230,0		
			2			Postaköltség	2 880,0		
			3			Egyéb kiadások	800,0		
			5			Gyógyszergyártók ellentételezése, elszámolási különbözet rendezése	100,0		
			7			Gyógyszertárak juttatása	3 600,0		
			8			Gyógyszertárak szolgáltatási díja	4 500,0		
3						**Vagyongazdálkodás**			
	1					Ellátások fedezetére szolgáló vagyongazdálkodás	15,0	15,0	
						1 - 3. cím összesen:	**1 875 300,4**	**1 883 752,9**	
5						**Egészségbiztosítási költségvetési szervek**			
	1					Központi hivatali szerv		424,6	8 452,5
				1		*Működési költségvetés*			
					1	Személyi juttatások	5 033,0		
					2	Munkaadókat terhelő járulékok és szociális hozzájárulási adó	1 269,2		
					3	Dologi kiadások	2 199,9		
					5	Egyéb működési célú kiadások	175,0		
				2		*Felhalmozási költségvetés*			
					6	Beruházások	200,0		
						5. cím összesen:	**8 877,1**	**424,6**	**8 452,5**
						LXXII. fejezet összesen:	**1 884 177,5**	**1 884 177,5**	**8 452,5**

2. melléklet a 2013. évi CCXXX. törvényhez

A helyi önkormányzatok általános működésének és ágazati feladatainak támogatása

I. A HELYI ÖNKORMÁNYZATOK MŰKÖDÉSÉNEK ÁLTALÁNOS TÁMOGATÁSA

1. A települési önkormányzatok működésének támogatása

a) Önkormányzati hivatal működésének támogatása

FAJLAGOS ÖSSZEG: 4 580 000 forint/fő

A központi költségvetés támogatást biztosít az önkormányzati hivatal működési kiadásaihoz a Magyarország helyi önkormányzatairól szóló 2011. évi CLXXXIX. törvény (a továbbiakban: Mötv.) szerint 2014. január 1-jén működő hivatali struktúrának megfelelően. Amennyiben az általános önkormányzati választásokat követően vagy bírósági döntés alapján év közben változik a közös hivatali struktúra, azt az érintett székhely önkormányzatok egymás között pénzeszközátadással rendezik.

A támogatás meghatározása az elismert hivatali létszám alapján a személyi és dologi kiadások elismert átlagos költségei figyelembevételével történik. Közös önkormányzati hivatal esetében a támogatásra a székhely önkormányzat jogosult.

Az elismert hivatali létszám a számított alaplétszám korrekciós tényezőkkel korrigált összege. Önálló polgármesteri hivatal esetében az elismert hivatali létszám megegyezik a számított alaplétszámmal. Budapest Főváros Önkormányzata esetében az elismert hivatali létszám 470 fő.

A számított alaplétszám az alábbi képlet alapján határozható meg:

SZAL = c + (ÖL - a)/(b - a) * (d - c), két tizedes jegyre kerekítve

ahol:

SZAL = számított alaplétszám,

ÖL = az önkormányzat(ok) lakosságszáma, amennyiben a közös hivatalt fenntartó önkormányzatok együttes lakosságszáma nem éri el a 2 000 főt, úgy 2 000 főként kell a számításkor figyelembe venni,

a = az elismert hivatali létszám a Kiegészítő szabályok 1. *ba)* alpontja alapján a település típusa szerint az adott lakosságszám-kategória alsó határa,

b = az elismert hivatali létszám a Kiegészítő szabályok 1. *ba)* alpontja alapján a település típusa szerint az adott lakosságszám-kategória felső határa,

c = az elismert hivatali létszám a Kiegészítő szabályok 1. *ba)* alpontja alapján a település típusa szerint az adott lakosságszám-kategóriához tartozó elismert köztisztviselői létszám minimuma,

d = az elismert hivatali létszám a Kiegészítő szabályok 1. *ba)* alpontja alapján a település típusa szerint az adott lakosságszám-kategóriához tartozó elismert köztisztviselői létszám maximuma.

A közös hivatal esetében az elismert hivatali létszám a korrekciós tényezők figyelembevételével a következő képlet alapján határozható meg:

EHL = SZAL * (1 + Ka + Kb + Kc), két tizedes jegyre kerekítve

ahol:

EHL = elismert hivatali létszám,

SZAL = számított alaplétszám,

Ka = a Kiegészítő szabályok 1. *bba)* alpontja szerinti korrekciós tényező,

Kb = a Kiegészítő szabályok 1. *bbb)* alpontja szerinti korrekciós tényező,
Kc = a Kiegészítő szabályok 1. *bbc)* alpontja szerinti korrekciós tényező.

A közös hivatal esetében a közös hivatalt alkotó nyolcadik és minden további település után, az elismert hivatali létszám településenként 1 fővel nő. A járási székhely önkormányzat, illetve az 5 000 fő lakosságszám feletti község, nagyközség önkormányzata esetében az elismert hivatali létszám 2 fővel emelkedik függetlenül attól, hogy önállóan vagy közös hivatal útján gondoskodik a hivatali feladatok ellátásáról.

b) Település-üzemeltetéshez kapcsolódó feladatellátás támogatása

A települési önkormányzatok település-üzemeltetési feladataik ellátásához az alábbi jogcímek alapján részesülnek támogatásban.

ba) A zöldterület-gazdálkodással kapcsolatos feladatok ellátásának támogatása

FAJLAGOS ÖSSZEG: 22 300 forint/hektár

A támogatás a települési önkormányzatokat a zöldterületek, és az azokhoz kapcsolódó építmények kialakításához és fenntartásához kapcsolódóan a belterület nagysága alapján illeti meg. Budapest Főváros Önkormányzata e jogcímen 550 millió forint támogatásra jogosult.

A belterületre vonatkozóan a Földmérési és Távérzékelési Intézet által a Magyar Közigazgatási Határadatbázisban nyilvántartott 2012. december 31-ei állapotnak megfelelő adatokat kell figyelembe venni.

bb) Közvilágítás fenntartásának támogatása

A támogatás a települési önkormányzatokat a településen történő közvilágítás biztosításához kapcsolódóan illeti meg. A támogatás a településen kiépített kisfeszültségű hálózat kilométerben meghatározott hossza alapján történik, az alábbi a 2012. évi országosan összesített önkormányzati beszámolóban szereplő

- a 8414021 Közvilágítás szakmai tevékenység (közfeladat) esetén,
- a 8414022 Közvilágítás szabad kapacitás terhére végzett nem haszonszerzési célú tev.esetén,
- a 8414025 Közvilágítás államháztartáson kívüli támogatás esetén
- a 8414026 Közvilágítás államháztartáson belüli támogatás esetén

szakfeladatok alapján településkategóriánként számított átlagos, egy kilométerre jutó nettó működési kiadások figyelembevételével.

Településkategóriánként a támogatás fajlagos összege az alábbi:

Főváros, megyei jogú város	405 000 Ft/km
10 000 fő feletti település	372 000 Ft/km
10 001 fő alatti település	283 200 Ft/km

A településen kiépített kisfeszültségű hálózat hossza tekintetében a Központi Statisztikai Hivatal 2012. december 31-ei állapotnak megfelelően elkészített Országos Statisztikai Adatgyűjtési Program 1058 „Jelentés a települések villamosenergia-ellátásáról" adatgyűjtés szerinti adatokat kell figyelembe venni azzal, hogy Budapest Főváros Önkormányzata

tekintetében a kiépített kisfeszültségű hálózat hossza megegyezik a budapesti kerületeknél rögzített adatok összegével.

bc) Köztemető fenntartással kapcsolatos feladatok támogatása

A támogatás a települési önkormányzatokat a köztemető fenntartásával kapcsolatos feladataihoz kapcsolódóan illeti meg, a 2012. évi országosan összesített önkormányzati beszámolóban szereplő
- a 9603021 Köztemető-fenntartás és működtetés szakmai tevékenység (közfeladat) esetén,
- a 9603022 Köztemető-fenntartás és működtetés szabad kapacitás terhére végzett nem haszonszerzési célú tevékenység esetén,
- a 9603023 Köztemető-fenntartás és működtetés vállalkozási tevékenység esetén,
- a 9603025 Köztemető-fenntartás és működtetés államháztartáson kívüli támogatás esetén
- a 9603026 Köztemető-fenntartás és működtetés államháztartáson belüli támogatás esetén,
- a 9603011 Hadisírok létesítése, gondozása szakmai tevékenység (közfeladat) esetén,
- a 9603015 Hadisírok létesítése, gondozása államháztartáson kívüli támogatás esetén, és
- a 9603016 Hadisírok létesítése, gondozása államháztartáson belüli támogatás esetén

szakfeladatok településkategóriánként számított egy négyzetméterre eső nettó működési kiadásai figyelembevételével. Az így meghatározott támogatás összege legalább 100 000 forint. Ugyancsak 100 000 forint támogatás illeti meg azon önkormányzatokat, melyeknek a fenti szakfeladatokon mutatkozó nettó kiadása nem haladja meg a 100 000 forintot, vagy az OSAP adatszolgáltatás alapján naturális mutatóval nem rendelkeznek, de a fenti szakfeladatokon nettó kiadásuk mutatkozott, illetve az OSAP adatszolgáltatás alapján naturális mutatóval rendelkeznek, de a fenti szakfeladatokon nettó kiadásuk nem mutatkozott.

Budapest Főváros Önkormányzata esetében a támogatás összege 18,3 millió forint.

Településkategóriánként a támogatás fajlagos összege az alábbi:

Megyei jogú város	70 Ft/m^2
10 000 fő feletti település	104 Ft/m^2
10 001 fő alatti település	69 Ft/m^2

A településen lévő köztemető nagyságát a Központi Statisztikai Hivatal 2012. december 31-ei állapotnak megfelelően elkészített Országos Statisztikai Adatgyűjtési Program 1616 „Jelentés az önkormányzatok tulajdonában lévő ingatlanvagyonról „T" adatlap 01-04. sorok" adatai alapján kell figyelembe venni.

bd) Közutak fenntartásának támogatása

A támogatás a települési önkormányzatokat a közutak fenntartásával kapcsolatos feladataihoz kapcsolódóan illeti meg, a 2012. évi országosan összesített önkormányzati beszámolóban szereplő

- az 5220011 Közutak, hidak, alagutak üzemeltetése, fenntartása szakmai tevékenység (közfeladat) esetén,

- az 5220012 Közutak, hidak, alagutak üzemeltetése, fenntartása szabad kapacitás terhére végzett nem haszonszerzési célú tevékenység esetén,
- az 5220015 Közutak, hidak, alagutak üzemeltetése, fenntartása gondozása államháztartáson kívüli támogatás esetén,
- az 5220016 Közutak, hidak, alagutak üzemeltetése, fenntartása gondozása államháztartáson belüli támogatás esetén,
- az 5220031 Parkoló, garázs üzemeltetése, fenntartása szakmai tevékenység (közfeladat) esetén,
- az 5220032 Parkoló, garázs üzemeltetése, fenntartása szabad kapacitás terhére végzett nem haszonszerzési célú tevékenység esetén, és
- az 5220033 Parkoló, garázs üzemeltetése, fenntartása vállalkozási tevékenység esetén szakfeladatok alapján településkategóriánként számított nettó működési kiadások figyelembevételével.

Településkategóriánként a támogatás fajlagos összege az alábbi:

Főváros, fővárosi kerületek, megyei jogú város	470 000 Ft/km
10 000 fő feletti település	295 000 Ft/km
10 001 fő alatti település	227 000 Ft/km

A településen lévő belterületi út hosszát a Központi Statisztikai Hivatal 2012. december 31-ei állapotnak megfelelően elkészített Országos Statisztikai Adatgyűjtési Program 1390 „Helyi közutak és hidak adatai" alapján kell figyelembe venni.

c) Egyéb önkormányzati feladatok támogatása

FAJLAGOS ÖSSZEG: 2 700 forint/fő,

de

a) a 2 000 fő lakosságszám alatti azon települések esetében, ahol az egy lakosra jutó adóerő-képesség nem éri el a 20 000 forintot, településenként legalább 4 000 000 forint
b) egyéb településenként legalább 3 000 000 forint.

A központi költségvetés támogatást biztosít a települési önkormányzatok számára az Mötv. 13. §-ában meghatározott egyes - az 1. *a)-b)* alpontokban nem nevesített - feladatok ellátására.

E mellékletben az adóerő-képesség a 2013. I. félévi országosan összesített önkormányzati beszámoló alapján a helyi iparűzési adóalap 1,4%-át jelenti.

Az adóerő-képesség figyelembe vételére vonatkozó szabályokat a Kiegészítő szabályok 1. c) alpontja tartalmazza.

d) Budapest Főváros Önkormányzatának kiegészítő támogatása

Budapest Főváros Önkormányzatát 2 000 millió forint támogatás illeti meg az Mötv. 23. § (4) bekezdésében meghatározott feladatainak ellátásához.

Közös szabály: Az *a)-c)* pont szerinti támogatások e melléklet V. pontja szerinti Beszámítással csökkentett együttes összege, továbbá a d) pont szerinti támogatás kizárólag az igazgatással, település-üzemeltetéssel és egyéb önkormányzati feladatokkal kapcsolatos működési kiadásokra használható fel.

2. **Nem közművel összegyűjtött háztartási szennyvíz ártalmatlanítása**

ELŐIRÁNYZAT: 139,5 millió forint

FAJLAGOS ÖSSZEG: 100 forint/m^3

A támogatás az összegyűjtött és a hatóságilag kijelölt lerakóhelyeken igazoltan elhelyezett, nem közművel összegyűjtött háztartási szennyvíz mennyisége (m^3) után illeti meg azon települési önkormányzatokat, amelyek a környezet és a vízbázisok védelme érdekében a közműves csatornahálózattal el nem látott településrészein keletkezett nem közművel összegyűjtött háztartási szennyvíz gyűjtéséről ártalmatlanítás céljából - a vízgazdálkodásról szóló törvény alapján szervezett közszolgáltatás keretében - gondoskodnak. Az összeg a fajlagos lakossági ráfordítások (díjak) csökkentéséhez járul hozzá.
A támogatást a települési önkormányzatok a nem közművel összegyűjtött háztartási szennyvíz becsült évi mennyisége (m^3) alapján, a Kiegészítő szabályok 2. a)-b) alpontjai szerint igénylik, és annak tényleges mennyisége alapján számolnak el. A támogatás folyósítására egy alkalommal, 2014. november hónapban kerül sor. A támogatás a folyósítást követő év végéig használható fel.

3. Megyei önkormányzatok működésének támogatása

ELŐIRÁNYZAT: 4 891,3 millió forint
Az előirányzat a megyei önkormányzatok feladataihoz kapcsolódó működési kiadások támogatását szolgálja.

millió forint

Megyei önkormányzatok	Működési támogatás
Baranya Megyei Önkormányzat	247,0
Bács-Kiskun Megyei Önkormányzat	279,4
Békés Megyei Önkormányzat	239,9
Borsod-Abaúj-Zemplén Megyei Önkormányzat	318,1
Csongrád Megyei Önkormányzat	254,4
Fejér Megyei Önkormányzat	255,4
Győr-Moson-Sopron Megyei Önkormányzat	261,2
Hajdú-Bihar Megyei Önkormányzat	283,0
Heves Megyei Önkormányzat	226,8
Jász-Nagykun-Szolnok Megyei Önkormányzat	245,9

Komárom-Esztergom Megyei Önkormányzat	227,6
Nógrád Megyei Önkormányzat	201,2
Pest Megyei Önkormányzat	452,1
Somogy Megyei Önkormányzat	229,2
Szabolcs-Szatmár-Bereg Megyei Önkormányzat	286,8
Tolna Megyei Önkormányzat	208,3
Vas Megyei Önkormányzat	214,6
Veszprém Megyei Önkormányzat	238,6
Zala Megyei Önkormányzat	221,8
Összesen	4 891,3

II. A TELEPÜLÉSI ÖNKORMÁNYZATOK EGYES KÖZNEVELÉSI FELADATAINAK TÁMOGATÁSA

1. Óvodapedagógusok, és az óvodapedagógusok nevelő munkáját közvetlenül segítők bértámogatása

ELŐIRÁNYZAT:	138 596,1 millió forint
ÓVODAPEDAGÓGUSOK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK ELISMERT ÖSSZEGE:	4 012 000 forint/számított létszám/év
ÓVODAPEDAGÓGUSOK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK ELISMERT PÓTLÓLAGOS ÖSSZEGE A 2014/2015. NEVELÉSI ÉVRE:	34 400 forint/számított létszám/3 hónap
ÓVODAPEDAGÓGUSOK NEVELŐ MUNKÁJÁT KÖZVETLENÜL SEGÍTŐK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK ELISMERT ÖSSZEGE:	1 800 000 forint/létszám/év

A központi költségvetés a közalkalmazottak jogállásáról szóló 1992. évi XXXIII. törvény (a továbbiakban: Kjt.), a nemzeti köznevelésről szóló 2011. évi CXC. törvény (a továbbiakban: Köznev. tv.), valamint a Kjt. végrehajtását a köznevelési intézményekben szabályozó kormányrendelet, továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbér alapú támogatást biztosít az óvodát fenntartó települési önkormányzat részére az általa foglalkoztatott óvodapedagógusok, és az óvodapedagógusok nevelő munkáját közvetlenül segítők bérének és az ehhez kapcsolódó, 27% mértékkel számított szociális hozzájárulási adó kifizetéséhez.

A támogatás a települési önkormányzatot az általa fenntartott óvodaintézmény(ek)ben foglalkoztatott, a Köznev. tv. nevelés-szervezési paraméterei szerint számított pedagógus-, valamint segítői létszám után illeti meg. Egy óvodaintézménynek kell tekinteni az egy OM azonosítóval és alapító okirattal rendelkező intézményt, beleértve az óvoda valamennyi feladat ellátási helyét (székhely, tagintézmény, telephely) akkor is, ha az alapító okiratban a

tagintézményként vagy telephelyként nevesített feladat ellátási hely a fenntartótól eltérő településen van.

Az óvodapedagógusok átlagbérének és közterheinek elismert pótlólagos összege 67%-ának folyósítása a 2014. október havi nettó finanszírozás keretében, 33%-ának folyósítása a 2014. november havi nettó finanszírozás keretében történik.

A támogatás számítása a következő:
a) Az óvodai nevelésben részesülő gyermekek számának meghatározása (beleértve a sajátos nevelési igényű gyermekeket is)
- a 2013/2014. és 2014/2015. nevelési évek közoktatási statisztikai tényleges nyitó létszám adatai alapján történik, továbbá számításba kell venni mindazon gyermekeket,
- akik 2013. december 31-éig, vagy - a Köznev. tv. 8. § (1) bekezdésében foglalt feltételek megléte esetén - a felvételüktől számított hat hónapon belül a harmadik életévüket betöltik és a 2013/2014. nevelési évben legkésőbb december 31-éig első alkalommal veszik igénybe az óvodai nevelést,
- akik negyedik, illetve ötödik életévüket betöltik és a 2013/2014. nevelési évben legkésőbb december 31-éig az óvodai nevelést első alkalommal veszik igénybe,
- akik 2014. december 31-éig, vagy - a Köznev. tv. 8. § (1) bekezdésében foglalt feltételek megléte esetén - a felvételüktől számított hat hónapon belül a harmadik életévüket betöltik és a 2014/2015. nevelési évben legkésőbb december 31-éig első alkalommal veszik igénybe az óvodai nevelést, valamint
- akik negyedik, illetve ötödik életévüket betöltik és a 2014/2015. nevelési évben legkésőbb december 31-éig az óvodai nevelést első alkalommal veszik igénybe.
Nem igényelhető támogatás
- a 2013/2014. nevelési évre azon gyermekek után, akik a hetedik életévüket 2013. augusztus 31-éig betöltötték,
- a 2014/2015. nevelési évre azon gyermekek után, akik a hetedik életévüket 2014. augusztus 31-éig betöltik,
kivéve, ha a Köznev. tv. 45. § (2) bekezdése alapján a gyermekek óvodai nevelése meghosszabbítható.
Az óvodai nevelésben részesülő gyermekek számát a Köznev. tv. 47. § (7) bekezdésében meghatározottak szerint kell figyelembe venni.

Az első nevelési évet kezdő óvodások között két gyermekként itt kell figyelembe venni azokat a bölcsődés korú, második életévüket 2013. december 31-éig betöltő gyermekeket is, akiknek a gondozását a Köznev. tv. 20. § (10) bekezdése szerint egységes óvoda-bölcsőde intézmény keretei között, a nevelési-oktatási intézmények működéséről és a köznevelési intézmények névhasználatáról szóló rendeletben meghatározott feltételek szerint biztosítják, és a gyermek 2013. szeptember 1-je és december 31-e között igénybe veszi az ellátást.

Az első nevelési évet kezdő óvodások között két gyermekként itt kell figyelembe venni azokat a bölcsődés-korú, második életévüket 2014. december 31-éig betöltő gyermekeket is, akiknek a gondozását a Köznev. tv. 20. § (10) bekezdése szerint egységes óvoda-bölcsőde intézmény keretei között, a nevelési-oktatási intézmények működéséről és a köznevelési intézmények névhasználatáról szóló rendeletben meghatározott feltételek szerint biztosítják, és a gyermek 2014. szeptember 1-je és december 31-e között igénybe veszi az ellátást. 2014. szeptember 1-

jétől egy gyermekként lehet figyelembe venni azt a 2013/2014. nevelési évben bölcsődéskorúnak minősülő és az egységes óvoda-bölcsődei ellátást igénybevevő gyermeket, aki 2014. december 31-éig betölti harmadik életévét.

b) A számított óvodapedagógus, és az óvodapedagógus nevelő munkáját közvetlenül segítők létszámának meghatározása

Az óvodapedagógus létszám meghatározása a következő képlettel történik:

2013/2014. nevelési évre:

$Psz_1 = (L_1 / Cs) * Feh_1 + V_{k1} + Op_1$

2014/2015. nevelési évre:

$Psz_2 = (L_2/Cs) * Feh_2 + V_{k2} + Op_2$

ahol:

Psz_1; Psz_2 = 2013/2014., illetve 2014/2015. nevelési évre számított óvodapedagógusok létszáma, egy tizedesre kerekítve,

L_1; L_2 = 2013/2014., illetve 2014/2015. nevelési évben szervezett csoport(ok)ban az *a)* alpont szerinti összes gyermeklétszám,

Cs = az egységes óvodai-bölcsődei, az óvodai nevelési évekre a Kiegészítő szabályok 3. pontja szerint meghatározott csoport átlaglétszám,

Feh_1; Feh_2 = foglalkozási együttható (két tizedesre kerekítve), azaz

- a Köznev. tv.-ben az átlagos csoportlétszámra meghatározott heti óvodai (egységes óvodai-bölcsődei gondozási), nevelési foglalkoztatási időkeret (órában), és
- a Köznev. tv.-ben meghatározott pedagógus heti kötelező óraszám, illetve kötött munkaidő hányadosa (az egységes óvoda-bölcsőde esetében is az óvoda-pedagógusok kötelező heti óraszáma, illetve kötött munkaideje alapozza meg a számítást), korrigálva az intézménytípus-együtthatóval,

V_{k1}; V_{k2} = vezetői órakedvezmény miatti pedagógus többletlétszám a 2013/2014., illetve 2014/2015. nevelési évben (két tizedesre kerekítve).

Op_1; Op_2 = a Köznev. tv. 61. § (3) bekezdése alapján az intézmény alapító okirata szerint 500 fő férőhelyet elérő vagy azt meghaladó intézményeknél kötelezően alkalmazandó óvodapszichológusok létszáma a 2013/2014., illetve a 2014/2015. nevelési évben (egy tizedesre kerekítve).

A támogatás igénylése szempontjából az óvodapedagógusok nevelő munkáját közvetlenül segítők száma a Köznev. tv. 2. melléklete, valamint a nevelési-oktatási intézmények működéséről és a köznevelési intézmények névhasználatáról szóló 20/2012. (VIII. 31.) EMMI rendelet 179. § (1) bekezdés b) pontja szerint elismerhető - a Kjt. alapján foglalkoztatott - létszám, de legfeljebb

- 2014. év első 8 hónapjában a ténylegesen foglalkoztatott segítők átlagos száma,
- 2014. év utolsó 4 hónapjában az erre az időszakra becsült segítők átlagos száma,

egy tizedesre kerekítve.

Az óvodapedagógusok nevelő munkáját közvetlenül segítők létszámának meghatározásakor a Köznev. tv. 2. melléklete szerinti pedagógus asszisztens csak azon intézményeknél vehető figyelembe, ahol legalább 3 csoport működik.

Az év végi elszámolás mindkét nevelési év tekintetében a havonta, a Köznev. törvény 2. melléklete, valamint a nevelési-oktatási intézmények működéséről és a köznevelési intézmények névhasználatáról szóló 20/2012. (VIII. 31.) EMMI rendelet 179. § (1) bekezdés b) pontja szerint elismerhető – a Kjt. alapján – ténylegesen foglalkoztatott segítők egy tizedesre kerekített átlagos létszáma alapján történik.

A pszichopedagógus a segítők létszámában nem vehető figyelembe.

c) Az óvodapedagógusok és az óvodapedagógusok nevelő munkáját közvetlenül segítők bértámogatásának összege az alábbiak szerint kerül meghatározásra:

2013/2014. nevelési évre:

$Tp_1 = Psz_1 * ÁBp * 8/12$

$Ts_1 = S_1 * ÁBs * 8/12$

2014/2015. nevelési évre:

$Tp_2 = Psz_2 * ÁBp * 4/12$

$Ts_2 = S_2 * ÁBs * 4/12$

ahol:

$Tp_1;Tp_2$ = 2013/2014., illetve 2014/2015. nevelési évben az óvodapedagógusok átlagbér alapú támogatása,

Ts_1, Ts_2 = 2013/2014., illetve 2014/2015. nevelési évben az óvodapedagógusok nevelő munkáját közvetlenül segítők átlagbér alapú támogatása,

S_1; S_2 = 2013/2014., illetve 2014/2015. nevelési évben az óvodapedagógusok nevelő munkáját közvetlenül segítők *b)* alpont szerinti száma,

ÁBp = óvodapedagógus átlagbér elismert összege,

ÁBs = óvodapedagógusok nevelő munkáját közvetlenül segítők átlagbérének elismert összege.

A 2013/2014. nevelési év átlagbér alapú támogatási összege 4%-ának folyósítása január első munkanapján, 12%-ának folyósítása január utolsó munkanapján, ezt követően havonta egyenlő részletekben, az államháztartásról szóló jogszabályokban meghatározott időpontokban történik. A 2014/2015. nevelési év átlagbér alapú támogatásának folyósítása négy egyenlő részletben: szeptember hónaptól havonta, az államháztartásról szóló jogszabályokban meghatározott időpontokban történik.

2. Óvodaműködtetési támogatás

ELŐIRÁNYZAT:	16 721,3 millió forint
FAJLAGOS ÖSSZEG:	56 000 forint/fő/év

A támogatás a települési önkormányzatot a nem a közvetlen szakmai feladatellátásban dolgozók béréhez, az óvodai nevelést biztosító, jogszabályban foglalt eszközök és felszerelések beszerzéséhez, valamint a feladatellátásra szolgáló épület és annak infrastruktúrája folyamatos működtetéséhez szükséges kiadásokhoz kapcsolódóan illeti meg az általa fenntartott óvodában nevelt - az 1. *a)* alpontban figyelembe vett - gyermeklétszám után.

A létszám meghatározásakor minden gyermeket egy főként kell figyelembe venni.

A 2013/2014. nevelési évre jutó támogatási összeg 4%-ának folyósítása január első munkanapján, 12%-ának folyósítása január utolsó munkanapján, ezt követően havonta egyenlő részletekben, az államháztartásról szóló jogszabályokban meghatározott időpontokban történik. A 2014/2015. nevelési évre jutó támogatásnak folyósítása négy egyenlő részletben: szeptember hónaptól havonta, az államháztartásról szóló jogszabályokban meghatározott időpontokban történik.

3. Társulás által fenntartott óvodákba bejáró gyermekek utaztatásának támogatása

ELŐIRÁNYZAT: 600,0 millió forint
FAJLAGOS ÖSSZEG: 181 000 forint

A támogatás az Mötv. alapján létrehozott társulás által fenntartott óvodákba járó - az 1. *a)* alpontban figyelembe vett - gyermeklétszámból azon gyermekek után igényelhető, akik a lakóhelyüktől, ennek hiányában tartózkodási helyüktől eltérő településen veszik igénybe az óvodai ellátást és utaztatásuk autóbusz működtetésével, iskolabusz-szolgáltatás vagy különcélú menetrendszerinti autóbusz szolgáltatás vásárlásával biztosított. A létszám meghatározásakor minden gyermeket egy főként kell figyelembe venni. E támogatás szempontjából iskolabusz-szolgáltatás vásárlásnak minősül a menetrendtől függetlenül kizárólag e célból indított járat(ok) igénybevétele. A támogatás igénybevételének további feltétele, hogy az utaztatott gyermekek mellett kísérő utazzon.
A 2013/2014. nevelési évre jutó támogatási összeg 4%-ának folyósítása január első munkanapján, 12%-ának folyósítása január utolsó munkanapján, ezt követően havonta egyenlő részletekben, az államháztartásról szóló jogszabályokban meghatározott időpontokban történik. A 2014/2015. nevelési évre jutó támogatásnak folyósítása négy egyenlő részletben: szeptember hónaptól havonta, az államháztartásról szóló jogszabályokban meghatározott időpontokban történik.
Az elszámolásnál a 2013/2014. nevelési évben és a 2014/2015. nevelési évben utaztatott gyermekek számát kell figyelembe venni a közoktatási intézmények vezetőjének adatszolgáltatása alapján.

Közös szabályok: Az 1-3. pont szerinti támogatások kizárólag a támogatással érintett óvodaintézmények kiadásaira, valamint az óvodai nevelésben részt vevő gyermekek étkeztetési kiadásaira használhatók fel.

III. A TELEPÜLÉSI ÖNKORMÁNYZATOK SZOCIÁLIS, GYERMEKJÓLÉTI ÉS GYERMEKÉTKEZTETÉSI FELADATAINAK TÁMOGATÁSA

1. Egyes jövedelempótló támogatások kiegészítése

ELŐIRÁNYZAT: 93 223,2 millió forint

A támogatás
a) a szociális igazgatásról és szociális ellátásokról szóló 1993. évi III. törvény (a továbbiakban: Szoctv.) 37. § (1) bekezdés *a)-d)* pontjaiban szabályozott rendszeres szociális segélyre, a Szoctv. 38. § (2) és (5) bekezdése alapján járó lakásfenntartási támogatásra kifizetett összegek, a Szoctv. 55/A. § alapján adósságcsökkentési támogatásra, valamint a Szoctv. 55/A. § (3) bekezdése szerinti előrefizetős gáz- vagy áramfogyasztást mérő készülék felszerelési költségei 90%-ának,

b) a Szoctv. 35. § (1) bekezdése alapján folyósított foglalkoztatást helyettesítő támogatásra kifizetett összegek 80%-ának,

c) a „Sikeres Magyarországért Panel Plusz" Hitelprogram keretében lakásszövetkezet, illetve társasház által felvett kölcsönhöz kapcsolódó támogatás nyújtásáról szóló 156/2005. (VIII. 15.) Korm. rendelet alapján kamattámogatásra jogosultak számára kifizetett összeg,

d) a gyermekek védelméről és a gyámügyi igazgatásról szóló 1997. évi XXXI. törvény (a továbbiakban: Gyvt.) 20/C. §-a szerinti óvodáztatási támogatás 100%-ának

központi költségvetésből való igénylésére szolgál.

A hajléktalan személyek részére kifizetett rendszeres szociális segély és foglalkoztatást helyettesítő támogatás, valamint a kamattámogatásban részesülők esetében a támogatás igénybevétele a kifizetett ellátások 100%-a alapján történik.

Az előirányzatból támogatás igényelhető az 1945 és 1963 között törvénysértő módon elítéltek, az 1956-os forradalommal és szabadságharccal összefüggésben elítéltek, valamint a korábbi nyugdíjcsökkentés megszüntetéséről, továbbá az egyes személyes szabadságot korlátozó intézkedések hatálya alatt állt személyek társadalombiztosítási és munkajogi helyzetének rendezéséről szóló 93/1990. (XI. 21.) Korm. rendelet alapján a személyes szabadság korlátozása miatti kárpótlás címén kifizetett összegek 100%-ára.

Az előirányzatból a Tokaj-hegyalján 2005. év május 4-én lehullott nagy mennyiségű csapadék miatt keletkezett károk enyhítéséről, valamint a Mátra északi térségében 2005. év április 18-a és 20-a között lehullott nagy mennyiségű csapadék miatt keletkezett károk enyhítéséről szóló 88/2005. (V. 5.) Korm. rendelet módosításáról szóló 93/2005. (V. 21.) Korm. rendelet alapján, a Tokaj-hegyalján 2005. év május 4-én, valamint a Mátra északi térségében 2005. év április 18-a és 20-a között lehullott nagy mennyiségű csapadék miatt keletkezett károk enyhítéséről szóló 1050/2005. (V. 21.) Korm. határozatban megjelölt települések a rendkívüli időjárás miatti lakossági károk enyhítésére felvett - és a magánszemélyek számára kamatmentes visszatérítendő támogatásként nyújtott - hitel kamatterhének 100%-át visszaigényelhetik.

2. Hozzájárulás a pénzbeli szociális ellátásokhoz

E jogcímen a központi költségvetés az 1. pont szerinti ellátások önrészéhez, az önkormányzati helyi hatáskörű pénzbeli és természetbeni segélyezéshez, a gyermekétkezés térítési díjának szociális alapon történő egyedi mérsékléséhez vagy elengedéséhez, a közfoglalkoztatási feladatokhoz, valamint az állampolgárok lakáshoz jutásának települési önkormányzatok általi, szociális alapon történő támogatásához járul hozzá.

Az e jogcímen járó 39 088,1 millió forintos hozzájárulás

- 80%-a a 2013. február, június és szeptember hónapokban az 1. *a)* és *b)* alpontokban szereplő segélyekhez biztosított önrész arányában,

- 20%-a a lakosságszám arányában

illeti meg a települési önkormányzatokat, azzal, hogy az egy lakosra jutó fajlagos összeg nem lehet kevesebb 1 000 forintnál, és nem haladhatja meg a 25 000 forintot.

3. Egyes szociális és gyermekjóléti feladatok támogatása

ELŐIRÁNYZAT: 51 834,1 millió forint

a) Szociális és gyermekjóléti alapszolgáltatások általános feladatai

A támogatás a települési önkormányzatoknak a Szoctv.-ben, valamint a Gyvt.-ben meghatározott szociális és gyermekjóléti alapellátási kötelezettségei körébe tartozó szolgáltatások és intézményeik működési kiadásaihoz kapcsolódik.

Ezek a feladatok különösen:

- a Szoctv. 64. §-ában meghatározott családsegítés,

- a Gyvt. 39. §-ában meghatározott gyermekjóléti szolgáltatás, a 40. §-ában meghatározott gyermekjóléti szolgálat, a 44. §-ában meghatározott házi gyermekfelügyelet, valamint a 44/A. §-ában nevesített alternatív napközbeni ellátás

működtetése a külön jogszabályban foglalt szakmai szabályok szerint.

aa) A támogatásra az a családsegítést és/vagy gyermekjóléti szolgáltatást működtető települési önkormányzat jogosult, amelynek lakosságszáma nem haladja meg a 70 000 főt. A támogatás (T) a települési önkormányzatot lakosságszáma (L) alapján illeti meg a következő képlet szerint:

T = (L/5 000) x 3 950 000 forint

ab) A támogatásra a családsegítést és/vagy gyermekjóléti szolgáltatást működtető, 70 001 – 110 000 fő lakosságszámú települési önkormányzat jogosult. A támogatás (T) a települési önkormányzatot lakosságszáma (L) alapján illeti meg a következő képlet szerint:

T = (L/7 000) x 3 950 000 forint

ac) A támogatásra a családsegítést és/vagy gyermekjóléti szolgáltatást működtető, 110 000 főnél nagyobb lakosságszámú települési önkormányzat jogosult. A támogatás (T) a települési önkormányzatot lakosságszáma (L) alapján illeti meg a következő képlet szerint:

T = (L/8000) x 3 950 000 forint

ad) FAJLAGOS ÖSSZEG: 300 forint/fő

A támogatás az *aa)-ac)* alpontok szerinti támogatások kiegészítéseként igényelhető a családsegítés, gyermekjóléti szolgáltatás - a Kiegészítő szabályoknak megfelelő - társult formában történő ellátása esetén, szolgáltatásonként a következők szerint:

- családsegítésnél a feladat ellátásában részt vevő települések lakosságszáma alapján,
- a fajlagos összeg négyszerese igényelhető a gyermekjóléti ellátás feladat ellátásában részt vevő települések 0-17 éves korcsoportba tartozó lakosainak száma alapján.

Ha az önkormányzat az *aa)-ac)* alpontok szerinti támogatások esetén csak az egyik szolgáltatást működteti, akkor e szolgáltatáshoz kapcsolódóan az adott jogcímen a támogatás 50%-a jár.

b) Gyermekjóléti központ

FAJLAGOS ÖSSZEG: 2 099 400 forint/központ

A támogatás a Gyvt. 40. § (1)-(3) bekezdésében meghatározott gyermekjóléti szolgáltatásokat biztosító gyermekjóléti központok működési kiadásaihoz kapcsolódik.

A támogatás a gyermekjóléti központot működtető legalább 40 000 fő lakosságszámú települési önkormányzatot és megyei jogú város önkormányzatát a fenntartott központok száma szerint illeti meg.

c) Szociális étkeztetés

FAJLAGOS ÖSSZEG: 55 360 forint/fő

A támogatás a települési önkormányzatoknak a Szoctv. 62. §-a alapján és a külön jogszabályban foglalt szakmai szabályoknak megfelelően nyújtott szociális étkeztetés feladataihoz kapcsolódik.
A támogatás a települési önkormányzatot a szociális étkeztetésben ellátottak száma szerint illeti meg. Ezen a jogcímen igényelhető támogatás a népkonyhai étkeztetésben részesülők után is.
A támogatás nem vehető igénybe a III.5. pont szerinti jogcímeken étkeztetésben részesülők után.
Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámoláskor az étkeztetésben részesülők étkeztetésre vonatkozó igénybevételi naplója alapján naponta összesített ellátottak száma osztva 251-gyel. Egy ellátott naponta csak egyszeresen vehető figyelembe.
Amennyiben a szociális étkeztetés feladatának ellátásáról - a Kiegészítő szabályoknak megfelelő - társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 110%-a igényelhető.

d) Házi segítségnyújtás

FAJLAGOS ÖSSZEG: 145 000 forint/fő

A támogatásra az a települési önkormányzat jogosult, amely a házi segítségnyújtást a Szoctv. 63. §-a alapján és a külön jogszabályban foglalt szakmai szabályoknak megfelelően működteti.
A támogatás a települési önkormányzatot a házi segítségnyújtás keretében ellátott személyek száma szerint illeti meg. A támogatás legfeljebb egymást követő 60 napig igényelhető arra az ellátotti létszámra is, amely a külön jogszabályban foglalt szociális gondozói létszámra meghatározott maximális ellátotti számot meghaladja.
Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámoláskor a házi segítségnyújtásban részesülők gondozási naplója alapján naponta összesített ellátottak száma osztva 251-gyel. Egy ellátott naponta csak egyszer vehető figyelembe.
Amennyiben a házi segítségnyújtás feladatának ellátásáról - a Kiegészítő szabályoknak megfelelő - társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 130%-a igényelhető.

e) Falugondnoki vagy tanyagondnoki szolgáltatás

FAJLAGOS ÖSSZEG: 2 500 000 forint/szolgálat

A támogatásra az a települési önkormányzat jogosult, amely a falugondnoki vagy a tanyagondnoki szolgáltatást a Szoctv. 60. §-a és a külön jogszabályban foglalt szakmai szabályoknak megfelelően tartja fenn.
A támogatás a települési önkormányzatot az ellátást biztosító szolgálat száma alapján illeti meg.

f) Időskorúak nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 109 000 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és külön jogszabályban foglalt szakmai szabályoknak megfelelően időskorúak nappali ellátását biztosító intézményt tartanak fenn. A támogatás az önkormányzatokat az ellátottak száma szerint illeti meg.

Azon ellátott után, akire vonatkozóan a külön jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást folyósítanak, a fenntartó az adott napra csak a támogatás 40%-át igényelheti.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma - a heti 6, illetve heti 7 napon nyújtott szolgáltatásoknál a 6, illetve 7 nap alapul vételével - osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkeztetésben részesülők.

Amennyiben az időskorúak nappali intézményi ellátásáról - a Kiegészítő szabályoknak megfelelő - társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 150%-a igényelhető.

g) Fogyatékos és demens személyek nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 500 000 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon és külön jogszabályban meghatározott szakmai szabályok szerint fogyatékosok nappali ellátását, illetve demens ellátást biztosító intézményt tartanak fenn. A demens személyek nappali intézményében a támogatás igénybevételének feltétele, hogy az ellátásban részesülő személy rendelkezzen az Nemzeti Rehabilitációs és Szociális Hivatal, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum, vagy pszichiáter, neurológus, geriáter szakorvos demencia kórképet megállapító szakvéleményével.

A támogatás az önkormányzatokat az ellátottak száma szerint illeti meg. Azon ellátott után, akikre vonatkozóan a külön jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást folyósítanak, a fenntartó az adott napra csak e támogatás 40%-át igényelheti.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma - a heti 6, illetve heti 7 napos nyitva tartással működő intézmények esetén a 6, illetve 7 nap alapul vételével - osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

Amennyiben a fogyatékos és demens személyek nappali intézményi ellátásáról - a Kiegészítő szabályoknak megfelelő - társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 110%-a igényelhető.

h) Pszichiátriai és szenvedélybetegek nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 310 000 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és külön jogszabályban foglalt szakmai szabályoknak megfelelően pszichiátriai és szenvedélybetegek számára nappali ellátást biztosító intézményt tartanak fenn.

A támogatás az önkormányzatokat az ellátottak száma szerint illeti meg. Azon ellátott után, akikre vonatkozóan a külön jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást folyósítanak, a fenntartó az adott napra csak e támogatás 40%-át igényelheti.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál az ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített, a Szoctv. szerint az intézménnyel megállapodást kötött ellátottak száma - a heti 6, illetve heti 7 napos nyitva tartással működő intézmények esetén a 6, illetve 7 nap alapul vételével - osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők és a 30 napnál folyamatosan hosszabb ideig távolmaradók.

Amennyiben a pszichiátriai és szenvedélybetegek nappali intézményi ellátásáról - a Kiegészítő szabályoknak megfelelő - társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 120%-a igényelhető.

i) Hajléktalanok nappali intézményi ellátása

FAJLAGOS ÖSSZEG: 206 100 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv. 65/F. §-a alapján és külön jogszabályban foglalt szakmai szabályoknak megfelelően hajléktalanok számára nappali ellátást biztosító intézményt tartanak fenn.

A támogatás az önkormányzatokat az ellátottak száma szerint illeti meg. Azon ellátott után, akikre vonatkozóan a külön jogszabályban meghatározott intézményen belüli foglalkoztatási támogatást folyósítanak, a fenntartó az adott napra csak e támogatás 40%-át igényelheti.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a napi átlagos létszám, vagyis a (külön jogszabályban meghatározott eseménynapló alapján összesített) éves létszám - a heti 6, illetve heti 7 napos nyitva tartással működő intézmények esetén a 6, illetve 7 nap alapul vételével - elosztva 251-gyel. A napi átlagos létszám nem haladhatja meg a szociális, gyermekjóléti és gyermekvédelmi szolgáltatók, intézmények és hálózatok hatósági nyilvántartásban (a továbbiakban: szolgáltatói nyilvántartás), működési engedélyben szereplő férőhelyszám 150%-át. Amennyiben a hajléktalanok nappali intézményi ellátásáról - a Kiegészítő szabályoknak megfelelő - társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 120%-a igényelhető.

j) Gyermekek napközbeni ellátása
ja) Bölcsődei ellátás

FAJLAGOS ÖSSZEG: 494 100 forint/fő

A támogatás a Gyvt. alapján szervezett, a települési önkormányzat által fenntartott (napos és/vagy hetes) bölcsődébe beíratott és ellátott gyermekek után vehető igénybe. Ha az önkormányzat egy szervezeti egység keretében napos és hetes bölcsődét is üzemeltet, akkor az ellátásban részesülő gyermeket csak egy intézménytípusnál lehet számításba venni.

A bölcsődében ellátott:

- fogyatékos gyermek után a fajlagos összeg 150%-a,
- hátrányos helyzetű gyermek után a fajlagos összeg 105%-a,
- halmozottan hátrányos helyzetű gyermek után a fajlagos összeg 110%-a

igényelhető.

Az ellátottak számának meghatározása:

- tervezéskor a beíratott gyermekek naponként figyelembe vett éves becsült létszáma osztva 240-nel,
- elszámoláskor a beíratott gyermekek naponként figyelembe vett éves tényleges létszáma osztva 240-nel.

A beíratott és a támogatás szempontjából figyelembe vett gyermekek létszáma egyetlen alkalommal és összesen sem haladhatja meg a szolgáltatói nyilvántartásban, működési engedélyben szereplő férőhelyszámot. Az adott hónapban valamennyi nyitvatartási napon figyelembe vehető az a gyermek, aki 10 napnál többet a hónapban nem hiányzott. Nem vehető figyelembe ugyanakkor az adott hónap egyetlen nyitvatartási napján sem az a gyermek, aki a hónapban 10 napnál többet hiányzott.

jb) Családi napközi ellátás és - gyermekfelügyelet

FAJLAGOS ÖSSZEG: 268 200 forint/fő

A támogatás a Gyvt. 43. §-a alapján szervezett, a települési önkormányzat által fenntartott családi napköziben beíratott és ellátott - legfeljebb 14 éves - gyermekek után vehető igénybe. Ez a támogatás igényelhető a Gyvt. 43/A. §-a alapján szervezett, a települési önkormányzat által fenntartott családi gyermekfelügyelet keretében ellátott, a Gyvt.-ben meghatározott életkorú gyermekek után is.

Általános iskolába járó gyermek után a támogatás csak az iskola nyitvatartási idején kívül szervezett ellátás vonatkozásában igényelhető, kivéve a Köznev. tv 27. § (7) bekezdése szerinti magántanulókat, akik után a fenntartó iskolaidőben is jogosult a támogatásra.

A támogatás 50%-át veheti igénybe a fenntartó:

- ha a napi nyitvatartási idő összességében nem éri el a heti 20 órát, vagy
- azon általános iskolás korú gyermekek után, akik esetében az ellátás ideje összességében nem éri el a heti 20 órát.

Az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 251-gyel, elszámolásnál a havi jelentőlapok szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 251-gyel.

Amennyiben a családi napközi ellátás és gyermekfelügyeletről - a Kiegészítő szabályoknak megfelelő - társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 130%-a igényelhető.

k) Hajléktalanok átmeneti intézményei

FAJLAGOS ÖSSZEG: 468 350 forint/férőhely

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon átmeneti szállást és éjjeli menedékhelyet tartanak fenn hajléktalanok részére. A támogatás a települési önkormányzatot a hajléktalanok átmeneti szállásán a ténylegesen betöltött, éjjeli menedékhelyén a működő férőhelyek száma, továbbá a hajléktalanok kórházi

ellátás előtti és utáni gondozását szolgáló olyan férőhelyek alapján illeti meg, amelyeket az OEP is finanszíroz.

A támogatásból forrás biztosítható a hajléktalanokat ellátó átmeneti intézményből kikerülő hajléktalan személy egyéb lakhatása megoldásának segítéséhez.

A férőhelyek számának meghatározása: tervezéskor a gondozási napokon rendelkezésre álló férőhelyek éves becsült összege osztva 365-tel, elszámolásnál az átmeneti szállás esetében a gondozási napokon ténylegesen betöltött férőhelyek, éjjeli menedékhely esetében a rendelkezésre álló férőhelyek éves összege osztva 365-tel.

Amennyiben a hajléktalanok átmeneti intézményi ellátásáról - a Kiegészítő szabályoknak megfelelő - társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 110%-a igényelhető.

l) Gyermekek átmeneti intézményei

FAJLAGOS ÖSSZEG: 635 650 forint/fő

A támogatást azok a települési önkormányzatok vehetik igénybe, amelyek a Gyvt.-ben szabályozott módon gyermekek és családok átmeneti gondozását biztosító intézményt tartanak fenn, és/vagy az átmeneti gondozás biztosítására helyettes szülői jogviszonyt létrehozó írásbeli megállapodást kötöttek, és a helyettes szülői tevékenység folytatására a szolgáltatói nyilvántartásba történő bejegyzés, illetve működési engedély alapján jogosultak, illetve a külön jogszabályban meghatározottak szerinti önálló helyettes szülői ellátást biztosítanak írásbeli megállapodás alapján.

Átmeneti elhelyezést nyújtó intézmények: a hetes jelleggel, meghatározott időszakhoz kötődően folyamatosan működő, valamint határozott időtartamra elhelyezést biztosító intézmények: gyermekek, családok átmeneti otthona, helyettes szülő.

A támogatásból forrás biztosítható a családok átmeneti otthonából év közben kikerülők otthontalanságának megszüntetéséhez.

Az ellátottak számának meghatározása: tervezéskor az intézményben ellátottak éves becsült gondozási napjainak száma osztva 365-tel, elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 365-tel.

Amennyiben a gyermekek átmeneti intézményi ellátásáról - a Kiegészítő szabályoknak megfelelő - társulás gondoskodik, úgy az ellátottak után a fajlagos összeg 120%-a igényelhető.

m) Kistelepülések szociális feladatainak támogatása

FAJLAGOS ÖSSZEG: 1 000 forint/fő,
de településenként legalább 600 000 forint

A támogatás azon települési önkormányzatok III.2-III.3. a)-l)., valamint III.5. pontok szerinti feladatainak ellátásához járul hozzá, amelyek

- lakosságszáma a 2 000 főt nem haladja meg és
- az egy lakosra jutó adóerő-képessége nem éri el a 20 000 forintot.

Az adóerő-képesség figyelembe vételére vonatkozó szabályokat a Kiegészítő szabályok 1. c) alpontja tartalmazza.

4. A települési önkormányzatok által az idősek átmeneti és tartós, valamint a hajléktalan személyek részére nyújtott tartós szociális szakosított ellátási feladatok támogatása

ELŐIRÁNYZAT: 20 876,2 millió forint

A települési önkormányzatokat kötött felhasználású támogatás illeti meg az általuk fenntartott - a Szoctv. szabályainak megfelelően működtetett - időskorúak átmeneti és tartós, valamint a hajléktalanok tartós bentlakást nyújtó intézményeik egyes kiadásaihoz.

a) A finanszírozás szempontjából elismert szakmai dolgozók bértámogatása

SZAKMAI DOLGOZÓK ÁTLAGBÉRÉNEK ÉS KÖZTERHEINEK ELISMERT ÖSSZEGE: 2 606 040 forint/számított létszám/év

A központi költségvetés a Kjt., valamint a Kjt. szociális ágazatban történő végrehajtását szabályozó kormányrendelet, továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbér-alapú támogatást biztosít az időskorúak átmeneti és tartós, valamint hajléktalan személyek tartós bentlakást nyújtó szociális intézményeit fenntartó települési önkormányzatok részére, az általuk foglalkoztatott segítő - ápoló, gondozó, szociális mentálhigiénés - munkatársak béréhez, valamint az ehhez kapcsolódó, 27% mértékkel számított szociális hozzájárulási adó kifizetéséhez.

A támogatás a települési önkormányzatot a Kiegészítő szabályok 12. pontja szerint számított segítői létszám után illeti meg.

A támogatás számítása a következő:

aa) Az időskorúak átmeneti és tartós, valamint a hajléktalanok tartós bentlakást nyújtó szociális intézményeiben ellátottak számának meghatározása

A települési önkormányzatok az államháztartásról szóló törvény végrehajtásáról szóló kormányrendelet (a továbbiakban: Ávr.) szerinti igénylés keretében adatot szolgáltatnak a Kiegészítő szabályok 2. *a)* alpontja szerint az intézmények ellátotti létszámáról, amely éves szinten nem lehet több a szolgáltatói nyilvántartásban, működési engedélyben szereplő létszám 100%-nál. Az ellátottak között 1,2-szeres szorzóval kell figyelembe venni azokat a személyeket, akik rendelkeznek a Nemzeti Rehabilitációs és Szociális Hivatal, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum, vagy pszichiáter, neurológus, geriáter szakorvos demencia kórkép súlyos fokozatát megállapító szakvéleményével. Az ellátottak számának meghatározása: tervezéskor az intézményben ellátottak éves becsült gondozási napjainak száma osztva 365-tel, elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok száma osztva 365-tel.

ab) A számított segítői munkatárs létszám meghatározása

Gsz = L/4

ahol:

Gsz = adott évre számított, elismert segítő munkatársak együttes létszáma, egész számra felfelé kerekítve,

L = adott évre elismert *aa)* alpont szerinti összes ellátotti létszám.

ac) A szakmai dolgozók bértámogatásának összege az alábbiak szerint kerül meghatározásra:

Tsz = Gsz * ÁBsz

ahol:

Tsz = a finanszírozás szempontjából elismert szakmai dolgozók átlagbér alapú támogatása,

ÁBsz = a finanszírozás szempontjából elismert szakmai dolgozók átlagbérének elismert összege.

b) Intézmény-üzemeltetési támogatás

A központi költségvetés támogatást biztosít a települési önkormányzatoknak az általuk fenntartott időskorúak átmeneti és tartós, valamint hajléktalanok tartós bentlakást nyújtó intézményeiben az intézményvezető és a nem a közvetlen szakmai feladatellátásban dolgozók béréhez, az ehhez kapcsolódó, 27% mértékkel számított szociális hozzájárulási adóhoz, a szakmai dologi kiadásokhoz, valamint a feladatellátásra szolgáló épület és annak infrastruktúrája folyamatos működtetéséhez szükséges kiadásokhoz, az intézményi térítési bevételek figyelembe vételével.

A támogatás összege (a továbbiakban: T) – a Kincstár által ellenőrzött helyi önkormányzati adatszolgáltatás alapján - legfeljebb az alábbiak szerint meghatározott mérték lehet:

$T <= Ősz + (Iv * ÁBsz) – Szt$

ahol:

Ösz = éves összes várható intézmény-üzemeltetési kiadás,

Iv = a finanszírozás szempontjából elismert intézményvezető száma a Kiegészítő szabályok 12. pontja szerint,

Szt = személyi térítési díjakból származó bevétel várható éves összege.

Az intézmény-üzemeltetési támogatás megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2. *a)* alpontja, tartalmát az államháztartásért felelős miniszter által - a szociális ügyekért felelős miniszterrel és a helyi önkormányzatokért felelős miniszter véleményének kikérésével - kiadott útmutató rögzíti, amelyet az elszámolás során is figyelembe kell venni.

Az intézmény-üzemeltetési támogatás önkormányzatonkénti meghatározásáról és annak összegéről - az önkormányzati adatszolgáltatás alapján - a szociális ügyekért felelős miniszter, az államháztartásért felelős miniszter és a helyi önkormányzatokért felelős miniszter 2014. január 6-áig döntenek. A Kiegészítő szabályok 2. *b)* alpontja szerinti júniusi adatszolgáltatás alapján a miniszterek döntésüket módosíthatják.

5. Gyermekétkeztetés támogatása

ELŐIRÁNYZAT: 52 639,6 millió forint

A települési önkormányzatokat kötött felhasználású támogatás illeti meg az általuk a bölcsődében, a fogyatékos személyek nappali intézményében elhelyezett gyermekek számára biztosított, továbbá az óvodai, iskolai, kollégiumi gyermekétkeztetés egyes kiadásaihoz.

a) A finanszírozás szempontjából elismert dolgozók bértámogatása

DOLGOZÓK ÁTLAGBÉRÉNEK ÉS
KÖZTERHEINEK ELISMERT ÖSSZEGE: 1 632 000 forint/számított létszám/év

A központi költségvetés a Kjt., a Köznev. tv., a Kjt. végrehajtását a köznevelési intézményekben és a szociális ágazatban történő végrehajtását szabályozó kormányrendelet, továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbér-alapú támogatást biztosít a

gyermekétkeztetést biztosító települési önkormányzatok részére, az önkormányzat által foglalkoztatottak béréhez és az ehhez kapcsolódó, 27% mértékkel számított szociális hozzájárulási adóhoz.

A számított dolgozói létszám alapján megállapított bértámogatás megilleti azon önkormányzatokat is, melyek a feladatot vásárolt szolgáltatás útján látják el, ekkor e támogatás a szerződés szerinti szolgáltatási díj ellentételezését szolgálja.

A támogatás számítása a következő:

aa) Az ellátottak számának meghatározása

A Gyvt. alapján szervezett, a települési önkormányzat által fenntartott (napos és/vagy hetes) bölcsődében elhelyezett gyermekek esetében az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült számának figyelembevételével meghatározott gondozási napok száma osztva 251-gyel, elszámolásnál a havi jelentőlapok szerinti, naponta ténylegesen ellátásban részesülő gyermekek száma alapján összesített éves gondozási napok száma osztva 251-gyel.

A települési önkormányzat által fenntartott fogyatékos személyek nappali intézményében elhelyezett gyermekek ellátása esetén az ellátottak számának meghatározása: tervezéskor az ellátottak éves becsült száma, elszámolásnál a nappali ellátásban részesülők látogatási és eseménynaplója alapján naponta összesített ellátottak száma – a heti 6, illetve heti 7 napos nyitva tartással működő intézmények a 6, illetve 7 nap alapul vételével – osztva 251-gyel. Nem vehetők figyelembe a kizárólag étkezésben részesülők.

A települési önkormányzat az általa étkeztetett, óvodában, nappali rendszerű közoktatásban, továbbá a kollégiumi ellátásban részesülő gyermekek, tanulók esetén az ellátottak számának meghatározása a Kiegészítő szabályok 4. pontja szerint történik. Ugyanazon gyermek, tanuló csak egy feladatellátási helyen megvalósított étkeztetésnél vehető figyelembe.

ab) A számított dolgozói létszám meghatározása

$Dsz = L/P*F+L_k/P_k*F$

ahol:

Dsz = adott évre számított dolgozók létszáma, két tizedesre kerekítve,

L = adott évre elismert – kollégiumi étkeztetettek kivételével – *aa)* alpont szerinti összes ellátotti létszám,

L_k = az adott évre elismert kollégiumi létszám

P = az ellátottak számától függő osztószám, melynek értéke

100 ellátottig:	25
101-300 ellátott között:	45
301-1 500 ellátott között:	60
1 500 ellátott felett:	65

P_k = kollégiumi osztószám, melynek értéke 25

F = a gyermekétkeztetési feladatellátási helyek számától függő tényező, melynek értéke

1 feladatellátási hely esetén:	1,0
2-3 feladatellátási hely esetén:	1,1
4-6 feladatellátási hely esetén:	1,2
6 feladatellátási hely felett:	1,3

ac) A dolgozók bértámogatásának összege az alábbiak szerint kerül meghatározásra:

Tsz = Dsz * ÁBd

ahol:

Tsz = a finanszírozás szempontjából elismert szakmai dolgozók átlagbér alapú támogatása,

ÁBd = a finanszírozás szempontjából elismert dolgozók átlagbérének elismert összege.

b) Gyermekétkeztetés üzemeltetési támogatása

A központi költségvetés támogatást biztosít a települési önkormányzatoknak az általuk biztosított gyermekétkeztetési feladattal összefüggésben felmerülő nyersanyag- és dologi kiadásokhoz a személyi térítési díjból származó elvárt bevételek figyelembevételével.

A támogatás összege (a továbbiakban: T) – a Kincstár által ellenőrzött helyi önkormányzati adatszolgáltatás alapján – legfeljebb az alábbiak szerint meghatározott mérték lehet:

T <= Kgy – Szt

ahol:

Kgy = a gyermekétkeztetés várható éves nyersanyag- és dologi kiadása (vásárolt szolgáltatás esetében a vásárolt szolgáltatás útján ellátottakra számított ac) pont szerinti támogatással csökkentett éves nyersanyag- és dologi kiadás összege),

Szt = személyi térítési díjakból származó bevétel elvárt éves összege.

A gyermekétkeztetés üzemeltetési támogatásának megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2. *a)* alpontja, tartalmát az államháztartásért felelős miniszter által kiadott útmutató rögzíti, amelyet az elszámolás során is figyelembe kell venni.

A gyermekétkeztetés üzemeltetési támogatásának önkormányzatonkénti meghatározásáról és annak összegéről – az önkormányzati adatszolgáltatás alapján, a települések típusát és jövedelemtermelő képességét is figyelembe véve – a szociális ügyekért felelős miniszter, az államháztartásért felelős miniszter, valamint a helyi önkormányzatokért felelős miniszter 2014. február 4-éig döntenek. A Kiegészítő szabályok 2. *b)* alpontja szerinti júniusi adatszolgáltatás alapján a miniszterek döntésüket módosíthatják.

A támogatás igénylése során a Kiegészítő szabályok 2. *a)*, 5. és 7. pontjaiban foglaltakat kell alkalmazni.

A III. pont szerinti támogatások kizárólag a támogatás céljaként meghatározott feladatokra használhatók fel, a következők mellett:

- az 1. pont szerinti támogatás kizárólag az abban meghatározott célokra fordítható,
- a települési önkormányzat a 2. pont szerinti támogatás beszámítással csökkentett összegét az ott részletezett feladatokra, valamint részben a 3.-5. pontok szerinti ellátások finanszírozására használhatja fel,
- a 3. *a)-l)* alpontok között átcsoportosíthat, és a 3. pont szerinti támogatást részben a 4. pont szerinti feladatok ellátására is fordíthatja,
- a 3. *m)* pont szerinti támogatást a 2., 3. és 5. pontok szerinti feladatokra használhatja fel,
- a 4. pont szerinti támogatást kizárólag a támogatással érintett intézmények szakmai dolgozóinak béreire, valamint a *b)* alpont szerinti útmutatóban szereplő működési és felújítási kiadásokra fordíthatja, azzal, hogy az *a)* és *b)* alpontok között átcsoportosíthat,
- az 5. pont szerinti támogatás kizárólag az étkeztetés teljes önköltségére (annak megszervezésével összefüggő valamennyi költségre) számolható el, azzal, hogy az *a)* és *b)* alpontok között átcsoportosíthat.

IV. A TELEPÜLÉSI ÖNKORMÁNYZATOK KULTURÁLIS FELADATAINAK TÁMOGATÁSA

1. Könyvtári, közművelődési és múzeumi feladatok támogatása

ELŐIRÁNYZAT: 17 853,7 millió forint

Az előirányzat a települési önkormányzatot illeti meg a muzeális intézményekre, a nyilvános könyvtári ellátás biztosítására szolgáló feladatainak ellátására, valamint a közművelődés támogatására.

a) Megyei hatókörű városi múzeumok feladatainak támogatása

ELŐIRÁNYZAT: 2 553,0 millió forint

A támogatás a megyeszékhely megyei jogú városok önkormányzatát, Szentendre Város Önkormányzatát és Tata Város Önkormányzatát illeti meg a megyei hatókörű városi múzeumok fenntartására az alábbiak szerint:

millió forint

Fenntartó önkormányzat	Megyei hatókörű városi múzeum	Támogatás
Békéscsaba	Munkácsy Mihály Múzeum	97,9
Debrecen	Déri Múzeum	147,0
Eger	Dobó István Vármúzeum	172,8
Győr	Rómer Flóris Művészeti és Történeti Múzeum	89,8
Kaposvár	Rippl-Rónai Megyei Hatókörű Városi Múzeum	118,6
Kecskemét	Kecskeméti Katona József Múzeum	104,9
Miskolc	Herman Ottó Múzeum	182,2
Nyíregyháza	Jósa András Múzeum	130,5
Pécs	Janus Pannonius Múzeum	182,8
Salgótarján	Dornyay Béla Múzeum	98,2
Szeged	Móra Ferenc Múzeum	138,5
Székesfehérvár	Szent István Király Múzeum	217,0
Szekszárd	Wosinsky Mór Megyei Múzeum	129,3
Szentendre	Ferenczy Múzeum	187,7
Szolnok	Damjanich János Múzeum	115,4
Szombathely	Savaria Megyei Hatókörű Városi Múzeum	139,8
Tata	Kuny Domokos Múzeum	88,0
Veszprém	Laczkó Dezső Múzeum	111,5
Zalaegerszeg	Göcseji Múzeum	101,1
Összesen:		2 553,0

b) Megyei könyvtárak feladatainak támogatása

ELŐIRÁNYZAT: 2 851,5 millió forint

A támogatás a megyeszékhely megyei jogú városok önkormányzatát és Szentendre Város Önkormányzatát illeti meg a megyei könyvtárak fenntartására az alábbiak szerint. (A megyei könyvtár biztosítja egyben a megyeszékhely megyei jogú város települési nyilvános könyvtári ellátását is.)

millió forint

Fenntartó önkormányzat	Megyei és városi nyilvános könyvtár	Támogatás
Békéscsaba	Békés Megyei Könyvtár	116,1
Debrecen	Méliusz Juhász Péter Könyvtár	233,8
Eger	Bródy Sándor Megyei és Városi Könyvtár	132,3
Győr	Dr. Kovács Pál Megyei Könyvtár és Közösségi Tér	162,0
Kaposvár	Takáts Gyula Megyei és Városi Könyvtár	100,8
Kecskemét	Bács-Kiskun Megyei Katona József Könyvtár	245,9
Miskolc	II. Rákóczi Ferenc Megyei és Városi Könyvtár	191,2
Nyíregyháza	Móricz Zsigmond Megyei és Városi Könyvtár	195,8
Pécs	Csorba Győző Könyvtár	209,6
Salgótarján	Balassi Bálint Megyei Könyvtár	94,1
Szeged	Somogyi Károly Városi és Megyei Könyvtár	203,5
Székesfehérvár	Vörösmarty Mihály Megyei Könyvtár	134,3
Szekszárd	Illyés Gyula Megyei Könyvtár	109,2
Szentendre	Pest Megyei Könyvtár	105,3
Szolnok	Verseghy Ferenc Könyvtár és Közművelődési Intézmény	129,1
Szombathely	Berzsenyi Dániel Megyei és Városi Könyvtár	119,4
Tatabánya	József Attila Megyei és Városi Könyvtár	125,5
Veszprém	Eötvös Károly Megyei Könyvtár	131,0
Zalaegerszeg	Deák Ferenc Megyei és Városi Könyvtár	112,6
Összesen:		2 851,5

c) Megyeszékhely megyei jogú városok és Szentendre Város Önkormányzatának közművelődési támogatása

ELŐIRÁNYZAT: 707,4 millió forint
FAJLAGOS ÖSSZEG: 400 forint/fő

A megyeszékhely megyei jogú városok és Szentendre Város Önkormányzatát lakosságszám alapján illeti meg a támogatás az Mötv., valamint a muzeális intézményekről, a nyilvános könyvtári ellátásról és a közművelődésről szóló 1997. évi CXL. törvényben (a továbbiakban: Kult. tv.) meghatározott közművelődési feladatainak ellátásához.

d) Települési önkormányzatok nyilvános könyvtári és közművelődési feladatainak támogatása

ELŐIRÁNYZAT: 7 530,0 millió forint

FAJLAGOS ÖSSZEG: 1 140 forint/fő

A települési önkormányzatot lakosságszám alapján illeti meg a támogatás az Mötv.-ben, valamint a Kult. tv.-ben meghatározott könyvtári és közművelődési feladatainak ellátásához.
A támogatásból a megyeszékhely megyei jogú városok önkormányzata, Szentendre Város Önkormányzata, Budapest Főváros Önkormányzata, és a fővárosi kerületek önkormányzatai nem részesülhetnek.

e) Települési önkormányzatok muzeális intézményi feladatainak támogatása

ELŐIRÁNYZAT: 1 091,0 millió forint

A támogatás a muzeális intézményeket fenntartó vagy támogató települési önkormányzatokat illeti meg, elsősorban a korábban a megyei múzeumi szervezetekhez tartozó tagintézmények fenntartásához.
A támogatásból a megyeszékhely megyei jogú városok önkormányzata (Tatabánya Megyei Jogú Város Önkormányzatának kivételével), Szentendre Város Önkormányzata, Tata Város Önkormányzata, Budapest Főváros Önkormányzata, és a fővárosi kerületek önkormányzata nem részesülhetnek.

f) Budapest Főváros Önkormányzatának múzeumi, könyvtári és közművelődési támogatása

ELŐIRÁNYZAT: 677,9 millió forint

Budapest Főváros Önkormányzatát illeti meg a támogatás az Mötv.-ben, valamint a Kult. tv.-ben meghatározott könyvtári, múzeumi és közművelődési feladatainak ellátásához.

g) Fővárosi kerületi önkormányzatok közművelődési támogatása

ELŐIRÁNYZAT: 677,9 millió forint
FAJLAGOS ÖSSZEG: 400 forint/fő

A fővárosi kerületek önkormányzatait lakosságszám alapján illeti meg a támogatás az Mötv.-ben, valamint Kult. tv.-ben meghatározott közművelődési feladatainak ellátásához.

h) Megyei könyvtár kistelepülési könyvtári célú kiegészítő támogatása

ELŐIRÁNYZAT: 1 823,9 millió forint

A támogatást a megyei könyvtárat fenntartó megyeszékhely megyei jogú város és Szentendre Város Önkormányzata igényelheti a könyvtár által az 5 000 főnél kisebb lakosságszámú - könyvtári szolgáltató helyet működtető - településsel 2013. november 1-jéig kötött megállapodások alapján települési lakosságszám kategóriák szerint. A lakosságszám kategóriák a következők

ha) 1 000 fő lakosságszámú vagy az alatti település

FAJLAGOS ÖSSZEG: 668 300 Ft/település

hb) 1 001 – 1 500 fő lakosságszám közötti település

FAJLAGOS ÖSSZEG: 1 060 076 Ft/település

hc) 1 501 – 5 000 fő lakosságszám közötti település

FAJLAGOS ÖSSZEG: 1 002 460 Ft/település

A támogatás megállapításához szükséges adatszolgáltatás rendjét a Kiegészítő szabályok 2. pontja tartalmazza. A támogatás folyósítása 2014. február 1-jéig egy összegben történik.

2. A települési önkormányzatok által fenntartott, illetve támogatott előadó-művészeti szervezetek támogatása

ELŐIRÁNYZAT: 11 344,4 millió forint

Az előirányzat az előadó-művészeti szervezetek támogatásáról és sajátos foglalkoztatási szabályairól szóló 2008. évi XCIX. törvény (e melléklet alkalmazásában a továbbiakban: Emtv.) 11. és 12. §-ában meghatározott, települési önkormányzatok által fenntartott, illetve támogatott nemzeti vagy kiemelt minősítésű előadó-művészeti szervezetek művészeti és létesítménygazdálkodási célú működési támogatására szolgál az alábbiak szerint.

a) Színházművészeti szervezetek támogatása

ELŐIRÁNYZAT: 9 434,5 millió forint

aa) A nemzeti minősítésű színházművészeti szervezetek támogatása

ELŐIRÁNYZAT: 2 493,8 millió forint

aaa) A nemzeti minősítésű színházművészeti szervezetek művészeti támogatása

millió forint

Települési önkormányzat	Színházművészeti szervezet	Művészeti támogatás
Debrecen	Csokonai Színház	314,4
Győr	Győri Nemzeti Színház	300,5
Miskolc	Miskolci Nemzeti Színház Nonprofit Kft.	307,3
Pécs	Pécsi Nemzeti Színház Nonprofit Kft.	263,9
Szeged	Szegedi Nemzeti Színház	310,2
Összesen:		1 496,3

aab) A nemzeti minősítésű színházművészeti szervezetek létesítmény-gazdálkodási célú működési támogatása

millió forint

Települési önkormányzat	Színházművészeti szervezet	Működési támogatás
Debrecen	Csokonai Színház	209,6
Győr	Győri Nemzeti Színház	200,3
Miskolc	Miskolci Nemzeti Színház Nonprofit Kft.	204,8
Pécs	Pécsi Nemzeti Színház Nonprofit Kft.	176,0
Szeged	Szegedi Nemzeti Színház	206,8
Összesen:		997,5

ab) A kiemelt minősítésű színházművészeti szervezetek támogatása

ELŐIRÁNYZAT: 6 940,7 millió forint

aba) A kiemelt minősítésű színházművészeti szervezetek művészeti támogatása

millió forint

Települési önkormányzat	Színházművészeti szervezet	Művészeti támogatás
Békéscsaba	Békéscsabai Jókai Színház	167,0
	Békéscsabai Napsugár Bábszínház	23,3
Budaörs	Budaörsi Játékszín	47,3
Budapest Főváros	Budapest Bábszínház Nonprofit Kft.	213,7
	Centrál Színház Színházművészeti Nonprofit Kft.	88,2
	József Attila Színház Nonprofit Kft.	121,9
	Katona József Színház Nonprofit Kft.	226,1
	Kolibri Gyermek- és Ifjúsági Színház Nonprofit Kft.	136,4
	Madách Színház Nonprofit Kft.	120,4
	Örkény István Színház Nonprofit Kft.	151,3
	Radnóti Miklós Színház Nonprofit Kft.	132,6
Budapest Főváros	Thália Színház Nonprofit Kft.	129,1
	Trafó Kortárs Művészetek Háza Nonprofit Kft.	132,5
	Új Színház Nonprofit Kft.	150,5
	Vígszínház Nonprofit Kft.	328,9
Budapest XI. kerület	Karinthy és Karinthy Kulturális Szolgáltató Nonprofit Kft.	17,2
Debrecen	Vojtina Bábszínház	34,9
Dunaújváros	Bartók Kamaraszínház és Művészetek Háza	44,2
Eger	Gárdonyi Géza Színház	119,2
	Harlekin Bábszínház	22,5
Győr	Vaskakas Bábszínház	43,6
Kaposvár	Csiky Gergely Színház Közhasznú Nonprofit Kft.	170,4

Kecskemét	Katona József Színház	152,7
	Ciróka Bábszínház	36,4
Miskolc	Miskolci Csodamalom Bábszínház Nonprofit Kft.	26,8
Nyíregyháza	Móricz Zsigmond Színház Nonprofit Kft.	215,1
Pécs	Bóbita Bábszínház Nonprofit Kft.	27,7
Sopron	Pro Kultúra Sopron Nonprofit Kft.	120,4
Szeged	Kövér Béla Bábszínház	15,1
Székesfehérvár	Vörösmarty Színház	187,4
Szolnok	Szigligeti Színház	197,1
Szombathely	Mesebolt Bábszínház	39,0
	Weöres Sándor Színház Nonprofit Kft.	124,9
Tatabánya	Tatabánya Megyei Jogú Város Jászai Mari Színház, Népház	76,9
Veszprém	Veszprémi Petőfi Színház	149,2
	Kabóca Bábszínház és Gyermek Közművelődési Intézmény	26,1
Zalaegerszeg	Hevesi Sándor Színház	121,1
	Griff Bábszínház	26,9
Összesen:		4 164,0

abb) A kiemelt minősítésű színházművészeti szervezetek létesítmény-gazdálkodási célú működési támogatása

millió forint

Települési önkormányzat	Színházművészeti szervezet	Működési támogatás
Békéscsaba	Békéscsabai Jókai Színház, Békéscsabai Napsugár Bábszínház	126,9
Budaörs	Budaörsi Játékszín	31,5
Budapest Főváros	Budapest Bábszínház Nonprofit Kft, Centrál Színház Színházművészeti Nonprofit Kft., József Attila Színház	1 288,0
Budapest Főváros	Nonprofit Kft., Katona József Színház Nonprofit Kft., Kolibri Gyermek- és Ifjúsági Színház Nonprofit Kft., Madách Színház Nonprofit Kft., Örkény István Színház Nonprofit Kft., Radnóti Miklós Színház Nonprofit Kft., Thália Színház Nonprofit Kft., Trafó Kortárs Művészetek Háza Nonprofit Kft., Új Színház Nonprofit Kft., Vígszínház Nonprofit Kft.	
Budapest XI. kerület	Karinthy és Karinthy Kulturális Szolgáltató Nonprofit Kft.	11,5
Debrecen	Vojtina Bábszínház	23,3

Dunaújváros	Bartók Kamaraszínház és Művészetek Háza	29,5
Eger	Gárdonyi Géza Színház, Harlekin Bábszínház	94,5
Győr	Vaskakas Bábszínház	29,1
Kaposvár	Csiky Gergely Színház Nonprofit Kft.	113,6
Kecskemét	Katona József Színház, Ciróka Bábszínház	126,1
Miskolc	Miskolci Csodamalom Bábszínház Nonprofit Kft.	17,9
Nyíregyháza	Móricz Zsigmond Színház Nonprofit Kft.	143,4
Pécs	Bóbita Bábszínház Nonprofit Kft.	18,5
Sopron	Pro Kultúra Sopron Nonprofit Kft.	80,3
Szeged	Kövér Béla Bábszínház	10,0
Székesfehérvár	Vörösmarty Színház	125,0
Szolnok	Szigligeti Színház	131,5
Szombathely	Weöres Sándor Színház Nonprofit Kft., Mesebolt Bábszínház	109,3
Tatabánya	Tatabánya Megyei Jogú Város Jászai Mari Színház, Népház	51,3
Veszprém	Veszprémi Petőfi Színház, Kabóca Bábszínház és Gyermek Közművelődési Intézmény	116,9
Zalaegerszeg	Hevesi Sándor Színház, Griff Bábszínház	98,6
Összesen:		2 776,7

b) Táncművészeti szervezetek támogatása

ELŐIRÁNYZAT: 122,9 millió forint

ba) A nemzeti minősítésű táncművészeti szervezetek művészeti támogatása

millió forint

Települési önkormányzat	Táncművészeti Szervezet	Művészeti támogatás
Győr	Győri Balett	37,0

bb) A nemzeti minősítésű táncművészeti szervezetek létesítmény-gazdálkodási célú működési támogatása

millió forint

Települési önkormányzat	Táncművészeti Szervezet	Működési támogatás
Győr	Győri Balett	20,0

bc) A kiemelt minősítésű táncművészeti szervezetek művészeti támogatása

millió forint

Települési önkormányzat	Táncművészeti Szervezet	Művészeti támogatás
Balatonföldvár	Előadó-és Alkotóművészeti Alapítvány	10,4
Budapest XIII. kerület	Rivalda Stúdió Művészeti Iroda Közhasznú Nonprofit Kft.	1,0
Tápiószele	Bozsik Yvette Alapítvány	38,0
Törökbálint	Univers' Art Művészeti Egyesület	8,5
Összesen:		57,9

bd) A kiemelt minősítésű táncművészeti szervezetek létesítmény-gazdálkodási célú működési támogatása

millió forint

Települési önkormányzat	Táncművészeti Szervezet	Működési támogatás
Budapest XIII. kerület	Rivalda Stúdió Művészeti Iroda Közhasznú Nonprofit Kft.	8,0

c) Zeneművészeti szervezetek támogatása

ELŐIRÁNYZAT: 1 787,0 millió forint

ca) Zenekarok támogatása

ELŐIRÁNYZAT: 1 609,6 millió forint

caa) A nemzeti minősítésű zenekarok támogatása

millió forint

Települési önkormányzat	Zenekar	Központi költségvetési támogatás
Budapest XIII. kerület	Liszt Ferenc Kamarazenekar Alapítvány	46,0
Debrecen	Kodály Filharmónia - Kodály Filharmonikusok	178,9
Győr	Győri Filharmonikus Zenekar	169,8
Miskolc	Miskolci Szimfonikus Zenekar Nonprofit Kft.	191,6
Pécs	Pannon Filharmonikus Zenekar	200,5
Szeged	Szegedi Szimfonikus Zenekar	195,8
Szombathely	Savaria Szimfonikus Zenekar	168,6
Összesen:		1 151,2

cab) A kiemelt minősítésű zenekarok támogatása

millió forint

Települési önkormányzat	Zenekar	Központi költségvetési támogatás
Budapest I. kerület	Sysart Kft. Orfeo Zenei Alapítvány - Orfeo Zenekar	21,2
Budapest III. kerület	Óbudai Danubia Zenekar Nonprofit Kft.	20,4
Budapest IX. kerület	MÁV Szimfonikus Zenekari Alapítvány	114,4
Budapest XI. kerület	Budapesti Vonósok Alapítványa	20,2
Budapest XIV. kerület	Zuglói Filharmónia Nonprofit Kft,	66,3
Budapest XXII. kerület	Budafoki Dohnányi Ernő Szimfonikus Zenekar Nonprofit Kft,	128,6
Szolnok	Szolnoki Szimfonikus Zenekar Nonprofit Kft,	67,6
Veszprém	Mendelssohn Kamarazenekar Egyesület	19,7
Összesen:		458,4

cb) Énekkarok támogatása

ELŐIRÁNYZAT: 177,4 millió forint

cba) A nemzeti minősítésű énekkarok támogatása

millió forint

Települési önkormányzat	Énekkar	Központi költségvetési támogatás
Debrecen	Kodály Filharmónia - Kodály Kórus	81,5
Nyíregyháza	Nyíregyházi Cantemus Kórus	45,0
Összesen:		126,5

cbb) A kiemelt minősítésű énekkarok támogatása

millió forint

Települési önkormányzat	Énekkar	Központi költségvetési támogatás
Budapest I. kerület	Sysart Kft. Orfeo Zenei Alapítvány - Purcell Kórus	18,0
Homrogd	Szent Efrém Férfikar	8,1
Szolnok	Szolnoki Szimfónikus Zenekar Nonprofit Kft-Bartók Béla Kamarakórus	24,8
Összesen:		50,9

A IV. pont szerinti támogatások kizárólag a támogatás céljaként meghatározott feladatokra használhatók fel.

V. BESZÁMÍTÁS

A települési önkormányzatot az önkormányzat elvárt bevételével összefüggő támogatáscsökkentés a következő sorrend szerint az e melléklet III.2. és I.1.c) jogcímeken megillető támogatások 50%-a, az I.1.ba), I.1.bb), I.1.bc), I.1.bd) és I.1.a) jogcímeken megillető támogatás teljes összegéig terheli. A támogatáscsökkentés a nettó finanszírozás során kerül érvényesítésre. Az elvárt bevétel legfeljebb a 2012. évi iparűzési adóalap 0,5%-át jelenti, az alábbi differenciálás szerint:

Kategóriák	Támogatáscsökkentés az elvárt bevétel százalékában
a települési önkormányzat egy lakosra jutó adóerő-képessége nem haladja meg az 5000 forintot	0%
a települési önkormányzat egy lakosra jutó adóerő-képessége 5001 és 10 000 forint közötti	25%
ha a települési önkormányzat egy lakosra jutó adóerő-képessége 10 001 és 12 000 forint közötti	50%
ha a települési önkormányzat egy lakosra jutó adóerő-képessége 12 001 és 15 000 forint közötti	75 %
ha a települési önkormányzat egy lakosra jutó adóerő-képessége 15 000 forint feletti	100%

Amennyiben a település közös hivatal székhelye, a rá irányadó %-os beszámítás 5 százalékponttal csökken.

Az elvárt bevétel számítása során az iparűzési adóalap a fővárosi és a kerületi önkormányzatok között a fővárosi önkormányzat és a kerületi önkormányzatok közötti forrásmegosztásról szóló 2006. évi CXXXIII. törvény 3. §-a, illetve a törvény melléklete szerint kerül megosztásra. Az adóerő-képesség figyelembe vételére vonatkozó szabályokat a Kiegészítő szabályok 1. c) alpontja tartalmazza.

Kiegészítő szabályok:

1. *a)* A települési önkormányzatok közigazgatási státuszát a 2013. november 1-jei állapotnak megfelelő, a lakosságszámra és korcsoportba tartozók esetében pedig a 2013. január 1-jei állapotnak megfelelő, a Közigazgatási és Elektronikus Közszolgáltatások Központi Hivatala adatait kell figyelembe venni.

b) A I. 1. *a)* alpont szerinti jogcímhez kapcsolódó szabályok a következők:

ba) A számított alaplétszám számításakor a település típusára, a lakosságszám-kategóriákra és az elismert köztisztviselői létszámra vonatkozó adatokat az alábbi táblázat szerint kell figyelembe venni:

No.	Lakosságszám alsó és felső határa		Elismert köztisztviselői létszám	
			minimum	maximum
	a	b	c	d
A.	Községek			
A.1.	2 000-3 000		6	8
A.2.	3 001-5 000		8	14
A.3.	5 001-11 000		14	23

B.	Városok		
B.1.	1 120-5 000	10	19
B.2.	5 001-10 000	19	26
B.3.	10 001-20 000	26	40
B.4.	20 001-41 500	40	66
C.	Megyei jogú városok		
C.1.	34 200-60 000	76	135
C.2.	60 001-100 000	135	200
C.3.	100 001-205 000	200	282
D.	Fővárosi kerületek		
D.1.	21 840-60 000	64	112
D.2.	60 001-100 000	112	131
D.3.	100 001-134 400	131	157

bb) A I. 1. *a)* alpont szerinti jogcímhez kapcsolódó korrekciós tényezők a következők:

bba) közös hivatalt fenntartó önkormányzatok száma és együttes lakosságszáma alapján:

Megnevezés	Fenntartó önkormányzatok együttes lakosságszáma	Fenntartó önkormányzatok száma	Korrekciós tényező
bba.1)	3 000 fő alatt	2-5 önkormányzat	0,13
		6-7 önkormányzat	0,15
		8-9 önkormányzat	0,17
		10 vagy több önkormányzat	0,19
bba.2)	3 000-5 000 fő között	3-5 önkormányzat	0,12
		6-7 önkormányzat	0,14
		8-9 önkormányzat	0,16
		10 vagy több önkormányzat	0,18
bba.3)	5 000 fő felett	3-5 önkormányzat	0,06
		6-7 önkormányzat	0,08
		8-9 önkormányzat	0,10
		10 vagy több önkormányzat	0,12

bbb) közös hivatalt fenntartó településeken működő nemzetiségi önkormányzatok 2013. április 15-ei állapotnak megfelelő száma alapján:
bbb.1) 2-3 nemzetiségi önkormányzat: 0,04,
bbb.2) 4 vagy több nemzetiségi önkormányzat: 0,07,
bbc) közös hivatal székhelye járási székhely önkormányzat: 0,04.

c) Az I.1.c), III.3. m), III. 5. b) és V. pontok szerinti adóerő-képesség figyelembe vételére vonatkozó szabályok:
A 2012. július 1-jén hatályos iparűzési adórendelettel rendelkező települési önkormányzat a 2013. I. félévi költségvetési beszámoló keretében szolgáltatott adatot a 2012. évi iparűzési adóalap összegéről. A 2013. I. félévi beszámoló keretében adatot nem szolgáltató önkormányzat esetében az adóalap összege megegyezik a 2012. I. félévi beszámoló keretében szolgáltatott adattal. A 2012. július 1-jén hatályos iparűzési adórendelettel nem rendelkező települési önkormányzat esetében az egy főre jutó elvárt iparűzési adó megegyezik az önkormányzattípus, azon belül a népességszám szerinti kategóriába tartozó települési önkormányzatok egy főre jutó iparűzési adóalapja – a legalacsonyabb és legmagasabb egy főre jutó iparűzési adóalapú települési önkormányzatok egy-egy tizede figyelmen kívül hagyásával – számított átlagával.

2. Az e melléklet szerinti támogatások meghatározásához, módosításához, a helyi önkormányzatok egymás közötti, illetve e körön kívüli szervezetnek történő feladat-, illetve intézmény átadás-átvételéhez kapcsolódó eljárásrend:

a) Támogatások meghatározása

Sorszám	Támogatás jogcíme	Adatszolgáltatás időpontja	Adatszolgáltatás alapja	Adatszolgáltatás célja
1.	II. 1. és II. 2.	az Ávr. szerint	gyermeklétszám a 2013/2014. nevelési évi nyitó (október 1-jei) tényleges, a 2013. december 31-ei állapotra becsült adatok, a 2014/2015. nevelési évi becsült adatok alapján, illetve a vezetői órakedvezmény miatti pedagógus többletlétszám, valamint a segítők létszáma a becsült adatok alapján	a felmért gyermeklétszám, vezetői órakedvezmény miatti pedagógus többletlétszám, illetve segítők létszáma alapján a 2014. évi bértámogatás és óvodaműködtetési támogatás megalapozása
2.	II. 3.	az Ávr. szerint	e tábla 1. pont szerinti gyermeklétszámából a 2013/2014. nevelési évben ténylegesen utaztatott gyermekek, továbbá 2014/2015. nevelési évben az utaztatott gyermekek becsült száma	utaztatott gyermekek támogatásának megalapozása
3.	III. 3.	az Ávr. szerint	éves becsült ellátotti adatok	a III.3. szerinti jogcímek támogatásának megalapozása

4.	III. 4.	az Ávr. szerint	a bértámogatás megállapításához az ellátottak éves becsült száma; az intézmény-üzemeltetési támogatáshoz a 2013. évi igénylés, valamint az időarányos teljesítés és a 2014. évi paraméterek figyelembevételével 2014. évre becsült adatok	2014. évi szakmai dolgozók bértámogatása és az intézmény-üzemeltetési támogatás megalapozása
5.	III. 5.	az Ávr. szerint	a bértámogatás megállapításához az éves becsült ellátotti adatok és feladatellátási helyek száma; az üzemeltetési támogatás megállapításához a 2014. évi feladatellátás becsült adatai	a dolgozók bértámogatása és a gyermekétkeztetési üzemeltetési támogatás megalapozása
6.	IV. 1. *h)*	az Ávr. szerint	2013. november 1-jei tényadatok	a megyei könyvtárral 2013. november 1-jéig megállapodást kötő önkormányzatok számának felmérése a megyei jogú városok adatszolgáltatása alapján
7.	I. 2.	az Ávr. szerint	a nem közművel összegyűjtött háztartási szennyvíz becsült évi mennyisége (m^3) alapján	a lakossági díjak csökkentését célzó támogatás megalapozása

b) Támogatások évközi módosítása

Sorszám	Adat-szolgáltatás időpontja	Támogatás jogcíme	Adatszolgáltatás alapja	Finanszírozás kezdő hónapja
1.	2014. június 1.	I. 2., II. 1., II. 2. II. 3., III. 3., III.4., III.5.	a nem közművel összegyűjtött háztartási szennyvíz becsült évi mennyisége (m^3) módosítható; az óvodások száma, a vezetői órakedvezmény miatti pedagógus többletlétszám, illetve a segítők létszáma, valamint a szociális jogcímek esetében a becsült éves ellátotti adatok módosíthatók; a III.4. és III.5. jogcímnél a	I.2. esetében 2014. november; II.1., II.2., II.3., III.3., III.4. a) és III.5. a) esetében 2014. július; III.4. b) és III.5. b) esetében 2014.

			becsült éves ellátotti adatok, személyi térítési díjból származó bevétel és üzemeltetési kiadások módosíthatók	augusztus
2.	2014. október 15.	II. 1., II. 2., II. 3., III. 3., III. 4. a), III.5. a)	az óvodások száma, a vezetői órakedvezmény miatti pedagógus többletlétszám, illetve a segítők létszáma, valamint szociális és gyermekétkeztetési jogcímek esetében a becsült éves ellátotti adatok módosíthatók	2014. december

c) A helyi önkormányzatok egymás közötti, illetve e körön kívüli szervezetnek történő feladat-, illetve intézmény átadás-átvétele

Sorszám	Adat-szolgáltatás időpontja	Támogatás jogcíme	Adatszolgáltatás alapja	Finanszírozás kezdő hónapja
1.	2014. június 1.	II. 1., II. 2., II. 3., III.5.	2014. szeptember 1-jével történő fenntartóváltozás jelzése, az *a)* pont szerinti felmérés során megadott adatok megbontásával	2014. szeptember
		III. 3., III. 4.	2014. július 1-jével történő fenntartó-változás jelzése, az *a)* pont szerinti felmérés során megadott ellátotti adatok megjelölésével	2014. július; III.4. esetében 2014. augusztus
2.	2014. október 15.	III. 3., III. 4. a), III.5. a)	2014. december 1-jével történő fenntartóváltozás jelzése, az *a)* pont szerinti felmérés során megadott adatok megbontásával	2014. december

A helyi önkormányzati körön kívüli szervezetnek történő átadás-átvétel esetén az átadást, átvételt tanúsító okmányokat a felmérés lezárását követően a Kincstárnak küldi meg. A kérelemhez mellékelni kell az átadó és az átvevő között kötött megállapodást, az átadás-átvételről szóló képviselő-testületi, illetve társulási tanácsi határozat kivonatát, az átvevő feladatellátáshoz szükséges működési engedélyét (szociális ellátások esetében a szolgáltatói nyilvántartásba történő bejegyzést igazoló dokumentumot), valamint a feladatot átadó és átvevő nyilatkozatát arra vonatkozóan, hogy az e törvény alapján számára biztosított támogatások igényléséről vagy lemondásáról gondoskodott.

A helyi önkormányzatok, a települési, területi nemzetiségi önkormányzatok, az országos nemzetiségi önkormányzatok, valamint a központi költségvetési szervek egymás közötti, illetve e körön kívüli feladat-, illetve intézmény átadása-átvétele esetén, amennyiben az intézmény átadás-átvételének időpontja (tényleges átadás-átvétel) nem esik egybe a fenti táblázatban szereplő fenntartóváltási időpontokkal (finanszírozási átadás-átvétel), úgy ezen időpontig az érintett felek a finanszírozást pénzeszköz-átadással, -átvétellel egymás közötti megállapodás útján rendezik. A finanszírozási átadás-átvétel időpontjáig időarányos támogatás abban az esetben illeti meg a

feladatot, intézményt átadó helyi önkormányzatot, ha a feladatot átvevő az intézmény, szolgáltatás tekintetében a tényleges átadás-átvétel időpontjától kezdve működési engedéllyel (szociális ellátások esetében a szolgáltatói nyilvántartásba történő bejegyzést igazoló dokumentummal) rendelkezik. Ellenkező esetben a feladatot, intézményt átadó helyi önkormányzat köteles lemondani a tényleges átadás-átvétel időpontjától a finanszírozási átadás-átvétel időpontjáig tartó időszakra jutó időarányos támogatásról.

Az időskorúak átmeneti és tartós, valamint a hajléktalanok tartós bentlakást nyújtó szociális intézményeinek helyi önkormányzatok közötti átadás-átvétele esetén a III. 4. *b)* alpont szerinti támogatást az ellátottak arányában kell megosztani. Ha a helyi önkormányzat ilyen intézményt helyi önkormányzati körön kívüli szervezetnek ad át, úgy a III. 4. *b)* alpont szerinti támogatásról vagy annak az átadással érintett ellátottakkal arányos, illetve időarányos részéről le kell mondania.

Óvoda intézmény helyi önkormányzati körön kívüli szervezetnek történő átadása esetén a helyi önkormányzatnak a II. 2. szerint óvodaműködtetési támogatásról vagy annak az átadással érintett ellátottakkal arányos, illetve időarányos részéről szintén le kell mondania.

A gyermekétkeztetési feladat helyi önkormányzatok közötti átadás-átvétele esetén a III. 5. *b)* alpont szerinti támogatást az ellátottak arányában kell megosztani. Ha a helyi önkormányzat a feladatot helyi önkormányzati körön kívüli szervezetnek adja át, a III. 5. *b)* alpont szerinti támogatásról vagy annak az átadással érintett ellátottakkal arányos, illetve időarányos részéről le kell mondania.

A III. 3. *ad)* alpont szerinti támogatás esetében nincs lehetőség átadás-átvételre. Amennyiben a fenntartó-változás következtében az önkormányzat nem lesz jogosult, vagy alacsonyabb összegű támogatásra jogosult e jogcímeken, úgy a különbözet lemondásnak minősül.

3. Az óvodapedagógusok, és óvodapedagógusok nevelő munkáját közvetlenül segítők bértámogatása az alábbi adatszolgáltatások, nevelés-szervezési paraméterek és számítások figyelembevételével történik.

a) Nevelési-szervezési paraméterek:

Foglalkozás-szervezés	Gyermekek heti foglalkoztatási időkerete	Csoport átlaglétszám	Óvodapedagógus kötött munkaidő	Intézménytípus-együttható
1	2	3	4	5
gyermekek nevelése a napi 8 órát nem éri el	30,5	20	32	0,85
gyermekek nevelése a napi 8 órát eléri vagy meghaladja	61,0	20	32	0,85

Vegyesen szervezett csoportok esetén a gyermekeket aszerint kell a megfelelő csoportban figyelembe venni, hogy a gyermek havonta átlagosan hány órát tartózkodik az óvodában.

b) Vezetői órakedvezmény miatti pedagógus többletlétszám számítása
2013/2014. nevelési évre:

$$V_{k1} = V_1 * \left(1 - \frac{V_{i1}}{V_1 * 32}\right)$$

2014/2015. nevelési évre:

$$V_{k2} = V_2 * \left(1 - \frac{V_{i2}}{V_2 * 32}\right)$$

ahol:

V_{k1}; V_{k2} = a 2013/2014., illetve a 2014/2015. nevelési évben a vezetői órakedvezményből adódó létszámtöbblet,

V_1; V_2 = a Köznev. tv. 1. melléklete szerinti vezetők kötelező létszáma, de legfeljebb

- 2014. év első 8 hónapjában a 2013/2014. nevelési évi nyitó (októberi 1-jei) közoktatási statisztika szerint ténylegesen foglalkoztatott,
- 2014. év utolsó 4 hónapjában a 2014/2015. nevelési évi nyitó (októberi 1-jei) közoktatási statisztikai állapotra becsült

vezetői létszám.

Az év végi elszámolás mindkét nevelési év tekintetében a közoktatási statisztikában szerepeltetett vezetői létszám alapján történik.

V_{i1}; V_{i2} = a V_1 és V_2 vezetői létszámra - a Köznev. tv. 5. mellékletében - megállapított kötelező nevelési óraszámának, óvodai foglalkozásai számának összege.

4. Az óvodai, iskolai és kollégiumi étkeztetést igénybe vevő gyermekek, tanulók 2014. évi becsült átlaglétszáma és az étkezési napok száma alapján tervezhető, illetve igényelhető. A támogatás szempontjából az önkormányzat által szervezett étkeztetésben részt vevők számának megállapításánál egy fő - függetlenül attól, hogy többszöri étkezésben is részt vesz - csak egy létszámként és egy jogcímen szerepelhet. Az igényjogosultság szempontjából egy fő létszámnak az a gyermek, tanuló számít, akinek naponta legalább a déli, többfogásos, meleg, főétkezés az önkormányzat által szervezett keretek között biztosított. Az elszámolás dokumentuma az élelmezési nyilvántartás és a térítési díj-kedvezményre való jogosultságot alátámasztó irat. Az étkezésben részt vevők naptári évre, naponként összesített éves létszámát el kell osztani óvodai étkeztetés esetén 220 nappal, kollégiumi étkeztetés esetén 200 nappal, iskolai étkeztetés esetén 185 nappal. A nyári szünidőben szervezett napközi ellátáshoz (üdültetéshez, táboroztatáshoz, egyéb szabadidős programhoz) kapcsolódóan biztosított szervezett étkeztetésben részt vevők létszáma az előbbi számításokban nem vehető figyelembe.

5. A 2. melléklet II., III. 3., III. 4. és III. 5. pontjai szerinti támogatásra a települési önkormányzat, és az Mötv. alapján létrehozott társulás székhely önkormányzata jogosult.

6. Gondozási nap: egy ellátott egy napi intézményi ellátása (idős és hajléktalan személyeket ellátó tartós és átmeneti szociális intézményben, valamint gyermekek átmeneti gondozását biztosító intézményben), amely az intézménybe történő felvétel napjával kezdődik és annak végleges elhagyásával fejeződik be. A gondozási napok számításánál az ideiglenesen - egészségügyi vagy egyéb okból - távollévőket is figyelembe kell venni. Az intézményi jogviszony egy évi folyamatos távollét esetén megszűnik.

7. A települési önkormányzatok kötelező feladatainak a Szoctv. 120-122. §-a, illetve a Gyvt. 97. §-a szerinti ellátási szerződés, illetve az önkormányzatok egymás közötti, az Mötv. 41. § (6) bekezdése alapján kötött szerződés keretében történő ellátása esetén a támogatás igénylésére a

szolgáltatás, illetve az intézmény szolgáltatói nyilvántartásba bejegyzett fenntartója jogosult (ideértve azon működési engedéllyel rendelkező szolgáltatókat, intézményeket, amelyeket a működést engedélyező szerv 2014. június 30-áig hivatalból jegyez be a szolgáltatói nyilvántartásba). E szabály alól kivételt képez a III. 3. *a)* alpont szerinti jogcím, amely esetében - szerződés esetén is - az a települési önkormányzat jogosult a támogatás igénylésére, amely számára szerződés alapján más önkormányzat vagy fenntartó biztosítja az ellátást.

8. A III. 3. *a)-l)* alpontokban és III. 4. pontokban szereplő támogatásokat azok a települési önkormányzatok vehetik igénybe, amelyek

- az adott szociális szolgáltatás, illetve gyermekjóléti szolgáltató tevékenység tekintetében a szolgáltatói nyilvántartásba bejegyzésre kerültek (ideértve azon működési engedéllyel rendelkező szolgáltatókat, intézményeket, amelyeket a működést engedélyező szerv 2014. június 30-áig hivatalból jegyez be a szolgáltatói nyilvántartásba), és

- a Szoctv. 58/A. § (2)-(2e) bekezdése, illetve a Gyvt. 145. § (2)-(2c) bekezdése alapján az adott szociális szolgáltatásra, illetve gyermekjóléti szolgáltató tevékenységre - a Szoctv. 58/A. § (2d) bekezdésében, valamint a Gyvt. 145. § (2b) bekezdésében meghatározott kivételekkel - befogadást nyertek.

Az Mötv. szerinti társulás keretében történő működtetés esetén

- a III. 3. *a)* alpont szerinti támogatás összegének számításánál a társult települések összlakosságszámát kell figyelembe venni,

- a III. 3. *b)* alpont alatti támogatás akkor vehető igénybe, ha a társult települések lakosságszáma együttesen meghaladja a 40 000 főt.

9. A III. 3. *a)-l)* alpontokban és III. 4. pontokban szereplő támogatások igénybevételének feltétele az ellátott adatainak - a Szoctv. 20/C. § (1)-(4) bekezdései, illetve a Gyvt. 139. § (2)-(3) bekezdései szerinti - nyilvántartásba vétele, valamint a külön jogszabály szerinti napi jelentési kötelezettség teljesítése. A támogatás igénybevételére a fenntartó attól az időponttól jogosult, amikor a nyilvántartásba vettek ellátását ténylegesen megkezdte. Ha a helyi önkormányzatok egymás közötti, és e körön kívüli feladat-, illetve intézmény átadása-átvétele következtében az érintett felek a finanszírozást – a Kiegészítő szabályok 2. c) pontja szerint – pénzeszköz-átadással, -átvétellel egymás közötti megállapodás útján rendezik, úgy a nyilvántartásba vétel és a napi jelentési kötelezettség teljesítése az átvevő fenntartó tekintetében vizsgálandó.

A III. 3. *a)-l)* alpontokban és III. 4. pontokban szereplő támogatások teljes összege abban az esetben jár, ha a szolgáltatás a tárgyév egészében szerepel a szolgáltatói nyilvántartásban.

Amennyiben a III. 3. és III. 4. pontok szerinti szolgáltatás, intézmény nem egész évben működik, a támogatás a működés megkezdését követő hónap 1-jétől, illetve megszűnése hónapjának utolsó napjáig időarányosan jár. Amennyiben a szolgáltatói nyilvántartásba történő bejegyzés adott hónap első napjától érvényes, és a szolgáltatás, intézmény ezen időponttól jogszerűen működik, e hónapra a támogatás igénybe vehető. A III. 3. *a)* alpontra vonatkozóan egy lakosra csak egyszer igényelhető a támogatás.

A III. 3. *c)* alpont szerinti támogatás azonos időszakban ugyanazon ellátott után a III. 3. *g)-i)* alpontok szerinti támogatásokkal együtt nem igényelhető.

A III. 3. *d)* alpont szerinti támogatás azonos időszakban ugyanazon ellátott után a III. 3. *f)-i)* alpontok szerinti támogatásokkal együtt nem igényelhető.

A III. 3. *ja)* alpont esetében bölcsődébe beíratottnak az a gyermek minősül, akit az intézménybe felvettek, beírattak és megjelenik a napi nyilvántartási rendszerben. Amennyiben a gyermek az intézményben nem egész hónapra jelenik meg beíratottként, akkor a tört hónapban a támogatás szempontjából csak azokra a napokra vehető figyelembe, amely napokon igénybe veszi az ellátást, feltéve, hogy ezeken a napokon jogviszonyban is állt az intézménnyel.

10. A nappali, illetve a bentlakásos intézményi ellátást nyújtó intézményekben - kivéve a hajléktalanok nappali intézményét - a Szoctv. 92/K. § (5)-(6) bekezdései alapján az ellátottak száma egyetlen napon sem haladhatja meg:

- nappali intézmény esetén - a nappali melegedő kivételével - a szolgáltatói nyilvántartásban, működési engedélyben meghatározott férőhelyszám 110%-át,
- bentlakásos intézmény esetén a szolgáltatói nyilvántartásban, működési engedélyben meghatározott férőhelyszám 105%-át,

éves átlagban pedig a férőhelyszám 100%-át. Házi segítségnyújtás esetében az ellátottak száma egyetlen napon sem haladhatja meg a szolgáltatói nyilvántartásban, működési engedélyben meghatározott ellátotti létszám 110%-át, éves átlagban pedig annak 100%-át.

A helyettes szülőnél, a gyermekek, illetve családok átmeneti otthonában ellátottak száma éves átlagban nem haladhatja meg a szolgáltatói nyilvántartásban, működési engedélyben meghatározott férőhelyszám 100%-át.

11. A III. 3. pont szerinti feladatok esetében a társulásoknak járó magasabb támogatás akkor igényelhető, ha

- a feladat ellátásáról az Mötv. szerinti önkormányzati társulás saját fenntartású intézménye, szolgáltatója útján gondoskodik, és
- a feladat ellátásában részt vevő települési önkormányzatok önállóan az adott feladat ellátását nem biztosítják, az adott feladat tekintetében nincs szolgáltatójuk, intézményük bejegyezve a szolgáltatói nyilvántartásba, valamint
- a társult és ellátott települési önkormányzatok lakosságszáma
  - = az *a)*, *c)-d)*, és *f)-i)* alpontok szerinti feladatok esetében együttesen legalább 3 000 fő,
  - = a *j b)-l)* alpontok szerinti feladatok esetében együttesen legalább 5 000 fő,
- az adott feladathoz járó alaptámogatás igénylésére az önkormányzat jogosult.

Egy települési önkormányzat ugyanazon feladat ellátása tekintetében a támogatás szempontjából kizárólag egy társulásban vehető figyelembe.

12. A III. 4. *a)* alpontban az időskorúak átmeneti és tartós, valamint a hajléktalanok tartós bentlakást nyújtó szociális intézményeket fenntartó települési önkormányzat által foglalkoztatott segítő munkatárs bértámogatása, illetve a III. 4. *b)* alpontban az elismert intézményvezetői létszám meghatározása az alábbi paraméterek figyelembevételével történik:

Megnevezés	Finanszírozás szempontjából elismert létszám
Intézményvezető	1 fő
Segítő: ápoló, gondozó, szociális, mentálhigiénés munkatárs	4 ellátottra 1 fő

13. A III. 4. pont szerinti támogatás kizárólag az időskorú és/vagy hajléktalan személyek ellátásához vehető igénybe. Amennyiben a szociális szakosított ellátást biztosító intézmény e személyek ellátásán kívül egyéb ellátotti csoportokról - pl. fogyatékos személyekről, pszichiátriai és szenvedélybetegségben szenvedőkről, gyermekvédelmi szakellátásban részesülőkről - is gondoskodik, úgy az intézmény-üzemeltetési támogatáshoz az intézmény-üzemeltetési kiadást meg kell osztani, és az adatszolgáltatás során kizárólag az időskorúak átmeneti és tartós, illetve a hajléktalan személyek tartós bentlakásos ellátásának adatait lehet szerepeltetni.

3. melléklet a 2013. évi CCXXX. törvényhez

A helyi önkormányzatok által felhasználható központosított előirányzatok

1. Lakossági közműfejlesztés támogatása

Előirányzat: 1 350,0 millió forint

A támogatás a magánszemélyek közműfejlesztési támogatásáról szóló 262/2004. (IX. 23.) Korm. rendelet szerint igényelhető.

2. Lakossági víz- és csatornaszolgáltatás támogatása

Előirányzat: 4 500,0 millió forint

Az előirányzat azon települési önkormányzat támogatására szolgál, amelynek az önkormányzati, az állami és egyéb szolgáltatók által végzett lakossági közműves ivóvízellátás és szennyvízszolgáltatás, valamint a más víziközmű társaságtól vásárolt, illetve átvett lakossági célú ivóvíz ráfordításai magasak. A támogatás a települési önkormányzatok között az igénybejelentést megelőző egyéves időszak lakossági fogyasztásának mennyisége, az ebben várható változások és a szolgáltatás tényleges, illetve várható ráfordításai figyelembevételével kerül elosztásra. A támogatás településenkénti összegének megállapítása során figyelembe kell venni az adott önkormányzat lakosainak szociális helyzetét is.

Az előirányzat szolgál részbeni fedezetül az egészséges ivóvízzel való ellátás ideiglenes módozatai ráfordításainak támogatására is azon települési önkormányzatok esetén, amelyek az Állami Népegészségügyi és Tisztiorvosi Szolgálat határozata alapján kötelesek a településen élők részére az egészséges ivóvizet zacskós vagy palackos kiszerelésben, illetve tartálykocsis szállítással biztosítani.

A támogatási igényekről a - vízgazdálkodásért felelős miniszter által vezetett - tárcaközi bizottság javaslata alapján a vízgazdálkodásért felelős miniszter dönt.

3. Az e-útdíj bevezetésével egyidejűleg a magántulajdonos árufuvarozók versenyképességét javító intézkedések miatt az önkormányzatoknál keletkező bevételkiesés ellentételezése

Előirányzat: 5 000,0 millió forint

Az előirányzat a Magyarországon 2013. július 1. napjától bevezetett, megtett úttal arányos díjszedési rendszer miatti fuvarozói versenyképességet javító intézkedések hatásaként a települési önkormányzatoknál jelentkező, az önkormányzatokat megillető gépjárműadó és iparűzési adóbevétel 2013. évi kiesése (a továbbiakban: bevételkiesés) ellentételezésére szolgál.

Az ellentételezés két részletben történik: 2014. február 28-áig az előleg összegének, 2014. augusztus 29-éig a megállapított támogatás előleggel csökkentett összegének folyósítására kerül sor. Az előleg összegének megállapítása az államháztartásért felelős miniszter által kiadott útmutató alapján végzett – a bevételkiesés 2013. évi várható összegére vonatkozó, 2014. január 20-áig történő – felmérés alapján történik. A támogatás megállapítása a bevételkiesés tényleges összegének megállapítását célzó, 2014. július 31-éig történő felmérés alapján történik.

4. Kompok, révek fenntartásának, felújításának támogatása

Előirányzat: 192,0 millió forint

Az előirányzat a meglévő közforgalmú, közútpótló folyami révek, kompok és az azokhoz szükséges parti létesítmények, kiszolgáló utak fenntartására szolgál, ha az említett eszközökön végzendő munkákat - kivételes esetben új eszköz beszerzését - a műszaki előírások vagy a műszaki állapot szükségessé teszik, és az eszközöknek a felújítás utáni tartós használata biztosítva van. Méltányolandó kistérségi foglalkoztatás-politikai szempontok esetén lehetőség van a működtetés támogatására is.

A kompközlekedés működtetéséhez Mohács város önkormányzatát legalább 30 millió forint, Dunafalva község önkormányzatát legalább 12 millió forint illeti meg az előirányzatból.

Az előirányzat azon települési önkormányzatok közötti elosztásáról, amelyeknek az említett eszközök a tulajdonában és működtetésében vannak, vagy amelyeknek közigazgatási területén az említett eszközöket közforgalmú, közútpótló jelleggel, érvényes engedély birtokában működtetik, tárcaközi bizottság javaslata alapján a közlekedésért felelős miniszter dönt.

5. Határátkelőhelyek fenntartásának támogatása

Előirányzat: 85,0 millió forint

Az előirányzat 70%-a a 2013. december 31-ei schengeni külső határszakaszokon (a magyar-ukrán, a magyar-román, a magyar-szerb és a magyar-horvát határszakaszokon), 30%-a a 2013. december 31-ei schengeni belső határszakaszokon (a magyar-osztrák, a magyar-szlovén és a magyar-szlovák határszakaszokon) közúti határátkelőhelyet fenntartó települési önkormányzatok támogatását szolgálja. A támogatás a közúti ki- és belépési (személyi- és járműforgalmi) adatok arányában kerül megállapításra, összege települési önkormányzatonként nem lehet kevesebb 20 ezer forintnál. A támogatás a határátkelőhely tisztántartása, megközelíthetősége érdekében felmerülő működési célú kiadásokra használható fel a személyi jellegű kiadások kivételével.

A külső határszakaszok határátkelőhelyeihez kapcsolódó támogatást a határrendészetért felelős miniszter a 2013. évi közúti ki- és belépési adatok arányában, a belső határszakaszok határátkelőhelyeihez kapcsolódó támogatást a 2007. évi közúti ki- és belépési adatok arányában 2014. március 25-éig folyósítja egy összegben.

6. Helyi szervezési intézkedésekhez kapcsolódó többletkiadások támogatása

Előirányzat: 4 214,2 millió forint

A központi költségvetés hozzájárulást biztosít a települési önkormányzatnak az általa fenntartott intézményben biztosított feladatellátás ésszerű megszervezése folytán felszabaduló létszám miatti, 2013. szeptember 30. napját követően hozott döntéseikhez kapcsolódó 2013. és 2014. években esedékes jogszabályi kötelezettségeik teljesítéséhez.

A támogatás feltétele, hogy a települési önkormányzati, illetve társulási szintű létszámcsökkentéssel kapcsolatban meghozott döntés egyidejűleg az álláshely megszüntetését is jelentse. További feltétel, hogy a megszüntetett álláshely legalább öt évig nem állítható vissza,

kivéve, ha jogszabályból (ide nem értve a települési önkormányzat rendeletét, illetve a társulás határozatát) adódó többletfeladatok ezt indokolttá teszik.

A pályázat benyújtása három ütemben történik, az egyes ütemek határideje: I. ütem 2014. április 12., II. ütem 2014. július 12., III. ütem 2014. szeptember 27.

Az előirányzat fedezetet nyújt továbbá

- a helyi szervezési intézkedésekhez kapcsolódó többletkiadások támogatása jogcímen az előző években jóváhagyott, tárgyévre áthúzódó, valamint a tárgyévben jóváhagyott kötelezettségvállalások, valamint
- a prémiumévek programról és a különleges foglalkoztatási állományról szóló 2004. évi CXXII. törvény szerinti munkáltatói kifizetések

forrására.

7. Ózdi martinsalak felhasználása miatt kárt szenvedett lakóépületek tulajdonosainak kártalanítása

Előirányzat: 300,0 millió forint

Az előirányzatból támogatást igényelhet a települési önkormányzat azon magánszemély tulajdonosok támogatására, akiknek a martinsalakból épült - építési és használatbavételi (fennmaradási) engedéllyel rendelkező - lakott lakóépülete a 2002. január 15-éig benyújtott kérelme és a szakértői vélemény szerint helyreállításra, újjáépítésre szorul. Az igényelt támogatást az Országos Katasztrófavédelmi Főigazgatóság az épületek károsodásának mértékére (kategóriáira) tekintettel sorolja be.

A támogatás igénylésének, döntési rendszerének, folyósításának, felhasználásának, elszámolásának és ellenőrzésének részletes feltételeit az ózdi martinsalak felhasználásával készült lakóépületek tulajdonosainak kárenyhítéséről szóló 40/2003. (III. 27.) Korm. rendelet határozza meg. A támogatási igényeket - az Országos Katasztrófavédelmi Főigazgatóság folyósításra vonatkozó kezdeményezésének sorrendjében - a tárgyévben rendelkezésre álló előirányzat mértékéig lehet teljesíteni.

8. Önkormányzatok és társulásaik európai uniós fejlesztési pályázatai saját forrás kiegészítésének támogatása

Előirányzat: 16 900,0 millió forint

Az előirányzat szolgál fedezetül a helyi önkormányzat, a helyi önkormányzatok társulása és a helyi önkormányzatok egyéb együttműködése keretében megvalósítandó európai uniós fejlesztési célú pályázataihoz szükséges saját forrás kiegészítésére a korábbi években megítélt és támogatási szerződésben rögzített központi költségvetési támogatásból és a 2014. évben megkötött támogatási szerződésekből adódó fizetési kötelezettségek teljesítésére.

2014. évben - a megyei önkormányzat kivételével - támogatás a vízgazdálkodási, az egyes környezetvédelmi, a szociális városrehabilitációs célú, az egészségügyi alapellátást, járóbeteg-szakellátást, valamint a bölcsődei, óvodai és általános iskolai ellátást nyújtó intézmények és belterületi közutak, kerékpárutak infrastrukturális fejlesztéseihez szükséges saját forrás kiegészítésére igényelhető, amelyek - a vízgazdálkodáson belül a vízrendezési és csapadékvíz-elvezetési célt kivéve - a helyi önkormányzat, illetve társulása vagyongyarapodását eredményezik.

2014. évben támogatást kizárólag a következő helyi önkormányzat, illetve társulása igényelhet:

a) a társadalmi-gazdasági és infrastrukturális szempontból elmaradott, illetve a jelentős munkanélküliséggel sújtott települések besorolásáról szóló kormányrendeletben szereplő települések,

b) a kedvezményezett térségek besorolásáról szóló kormányrendelet 2. vagy 4. mellékletében szereplő kistérségek területén lévő települések,

c) a Magyarország 2012. évi központi költségvetéséről szóló 2011. évi CLXXXVIII. törvény (a továbbiakban: 2012. évi költségvetési törvény) 76/C. §-a szerinti, illetve a Magyarország 2013. évi központi költségvetéséről szóló 2012. évi CCIV. törvény (a továbbiakban: 2013. évi költségvetési törvény) 72-74/A. §-ai szerinti önkormányzati adósságátvállalásban vagy törlesztési célú támogatásban (a továbbiakban: adósságkonszolidáció) részt nem vett települési önkormányzatok,

d) azon önkormányzatok és társulásaik, amelyek az ivóvízminőség-javító programban érintettek, ugyanezen program keretében megvalósuló ivóvízminőség-javító beruházásaikhoz,

e) önkormányzati társulások, amelyek támogatást kizárólag az *a), b),* vagy a *c)* pont szerinti feltételeknek megfelelő tagjaik által biztosítani szükséges saját forrás alapján igényelhetnek,

f) a megyei önkormányzatok.

A támogatásról a helyi önkormányzatokért felelős miniszter dönt. A döntés a fejlesztés teljes időszakára - előre ütemezetten - történik.

2014. évben a megyei önkormányzat azon fejlesztéseihez szükséges saját forrás kiegészítésére igényelhet támogatást, amelyek esetében az európai uniós támogatásról szóló döntés 2013. évben vagy azt megelőzően született meg.

Magyarország európai uniós derogációs kötelezettségének határidőben történő megvalósítása érdekében az egészséges ivóvíz-beruházásokra ígérvény adható.

9. Gyermekszegénység elleni program keretében nyári étkeztetés biztosítása

Előirányzat: 2 640,0 millió forint

Az előirányzat a rászoruló gyermekek nyári étkeztetését biztosító települési önkormányzatok feladatellátásának támogatására szolgál. Az előirányzatból támogatást az a települési önkormányzat igényelhet, amely vállalja, hogy a nyári időszakban a rendszeres gyermekvédelmi kedvezményben részesülő gyermekek számára étkeztetést biztosít.

10. Önkormányzati feladatellátást szolgáló fejlesztések

Előirányzat: 15 120,0 millió forint

a) Adósságkonszolidációban részt nem vett települési önkormányzatok fejlesztéseinek támogatása

Előirányzat: 10 000,0 millió forint

Az előirányzat a 2012. évi költségvetési törvény 76/C. §-a szerinti, illetve a 2013. évi költségvetési törvény 72-74/A. §-ai szerinti önkormányzati adósságkonszolidációban részt nem vett települési önkormányzatok fejlesztési célú pályázatai támogatására szolgál.

b) *Egyes önkormányzati feladatokhoz kapcsolódó fejlesztési támogatás*

Előirányzat: 1 000,0 millió forint

ba) Kötelező önkormányzati feladatot ellátó intézmények fejlesztése, felújítása
Az előirányzatból támogatást igényelhet a települési önkormányzat, továbbá társult fenntartás esetén a társulás székhely önkormányzata a kötelező önkormányzati feladatot ellátó intézménye fejlesztésére, felújítására. Az igényelhető maximális támogatás mértéke 30,0 millió forint.

bb) Óvodai, iskolai és utánpótlás sport infrastruktúra-fejlesztés, felújítás
Az előirányzatból támogatást igényelhet a települési önkormányzat a tulajdonában lévő, sportlétesítményként üzemelő létesítmény fejlesztésére, felújítására, illetve új sportlétesítmény létrehozására. Az igényelhető maximális támogatás mértéke 20,0 millió forint.

Nem nyújtható a *ba)* és *bb)* pont szerinti támogatás olyan pályázathoz, amely a megjelölt műszaki tartalomra uniós vagy egyéb nemzeti támogatásban részesül. A támogatással létrehozott ingatlanvagyon a beruházás megvalósításától számított tíz évig nem idegeníthető el, kivéve, ha az elidegenítést műszaki vagy szakmai okok teszik szükségessé, és az abból származó ellenértéket a kedvezményezett a támogatási cél szerinti további feladatokra fordítja. Az elidegenítés egyedi kérelem alapján a helyi önkormányzatokért felelős miniszter engedélyével történhet.

c) Egyes fővárosi önkormányzati feladatokhoz kapcsolódó fejlesztések támogatása

Előirányzat: 2 000,0 millió forint

Az előirányzat Budapest Főváros Önkormányzatának alábbi fejlesztési célú pályázatainak támogatását szolgálja:

ca) A Széll Kálmán tér felújításának, a térség tömegközlekedési kapcsolatai, Káposztásmegyer vasúti és egyéb fővárosi közösségi közlekedés fejlesztésének támogatása

Az előirányzat 50%-a nyújt fedezetet a Széll Kálmán tér felújítása, a térség tömegközlekedési kapcsolatai fejlesztése, a budai fonódó villamoshálózat kiépítése, valamint a fogaskerekű felújítása és Széll Kálmán térre való behozatala támogatásának, valamint a Káposztásmegyer vasúti megállóhely és közúti kapcsolatai megvalósításának és egyéb fővárosi közösségi közlekedés fejlesztésének támogatása 2014. évi ütemére.

A támogatás felhasználásának részletes szabályairól a nem az európai uniós fejlesztési források felhasználásához kapcsolódó fejlesztéspolitikáért felelős miniszter a helyi önkormányzatokért felelős miniszterrel egyetértésben köt támogatási szerződést Budapest Főváros Önkormányzatával.

A Magyar Köztársaság 2011. évi költségvetéséről szóló 2010. évi CLXIX. törvény (a továbbiakban: 2011. évi költségvetési törvény) 5. A helyi önkormányzatok által felhasználható központosított előirányzatok melléklete 16. A Moszkva tér felújításának, a térség tömegközlekedési kapcsolatai, Káposztásmegyer vasúti és egyéb fővárosi közösségi közlekedés fejlesztésének támogatása és a 2012. évi költségvetési törvény 5. A helyi önkormányzatok által

felhasználható központosított előirányzatok melléklete 15. A Moszkva tér felújításának, a térség tömegközlekedési kapcsolatai, Káposztásmegyer vasúti és egyéb fővárosi közösségi közlekedés fejlesztésének támogatása jogcímeken kapott támogatások felhasználásának és elszámolásának határideje 2016. december 31.

cb) Az egy és két számjegyű országos főközlekedési utak fővárosi szakaszai karbantartásának támogatása

Az előirányzat 25%-a nyújt fedezetet az egy és két számjegyű országos főközlekedési utak fővárosi szakaszai karbantartása támogatásának 2014. évi ütemére.

A támogatás felhasználásának részletes szabályairól a nem az európai uniós fejlesztési források felhasználásához kapcsolódó fejlesztéspolitikáért felelős miniszter a helyi önkormányzatokért felelős miniszterrel egyetértésben köt támogatási szerződést Budapest Főváros Önkormányzatával.

A 2012. évi költségvetési törvény 5. A helyi önkormányzatok által felhasználható központosított előirányzatok melléklete 17. Az egy és két számjegyű országos főközlekedési utak fővárosi szakaszai karbantartásának támogatása jogcímen kapott támogatás felhasználásának és elszámolásának határideje 2014. december 31.

cc) Római parti árvízvédelmi védmű megvalósításának támogatása

Az előirányzat 25%-a a Római parti árvízvédelmi védmű megvalósítása támogatásának 2014. évi ütemét szolgálja.

A támogatás felhasználásának részletes szabályairól a vízgazdálkodásért felelős miniszter a helyi önkormányzatokért felelős miniszterrel egyetértésben köt támogatási szerződést Budapest Főváros Önkormányzatával.

A 2011. évi költségvetési törvény 5. A helyi önkormányzatok által felhasználható központosított előirányzatok melléklete 19. Római parti árvízvédelmi védmű megvalósításának támogatása és a 2012. évi költségvetési törvény 5. A helyi önkormányzatok által felhasználható központosított előirányzatok melléklete 18. Római parti árvízvédelmi védmű megvalósításának támogatása jogcímeken kapott támogatások felhasználásának és elszámolásának határideje 2016. december 31.

d) Belterületi utak szilárd burkolattal való ellátása

Előirányzat: 1 500,0 millió forint

Az előirányzat a fővárosi kerületek burkolatlan útállományának kerületi hosszúsága arányában a Központi Statisztikai Hivatal 2012. december 31-ei állapotnak megfelelően elkészített Országos Statisztikai Adatgyűjtési Program 1390/03 „A helyi közutak adatai adatgyűjtés" alapján illeti meg a kerületi önkormányzatot. A támogatás a burkolatlan utak szilárd burkolattal való ellátására, a csapadékvíz elvezetésére, valamint a burkolás közvetlen előfeltételéül szolgáló mellékgyűjtő és

főgyűjtő csatornaszakaszok megépítésére használható fel. A támogatás elsődlegesen a csatornázott, de burkolatlan utak szilárd burkolattal való ellátására szolgál. Ha az útépítési engedély az út szilárd burkolattal való kiépítését jelzőlámpa építésével engedélyezi, a támogatásból annak költségei is elszámolhatók. Ha a csatornázott területek szilárd burkolattal történő ellátásánál a támogatás nem kerül teljes egészében felhasználásra, a támogatás a csapadékvíz-elvezető csatorna építésével egyidejűleg (azonos beruházásban) megvalósuló útburkolásra fordítható.

Az igénybevett támogatás elszámolása a tárgyévben jogszerűen felmerült kiadások figyelembevételével, a kerületi önkormányzathoz beérkezett, a kerületi önkormányzat által igazolt számlák alapján történik. A támogatás folyósítása az alábbiak szerint történik: január 25-éig 500 millió forint, április 25-éig 500 millió forint, július 25-éig 500 millió forint.

e) Normafa Park rehabilitációjának támogatása

Előirányzat 620,0 millió Ft

A támogatás Budapest Főváros XII. kerület Hegyvidéki Önkormányzatát illeti meg – a Normafa területének történelmi szabadidő- és sport hagyományait megőrizve – a sétautak, futópályák, hegyi kerékpárutak, játszótér és sípálya területének rehabilitációjával, a szükséges kiszolgáló létesítmények megteremtésével, a közbiztonság javításával, a közlekedés és a parkolás rendezésével kapcsolatos feladatok előkészítéséhez és megvalósításához, valamint a terület vagyonkezeléséhez kapcsolódó feladatok ellátásához.

A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter a sportpolitikáért felelős miniszterrel egyetértésében köt támogatási szerződést Budapest Főváros XII. kerület Hegyvidéki Önkormányzattal.

11. „ART" mozihálózat digitális fejlesztésének (digitalizációjának) támogatása

Előirányzat: 100,0 millió forint

Az előirányzatból támogatást azon „art" mozit fenntartó, illetve nem önkormányzati tulajdonban lévő „art" mozit támogató települési önkormányzat igényelhet, amely vállalja, hogy a támogatással e mozik digitális vetítésre történő átállásának műszaki, technikai feltételeit biztosítja.

12. Könyvtári és közművelődési érdekeltségnövelő támogatás, muzeális intézmények szakmai támogatása

Előirányzat: 820,0 millió forint

Az előirányzatból támogatást igényelhet a települési önkormányzat az általa fenntartott nyilvános könyvtár állománygyarapításához, a közművelődési infrastruktúra technikai, műszaki fejlesztéséhez, valamint az általa fenntartott vagy támogatott muzeális intézmények szakmai fejlesztéséhez.

13. A 2013. évről áthúzódó bérkompenzáció támogatása

Előirányzat: 1 250,0 millió forint

Az előirányzat szolgál a települési önkormányzati intézményrendszerben foglalkoztatottak 2013. december havi keresete után járó bérkompenzációjának támogatására.
A támogatás a települési önkormányzatokat a költségvetési szerveknél és az egyházak közcélú tevékenységet folytató intézményeinél foglalkoztatottak 2013. évi kompenzációjáról szóló 408/2012. (XII. 28.) Korm. rendeletben foglaltak szerint illeti meg.

14. A pécsi Zsolnay Kulturális Negyed és a Kodály Központ működésének támogatása

Előirányzat: 500,0 millió forint

A támogatás Pécs Megyei Jogú Város Önkormányzatát illeti meg azzal, hogy - a Zsolnay Örökség Kezelő Nonprofit Kft.-n keresztül - a Zsolnay Kulturális Negyed és a Kodály Központ üzemeltetéséhez és programjainak megvalósításához használható fel.

A támogatás felhasználásának részletes szabályairól a kultúráért felelős miniszter a helyi önkormányzatokért felelős miniszterrel egyetértésben köt támogatási szerződést Pécs Megyei Jogú Város Önkormányzatával.

15. Üdülőhelyi feladatok támogatása

Előirányzat: 11 524,0 millió forint

A támogatás a települési önkormányzatot idegenforgalmi célú kiadásaihoz illeti meg. Mértéke az üdülővendégek tartózkodási ideje alapján beszedett idegenforgalmi adó minden forintjához 1,5 forint. Késedelmi pótlék, bírság alapján nem igényelhető a hozzájárulás.
A támogatás a helyi önkormányzatok nettó finanszírozása keretében havi ütemekben, az üdülővendégek tartózkodási ideje alapján beszedett idegenforgalmi adó 2012. évi tény adatai alapján kerül folyósításra.

16. Települési önkormányzatok köznevelési feladatainak egyéb támogatása

Előirányzat: 2 500,0 millió forint

a) Korábban a Megyei Intézményfenntartó Központ által fenntartott, települési önkormányzat tulajdonában lévő köznevelési intézmények működtetésének támogatása

A támogatás azon 3 000 fő lakosságszám feletti települési önkormányzatok kiadásaihoz járul hozzá,

- amelyek közigazgatási területén korábban a megyei intézményfenntartó központok által fenntartott köznevelési intézmények feladatainak ellátását szolgáló – saját tulajdonukban lévő – ingatlan van, és
- ezen ingatlanok működtetését vállalták, vagy ezek után a 32. § (5) bekezdése szerint hozzájárulást fizetik, valamint
- a szerkezetátalakítási tartalék felhasználásának részletes szabályairól szóló 22/2013. (VI. 11.) BM rendelet alapján 2013. évben e feladathoz támogatásban részesültek.

b) Köznevelési intézmények kiegészítő támogatása

A támogatás a köznevelési intézmények működtetését vállaló, vagy a 32. § (5) bekezdés szerinti hozzájárulást fizető azon 3 000 lakosságszám feletti települési önkormányzatokat illeti meg, melyek egy lakosra jutó adóerő-képessége nem haladja meg a 20 000 forintot.

Az a) és b) pontok szerinti támogatás összege megegyezik a 2013. évben a fenti BM rendelet alapján a települési önkormányzatnak nyújtott támogatással, kivéve,

- ha az önkormányzat az intézmény működtetését 2014. évben egyáltalán nem végzi, és hozzájárulást sem fizet, úgy egész évben nem jár számára a támogatás,
- amennyiben az önkormányzat 2014 szeptemberétől nem végzi az intézmény működtetését, illetve ettől a hónaptól hozzájárulást sem fizet, úgy a támogatásra ettől a hónaptól időarányosan nem jogosult.

A támogatások folyósítása a helyi önkormányzatok nettó finanszírozása keretében havi ütemekben történik. A támogatásokat az érintett ingatlanok működtetési költségeire, vagy a 32. § (5) bekezdése szerinti hozzájárulás megfizetésére lehet fordítani.

17. Lakott külterülettel kapcsolatos feladatok támogatása

Előirányzat: 814,0 millió forint

A támogatás a lakott külterülettel rendelkező települési önkormányzatokat a KEKKH által 2013. január 1-jei állapotra számított, a települési önkormányzat adatszolgáltatása alapján kimutatott külterületi lakosok száma arányában illeti meg. A támogatás folyósítása négy egyenlő részletben, minden negyedév első hónapjának 25-éig történik.

18. A kötelezően ellátandó helyi közösségi közlekedési feladat támogatása

Előirányzat: 24 000,0 millió forint

Az előirányzat a személyszállítási szolgáltatásokról szóló 2012. évi XLI. törvény 4. § (4) bekezdés *c)* pontja szerinti, a Budapest Főváros Önkormányzata által kötelezően ellátandó feladatok támogatására szolgál. A támogatás a fővárosi helyi közösségi közlekedés 2014. évi működésének támogatására fordítható.

A támogatás felhasználásának részletes szabályairól a közlekedésért felelős miniszter és a helyi önkormányzatokért felelős miniszter az államháztartásért felelős miniszter egyetértésével köt támogatási szerződést Budapest Főváros Önkormányzatával.

A támogatás nem haladhatja meg az Európai Közösségek Tanácsának 1370/2007/EK rendelete alapján megállapított, a fővárosi helyi közlekedési közszolgáltatás ellátása során felmerülő veszteséget.

19. A települési önkormányzatok helyi közösségi közlekedésének támogatása

Előirányzat: 2 013,0 millió forint

Az előirányzatból támogatást – a Budapest Főváros Önkormányzata kivételével – az a települési önkormányzat igényelhet, amely a településen a tárgyév egészében helyi közforgalmú közlekedést lebonyolító gazdálkodó szervezetet, illetve költségvetési szervet tart fenn, a helyi közforgalmú közlekedés lebonyolítására az önkormányzati, állami és egyéb szolgáltatóval jogszabály alapján közszolgáltatási szerződést kötött, vagy egyéb a tevékenység gyakorlásának jogát koncessziós szerződésben időlegesen átengedte (a továbbiakban együtt: helyi közlekedés).
A támogatás a települési önkormányzatnak az Európai Közösségek Tanácsának 1370/2007/EK rendelete alapján megállapított, a helyi közlekedési közszolgáltatás ellátása során felmerülő – tárgyévet megelőző évi – vesztesége erejéig igényelhető.
A támogatás a tárgyévet megelőző évben ténylegesen teljesített – környezetvédelmi szempontból súlyozott – személyszállítási teljesítmények (férőhely-kilométer) arányában kerül elosztásra, figyelembe véve az egyes közlekedési üzemágazatok, és a településkategóriák tárgyévet megelőző évi üzemi szintű fajlagos ráfordításait is.
A támogatás igénylésénél a települési önkormányzat nyilatkozik, hogy a helyi közlekedés ellátásához és fejlesztéséhez a tárgyévet megelőző évben szolgáltatónként milyen összegű saját forrás átadásával járult hozzá. A támogatás összege ezen önkormányzati saját forrást legfeljebb 25%-kal haladhatja meg.
A települési önkormányzat a támogatást a területén működő, pályázatában szereplő szolgáltatók részére a pályázati döntés szerinti összegben utalja tovább.

20. "Szombathely a segítés városa" program támogatása

Előirányzat: 22,0 millió forint

A támogatás Szombathely Megyei Jogú Város Önkormányzatát illeti meg a „Szombathely a segítés városa" program megvalósítása érdekében. Az újraélesztési program célja a hirtelen szívhalál, mint halálok csökkentésének az elősegítése, a korai és elkerülhető halálozás életmódbeli tényezőinek javítása az újraélesztés oktatásán, a lakosság képzésén keresztül.

A támogatás felhasználásának részletes szabályairól a helyi önkormányzatokért felelős miniszter az egészségügyért felelős miniszterrel egyeztetve köt támogatási szerződést Szombathely Megyei Jogú Város Önkormányzatával.

21. A Miskolctapolcai Strandfürdő és környezete fejlesztésének támogatása

Előirányzat: 500,0 millió Ft

A támogatás Miskolc Megyei Jogú Város Önkormányzatát illeti meg a várospolitikai célból kiemelt jelentőségű Miskolctapolcai Strandfürdő és környezetének fejlesztéséhez, a korábbi strand területének rehabilitációjához, nemzetközi versenyek megtartására is alkalmas úszómedence és kiszolgáló épületek, valamint élményfürdő kialakításához.

A támogatás felhasználásának részletes szabályairól a turizmusért felelős miniszter a helyi önkormányzatokért felelős miniszterrel egyetértésben köt támogatási szerződést Miskolc Megyei Jogú Város Önkormányzatával.

4. melléklet a 2013. évi CCXXX. törvényhez

A helyi önkormányzatok kiegészítő támogatásai

1. Önkormányzati fejezeti tartalék

Előirányzat: 38 636,9 millió forint

I. Az önkormányzati fejezeti tartalék előirányzatot növeli

a) az intézményátadásból felszabaduló olyan összeg, amely nem illeti meg az átvevőt,
b) a költségvetési évet megelőző évi elszámolás alapján a helyi önkormányzatok által költségvetési évben visszafizetett támogatások összege,
c) a kincstári felülvizsgálat, illetve az Állami Számvevőszék ellenőrzése alapján a helyi önkormányzatok által jogtalanul igénybe vett támogatások költségvetési évben visszafizetett összege,
d) a helyi önkormányzatok által költségvetési évben megfizetett igénybevételi, kiegészítő és késedelmi kamat összege,
e) a települési önkormányzatok által igényelt támogatások - a nem helyi önkormányzat részére történő feladatátadással összefüggő előirányzat-csökkenés kivételével - lemondott előirányzatának összege,
f) a helyi önkormányzatok által az Áht. 83.§ (6) bekezdésében felsorolt kötelezettségek költségvetési év december 5-éig történő elmulasztása miatt a költségvetési évben felfüggesztett támogatások összege.

II. Az önkormányzati fejezeti tartalék előirányzatot csökkenti a települési önkormányzatok által igényelt támogatásoknak az államháztartásról szóló jogszabályokban meghatározott időpontokban és esetekben - a nem helyi önkormányzattól történő feladatátvétellel összefüggő előirányzat-növelés kivételével - pótigényelt előirányzat összege.

III. Az önkormányzati fejezeti tartalék terhére a következő kifizetések teljesíthetők

a) a támogatások költségvetési évet megelőző évi elszámolása alapján a helyi önkormányzatok részéről a költségvetési évben keletkező pótigény összege,
b) a kincstári felülvizsgálat, illetve az Állami Számvevőszék ellenőrzése alapján a helyi önkormányzatokat pótlólagosan megillető támogatások költségvetési évben kifizetett összege,
c) az államháztartásról szóló jogszabályok alapján költségvetési évben a helyi önkormányzatokat megillető igénybevételi, késedelmi és kiegészítő kamat összege,
d) a helyi önkormányzatok által az Áht. 83.§ (6) bekezdésében felsorolt, költségvetési évet megelőző éveket terhelő kötelezettségek költségvetési évben történő teljesítése esetén a költségvetési évet megelőző években felfüggesztett támogatások összege.

IV. A tartalék előirányzat szolgál a rendkívüli önkormányzati támogatások forrásául.

A települési önkormányzatok rendkívüli támogatást kivételes esetben igényelhetnek működőképességük megőrzése, vagy egyéb, a feladataik ellátását veszélyeztető helyzet elhárítása érdekében.
A támogatásról a helyi önkormányzatokért felelős miniszter és az államháztartásért felelős miniszter - a helyi önkormányzatokért felelős miniszter által felkért bizottság javaslata alapján - a beérkező támogatási igények elbírálását követően folyamatosan, de legkésőbb 2014. december 20-áig együttesen dönt. A támogatás önkormányzatonkénti összege a helyi önkormányzatokért felelős miniszter által vezetett minisztérium honlapján közzétételre kerül.
A támogatás átutalása a támogatási döntés meghozatalát követően haladéktalanul történik.

2. Megyei önkormányzati tartalék

Előirányzat: 500,0 millió forint

Az előirányzat szolgál a megyei önkormányzatok 2014. évi váratlan működési kiadásai támogatására működési bevételeik figyelembevételével.

3. A tartósan fizetésképtelen helyzetbe került helyi önkormányzatok adósságrendezésére irányuló hitelfelvétel visszterhes kamattámogatása, a pénzügyi gondnok díja

Előirányzat: 100,0 millió forint

a) Visszterhes kamattámogatást igényelhet az a helyi önkormányzat, amely a helyi önkormányzatok adósságrendezési eljárásáról szóló törvényben szabályozott eljárás keretében az egyezséget pénzügyi intézménytől felvett hitellel teremtette meg. Ha a kamattámogatás alapjául szolgáló hitel forinttól eltérő devizanemű, a kamattámogatást a Magyar Nemzeti Bank által a kamattámogatás esedékességét megelőző második munkanappal közzétett, az adott devizára vonatkozó középárfolyam figyelembevételével kell kiszámítani. A kamattámogatás feltételeit a helyi önkormányzatokért felelős miniszter és a helyi önkormányzat megállapodásban rögzíti.
b) A helyi önkormányzatok adósságrendezési eljárásában közreműködő pénzügyi gondnokok díjához költségvetési támogatás vehető igénybe. A pénzügyi gondnok díjának összege - az általános forgalmi adóval együtt - legalább 800 ezer forint, legfeljebb 3 000 ezer forint.
A pénzügyi gondnok díjának folyósításáról - a bíróság díjmegállapító végzésének jogerőre emelkedését követően - a helyi önkormányzatokért felelős miniszter intézkedik.

5. melléklet a 2013. évi CCXXX. törvényhez

A központi alrendszer azon előirányzatai, melyek teljesülése módosítás nélkül eltérhet az előirányzattól

1	**1. A teljesülés külön szabályozás nélkül is eltérhet az előirányzattól:**
2	I. ORSZÁGGYŰLÉS fejezetben
3	Kampányköltségek (10. cím)
4	X. KÖZIGAZGATÁSI ÉS IGAZSÁGÜGYI MINISZTÉRIUM fejezetben
5	A büntetőeljárásról szóló törvény alapján megállapított kártalanítás (20. cím, 2. alcím, 17. jogcímcsoport)
6	Jogi segítségnyújtás (20. cím, 2. alcím, 18. jogcímcsoport)
7	Bűncselekmények áldozatainak kárenyhítése (20. cím, 2. alcím, 20. jogcímcsoport)
8	Céltartalékok (24. cím)
9	XII. VIDÉKFEJLESZTÉSI MINISZTÉRIUM fejezetben
10	Állat, növény- és GMO-kártalanítás (20. cím, 6. alcím)
11	Uniós programok árfolyam-különbözete (20. cím, 7. alcím, 1. jogcímcsoport)
12	XV. NEMZETGAZDASÁGI MINISZTÉRIUM fejezetben
13	Kárrendezési célelőirányzat (25. cím, 2. alcím, 5. jogcímcsoport)
14	Szervezetátalakítási alap (25. cím, 30. alcím, 10. jogcímcsoport)
15	XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM fejezetben
16	Peres ügyek (25. cím)
17	XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben
18	Gyermekvédelmi Lakás Alap (20. cím, 17. alcím, 1. jogcímcsoport)
19	GYES-en és GYED-en lévők hallgatói hitelének célzott támogatása (20. cím, 17. alcím, 7. jogcímcsoport)
20	Átadásra nem került ingatlanok utáni járadék (20. cím, 55. alcím, 4. jogcímcsoport)
21	Családi támogatások (21. cím, 1. alcím)
22	Korhatár alatti ellátások (21. cím, 2. alcím)
23	Jövedelempótló és jövedelemkiegészítő szociális támogatások (21. cím, 3. alcím)
24	Közgyógyellátás (21. cím, 4. alcím, 1. jogcímcsoport)
25	XLI. ADÓSSÁGSZOLGÁLATTAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben
26	Devizában fennálló adósság és követelések kamatelszámolásai (1. cím)
27	A forintban fennálló adósság és követelések kamatelszámolásai (2. cím)
28	Jutalékok és egyéb költségek (3. cím, 1. alcím)
29	Állampapírok értékesítését támogató kommunikációs kiadások (3. cím, 2. alcím)
30	XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI fejezetben
31	Diákhitel tartozások részleges elengedése (27. cím)
32	Diákhitel 2 konstrukció kamattámogatása (28. cím)
33	Lakástámogatások (29. cím)
34	Egyéb vállalati támogatások (30. cím, 2. alcím)
35	Normatív támogatások (30. cím, 3. alcím)
36	Szociálpolitikai menetdíj támogatás (31. cím)
37	Felszámolásokkal kapcsolatos kiadások (32. cím, 1. alcím, 4. jogcímcsoport)
38	Szanálással kapcsolatos kiadások (32. cím, 1. alcím, 5. jogcímcsoport)

39	Magán- és egyéb jogi személyek kártérítése (32. cím, 1. alcím, 6. jogcímcsoport)
40	Egyéb vegyes kiadások (32. cím, 1. alcím, 11. jogcímcsoport)
41	1% SZJA közcélú felhasználása (32. cím, 1. alcím, 12. jogcímcsoport)
42	Mehib és Eximbank behajtási jutaléka (32. cím, 1. alcím, 19. jogcímcsoport)
43	Ügyfélnek visszajáró vámbiztosíték, egyéb vámvisszatérítések (32. cím, 1. alcím, 21. jogcímcsoport)
44	Gazdálkodó szervezetek által befizetett termékdíj-visszaigénylés (32. cím, 1. alcím, 22. jogcímcsoport)
45	Állam által vállalt kezesség és viszontgarancia érvényesítése (33. cím)
46	Pénzbeli kárpótlás (34. cím, 2. alcím, 1. jogcímcsoport)
47	Az 1947-es párizsi békeszerződésből eredő kárpótlás (34. cím, 2. alcím, 2. jogcímcsoport)
48	Rokkantsági, rehabilitációs ellátások fedezetére átadott pénzeszköz (35. cím, 2. alcím, 5. jogcímcsoport)
49	Nemzetközi elszámolások kiadásai (36. cím)
50	Hozzájárulás az EU költségvetéséhez (37. cím)
50a	A települési önkormányzatok adósságkonszolidációjához kapcsolódó állami támogtások (38. cím)
51	Követeléskezelés költségei (41. cím)
52	Központi Nukleáris Pénzügyi Alap támogatása (42. cím, 3. alcím)
53	XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben
54	Jótállással, szavatossággal kapcsolatos kifizetések (2. cím, 3. alcím, 1. jogcímcsoport)
55	Kezesi felelősségből eredő kifizetések (2. cím, 3. alcím. 2. jogcímcsoport)
56	Konszernfelelősség alapján történő kifizetések (2. cím, 3. alcím, 3. jogcímcsoport)
57	Egyéb bírósági döntésből eredő kiadások (2. cím, 3. alcím, 6. jogcímcsoport)
58	Egyéb szerződéses kötelezettségek (2. cím, 3. alcím, 7. jogcímcsoport)
59	Egyéb jogszabályból eredő kiadások (2. cím, 3. alcím, 8. jogcímcsoport)
60	Átcserélhető kötvény kamatfizetése (2. cím, 4. alcím, 4. jogcímcsoport)
61	ÁFA elszámolás (2. cím, 8. alcím)
62	XLIV. A NEMZETI FÖLDALAPPAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK fejezetben
63	Bírósági döntésből eredő kiadások (2. cím, 3. alcím, 5. jogcímcsoport)
64	LXIII. NEMZETI FOGLALKOZTATÁSI ALAP fejezetben
65	Szociális hozzájárulási adókedvezmény megtérítése (1. cím, 7. alcím)
66	Álláskeresési ellátások (4. cím, 1. alcím)
67	Nyugdíjbiztosítási Alapnak átadás (4. cím, 4. alcím)
68	Bérgarancia kifizetések (5. cím)
69	TÁMOP 1.2 Foglalkoztatást ösztönző normatív támogatások (14. cím, 2. alcím)
70	LXVIII. WESSELÉNYI MIKLÓS ÁR- ÉS BELVÍZVÉDELMI KÁRTALANÍTÁSI ALAP fejezetben
71	Káreseménnyel összefüggő kártalanítás kifizetése (7. cím)
72	LXXI. NYUGDÍJBIZTOSÍTÁSI ALAP fejezetben
73	Öregségi nyugdíj (2. cím, 1. alcím, 1. jogcímcsoport)
74	Hozzátartozói nyugellátás (2. cím, 1. alcím, 3. jogcímcsoport)
75	Szolgálatfüggő nyugellátás (2. cím, 1. alcím, 6. jogcímcsoport)
76	Nyugdíjbiztosítás egyéb kiadásai (2. cím, 4. alcím)

77	Vagyongazdálkodás (3. cím)
78	LXXII. EGÉSZSÉGBIZTOSÍTÁSI ALAP fejezetben
79	Terhességi-gyermekágyi segély (2. cím, 2. alcím, 1. jogcímcsoport)
80	Táppénz (2. cím, 2. alcím, 2. jogcímcsoport)
81	Kártérítési járadék (2. cím, 2. alcím, 4. jogcímcsoport)
82	Baleseti járadék (2. cím, 2. alcím, 5. jogcímcsoport)
83	Gyermekgondozási díj (2. cím, 2. alcím, 6. jogcímcsoport)
84	Rokkantsági, rehabilitációs ellátások (2. cím, 2. alcím, 7. jogcímcsoport)
85	Gyógyfürdő és egyéb gyógyászati ellátás támogatása (2. cím, 3. alcím, 2. jogcímcsoport)
86	Anyatej-ellátás (2. cím, 3. alcím, 3. jogcímcsoport)
87	Utazási költségtérítés (2. cím, 3. alcím, 6. jogcímcsoport)
88	Sürgősségi ellátás EGT-n, Svájcon belül (2. cím, 3. alcím, 7. jogcímcsoport, 1. jogcím)
89	Sürgősségi ellátás EGT-n kívül (2. cím, 3. alcím, 7. jogcímcsoport, 2. jogcím)
90	Külföldön történt speciális egészségügyi ellátások (2. cím, 3. alcím, 7. jogcímcsoport, 4. jogcím)
91	Külföldön igénybevett Magyarországon nem elérhető egészségügyi szolgáltatások (2. cím, 3. alcím, 7. jogcímcsoport, 5. jogcím)
92	Kifizetőhelyeket megillető költségtérítés (2. cím, 4. alcím, 4. jogcímcsoport, 1. jogcím)
93	Postaköltség (2. cím, 4. alcím, 4. jogcímcsoport, 2. jogcím)
94	Egyéb kiadások (2. cím, 4. alcím, 4. jogcímcsoport, 3. jogcím)
95	Gyógyszergyártók ellentételezése, elszámolási különbözet rendezése (2. cím, 4. alcím, 4. jogcímcsoport, 5. jogcím)
96	Vagyongazdálkodás (3. cím)
97	**2. Az előirányzat a Kormány jóváhagyásával túlléphető:**
98	VIII. ÜGYÉSZSÉG fejezetben
99	Jogerősen megállapított kártérítések célelőirányzata (3. cím, 4. alcím)
99a	X. KÖZIGAZGATÁSI ÉS IGAZSÁGÜGYI MINISZTÉRIUM fejezetben
99b	Járási szociális feladatok (20. cím, 11. alcím)
99c	Fővárosi és megyei kormányhivatalok peres ügyei (20. cím, 12. alcím)
100	XII. VIDÉKFEJLESZTÉSI MINISZTÉRIUM fejezetben
101	Peres ügyek (20. cím, 13. alcím)
102	XIII. HONVÉDELMI MINISZTÉRIUM fejezetben
103	NATO és EU felajánlás alapján kialakításra kerülő készenléti alegységek alkalmazásának kiadásai (NRF, Battle Group és DCM) (8. cím, 2. alcím, 1. jogcímcsoport)
104	XIV. BELÜGYMINISZTÉRIUM fejezetben
105	Víz-, környezeti és természeti katasztrófa kárelhárítás (20. cím, 1. alcím, 50. jogcímcsoport)
106	XV. NEMZETGAZDASÁGI MINISZTÉRIUM fejezetben
107	Kötött segélyhitelezés (25. cím, 47. alcím)
108	XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM fejezetben
109	Beruházás ösztönzési célelőirányzat (20. cím, 33. alcím, 1. jogcímcsoport)
110	Autópálya rendelkezésre állási díj (20. cím, 36. alcím, 1. jogcímcsoport)
111	A helyközi személyszállítási közszolgáltatások költségtérítése (21. cím, 1. alcím, 3. jogcímcsoport)

112	A vasúti pályahálózat működtetésének költségtérítése (21. cím, 1. alcím, 5. jogcímcsoport)
113	XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben
114	Közoktatási célú humánszolgáltatás és kiegészítő támogatás (20. cím, 2. alcím, 3. jogcímcsoport)
115	Szociális célú nem állami humánszolgáltatások támogatása (20. cím, 19. alcím, 1. jogcímcsoport)
116	XLII. A KÖLTSÉGVETÉS KÖZVETLEN BEVÉTELEI ÉS KIADÁSAI fejezetben
117	Hulladék-közszolgáltatással kapcsolatos kiadások (32. cím, 1. alcím, 23. jogcímcsoport)
118	LXIII. NEMZETI FOGLALKOZTATÁSI ALAP fejezetben
119	Start-munkaprogram (8. cím)
119a	LXVI. KÖZPONTI NUKLEÁRIS PÉNZÜGYI ALAP fejezetben
119b	Bátaapáti Nemzeti Radioaktívhulladék-tároló (NRHT) beruházása (1. cím, 1. alcím)
119c	Nagy aktivitású radioaktívhulladék-tároló telephely kiválasztása (2. cím)
120	**3. Ha az európai uniós tagsághoz kapcsolódó támogatások felhasználása érdekében illetve e támogatások folyósításának elmaradása esetén életbe lépő átcsoportosítási szabályokra vonatkozó rendelkezésekben foglalt lehetőségek kimerültek, az együttes eredeti támogatási előirányzat 30%-ával, e fölött a Kormány döntése alapján túlléphető:**
121	XII. VIDÉKFEJLESZTÉSI MINISZTÉRIUM fejezetben
122	Uniós programok kiegészítő támogatása (20. cím, 4. alcím)
123	Vidékfejlesztési és halászati programok (20. cím, 11. alcím)
124	Új Vidékfejlesztési Program (20. cím, 12. alcím)
125	XIV. BELÜGYMINISZTÉRIUM fejezetben
126	Szolidaritási programok (20. cím, 9. alcím)
127	Belügyi Alapok (20. cím, 20. alcím)
128	XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM fejezetben
129	TEN-T projektek (20. cím, 32. alcím, 5. jogcímcsoport)
130	XIX. UNIÓS FEJLESZTÉSEK fejezetben
131	Nemzeti Stratégiai Referenciakeret (2. cím, 4. alcím)
132	Területi Együttműködés (2. cím, 5. alcím)
133	Egyéb uniós előirányzatok (2. cím, 6. alcím)
134	Állami költségvetési kedvezményezettek sajáterő támogatása (2. cím, 7. alcím, 8. jogcímcsoport)
135	Budapest 4-es metróvonal építésének támogatása (2. cím, 7. alcím, 11. jogcímcsoport)
136	2014-2020 közötti kohéziós politikai operatív programok (2. cím, 9. alcím)
137	Európai Területi Együttműködés (2014-2020) (2. cím, 10. alcím)
138	**4. A nyugdíjszerű ellátásban részesülő személyek évközi ellátás-emelése végrehajtásával összefüggésben tételes elszámolás alapján a szociál- és nyugdíjpolitikáért felelős miniszter engedélyével túlléphető:**
139	XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben
140	Folyósított ellátások utáni térítés (21. cím, 4. alcím, 4. jogcímcsoport)
141	**5. A pénzügyi tranzakciós illeték megfizetéséhez kapcsolódóan az államháztartásért felelős miniszter engedélyével túlléphető:**
142	XV. NEMZETGAZDASÁGI MINISZTÉRIUM fejezetben
143	Magyar Államkincstár, Működési költségvetés, Dologi kiadások előirányzat (8. cím, 1. előirányzat csoport, 3. kiemelt előirányzat)

144	**6. A gyógyszertári tulajdoni hányad állami elővásárlásával összefüggésben az egészségbiztosításért felelős miniszter engedélyével, az államháztartásért felelős miniszter egyetértése mellett túlléphető:**
145	XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA fejezetben
146	Gyógyszertári tulajdoni hányad állami elővásárlás kiadása (26. cím)

6. melléklet a 2013. évi CCXXX. törvényhez

Kötelezettségvállalási keret-előirányzatok

millió forint

Megnevezés	2007	2008	2009	2010	2011	2012	2013	Összesen
	EU forrás							
Gazdaságfejlesztés Operatív Program	0,0	99 918,5	119 740,5	133 922,0	146 717,4	151 817,0	158 190,6	810 306,2
Közlekedés Operatív Program	0,0	161 292,2	243 876,2	280 706,1	293 405,8	360 070,9	379 326,4	1 718 677,6
Társadalmi megújulás Operatív Program	0,0	154 743,4	158 081,2	153 739,4	158 801,5	174 245,2	182 162,2	981 773,0
Államreform Operatív Program	0,0	7 618,9	7 405,1	6 646,5	6 164,9	6 491,8	6 764,9	41 092,1
Elektronikus közigazgatás Operatív Program	0,0	17 463,4	17 386,2	16 239,5	15 927,6	16 475,4	17 215,1	100 707,1
Társadalmi infrastruktúra Operatív Program	0,0	78 304,9	71 258,0	74 531,7	90 192,5	92 000,5	96 581,5	502 868,9
Környezet és energia Operatív Program	0,0	104 543,7	171 170,1	207 955,0	218 336,9	238 754,7	250 694,0	1 191 454,5
Nyugat-dunántúli Operatív Program	0,0	18 632,9	19 972,2	20 787,6	23 183,2	23 640,0	24 832,1	131 048,0
Közép-dunántúli Operatív Program	0,0	20 407,5	21 874,3	22 767,4	25 391,1	25 891,4	27 197,1	143 528,8
Dél-dunántúli Operatív Program	0,0	28 331,4	30 367,7	31 607,6	35 250,1	35 944,6	37 757,3	199 258,7
Dél-alföldi Operatív Program	0,0	30 082,3	32 244,5	33 561,0	37 428,6	38 166,0	40 090,7	211 573,0
Észak-alföldi Operatív Program	0,0	39 176,9	41 992,8	43 707,3	48 744,2	49 704,6	52 211,2	275 536,9
Észak-magyarországi Operatív Program	0,0	36 310,3	38 920,1	40 509,2	45 177,5	46 067,7	48 390,8	255 375,6
Közép-magyarországi Operatív Program	0,0	118 567,6	101 557,0	70 073,4	36 208,4	38 209,0	38 490,3	403 105,6
Végrehajtás Operatív Program	0,0	7 761,1	13 259,2	16 077.7	16 491.6	17 838,9	18 402,7	89 831,2
Nemzeti Stratégiai Referenciakeret keret-előirányzatai összesen	**2008-2013. évekre felosztásra került**	**923 154,8**	**1 089 105,1**	**1 152 831,4**	**1 197 421,2**	**1 315 317,7**	**1 378 306,9**	**7 056 137,1**
Európai Mezőgazdasági és Vidékfejlesztési Alap keret-előirányzatai	**143 450,7**	**135 053,3**	**147 897,4**	**149 964,1**	**155 190,9**	**167 245,1**	**173 570,6**	**1 072 372,1**
A Halászati Operatív Program keret-előirányzatai	**0,0**	**1 594,5**	**1 679,5**	**1 732,6**	**1 930,7**	**1 853,1**	**1 941,8**	**10 732,2**
Európai Menekültügyi Alap	0,0	179,0	253,9	260,1	336,6	354,5	299,3	1 683,4
Integrációs Alap	267,3	309,2	308,9	391,7	455,1	580,5	421,9	2 734,6
Visszatérési Alap	0,0	279,5	153,7	198,6	253,0	371,8	564,9	1 821,5
Külső Határok Alap	1 328,5	1 514,8	1 594,9	1 551,5	2 106,6	3 046,5	4 044,7	15 187,5
Szolidaritási programok keret-előirányzatai összesen:	**1 595,8**	**2 282,5**	**2 311,4**	**2 401,9**	**3 151,3**	**4 353,3**	**5 330,8**	**21 427,0**

7. melléklet a 2013. évi CCXXX. törvényhez

A közalkalmazotti fizetési osztályok első fizetési fokozata szerinti garantált illetmények havi összege forintban, valamint a fizetési fokozatokhoz tartozó legkisebb szorzószámok 2014. évben

Fizetési fokozatok	Fizetési osztályok									
	A	B	C	D	E	F	G	H	I	J
1.	69 000	77 000	78 000	79 000	89 000	122 000	127 000	129 500	142 000	154 500
2.	1,0175	1,0175	1,0200	1,0250	1,0275	1,0350	1,0350	1,0500	1,0450	1,0600
3.	1,0350	1,0350	1,0400	1,0500	1,0550	1,0725	1,0725	1,1000	1,1025	1,1350
4.	1,0525	1,0525	1,0650	1,0750	1,0900	1,1100	1,1100	1,1500	1,1675	1,2100
5.	1,0700	1,0700	1,0900	1,1000	1,1250	1,1475	1,1475	1,2000	1,2425	1,2850
6.	1,0875	1,0875	1,1125	1,1250	1,1600	1,1850	1,1850	1,2600	1,3175	1,3600
7.	1,1075	1,1075	1,1375	1,1525	1,1975	1,2225	1,2225	1,3350	1,3925	1,4200
8.	1,1275	1,1400	1,1625	1,1875	1,2350	1,2650	1,2725	1,4100	1,4675	1,4825
9.	1,1500	1,1725	1,1950	1,2250	1,2725	1,3075	1,3325	1,4850	1,5275	1,5450
10.	1,1725	1,2075	1,2300	1,2625	1,3100	1,3675	1,3950	1,5600	1,5875	1,6075
11.	1,1950	1,2425	1,2675	1,3000	1,3475	1,4275	1,4575	1,6250	1,6475	1,6700
12.	1,2175	1,2775	1,3050	1,3375	1,3775	1,4875	1,5200	1,6900	1,7075	1,7325
13.	1,2400	1,3125	1,3425	1,3750	1,4075	1,5475	1,5825	1,7550	1,7775	1,8025
14.	1,2625	1,3500	1,3800	1,4125	1,4425	1,6075	1,6450	1,8200	1,8475	1,8725

8. melléklet a 2013. évi CCXXX. törvényhez

A nem állami köznevelési feladatok támogatása

I. A PEDAGÓGUS-MUNKAKÖRBEN, ÉS A NEVELŐ-, OKTATÓ MUNKÁT KÖZVETLENÜL SEGÍTŐ MUNKAKÖRBEN FOGLALKOZTATOTTAK UTÁN JÁRÓ ÁTLAGBÉR ALAPÚ TÁMOGATÁS

1. Az átlagbér alapú támogatást

a) óvodában, egységes óvoda-bölcsődében a pedagógus-munkakörben és a nevelő-, oktató munkát közvetlenül segítő munkakörben foglalkoztatottak után az e törvény 2. melléklet II. pont 1. alpontja szerint kell megállapítani,

b) iskolában, kollégiumban, pedagógiai szakszolgálati intézményben

ba) pedagógus-munkakörben foglalkoztatottak után az állami intézményfenntartó központ pedagógus-munkakörben foglalkoztatottjainak és az állami intézményfenntartó központ által fenntartott általános iskolával, középiskolával, szakiskolával, alapfokú művészeti iskolával, kollégiummal, gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézménnyel a nevelési évben vagy a tanévben október 1-jén tanulói jogviszonyban álló tanulók létszáma, valamint a pedagógiai szakszolgálati intézmény által ellátott gyermekek, tanulók átlaglétszáma alapján két tizedesre kerekített finanszírozott pedagógus létszám szerint,

bb) a nevelő-, oktató munkát közvetlenül segítő munkakörben foglalkoztatottak után – a pedagógiai szakszolgálati intézmény kivételével – kormányrendeletben meghatározott elismerhető létszám alapján

kell megállapítani a 2-4. alpontban foglaltak alkalmazásával.

Az egy főre jutó átlagbérnek az iskolánként, kollégiumonként, pedagógiai szakszolgálati intézményenként történő megállapításához az Nkt. 97. § (20a) bekezdésére és a 94. § (4) bekezdés *v)* pontjára is figyelemmel számított, az állami intézményfenntartó központ által fenntartott intézményekben intézménytípusonként pedagógus-munkakörben, valamint nevelő- és oktatómunkát közvetlenül segítő munkakörben foglalkoztatottak éves személyi juttatását járulékaival együtt el kell osztani az annak megfelelő létszámmal. A pedagógiai szakszolgálati intézmény nevelő-, oktató munkát közvetlenül segítő munkakörben foglalkoztatottak finanszírozott létszáma nem haladhatja meg a pedagógiai szakszolgálati intézményben a 2-4. alpontban foglaltak alkalmazásával a pedagógus-munkakörre megállapított finanszírozott létszám 8%-át.

2. A pedagógusok, valamint a nevelő-, oktató munkát közvetlenül segítők átlagbére és közterhei elismert összegének meghatározása

a) A pedagógusok átlagbérének és közterheinek elismert összege

aa) általános iskolára 4 148 200 forint/számított létszám/év,

pótlólagosan elismert összeg a 2014/2015. tanítási évre 36 700 forint/számított létszám/3 hónap,

ab) gimnáziumra 4 275 800 forint/számított létszám/év,

pótlólagosan elismert összeg a 2014/2015. tanítási évre 40 200 forint/számított létszám/3 hónap,

ac) szakiskolára, nem szakképzési évfolyamon 4 275 800 forint/számított létszám/év,

pótlólagosan elismert összeg a 2014/2015. tanítási évre 40 200 forint/számított létszám/3 hónap,

ad) szakiskolára szakképzési évfolyamon 4 275 800 forint/számított létszám/év,

pótlólagosan elismert összeg a 2014/2015. tanítási évre 40 200 forint/számított létszám/3 hónap,

ae) speciális szakiskolára (készségfejlesztő speciális szakiskolára, előkészítő szakiskolára) 4 275 800 forint/számított létszám/év,

pótlólagosan elismert összeg a 2014/2015. tanítási évre 40 200 forint/számított létszám/3 hónap,

af) szakközépiskolára, nem szakképzési évfolyamon 4 275 800 forint/számított létszám/év,

pótlólagosan elismert összeg a 2014/2015. tanítási évre 40 200 forint/számított létszám/3 hónap,

ag) szakközépiskolára szakképzési évfolyamon 4 275 800 forint/számított létszám/év,

pótlólagosan elismert összeg a 2014/2015. tanítási évre 40 200 forint/számított létszám/3 hónap,

ah) alapfokú művészeti iskolára főtárgy szerinti egyéni foglalkozás keretében való részvétel esetében 4 040 100 forint/számított létszám/év,

pótlólagosan elismert összeg a 2014/2015. tanítási évre 36 200 forint/számított létszám/3 hónap,

ai) alapfokú művészeti iskolára főtárgy szerinti csoportos foglalkozás keretében való részvétel esetében 4 040 100 forint/számított létszám/év,

pótlólagosan elismert összeg a 2014/2015. tanítási évre 36 200 forint/számított létszám/3 hónap,

aj) művészeti szakközépiskolára 4 275 800 forint/számított létszám/év,

pótlólagosan elismert összeg a 2014/2015. tanítási évre 40 200 forint/számított létszám/3 hónap,

ak) kollégiumra 4 198 700 forint/számított létszám/év,

pótlólagosan elismert összeg a 2014/2015. tanítási évre 38 400 forint/számított létszám/3 hónap,

al) pedagógiai szakszolgálati intézményre 4 000 100 forint/számított létszám/év,

pótlólagosan elismert összeg a 2014/2015. tanítási évre 35 600 forint/számított létszám/3 hónap,

am) gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézményre 4 275 800 forint/számított létszám/év,

pótlólagosan elismert összeg a 2014/2015. tanítási évre 40 200 forint/számított létszám/3 hónap,

an) köznevelési intézményben működő utazó gyógypedagógusi hálózatra a 2014/2015. tanítási évre 1 109 150 forint/számított létszám/3 hónap.

b) A nevelő-, oktató munkát közvetlenül segítők átlagbérének és közterheinek elismert összege 2 190 700 forint/számított létszám/év.

3. A finanszírozott pedagóguslétszám megállapításához szükséges – az óvoda kivételével – a nevelési-oktatási intézménybe járó, valamint a pedagógiai szakszolgálati intézmény által ellátott gyermekek, tanulók létszámának meghatározása

A gyermek-, tanulólétszám meghatározásánál a nappali rendszerű iskolai oktatásban, vagy a nappali oktatás munkarendje szerint oktatott tanulót, továbbá a fejlesztő iskolai oktatásban vagy fejlesztő nevelésben-oktatásban résztvevő tanulót egy tanulóként, az esti oktatás munkarendje szerint tanulók számát kettővel, a levelező oktatás munkarendje szerint tanulók számát öttel elosztva, a kollégiumban ellátott – a nappali rendszerű iskolai oktatásban, vagy a nappali oktatás munkarendje szerint oktatott – tanulót egy tanulóként kell figyelembe venni.

A pedagógiai szakszolgálati intézményben az ellátott gyermekek, tanulók létszámát az ellátott gyermekek, tanulók egy évre számított havonkénti átlaglétszámának éves összesített, tízzel elosztott becsült létszáma alapján kell meghatározni. A heti ellátotti létszám megállapításánál egy gyermek, tanuló csak egyszer vehető figyelembe tekintet nélkül arra, hogy a hét egy vagy több napján, egyéni vagy csoportos foglalkozás keretében biztosították számára a jogszabályban megállapított szakmai követelményeknek megfelelő ellátást. Új pedagógiai szakszolgálati intézmény esetén átlaglétszámként a becsült létszámot kell alapul venni.

Az alapfokú művészetoktatásban azt a tanulót lehet egy főként figyelembe venni, akinek a számára legalább heti négy tanóra kerül megszervezésre. Azokat a tanulókat, akik számára heti kettő vagy három tanóra kerül megszervezésre, kettővel elosztva lehet figyelembe venni.

Az alapfokú művészetoktatás kivételével a nappali rendszerű iskolai oktatásban, vagy a nappali munkarend szerint oktatott enyhe értelmi fogyatékos, beszédfogyatékos vagy pszichés fejlődési zavarral küzdő sajátos nevelési igényű tanulót két gyermekként, a mozgásszervi, érzékszervi, középsúlyos értelmi fogyatékos, autizmus spektrum zavarral küzdő vagy halmozottan fogyatékos gyermeket, tanulót három gyermekként kell számításba venni, ha nevelés-oktatásuk a többi gyermekkel, tanulóval együtt történik. 2014-ben szeptembertől, ha a köznevelési intézmény a sajátos nevelési igényű gyermeke, tanulója számára az egészségügyi, pedagógiai célú habilitációs, rehabilitációs foglalkoztatást nem saját alkalmazottjával, hanem utazó gyógypedagógusi hálózat igénybevételével láttatja el, az integráltan nevelt, oktatott sajátos nevelési igényű gyermek, tanuló csak egy gyermekként, tanulóként vehető figyelembe.

A gyermek és tanulólétszám meghatározása feladatellátási helyenként két tizedesre történik.

4. A finanszírozott pedagógus létszám meghatározásához az állami intézményfenntartó központ pedagógus-munkakörben foglalkoztatottjainak és az általa fenntartott iskolába felvett, továbbá kollégiumban elhelyezett tanulóknak és a pedagógiai szakszolgálati intézmény által ellátott gyermekek, tanulók heti átlaglétszámának aránya köznevelési intézménytípusonként:

a) általános iskolában 11,8 fő tanulónként 1 fő pedagógus,

b) gimnáziumban – beleértve a hat és nyolc évfolyammal működő gimnáziumokat is – 12,5 fő tanulónként 1 fő pedagógus,

c) szakiskolákban, nem szakképzési évfolyamon 11,6 fő tanulónként 1 fő pedagógus,

d szakiskolában szakképzési évfolyamon 12,0 fő tanulónként 1 fő pedagógus,

e) speciális szakiskolákban és előkészítő szakiskolában 6 fő tanulónként 1 fő pedagógus, készségfejlesztő speciális szakiskolákban 4 fő tanulónként 1 fő pedagógus,

f) szakközépiskolában, nem szakképzési évfolyamon 12,4 fő tanulónként 1 fő pedagógus,

g) szakközépiskolában szakképzési évfolyamon 13,7 fő tanulónként 1 fő pedagógus,

h) alapfokú művészeti iskolában főtárgy szerinti egyéni foglalkozás keretében való részvétel esetében 19,9 fő tanulónként 1 fő pedagógus,

i) alapfokú művészeti iskolában főtárgy szerinti csoportos foglalkozás keretében való részvétel esetében 78,8 fő tanulónként 1 fő pedagógus,

j) művészeti szakközépiskola

ja) párhuzamos oktatásában részt vevő 6 fő tanulónként 1 fő pedagógus,

jb) szakképzési évfolyamán az Nkt. 27. § (9) bekezdése szerinti egyéni foglalkozás keretében részt vevő 3,5 fő tanulóként 1 pedagógus,

jc) szakképzési évfolyamán legalább 4 főből álló csoportos foglalkozás keretében részt vevő 8,5 fő tanulóként 1 fő pedagógus,

k) kollégiumban 18,5 fő tanulónként 1 fő pedagógus,

l) pedagógiai szakszolgálati intézményeknél

la) logopédiai ellátás esetén 50 fő gyermek-tanulólétszám alatt 1 fő pedagógus, további 50 gyermek/tanuló létszám esetén további 1-1 fő pedagógus,

lb) nevelési tanácsadás esetén 87 fő gyermek-tanulólétszám alatt 1 fő pedagógus, további 87 gyermek/tanuló létszám esetén további 1-1 fő pedagógus,

lc) gyógytestnevelés esetén 50 fő gyermek-tanulólétszám alatt 1 fő pedagógus, további 50 gyermek/tanuló létszám esetén további 1-1 fő pedagógus,

ld) szakértői bizottság esetén 180 fő gyermek-tanulólétszám alatt 1 fő pedagógus, további 180 gyermek/tanuló létszám esetén további 1-1 fő pedagógus,

le) gyógypedagógiai tanácsadás, korai fejlesztés, oktatás és gondozás, és a fejlesztő nevelés együtt:

	A	B
1	Gyermek-, illetve tanuló létszám (fő)	Pedagógus létszám (fő)
2	1	1
3	2-10	2
4	11-20	4
5	21-50	5
6	51-100	6
7	100 felett	10

lf) továbbtanulási, pályaválasztási tanácsadás, konduktív pedagógiai ellátás, iskolapszichológiai, óvodapszichológiai ellátás, kiemelten tehetséges gyermekek, tanulók gondozása együtt:

	A	B
1	Gyermek-, illetve tanuló létszám (fő)	Pedagógus létszám (fő)
2	1-100	2
3	101-500	5
4	501-1000	7
5	1001-2000	9
6	2000 felett	12

m) gyógypedagógiai, konduktív pedagógiai nevelési-oktatási intézmény

ma) óvodája esetében 4 fő gyermekként 1 pedagógus,

mb) általános iskolája esetében 3,7 fő tanulóként 1 pedagógus,

mc) középfokú iskolája esetében 6,2 fő tanulóként 1 fő pedagógus,

md) kollégiuma esetében 7,8 fő tanulóként 1 fő pedagógus,

n) fejlesztő nevelést, oktatást végző gyógypedagógiai, konduktív pedagógiai intézményben és fejlesztő iskolában 3 fő tanulónként 1 fő pedagógus,

o) a kiegészítő nemzetiségi nevelés-oktatásban 21 fő tanulónként 1 fő pedagógus,

p) utazó gyógypedagógusi hálózat igénybevétele esetén a sajátos nevelési igényű gyermekek, tanulók egészségügyi, pedagógiai célú habilitációs, rehabilitációs foglalkoztatásának megtartására 39 ellátott gyermek-és tanulólétszám esetén 1 fő

után igényelhető az átlagbér alapú támogatás.

Ha az *a)*, *b)*, *f)*, *g)* és *k)* alpont szerinti köznevelési intézmény ellát nemzetiségi nevelési-oktatási feladatot, a nemzetiségi nevelési-oktatási feladat tekintetében 8 fő tanulóként 1 fő pedagógust kell figyelembe venni.

A pedagógus létszám meghatározása fenntartónként, a 2013/2014. tanítási évre nyolc, a 2014/2015. tanítási évre négy hónapra, két tizedesre történik.

II. A NEMZETISÉGI ÖNKORMÁNYZAT, AZ EGYHÁZI JOGI SZEMÉLY ÁLTAL FENNTARTOTT KÖZNEVELÉSI INTÉZMÉNYEK MŰKÖDÉSÉNEK TÁMOGATÁSA

FAJLAGOS ÖSSZEG: 160 000 forint/gyermek, tanuló/év

A gyermek-, tanulólétszám meghatározásánál az óvodában, egységes óvoda-bölcsődében nevelt gyermeket egy gyermekként, a nappali rendszerű iskolai oktatásban, vagy a nappali oktatás munkarendje szerint oktatott tanulót, továbbá a fejlesztő iskolai oktatásban vagy fejlesztő nevelésben-oktatásban résztvevő tanulót egy tanulóként, az esti oktatás munkarendje szerint tanulók számát kettővel, a levelező oktatás munkarendje szerint tanulók számát öttel, az alapfokú művészetoktatásban részesülő tanuló esetében az átlagbéralapú támogatás során megadott létszámot öttel elosztva, a kollégiumban ellátott – a nappali rendszerű iskolai oktatásban, vagy a nappali oktatás munkarendje szerint oktatott – tanulót egy tanulóként kell figyelembe venni.

A gyermek-; tanulólétszám meghatározásánál a gyógypedagógiai tanácsadás, korai fejlesztés, oktatás és gondozás, valamint a fejlesztő nevelés feladatainak ellátása esetében az átlagbéralapú támogatás során megadott létszámmal kell a gyermeket, tanulót figyelembe venni.

A működési támogatást a nevelési-oktatási intézmény esetében a nevelési évi, tanévi október 1-jei gyermek-, tanuló létszám (8 és 4 havi) alapján kell kiszámítani.

III. A NEMZETISÉGI ÖNKORMÁNYZAT, AZ EGYHÁZI JOGI SZEMÉLY ÁLTAL FENNTARTOTT KÖZNEVELÉSI INTÉZMÉNYEK KIEGÉSZÍTŐ TÁMOGATÁSA A 2013/2014. TANÍTÁSI ÉVBEN JANUÁR-SZEPTEMBER HÓNAPOKRA

FAJLAGOS ÖSSZEG: 24 300 forint/gyermek, tanuló

A központi költségvetés az új finanszírozási rendszerre való átállás érdekében a nemzetiségi önkormányzat és a bevett egyház jogszabályban meghatározott köznevelési feladatra tekintettel a 2013/2014. tanítási évre 2014. január-szeptember hónapokra a nemzetiségi önkormányzat és a bevett egyház részére elszámolási kötelezettség nélküli kiegészítő támogatást biztosít.

A kiegészítő támogatást a 2013. október 1-jei gyermek-, tanulólétszám alapján kell megállapítani.

A gyermek-, tanuló létszám meghatározásánál az óvodában, egységes óvoda-bölcsődében nevelt gyermeket egy gyermekként, a nappali rendszerű iskolai oktatásban, vagy a nappali oktatás munkarendje szerint oktatott tanulót egy tanulóként, az esti oktatás munkarendje szerint tanulók számát kettővel, a levelező oktatás munkarendje szerint tanulók számát öttel, az alapfokú művészetoktatásban részesülő tanuló esetében az átlagbéralapú támogatás során megadott létszámot öttel elosztva, a kollégiumban ellátott – a nappali rendszerű iskolai oktatásban, vagy a nappali oktatás munkarendje szerint oktatott – tanulót egy tanulóként kell figyelembe venni.

Az I.-III. pont alatti támogatásokat – az ott megjelölt időszakra – havi egyenlő részletekben kell folyósítani.

9. melléklet a 2013. évi CCXXX. törvényhez

A személyes gondoskodást nyújtó szociális, gyermekvédelmi közfeladatot ellátó intézmény nem állami fenntartóját megillető támogatások

A központi költségvetés – a hajléktalanok átmeneti intézményei kivételével – a nem állami szociális fenntartónak a következő támogatásokat biztosítja.

I. Szakmai dolgozók átlagbére alapján számított béralapú támogatása

SZAKMAI DOLGOZÓK ÁTLAGBÉRÉNEK ELISMERT ÖSSZEGE: 2 606 040 Ft/év/foglalkoztatott

A központi költségvetés a Kjt., valamint a Kjt. szociális ágazatban történő végrehajtását szabályozó kormányrendelet, továbbá egyéb, a kereseteket meghatározó jogszabályok alapján elismert átlagbér alapú feladathoz kötött támogatást biztosít a bentlakást nyújtó szociális – kivéve hajléktalanok átmeneti intézményei – és gyermekvédelmi szakellátási intézmény nem állami fenntartói részére. Az átlagbér alapú támogatás a fenntartók által foglalkoztatott munkatársak béréhez, valamint az ehhez kapcsolódó szociális hozzájárulási adójához jár, és az intézmény működésével összefüggésben használható fel.

A támogatás éves összegének meghatározása

a) Az intézményekben ellátottak számának meghatározása
A nem állami szociális fenntartó jogszabályban meghatározottak szerinti igénylés keretében adatot szolgáltat az általa fenntartott intézmények ellátotti létszámáról, amely nem lehet több éves szinten a szolgáltatói nyilvántartásban szereplő létszám – amennyiben a befogadott férőhelyszám alacsonyabb, akkor a befogadott létszám – 100%-nál. Az ellátottak számának meghatározása során a tervezéskor az intézményben ellátottak éves becsült gondozási napjainak számát 365-tel kell osztani, az elszámolásnál az ellátottak gondozási napokra vonatkozó nyilvántartása szerint összesített éves gondozási napok számát 365-tel kell osztani.

b) A számított szakmai munkatárs létszám meghatározása

$Gsz = L_1/4$
ahol:

Gsz = 2014. évre számított szakmai munkatársak létszáma két tizedesre kerekítve,

L_1 = adott évre az *a)* alpont szerinti összes ellátotti létszám.

c) A szolgáltatásokhoz kapcsolódó támogatás éves összegének (T) meghatározása

$T = Gsz*Ksz_1*2\ 606\ 040$
ahol:

Ksz_1 = az alábbi táblázat szerinti szolgáltatás biztosításához kapcsolódó korrekciós szorzószám, szolgáltatásonként.

d) A nevelőszülői ellátás támogatása

$$T = (Nsz*Nszad) + (Gsz*Ksz_i*2\,606\,040)$$

ahol:

tervezésnél:

Nsz =: nevelőszülők becsült létszáma, amely nem lehet több a szolgáltatói nyilvántartásban szereplő létszámnál

NSzad =: a Gyvt 66/H. § (3) bekezdése szerint a nevelőszülői foglalkoztatási jogviszonnyal kapcsolatban megállapított kötelező minimális alapdíj harmincad részének szociális hozzájárulási adóval számított összege * 334 nap

elszámolásnál:

Nsz =: nevelőszülők éves átlagos létszáma, amely nem lehet több a szolgáltatói nyilvántartásban szereplő létszámnál

NSzad =: a Gyvt 66/H. § (3) bekezdése szerint a nevelőszülői foglalkoztatási jogviszonnyal kapcsolatban megállapított kötelező minimális alapdíj harmincad részének szociális hozzájárulási adóval számított összege * a nevelőszülő jogviszonyban töltött napok átlagával, legfeljebb 334 nap

	A	B	C	D	E
1	Főtípus	Típus	Altípus	Szorzó szám (Ksz_i)	Kiegészítő rendelkezések
2	Szociális [Szoc. tv. 57. § (2) bekezdés, a hajléktalanok átmeneti intézményei kivételével]	ápolást, gondozást igénylő ellátás	idősek otthona (átlagos ellátás)	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek idősek otthonát a Szoctv.-ben szabályozott módon tartanak fenn.
3			idősek otthona (demens ellátás)	1,18	A támogatást igénybe vehetik azok a fenntartók, amelyek a Szoctv.-ben szabályozott módon a Nemzeti Rehabilitációs és Szociális Hivatal, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum, vagy pszichiáter, neurológus, geriáter szakorvos demencia kórkép súlyos fokozatát igazoló szakvéleményével rendelkező demens betegek ellátását biztosítják. Az e pont szerinti támogatás vehető igénybe az idősek Szoctv. 57. § (2) bekezdése szerinti tartós bentlakásos intézményében és az emelt színvonalú férőhelyen ellátott, a Nemzeti Rehabilitációs és Szociális Hivatal, vagy a Pszichiátriai/Neurológiai Szakkollégium által befogadott demencia centrum, vagy pszichiáter, neurológus, geriáter szakorvos demencia kórkép súlyos fokozatát igazoló szakvéleményével rendelkező demens betegek után is.
4			idősek otthona (emelt szintű ellátás)	0,19	A támogatás az idősek otthonaiban a 2007. december 31-én hatályos Szoctv. 117/B. §-a alapján emelt színvonalú körülményeket és szolgáltatásokat biztosító, 2007. december 31-én a működési engedélyben meghatározott férőhelyen gondozott – a 3. altípus szerint súlyos demens betegnek nem minősülő – ellátottak után illeti meg a fenntartót.
5			pszichiátriai betegek otthona	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek a pszichiátriai betegek otthonát, intézményenként legalább 10 férőhellyel tartják fenn.
6			szenvedélybetegek otthona	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek a szenvedélybetegek otthonát, intézményenként legalább 10 férőhellyel tartják fenn.
7			fogyatékos személyek otthona	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek fogyatékos személyek (látás-, mozgás-, értelmi és halmozottan fogyatékos személyek) ápoló-gondozó otthonát intézményenként legalább 10 férőhellyel tartják fenn.
8			hajléktalanok otthona	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon hajléktalanok otthonát tartanak fenn.

9		rehabilitációs intézmény	pszichiátriai betegek rehabilitációs intézménye	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek pszichiátriai betegek rehabilitációs intézményét, intézményenként legalább 10 férőhellyel tartják fenn.
10			szenvedélybetegek rehabilitációs intézménye	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek szenvedélybetegek rehabilitációs intézményét, intézményenként legalább 10 férőhellyel tartják fenn.
11			fogyatékos személyek rehabilitációs intézménye	1,22	A támogatást azok a fenntartók vehetik igénybe, amelyek fogyatékos személyek rehabilitációs intézményét, intézményenként legalább 10 férőhellyel tartják fenn.
12			hajléktalan személyek rehabilitációs intézménye	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon hajléktalan személyek rehabilitációs intézményét tartanak fenn.
13		lakóotthonok	fogyatékos személyek rehabilitációs célú lakóotthona	0,96	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő fogyatékosok rehabilitációs célú lakóotthonát üzemeltetnek.
14			fogyatékos személyek ápoló-gondozó célú lakóotthona	1,27	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-nak megfelelő ápoló-gondozó célú lakóotthont üzemeltetnek.
15			pszichiátriai betegek rehabilitációs célú lakóotthona	0,96	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-ának megfelelő pszichiátriai betegek rehabilitációs célú lakóotthonát üzemeltetnek.
16			szenvedélybetegek rehabilitációs célú lakóotthona	0,96	A támogatásra jogosultak azok a fenntartók, amelyek a Szoctv. 85/A. §-nak megfelelő szenvedélybetegek rehabilitációs célú lakóotthonát üzemeltetnek.
17		átmeneti elhelyezést nyújtó intézmények	időskorúak gondozóháza	1,00	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon időskorúak gondozóházát tartanak fenn.
18			fogyatékos személyek gondozóháza	1,11	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon fogyatékos személyek gondozóházát tartanak fenn
19			pszichiátriai betegek átmeneti otthona	1,11	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon pszichiátriai betegek átmeneti otthonát tartanak fenn.
20			szenvedélybetegek átmeneti otthona	1,11	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv.-ben szabályozott módon szenvedélybetegek átmeneti otthonát tartanak fenn.
21		támogatott lakhatás	támogatott lakhatás fogyatékos, pszichiátriai és szenvedélybetegek részére	1,27	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv. 75. § (1) bekezdés alapján tartanak fenn támogatott lakhatást fogyatékos, pszichiátriai és szenvedélybetegek részére. A támogatás azonos időszakban ugyanazon ellátott után a 2. melléklet III. pont 3c)-i) alpontok szerinti támogatással együtt nem vehető igénybe.
22			támogatott lakhatás hajléktalan személyek részére	0,72	A támogatást azok a fenntartók vehetik igénybe, amelyek a Szoctv. 75. § (1) bekezdés alapján tartanak fenn támogatott lakhatást hajléktalan személyek részére. A támogatás azonos időszakban ugyanazon ellátott után a 2. melléklet III. pont 3c)-i) és k) alpontok szerinti támogatással együtt nem vehető igénybe
23	Gyermekvédelem [Gyvt. 15. § (3) bekezdés a) és b) pontja]	otthont nyújtó ellátás	nevelőszülőnél biztosított otthont nyújtó ellátás	1,31	A támogatást a nevelőszülői hálózatot fenntartó veheti igénybe, azok után a – gyámhatósági határozattal nevelésbe vett, illetve ideiglenes hatállyal elhelyezett – 3-17 éves gyermekek után, akik nevelőszülőnél kerültek elhelyezésre és nem minősítették őket különleges vagy speciális ellátási szükségletűnek.
24			nevelőszülőnél biztosított gyermekvédelmi különleges ellátás	1,57	A támogatást a nevelőszülői hálózatot fenntartó veheti igénybe azok az a) ideiglenes hatállyal elhelyezett, a Gyvt. 53. § (2) bekezdés ab) pontja szerinti 0-3 éves életkorú különleges szükségletű gyermekek, b) ideiglenes hatállyal elhelyezett nem magyar állampolgárságú a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján különleges szükségletű gyermekek, c) gyámhatósági határozattal nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés aa) pontja szerinti különleges szükségletű gyermekek után, ha a gyermekek nevelőszülőnél kerültek elhelyezésre. A nevelőszülőnél biztosított különleges ellátás támogatására

					való jogosultság megalapozásához a kora miatt különleges ellátást igénylő gyermek esetében a gyermekvédelmi szakértői bizottság szakmai véleménye nem szükséges.
25			nevelőszülőnél biztosított gyermekvédelmi speciális ellátás	1,63	A támogatást a nevelőszülői hálózatot fenntartó veheti igénybe azok az a) ideiglenes hatállyal elhelyezett nem magyar állampolgárságú, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján speciális szükségletű gyermekek, b) gyámhatósági határozattal nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés b) pontja szerinti speciális szükségletű gyermekek után, ha a gyermekek nevelőszülőnél kerültek elhelyezésre.
26			nevelőszülőnél együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,63	A támogatást a nevelőszülői hálózatot fenntartó veheti igénybe a) az ideiglenes hatállyal elhelyezett nem magyar állampolgárságú, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján kettős szükségletű gyermekek, b) gyámhatósági határozattal nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés c) pontja szerinti kettős szükségletű gyermekek után, ha a gyermekek nevelőszülőnél kerültek elhelyezésre
27			gyermekotthonban biztosított otthont nyújtó ellátás	1,33	A támogatást a gyermekvédelmi szakellátást nyújtó fenntartó veheti igénybe, azokra a – gyámhatósági határozattal nevelésbe vett, illetve ideiglenes hatállyal elhelyezett – 3-17 éves gyermekekre, akik az általa fenntartott gyermekotthonban, lakásotthonban kerültek elhelyezésre és nem minősítették őket különleges vagy speciális szükségletűnek.
28			lakásotthonban biztosított otthont nyújtó ellátás	1,33	
29			különleges gyermekotthonban, gyermekotthonban biztosított gyermekvédelmi különleges ellátás	1,50	A támogatást a fenntartó a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményében ellátott: – ideiglenes hatállyal elhelyezett a Gyvt. 53. § (2) bekezdés ab) pontja szerinti 0-3 éves életkorú különleges szükségletű gyermekek, – ideiglenes hatállyal elhelyezett nem magyar állampolgárságú a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján különleges szükségletű gyermekek, – nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés aa) pontja szerinti különleges szükségletű gyermekek után veheti igénybe. A támogatás igénybevételének megalapozásához a kora miatt különleges ellátást igénylő gyermek esetében a gyermekvédelmi szakértői bizottság szakmai véleménye nem szükséges.
30			különleges lakásotthonban, lakásotthonban biztosított gyermekvédelmi különleges ellátás	1,50	
31			szociális törvény hatálya alá tartozó intézményben biztosított különleges gyermekvédelmi ellátás	1,50	
32			speciális gyermekotthonban, gyermekotthonban biztosított gyermekvédelmi speciális ellátás	1,55	A támogatást a fenntartó a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményében ellátott: – ideiglenes hatállyal elhelyezett nem magyar állampolgárságú a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján speciális szükségletű gyermekek, – nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés b) pontja szerinti speciális szükségletű gyermekek után veheti igénybe.
33			speciális lakásotthonban, lakásotthonban biztosított gyermekvédelmi speciális ellátás	1,55	
34			szociális törvény hatálya alá tartozó intézményben biztosított gyermekvédelmi speciális ellátás	1,55	
35			gyermekotthonban, együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,55	A támogatást a fenntartó a Gyvt. vagy a Szoctv. hatálya alá tartozó intézményében ellátott: a) ideiglenes hatállyal elhelyezett nem magyar állampolgárságú, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján

36			lakásotthonban, együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,55	kettős szükségletű gyermekek, b) gyámhatósági határozattal nevelésbe vett, a gyermekvédelmi szakértői bizottság szakmai véleménye és a gyámhivatal határozata alapján a Gyvt. 53. § (2) bekezdés c) pontja szerinti kettős szükségletű gyermekek után veheti igénybe.
37			különleges gyermekotthonban, együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,55	
38			különleges lakásotthonban, együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,55	
39			speciális gyermekotthonban, együttesen biztosított gyermekvédelmi különleges és speciális	1,55	
40			speciális lakásotthonban, együttesen biztosított gyermekvédelmi különleges és speciális	1,55	
41			szociális törvény hatálya alá tartozó intézményben együttesen biztosított gyermekvédelmi különleges és speciális ellátás	1,55	
42		utógondozói ellátás	Gyvt. 93. § (1) bekezdés a)-c) pontja alapján nevelőszülőnél biztosított utógondozói ellátás	1,31	Támogatás vehető igénybe a fenntartó által – gyámhivatal határozata alapján – a Gyvt. 93. § (1) bekezdés a)-c) pontjában meghatározott ok miatt, a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesített 18-25 éves korú fiatal felnőtt után, ha a fiatal felnőttet a gyámhivatal nevelőszülőnél helyezte el.
43			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján utógondozó otthonban biztosított utógondozói ellátás	1,10	Támogatás vehető igénybe a fenntartó által – gyámhivatal határozata alapján – a Gyvt. 93. § (1) bekezdés b) vagy c) pontjában meghatározott ok miatt, a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesített 18-25 éves korú fiatal felnőtt után.
44			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján gyermekotthonban, lakásotthonban biztosított utógondozói ellátás	1,10	
45			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján különleges és speciális gyermekotthonban, különleges és speciális lakásotthonban biztosított utógondozói ellátás	1,10	
46			Gyvt. 93. § (1) bekezdés b) vagy c) pontja alapján külső férőhelyen biztosított utógondozói ellátás	1,15	
47			Gyvt. 93. § (1) bekezdés a) pontja alapján biztosított utógondozói ellátás gyermekotthonban/lakásotthonban, különleges gyermekotthonban/ lakásotthonban, speciális gyermekotthonban/ lakásotthonban, utógondozó otthonban, külsőférőhelyen	0,88	Támogatás vehető igénybe a fenntartó által – gyámhivatal határozata alapján – a Gyvt. 93. § (1) bekezdés a) pontjában meghatározott ok miatt, a Gyvt. 53/A. §-a szerinti utógondozói ellátásban részesülő 18-22 éves korú, fiatal felnőtt után.

II. A gyermekvédelmi szakellátási intézményekben pedagógus munkakörben foglalkoztatottak kiegészítő béralapú támogatása

GYERMEKVÉDELMI SZAKELLÁTÁSI INTÉZMÉNYBEN PEDAGÓGUS MUNKAKÖRBEN FOGLALKOZTATOTTAK ÁTLAGBÉRÉNEK ELISMERT KIEGÉSZÍTŐ TÁMOGATÁSA: 1 403 860 Ft/fő/foglalkoztatott

A központi költségvetés elismert átlagbér alapú feladathoz kötött kiegészítő támogatást biztosít a pedagógus munkakörben foglalkoztattak után a gyermekvédelmi szakellátási intézmény nem állami fenntartói részére. A kiegészítő támogatás a fenntartók által pedagógus munkakörben foglalkoztatott munkatársak béréhez, valamint az ehhez kapcsolódó szociális hozzájárulási adójához jár, és az intézmény működésével összefüggésben használható fel.

a) A gyermekvédelmi szakellátási intézményekben pedagógus munkakörben foglalkoztatottak elismert létszámának meghatározása

$Gypl = L_2/4 * Ksz_2$

ahol:

Gypl = az I. pontban elismert, Ksz_1 szorzószámmal korrigált szakmai munkatárs létszámon belül elismert pedagógus létszám,

L_2 = szolgáltatói nyilvántartásban szereplő férőhelyszám,

Ksz_2 = az alábbi táblázat szerinti szolgáltatás biztosításához kapcsolódó korrekciós szorzószám, intézménytípusonként:

	A	B
1	**Intézménytípus**	**Szorzószám (Ksz_2)**
2	nevelőszülői hálózat	0,09
3	gyermekotthon, lakásotthon	0,58
4	különleges gyermekotthon, különleges lakásotthon	0,75
5	speciális gyermekotthon, speciális lakásotthon	1,42
6	utógondozó otthon	0,68

b) A gyermekvédelmi szakellátási intézményekben pedagógus munkakörben foglalkoztatottak átlagbére kiegészítő támogatásának számítása

T = Gypl * 1 403 860

III. Kiegészítő szabályok

1. A nem állami szociális fenntartó a Kormány rendeletében meghatározott adatszolgáltatási rend szerint szolgáltat adatot.
2. Gondozási napként egy ellátott egy napi intézményi ellátását kell figyelembe venni, amely az intézménybe történő felvétel napjával kezdődik és annak végleges elhagyásával fejeződik be. A gondozási napok számításánál az ideiglenesen – egészségügyi vagy egyéb okból – távollévőket is figyelembe kell venni. Az intézményi jogviszony egy évi folyamatos távollét esetén megszűnik.
3. Az intézményben a Szoctv. 92/K. § (5) bekezdés b) pontja alapján az ellátottak száma egyetlen napon sem haladhatja meg a szolgáltatói nyilvántartásban meghatározott férőhelyszám 105%-át, éves átlagban pedig a férőhelyszám 100%-át. A Gyvt. 100. § (5) bekezdése alapján az otthont nyújtó ellátás, utógondozói ellátás nevelőszülő, illetve gyermekotthon, utógondozó otthon által történő biztosítása esetén az ellátottak száma éves átlagban nem haladhatja meg a fenntartó által működtetett – a szolgáltatói nyilvántartásban meghatározott – nevelőszülői, illetve gyermekotthoni összférőhelyszám 100%-át. Amennyiben a befogadott férőhelyek száma alacsonyabb a szolgáltatói nyilvántartásban szereplő férőhelyszámnál e pont rendelkezéseit ahhoz viszonyítottan kell vizsgálni.
4. A támogatás igénybevételének feltétele az ellátottak adatainak – a Szoctv. 20/C. § (1)-(4) bekezdése, illetve a Gyvt. 139. § (2) és (3) bekezdése szerinti – nyilvántartásba vétele, valamint a külön jogszabály szerinti napi jelentési kötelezettség teljesítése. A támogatás igénybevételére a nem állami szociális fenntartó attól az időponttól jogosult, amikor a nyilvántartásba vettek ellátását a napi jelentés szerint ténylegesen megkezdte.
5. A támogatást az a nem állami szociális fenntartó veheti igénybe, amely
   a) az adott szolgáltatás tekintetében a szolgáltatói nyilvántartásba be van jegyezve és
   b) a Szoctv. 58/A. § (2), (2a) és (2e) bekezdése, illetve a Gyvt. 145. § (2)-(2c) bekezdése alapján új szociális, gyermekjóléti, gyermekvédelmi szolgáltatóra, intézményre, hálózatra, új ellátotti létszámra, illetve új férőhelyre – külön jogszabályban meghatározott kivételekkel –befogadást nyertek, a befogadott létszám erejéig.
6. A 16-35 év közötti drog- és szenvedélybeteg személyeket ellátó intézmények (szenvedélybetegek otthona, rehabilitációs intézménye, rehabilitációs lakóotthona) esetében a támogatás az OEP finanszírozással együtt is igénybe vehető.
7. A gyermekvédelmi szakellátáshoz kapcsolódó támogatás igénybevételére a következő sajátos szabályok vonatkoznak:
   a) ha a gyermekvédelmi szakellátásban részesülő gyermek bölcsődei vagy családi napközi ellátásban vagy gyermek, fiatal felnőtt köznevelési szolgáltatásban részesül, a bölcsődei vagy családi napközi ellátást vagy a köznevelési szolgáltatást biztosító intézmény országos nemzetiségi önkormányzat, egyházi jogi személy vagy nem állami felsőoktatási intézmény fenntartója a feladathoz kapcsolódóan a 33. § (1), (2), (9) és (13) bekezdése szerinti támogatás, egyéb fenntartója a 33. § (1) bekezdése szerinti támogatásra jogosult,
   b) ha a bentlakásos intézmény köznevelési feladatot is ellát, a fenntartó az intézményen belül oktatott tanulók létszáma alapján az ellátott feladathoz kapcsolódóan az országos nemzetiségi önkormányzat, egyházi jogi személy vagy nem állami felsőoktatási intézmény fenntartója a 33. § (1), (2), (9) és (13) bekezdése szerinti támogatás, egyéb fenntartója a 33. § (1) bekezdése szerinti támogatásra jogosult.

10. melléklet a 2013. évi CCXXX. törvényhez

Beruházási Alap

	millió forintban
KIADÁS:	**130 392,0**
I. ORSZÁGGYŰLÉS	
Kossuth Lajos tér rekonstrukciója (4. cím, 9. alcím)	17 390,8
VI. BÍRÓSÁGOK	
Pest megyei bíróság épület rekonstrukció (3. cím, 1. alcím, 1. jogcímcsoport)	4 469,1
Igazságszolgáltatás beruházásai (3. cím, 1. alcím, 2. jogcímcsoport)	3 390,0
IX. HELYI ÖNKORMÁNYZATOK TÁMOGATÁSAI	
A Miskolctapolcai Strandfürdő és környezete fejlesztésének támogatása (2. cím, 21. alcím)	500,0
X. KÖZIGAZGATÁSI ÉS IGAZSÁGÜGYI MINISZTÉRIUM	
Ludovika Campus (20. cím, 2. alcím, 41. jogcímcsoport)	1 151,0
Nagykovácsi Kastélypark Komplexum fejlesztése (20. cím, 2. alcím, 46. jogcímcsoport)	985,0
XII. VIDÉKFEJLESZTÉSI MINISZTÉRIUM	
Szilvásváradi Lovasközpont fejlesztése (20. cím, 1. alcím, 21. jogcímcsoport)	1 470,7
XVII. NEMZETI FEJLESZTÉSI MINISZTÉRIUM	
Egyedi kormánydöntésen alapuló közlekedési beruházások (20. cím, 31. alcím, 2. jogcímcsoport)	332,0
Országos közúthálózat és gyorsforgalmi úthálózat fejlesztés (20. cím, 31. alcím, 3. jogcímcsoport)	1 364,0
Vasúti hidak és acélszerkezetek felújítása (20. cím, 31. alcím, 6. jogcímcsoport)	1 495,5
XX. EMBERI ERŐFORRÁSOK MINISZTÉRIUMA	
Vári rekonstrukciók (Szent György tér, Mátyás-templom) (20. cím, 1. alcím, 4. jogcímcsoport, 2. jogcím)	605,5
Liszt Ferenc Zeneművészeti Egyetem (Zeneakadémia) történeti orgonáinak restaurálása (20. cím, 11. alcím, 17. jogcímcsoport)	200,0
Az MLSZ sportlétesítmények biztonságtechnikai fejlesztésével összefüggő feladatainak támogatása (20. cím, 24. alcím, 10. jogcímcsoport)	714,0
XIV. Nyári Európai Ifjúsági Olimpiai Fesztiválhoz (EYOF) kapcsolódó fejlesztések (20. cím, 24. alcím, 11. jogcímcsoport, 3. jogcím)	1 549,0
Győr Aréna beruházás támogatása (20. cím, 24. alcím, 11. jogcímcsoport, 4. jogcím)	4 900,0
Debreceni Nagyerdei Labdarúgó Stadion rekonstrukciójának, valamint a Nagyerdei Stadion Rekonstrukciós Kft. működésének támogatása (20. cím, 24. alcím, 13. jogcímcsoport, 2. jogcím)	1 793,2
Budapest Bozsik Stadion labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 1. jogcím)	400,0
Győri ETO Futball Club labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 2. jogcím)	560,0
Budapest Szusza Ferenc Stadion labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 3. jogcím)	560,0
Pécs labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 4. jogcím)	500,0
Nyíregyháza labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 5. jogcím)	500,0
Budapest Illovszky Rudolf Stadion labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 6. jogcím)	500,0
Zalaegerszeg labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 7. jogcím)	500,0
Kaposvár labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 8. jogcím)	560,0

Kecskemét labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 9. jogcím)	560,0
Budapest Hidegkuti Nándor Stadion labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 10. jogcím)	560,0
Paks labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 11. jogcím)	560,0
Pápa labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 12. jogcím)	560,0
Békéscsaba labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 13. jogcím)	560,0
Mezőkövesd labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 14. jogcím)	220,0
Siófok labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 15. jogcím)	600,0
Dunaújváros labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 16. jogcím)	600,0
Gyirmót labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 17. jogcím)	600,0
Ajka labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 18. jogcím)	400,0
Balmazújváros labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 19. jogcím)	400,0
Cegléd labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 20. jogcím)	400,0
Kozármisleny labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 21. jogcím)	400,0
Sopron labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 22. jogcím)	400,0
Szolnok labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 23. jogcím)	400,0
Tatabánya labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 24. jogcím)	400,0
Szigetszentmiklós labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 25. jogcím)	120,0
Kisvárda labdarúgó sportlétesítmény-fejlesztése (20. cím, 24. alcím, 14. jogcímcsoport, 26. jogcím)	120,0
Nemzeti Stadionfejlesztési Program tartalékkerete (20. cím, 24. alcím, 14. jogcímcsoport, 27. jogcím)	95,0
Nemzeti Olimpiai Központ beruházás támogatása (20. cím, 24. alcím, 15. jogcímcsoport)	20 268,6
Tüskecsarnok és új uszodakomplexum beruházás támogatása (20. cím, 24. alcím, 16. jogcímcsoport)	3 707,0
Nemzeti Kézilabda Akadémia támogatása (20. cím, 24. alcím, 17. jogcímcsoport)	2 315,3
A 16 kiemelt sportág sportlétesítmény-fejlesztésének támogatása (20. cím, 24. alcím, 18. jogcímcsoport)	4 020,6
A 2021. évi Úszó-, Vízilabda-, Műugró, Műúszó és Nyíltvízi Világbajnokság megrendezéséhez kötődő sportlétesítmény-fejlesztések támogatása (20. cím, 24. alcím, 19. jogcímcsoport)	2 000,0
Szombathelyi sportcélú beruházások támogatása (Szombathelyi Haladás Stadion fejlesztésének támogatása) (20. cím, 24. alcím, 20. jogcímcsoport)	4 625,8
Székesfehérvári Sóstói Stadion fejlesztésének támogatása (20. cím, 24. alcím, 21. jogcímcsoport)	4 500,0
Diósgyőri Stadion fejlesztésének támogatása (20. cím, 24. alcím, 22. jogcímcsoport)	1 750,0
Budafoki Munkás Testedző Egyesület Sportcsarnoka fejlesztésének támogatása (20. cím, 24. alcím, 23. jogcímcsoport)	606,5
Nyíregyházi Bujtosi Szabadidő Csarnok fejlesztésének támogatása (20. cím, 24. alcím, 24. jogcímcsoport)	2 098,0
Mosonmagyaróvári Sportcsarnok beruházás támogatása (20. cím, 24. alcím, 25. jogcímcsoport)	240,0
Gabányi László Sportcsarnok fejlesztésének támogatása (20. cím, 24. alcím, 26. jogcímcsoport)	120,0

Nyéki Imre Uszoda fejlesztésének támogatása (20. cím, 24. alcím, 27. jogcímcsoport)	120,0
Mogyoródi úti Sporttelep fejlesztésének támogatása (20. cím, 24. alcím, 28. jogcímcsoport)	200,0
Tornaterem-építési program (20. cím, 24. alcím, 29. jogcímcsoport)	3 000,0
Tanuszoda-fejlesztési program (20. cím, 24. alcím, 30. jogcímcsoport)	3 000,0
MOME Campus – Kreatív Innovációs és Tudáspark kialakítása (20. cím, 25. alcím, 15. jogcímcsoport)	3 041,4
Klebelsberg kastély felújítása (20. cím, 25. alcím, 16. jogcímcsoport)	620,0
Dunamelléki Református Egyházkerület "Kárpátmedencei Református Fiatalok Háza" projektje (20. cím, 25. alcím, 17. jogcímcsoport)	300,0
Tiszáninneni Református Egyházkerület "Károlyi Gáspár program" (20. cím, 25. alcím, 18. jogcímcsoport)	350,0
Győri Evangélikus Egyházközség Insula Lutherana fejlesztés (20. cím, 25. alcím, 19. jogcímcsoport)	420,0
Egyházi épített örökség védelme és egyéb beruházások (20. cím, 55. alcím, 7. jogcímcsoport)	1 350,0
A Piarista Rend Magyar Tartománya fejlesztéseinek támogatása (20. cím, 55. alcím, 8. jogcímcsoport)	1 200,0
A debreceni református oktatási-nevelési intézményrendszer infrastrukturális fejlesztése (20. cím, 55. alcím, 11. jogcímcsoport)	3 000,0
Határon túli egyházi köznevelési intézmények fejlesztésének támogatása (20. cím, 55. alcím, 13. jogcímcsoport)	600,0
XXXIII. MAGYAR TUDOMÁNYOS AKADÉMIA	
MTA Bölcsészet és Társadalomtudományok Kutatóháza létrehozása (7. cím, 15. alcím)	3 600,0
XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK	
Ferencvárosi labdarúgó stadion fejlesztése (2. cím, 1. alcím, 1. jogcímcsoport, 3. jogcím)	8 394,0
Nemzeti Lovarda fejlesztésével kapcsolatos kiadások (2. cím, 1. alcím, 8. jogcímcsoport)	600,0
BEVÉTEL:	**130 392,0**
XLIII. AZ ÁLLAMI VAGYONNAL KAPCSOLATOS BEVÉTELEK ÉS KIADÁSOK	
Az állami vagyonnal kapcsolatos bevételek egyes értékesítési bevételei (1. cím, 1. alcím)	130 392,0